Filed Pursuant to rule 424(b)(5)
Registration File Number 333-141801

PROSPECTUS SUPPLEMENT	June 27, 2007
(To Prospectus dated June 15, 2007)

11,000,000 Shares

Emeritus Corporation

Common Stock

Emeritus Corporation is offering 10,500,000 shares of our common stock, and the selling shareholders identified in this prospectus supplement are offering 500,000 shares of our common stock, in this offering. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

Our common stock is traded on the American Stock Exchange under the symbol “ESC.” On June 27, 2007, the last reported sale price of our common stock on the American Stock Exchange was $31.80 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page S-12 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$31.000	$341,000,000

Underwriting discounts and commissions	$1.829	$20,119,000

Proceeds to Emeritus Corporation, before expenses	$29.171	$306,295,500

Proceeds to the selling shareholders, before expenses	$29.171	$14,585,500

The underwriters may purchase up to an additional 1,650,000 shares of our common stock from us at the public offering price, less the underwriting discounts and commissions payable, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $23,136,850, and the total proceeds, before expenses, to Emeritus Corporation will be $354,427,650.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about July 3, 2007.

UBS Investment Bank

Credit Suisse
Cohen & Steers
Stifel Nicolaus

The date of this prospectus supplement is June 27, 2007.

You should rely only on information contained in or incorporated by reference into this prospectus supplement. We have not, and the underwriters and the selling shareholders have not, authorized anyone to provide you with information that is different from that contained in this prospectus supplement and the accompanying prospectus. We and the selling shareholders are offering to sell and are seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement, the accompanying prospectus and any free writing prospectus is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock.

About this prospectus supplement

This prospectus supplement is a supplement to the accompanying base prospectus that is also a part of this document. This prospectus supplement and the accompanying base prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. The shelf registration statement (File No. 333-141801) was declared effective by the SEC on June 15, 2007. Under the shelf registration statement, we may sell any combination of the securities described in the accompanying base prospectus up to an aggregate amount of $500 million and the selling shareholders may sell up to an aggregate of 2,000,000 shares of our common stock, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying base prospectus include important information about us, our common stock, and other information you should know before investing in our common stock. This prospectus supplement also adds, updates, and changes information contained in the accompanying base prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying base prospectus, the statements made in the accompanying base prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying base prospectus as well as the additional information described under the headings “Information incorporated by reference” on page S-79 and “Where you can find more information” on page S-78 of this prospectus supplement before investing in our common stock.

S-i

Prospectus supplement summary

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the “Risk factors” and the financial statements and the accompanying notes, included and incorporated by reference, in this prospectus supplement and the accompanying prospectus, before making an investment decision. Except where we state otherwise, the information we present in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option. Unless the context indicates otherwise, references in this prospectus supplement to “Emeritus,” “we,” “our” and “us” refer to Emeritus Corporation and its subsidiaries, and “Summerville” refers to Summerville Senior Living, Inc. and its subsidiaries.

OVERVIEW

Emeritus was founded in 1993 and is one of the largest and most experienced national operators of assisted living and Alzheimer’s and dementia care residential communities. Our communities provide a high quality residential housing alternative for senior citizens who need assistance with the activities of daily living, but do not require the constant skilled nursing services provided in skilled nursing facilities. The majority of our communities were built or opened after January 1996 and many others have been upgraded in recent years. As a result, our residents enjoy a number of amenities, while we benefit from increased operating efficiencies. In addition, we believe our communities offer our residents a living environment that costs up to 50% less than the cost of living in a skilled nursing facility in the same location.

As of March 31, 2007, we operated, or had an interest in, 202 assisted living and Alzheimer’s and dementia care communities in 34 states, consisting of 171 communities that we own or lease, which we refer to as our consolidated facilities, and 31 communities that we manage, comprising a total of 16,463 units. Our consolidated facilities were 87% occupied as of March 31, 2007. For the first quarter of 2007, our average monthly revenue per occupied unit was $3,176.

On March 29, 2007, we announced that we had reached a definitive agreement to acquire Summerville Senior Living, Inc. Summerville, based in San Ramon, California, operates 81 communities comprising 7,935 units in 13 states which provide independent living, assisted living, and Alzheimer’s and dementia related services to seniors. We believe that Summerville is a compelling acquisition opportunity due to the quality of its operations and facilities, the strength of its senior management team, its high occupancy and average monthly revenues per occupied unit, strong operating margins, and complementary geographic footprint. On the completion of the proposed acquisition, which we expect to occur in the third quarter of 2007, we will operate 283 communities in 36 states comprising 24,398 units with a capacity for approximately 27,945 residents. On a pro forma basis as if our acquisition of Summerville had been completed as of January 1, 2006, our facilities would have been 88.1% occupied at March 31, 2007. We believe the opportunity exists to improve operating performance on a combined basis through cost savings resulting from economies of scale and other synergies, and through the integration of the most effective operating practices of each company across the combined portfolio.

Due to the rapidly growing aging population and the correlation between aging and the prevalence of Alzheimer’s disease and other forms of dementia, we believe the need for Alzheimer’s and dementia care will continue to increase in the future. Alzheimer’s and dementia care residents typically experience declines in mental functions that prevent them from performing activities of daily living, such as dressing and feeding themselves. We provide services that are structured to meet the specific needs of these residents. As of March 31, 2007, we had 124 communities that offered Alzheimer’s and dementia care services with approximately 2,857 units in a mix of both free-standing facilities and as part of our standard assisted living facilities. Our proposed acquisition of Summerville would significantly expand our Alzheimer’s and dementia care capacity by 48 communities, both free-standing and as part of standard assisted living facilities.

We have focused on improving our business through a number of different initiatives. From 2004 through the first quarter of 2007, we improved our occupancy rates from 82.5% to 87% by providing our residents high quality facilities and services, including programs that cater to the specific needs of our residents. During the same period, we increased our average monthly revenue per occupied unit from $2,869 to $3,176 as a result of our increased emphasis on higher yielding Alzheimer’s and dementia care services and companion living, as well as more focused attention on identifying opportunities to increase rates where appropriate. Improvements in occupancy rates and average monthly revenue per occupied unit have benefited our operating margins, which increased from 32% in 2005 to 34% in 2006, and from 34% in the first quarter of 2006 to 35.6% in the first quarter of 2007.

We have also grown our business through selective acquisitions, expansion of our existing communities and purchases of communities we had previously been leasing. In 2006 and 2007 we:

➢	filled an additional 444 units and acquired another 89 occupied units in 2006, an increase of 4.8% in occupied units compared to year-end 2005;

➢	added a net 42 units of Alzheimer’s and dementia care capacity in 2006;

➢	increased our average monthly revenue per occupied unit for 2006 by 4.8% compared to 2005 and by 4.3% for the first quarter of 2007 compared to the same period in 2006;

➢	increased our capacity through management agreements for 1,835 units through a joint venture with Blackstone Real Estate Advisors;

➢	acquired 43 communities formerly operated by us under long-term leases consisting of 2,890 units for approximately $275 million (including closing costs);

➢	entered into a definitive agreement to acquire Summerville; and

➢	entered into definitive agreements to acquire 52 additional communities that we and Summerville currently lease.

THE ASSISTED LIVING AND ALZHEIMER’S AND DEMENTIA CARE INDUSTRY

We believe that the assisted living and Alzheimer’s and related dementia care industry is the preferred residential alternative for seniors who cannot live independently due to physical or cognitive frailties but who do not require the more intensive medical attention provided by a skilled nursing facility.

Generally, assisted living provides housing and 24-hour personal support services designed to assist seniors with the activities of daily living, which include bathing, eating, personal hygiene, grooming, medication reminders, ambulating, and dressing.

We believe there will continue to be significant demand for assisted living companies because of a number of factors, including the following:

➢	Consumer Preference. We believe that assisted living is preferred by prospective residents as well as their families, who are often the decision makers for seniors. Assisted living is a cost-effective alternative to other types of care, offering seniors greater independence while enabling them to reside longer in a more residential environment.

➢	Cost-Effectiveness. The average cost to care for a private pay patient in a skilled nursing home is above $119,500 per year in the top ten most costly markets. In contrast, assisted living services generally cost 30% to 50% less than skilled nursing facilities located in the same region. We also believe that the cost of assisted living services compares favorably with home healthcare, particularly when costs associated with housing, meals, and personal care assistance are taken into account.

➢	Demographics. The target market for our services is generally persons 75 years and older who represent one of the fastest growing segments of the U.S. population. According to the U.S. Census Bureau, the portion of the U.S. population 75 years and older is expected to increase by 9.7%, from approximately 17.9 million in 2005 to approximately 19.7 million by the year 2015, with the number of persons 85 years and older expected to increase by 25.5%, from 5.0 million in 2005 to 6.4 million, during that same period.

➢	Changing Family Dynamics. We believe that the number of seniors and their families who are able to afford high-quality senior residential services, such as those we offer, has increased due to the fact that over half of the elderly population receives an income in excess of $20,000 a year according to the U.S. Census Bureau. In addition, according to U.S. Census Bureau data, approximately 34% of the population from 75 to 79 years old live alone, while 39% of those 85 years and older live alone. We believe the rising proportion of women in the workforce and the increased mobility of the modern workforce has reduced the role of the family in providing elderly care and increased the need for professional senior care.

➢	Supply/Demand Imbalance. While the senior population is growing significantly, the supply of assisted living beds per thousand of the senior population is not growing at a similar rate. According to the 2006 Senior Housing Construction Report of the American Seniors Housing Association, construction of new assisted living facilities is down over 80% since 1999. In light of this construction slow down, we believe that growth in the senior population, increased affluence of this generation of senior citizens, and the diminished role of the family in providing senior care is leading to supply and demand imbalances that provide growth opportunities, as evidenced by increased occupancy and rental rates.

COMPETITIVE STRENGTHS

We compete with other assisted living communities located in the areas where we operate. These communities are operated by individuals, local and regional businesses, and larger operators of regional and national groups of communities, including public companies similar to us. We believe that we have the following competitive strengths:

➢	Lower Cost of Communities. As of March 31, 2007, the average cost per unit of our owned and leased communities was $85,000. We believe that these costs are less than the current average replacement costs of these communities and below the average costs incurred by many other public companies operating in the industry. We also believe that these lower capital costs give us opportunities to enhance margins and greater flexibility in designing our rate structure and responding to varying regional economic and regulatory changes.

➢	Memory Loss Services. The demand for memory loss services continues to grow. As of March 31, 2007, we had 124 communities that offered this type of care in a mix of both free-standing facilities and as part of our standard assisted living facilities. With the acquisition of Summerville, we will add an additional 48 communities that offer these services. The Alzheimer’s and dementia care wings within our assisted living facilities enable us to attract and retain residents with mild dementia that do not currently require the Alzheimer’s and dementia care services we offer, but may require such services in the future. Where appropriate, we may place Alzheimer’s and dementia residents in semi-private apartments to provide them with a lower-cost alternative, while still enhancing our average rate per occupied unit.

➢	Large Operating Scale. We believe that our size gives us significant advantages over smaller operators. Given the scale of our operations, we selected high quality operating systems and service alternatives and developed a set of practices that we have implemented on a national scale. We also believe that, because of our size, we are able to purchase food, equipment, insurance, and employee benefits at lower costs, and to negotiate more favorable financing arrangements.

➢	High Quality Communities. Of our 202 communities, 132 communities have been built and opened since January 1, 1996. In addition, we have significantly upgraded many of our older communities to improve their appearance and operating efficiency. These upgrades include the finished appearance of the communities, as well as various improvements to kitchens, nurse call systems, and electronic systems, including those for data transmission, data sharing, and e-mail. Of Summerville’s 81 communities, 46 have been built and opened since January 1, 1996.

➢	Geographic Diversification and Regional Focus. We currently operate communities in 34 states across the United States and with the Summerville acquisition will expand into an additional two states. We believe that because of this geographic diversification we are less vulnerable to adverse economic developments and industry factors, such as overbuilding and regulatory changes, that are limited to a particular region. We believe that this also moderates the effects of regional employment and competitive conditions. Our presence throughout the country allows us to pursue and integrate targets in many markets in a cost-effective manner. Within each region, we have focused on establishing a critical mass of communities in secondary markets (those outside of major metropolitan areas), which enables us to maximize operating efficiencies.

➢	Experienced Management with Industry Relationships. We believe that we have strong senior leadership with proven management skills in the assisted living industry. Daniel R. Baty, Chairman of the Board and Chief Executive Officer, and Raymond R. Brandstrom, Vice President of Finance, Secretary and Chief Financial Officer, both have more than 31 years of experience in the long-term care industry, ranging from independent living to skilled nursing care. We believe that their combined experience and the relationships that they have developed with owners, operators, and sources of capital have helped us and will continue to help us develop operating efficiencies and investment and joint venture relationships, as well as obtain sources of debt and equity capital. We believe our senior management team will be strengthened as a result of the Summerville acquisition, including the addition of Granger Cobb as our Co-Chief Executive Officer and President. Mr. Cobb has 21 years of operational experience in the industry. We believe that our strong senior leadership, with proven management skills, will allow us to take advantage of the opportunities present in the assisted living industry.

BUSINESS STRATEGY

We believe that there is a significant demand for alternative long-term care services that are well-positioned between the limited services offered by independent living facilities and the higher-level medical and institutional care offered by skilled nursing facilities. Our goal is to remain a national leader in the assisted living segment of the long-term care industry through the following strategy:

➢	Increased Focus on Operations and Occupancy. In recent years, we have been focusing on improving community performance through increased occupancy and revenue per occupied unit. Initially, we focused most of our efforts on increasing occupancy across our portfolio. Beginning in 2000, we shifted our efforts toward enhancing our rates, particularly in facilities that were substantially below market or industry averages. In 2005, we instituted our choice rate plan, which allows us to tailor rates to meet the payment preferences of our residents, including lower periodic payments if a larger initial payment is made. This rate strategy has led to increased rates across most of our portfolio. We believe that this continued focus on both occupancy and rates will continue to generate the incremental growth in the margins we strive to achieve.

➢	Customer Service. Our approach to care is to address our residents’ entire needs, from their physical health to their social well-being. We believe that this “holistic approach” enhances the quality of life and care for our residents. By using stay-enhancing revenue alternatives such as companion living, double occupancy between non-related residents, Alzheimer’s and dementia care when necessary, diabetes management, our Join-Their-Journey program for Alzheimer’s and dementia residents, and other flexible programming designed to meet the individual needs of the residents in our communities, we focus on increasing customer satisfaction and thereby increasing occupancy.

➢	Alzheimer’s and Dementia Markets. We will continue to explore new and existing markets where there is a significant demand for Alzheimer’s and other dementia care services. We believe our signature Join-Their-Journey programming is unique and appeals to this market segment. Our Join-Their-Journey program is focused on care that creates a familiar environment with individualized service and care plans to enhance the residents’ overall quality of life.

➢	Investment in Information Technology Infrastructure. We are committed to improving our information technology throughout the organization in an effort to enhance our knowledge base and our ability to make better business decisions. In 2006 and in the first quarter of 2007, we significantly expanded the computing capabilities in our communities, including investments in computer hardware and networking devices. We have launched a web-based lead management program in order to better manage potential leads and referral sources.

➢	Selective Acquisition of Communities. In 1998, we reduced our acquisition activity, in part, to concentrate on improving operations through occupancy and rate enhancement. However, as we have had success achieving these objectives in recent years, we have adjusted our focus to actively purchase or lease communities that meet designated criteria. In general, we tend to favor acquisition opportunities that are in smaller cities or suburbs, enhance our current market coverage, require minimal upfront capital, are neutral or favorable to our cash flow, and present operational or financing efficiency opportunities not otherwise realized by the existing owners or operators. We have increased our portfolio of communities we own or lease from 85 at the beginning of 2003 to 171 at March 31, 2007, and with the acquisition of Summerville will increase the number of communities we own or lease to 252. In the first quarter of 2007, we converted 43 of our leased communities to owned communities. In the second quarter of 2007, we entered into definitive agreements to acquire an additional 44 communities we currently lease and 8 communities that Summerville currently leases. Following these transactions and our acquisition of Summerville, we will own 105 of our 283 communities.

➢	Appeal to the Middle Market. We focus on middle to upper-middle income seniors 75 years and older in smaller cities and suburbs with populations of 50,000 to 150,000 persons. We believe that the larger size and financial stability of this part of the senior community makes it an attractive market segment.

RECENT EVENTS

On February 28, 2007, we acquired Fretus Investors, LLC, the owner of 24 assisted living facilities, consisting of 1,651 units located in six states, for $143.7 million, including closing costs. We previously operated these communities under a lease with Fretus, which was a joint venture between Fremont Realty Capital and an entity in which Daniel R. Baty, our Chairman of the Board and Chief Executive Officer, has a 16% interest.

On March 15, 2007, we acquired 12 communities, consisting of 786 units located in five states, from entities affiliated with Healthcare Realty Trust, for $100.1 million, including closing costs. We previously operated these communities under leases with the sellers.

On March 26, 2007, we acquired seven communities, consisting of 453 units located in South Carolina, from entities affiliated with Health Care Property Investors, for $28.9 million, including closing costs. We previously operated these communities under leases with the sellers.

On March 29, 2007, we announced that we had entered into an agreement and plan of merger pursuant to which we will acquire all of the outstanding stock of Summerville. Under the terms of the merger agreement, a wholly-owned subsidiary of Emeritus will merge with and into Summerville, as a result of which Summerville will become a wholly-owned subsidiary of ours. We will issue up to 8,500,000 shares of our common stock to Apollo Real Estate Investment Funds III and IV, or the Apollo Funds, two real estate funds managed by Apollo Real Estate Advisors, and other stockholders of Summerville, as well as to satisfy certain incentive compensation arrangements with members of Summerville’s senior management team who will be joining the combined company as a result of the transaction. Completion of the transaction is conditioned on customary closing conditions and approval by our shareholders of our issuance of shares of common stock pursuant to the merger agreement. Upon completion of the proposed acquisition (and assuming the completion of this offering), the former Summerville stockholders will hold approximately 22.4% of the outstanding stock of Emeritus. Following the completion of the proposed acquisition of Summerville, we will operate 283 communities in 36 states, comprising 24,398 units with a capacity for approximately 27,945 residents.

On June 8, 2007, we entered into a definitive agreement to acquire for an aggregate purchase price of $88 million (excluding closing costs) a total of nine communities, consisting of 711 units located in the State of New York, that we currently lease. On June 14, 2007, we entered into definitive agreements to acquire for an aggregate purchase price of $24.6 million (excluding closing costs) a total of three communities, consisting of 431 units in the State of Florida, that we currently lease. On June 14, 2007, we entered into a definitive agreement to acquire for an aggregate purchase price of $482.5 million (excluding closing costs) a total of 40 communities, consisting of 3,643 units located in 19 states. Of these communities, we currently lease 32 communities and Summerville currently leases 8 communities. We intend to complete these transactions in the third quarter of 2007 after the consummation of the offering contemplated by this prospectus supplement, using approximately $181.4 million of the net proceeds from this offering to pay a portion of the aggregate purchase price for these communities. We intend to finance the remaining $413.7 million of the aggregate purchase price for these communities through secured borrowings. We have not yet entered into definitive agreements for these secured borrowings and cannot assure you of the terms of such borrowings.

For the year ended December 31, 2006, we paid an aggregate of $33.9 million in cash rent payments for the 44 communities we currently lease and for the three month period ended March 31, 2007, we paid an aggregate of $8.7 million in cash rent payments for these same communities. For the year ended December 31, 2006, Summerville paid an aggregate of $4.3 million in cash rent payments for the 8 communities it currently leases and for the three month period ended March 31, 2007, Summerville paid an aggregate of $1.2 million in cash rent payments for these same communities. Some of the 52 communities being acquired are currently being accounted for either as capital leases or financing leases by Emeritus or Summerville and are treated as owned communities for accounting purposes in the consolidated balance sheets and statements of operations for the two companies. Depreciation and amortization recorded on these capital and financing leases for the year ended December 31, 2006, and the three month period ended March 31, 2007, totaled $4.2 million and $1.0 million, respectively, for Emeritus, and $910,000 and $257,000, respectively, for Summerville.

CORPORATE INFORMATION

Emeritus was founded in Washington in 1993. Our principal executive offices are located at 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121, and our telephone number is (206) 298-2909. Our website address is www.emeritus.com. Information contained on or accessible through our website is not part of this prospectus supplement or the accompanying prospectus.

The offering

Common stock offered by Emeritus Corporation	10,500,000 shares

Common stock offered by the selling shareholders	500,000 shares

Common stock to be outstanding after this offering	29,438,247 shares

Use of proceeds	We will use the net proceeds we receive from this offering to repay certain indebtedness in the aggregate principal amount of $82.3 million comprised of:

➢ indebtedness in the aggregate amount of $39.8 million incurred or assumed in connection with our recent acquisitions of facilities we previously leased, including a loan in the principal amount of $18.0 million from an entity affiliated with Daniel R. Baty, our Chief Executive Officer and our Chairman of the Board of Directors;

➢ other indebtedness of approximately $35.4 million, including a loan from an entity affiliated with Mr. Baty in the amount of $10.8 million; and

➢ certain indebtedness of Summerville in the amount of $7.1 million that we will repay upon consummation of the Summerville acquisition.

We intend to use an additional $181.4 million to pay a portion of the purchase price for the pending acquisition of 44 communities that we currently lease and 8 communities that Summerville currently leases. The remaining net proceeds will be used to finance facility developments, facility acquisitions, and capital expenditures, and for other general corporate purposes. We will not receive any proceeds from the sale of shares of our common stock being offered by the selling shareholders. See “Use of proceeds” for additional information.

American Stock Exchange symbol	ESC

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page S-12 of this prospectus supplement and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

The number of shares of common stock that will be outstanding after this offering is based on 18,938,247 shares of common stock outstanding as of March 31, 2007, and excludes:

➢	1,475,611 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2007, under our Amended and Restated 1995 Stock Incentive Plan (which plan expired in September 2005), our 2006 Equity Incentive Plan, and our Amended and Restated Stock Option Plan for Non-Employee Directors, at a weighted average exercise price of $9.19 per share;

➢	691,500 shares of common stock available for future issuance as of March 31, 2007, under our 2006 Equity Incentive Plan and Amended and Restated Stock Option Plan for Non-Employee Directors, and an additional 2,000,000 shares that will be reserved for issuance under our 2006 Equity Incentive Plan assuming that our shareholders approve a proposal, to be voted on at our 2007 annual meeting, to increase the number of shares reserved for issuance under such plan;

➢	176,799 shares of our common stock available for purchase under our Employee Stock Purchase Plan;

➢	475,227 shares of our common stock issuable upon the conversion of our 6.25% convertible subordinated debentures due 2008 in the aggregate principal amount outstanding as of March 31, 2007, of $10.46 million, at a conversion price of $22 per share;

➢	up to 8,500,000 shares of our common stock to be issued on the completion of the proposed acquisition of Summerville; and

➢	1,650,000 shares of common stock that may be sold by us if the underwriters exercise their over-allotment option in full.

Unless otherwise indicated herein, all information in this prospectus supplement and the accompanying prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary historical and unaudited pro forma consolidated financial data

The following summary historical financial data presented below is derived from our historical consolidated financial statements included elsewhere in this prospectus supplement. The summary historical consolidated statements of operations data for each of the years in the three-year period ended December 31, 2006, is derived from the audited consolidated financial statements of Emeritus Corporation. The summary historical unaudited consolidated balance sheet data as of March 31, 2007, and the summary historical unaudited consolidated statements of operations data for the three-month periods ended March 31, 2006, and March 31, 2007, is derived from the condensed consolidated financial statements of Emeritus Corporation. This summary should be read in conjunction with, and is qualified in its entirety by reference to, such historical consolidated financial statements, including the related notes thereto. The following summary unaudited pro forma condensed consolidated financial data is derived from, should be read in conjunction with, and is qualified in its entirety by reference to, the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus supplement. The summary unaudited pro forma condensed consolidated balance sheet data as of March 31, 2007, gives effect to the acquisition of Summerville as if it had occurred on March 31, 2007. The unaudited pro forma condensed consolidated statements of operations data for the year ended December 31, 2006, and for three months ended March 31, 2007, gives effect to the following transactions as if they occurred at the beginning of the respective periods:

➢	our acquisition of Summerville;

➢	our July 2006 acquisition of the 101-unit Arbor Place community, which we previously managed;

➢	our February 2007 acquisition of Fretus Investors LLC, an entity that owned 24 communities we previously operated under long-term leases with Fretus;

➢	our March 2007 acquisition from entities affiliated with Healthcare Realty Trust, Inc. of 12 communities we previously operated under long-term leases with certain of these entities;

➢	our March 2007 acquisition from Healthcare Property Investors, Inc. of seven communities we previously operated under long-term leases with HCPI;

➢	the March 2007 conversion of $16.12 million principal amount of our outstanding 6.25% convertible subordinated debentures due 2008 into 732,725 shares of common stock pursuant to our offer to the holders of such debentures to pay such holders an incentive payment equivalent to the amount of interest they would have earned to maturity in consideration for their early conversion of the debentures; and

➢	our December 2006 investment in a joint venture with Blackstone Real Estate Advisors and our entry into the related management contracts for 24 communities.

The unaudited pro forma condensed consolidated balance sheet and statements of operations data does not give pro forma effect to:

➢	the pending purchases of 52 communities that we and Summerville currently lease or the proposed secured debt financing that would be required to consummate such transactions, including the effect, without limitation, on rent expense, interest expense and depreciation;

➢	Summerville’s April 2006 acquisition of Summerville Investors, LLC, which controlled 17 communities through leasehold interests that Summerville had previously managed;

➢	Summerville’s acquisition at various dates during 2006 and the first quarter of 2007 of leasehold interests for an additional 19 communities; and

➢	the stock option compensation expense relating to a stock option to purchase 500,000 shares of our common stock that we will grant to Mr. Cobb pursuant to the terms of his employment agreement that will become effective upon the completion of the Summerville acquisition.

For further information on these Summerville transactions, you should review Summerville’s consolidated financial statements included elsewhere in this prospectus supplement (including Notes 5, 6 and 17 to Summerville’s audited consolidated financial statements). For further information relating to Mr. Cobb’s option grant, see Note 4 to the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus supplement.

	Year ended December 31,				Three months ended March 31,
Consolidated statement				Pro forma			Pro forma
of operations data	2004	2005	2006	2006	2006	2007	2007

	in thousands, except per share data

Revenues:
Community revenue	$312,188	$385,751	$419,978	$643,115	$100,609	$109,500	$178,886
Management fees	4,678	1,981	1,887	4,825	457	877	877

Total operating revenues	316,866	387,732	421,865	647,940	101,066	110,377	179,763

Expenses:
Community operations (exclusive of depreciation and amortization and facility lease expense shown separately below)	200,725	257,078	272,812	418,340	66,367	70,498	113,831
Texas lawsuit accrual (settlement)	18,680	—	(12,207)	(12,207)	(12,207)	—	—
General and administrative	26,274	30,843	38,078	61,273	8,731	10,114	15,405
Depreciation and amortization	32,492	46,277	50,478	99,250	12,150	14,589	24,981
Facility lease expense	38,390	41,465	44,545	94,773	10,918	10,370	27,116

Total operating expenses	316,561	375,663	393,706	661,429	85,959	105,571	181,331

Operating income from continuing operations	305	12,069	28,159	(13,489)	15,107	4,806	(1,570)

Other income (expense):
Interest income	595	1,507	2,893	3,380	871	591	728
Interest expense	(42,198)	(50,144)	(49,252)	(74,030)	(11,731)	(13,615)	(18,905)
Gain on sale of investment in Alterra Healthcare Corporation	—	55,441	—	—	—	—	—
Equity earnings (losses) in unconsolidated joint ventures	(775)	2,188	(993)	(2,853)	(96)	(569)	(569)
Other, net	2,348	2,796	1,581	2,113	596	(672)	661

Net other income (expense)	(40,030)	11,788	(45,771)	(71,390)	(10,360)	(14,265)	(18,085)

Income (loss) from continuing operations before income taxes	(39,725)	23,857	(17,612)	(84,879)	4,747	(9,459)	(19,665)
Benefit of (provision for) income taxes	(1,188)	(9,358)	3,044	2,383	(10)	(276)	(276)

Income (loss) from continuing operations	(40,913)	14,499	(14,568)	(82,496)	4,737	(9,735)	(19,931)
Income (loss) from discontinued operations, net of tax benefit	373	(2,197)	(50)	(50)	(10)	—	—

Net income (loss)	(40,540)	12,302	(14,618)	(82,546)	4,727	(9,735)	(19,931)
Preferred stock dividends	(3,737)	(599)	—	—	—	—	—

Net income (loss) to common shareholders	$(44,277)	$11,703	$(14,618)	$(82,546)	$4,727	$(9,735)	$(19,931)

Basic income (loss) per common share:
Continuing operations	$(4.21)	$1.02	$(0.82)	$(3.05)	$0.28	$(0.53)	$(0.73)
Discontinued operations	0.04	(0.16)	—	(0.01)	—	—	—

	$(4.17)	$0.86	$(0.82)	$(3.06)	$0.28	$(0.53)	$(0.73)

Diluted income (loss) per common share:
Continuing operations	$(4.21)	$0.81	$(0.82)	$(3.05)	$0.25	$(0.53)	$(0.73)
Discontinued operations	0.04	(0.12)	—	(0.01)	—	—	—

	$(4.17)	$0.69	$(0.82)	$(3.06)	$0.25	$(0.53)	$(0.73)

Weighted average common shares outstanding:
Basic	10,623	13,625	17,774	27,007	17,030	18,374	27,411

Diluted	10,623	18,305	17,774	27,007	18,819	18,374	27,411

	Year ended December 31,			Three months ended March 31,
Other operating data	2004	2005	2006	2006	2007

	in thousands

Net cash (used in) provided by operating activities	$22,146	$12,173	$10,194	$(8,035)	$6,422
Net cash (used in) provided by investment activities	(3,434)	50,910	(36,396)	(4,207)	(187,375)
Net cash (used in) provided by financing activities	(14,332)	(17,418)	(16,162)	(6,999)	190,118
Adjusted EBITDA(1)	$51,516	$63,060	$66,682	$15,217	$20,036
Adjusted EBITDA margin	16.3%	16.3%	15.8%	15.1%	18.2%

(1)	Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) to common shareholders before:

➢	preferred stock dividends;

➢	gains or losses, net of tax, in discontinued operations;

➢	provision or benefit for income taxes;

➢	equity earnings or losses in unconsolidated joint ventures;

➢	gains or losses on sale of assets or investments;

➢	depreciation and amortization;

➢	impairment losses;

➢	amortization of deferred gains;

➢	non-cash stock option compensation expense;

➢	interest expense;

➢	interest income; and

➢	other non-cash unusual adjustments.

We use Adjusted EBITDA to assess our overall financial and operating performance. We believe this non-GAAP measure, as we have defined it, is useful in identifying trends in our day-to-day performance because it excludes items that have little or no significance to our day-to-day operations. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

Adjusted EBITDA provides us with a measure of financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, taxation, and interest expense associated with our capital structure. This metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Adjusted EBITDA is one of the metrics used by senior management to review the financial performance of our business on a monthly basis and is also used by research analysts and investors to evaluate the performance and value of the companies in our industry.

Adjusted EBITDA is not an alternative to net income (loss), income from continuing operations, or cash flows provided by or used in operating activities as calculated and presented in accordance with GAAP. You should not rely on Adjusted EBITDA as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of GAAP net income (loss) to Adjusted EBITDA presented below, along with our consolidated balance sheets, statements of operations, and cash flows. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, this measure as presented may differ from and may not be comparable to similarly titled measures used by other companies.

The table below shows the reconciliation of net income (loss) from common shareholders to Adjusted EBITDA for each of the years in the three-year period ended December 31, 2006, and for the three month periods ended March 31, 2006, and 2007:

	Year ended December 31,			Three months ended March 31,
Adjusted EBITDA reconciliation	2004	2005	2006	2006	2007

	in thousands

Net income (loss) from common shareholders	$(44,277)	$11,703	$(14,618)	$4,727	$(9,735)
Preferred dividends	3,737	599	—	—	—
(Gain) loss on sale, net of tax benefit, in discontinued operations	(687)	1,767	—	—	—
Provision (benefit) for income taxes	1,188	9,358	(3,044)	10	276
Equity (earnings) losses in unconsolidated joint ventures	775	(2,188)	993	96	569
(Gains) losses on sale	(265)	(55,441)	—	—	—
Depreciation and amortization	32,492	46,277	50,478	12,150	14,589
Impairment loss on long-term investment	447	—	829	—	—
Amortization of deferred gains	(2,177)	(2,215)	(2,214)	(554)	(554)
Non-cash stock option compensation expenses	—	—	2,780	135	538
Convertible debentures conversion costs	—	—	—	—	1,329
Interest expense	42,198	50,144	49,252	11,731	13,615
Interest income	(595)	(1,507)	(2,893)	(871)	(591)
Other non-cash unusual activity:
Reversal of Texas settlement accrued in 2004	18,680	—	(12,207)	(12,207)	—
Professional and workers’ compensation liability adjustments	—	4,563	(2,674)	—	—

Adjusted EBITDA	$51,516	$63,060	$66,682	$15,217	$20,036

	As of March 31, 2007
			Pro forma
Consolidated balance sheet data	Actual	Pro forma	as adjusted(1)

	in thousands

Cash and cash equivalents	$23,214	$28,659	$70,268
Working capital deficit	(54,639)	(84,908)	(43,299)
Property, plant and equipment, net	844,129	931,095	1,415,959
Total assets	953,019	1,344,463	1,867,779
Total debt, including capital leases	961,633	1,039,001	1,264,360
Total shareholders’ equity (deficit)	(111,563)	165,282	467,420

(1)	Gives effect to the application of the net proceeds to us of this offering as described under the caption “Use of proceeds” and includes a total of $413.7 million of indebtedness expected to be incurred in connection with the completion of purchases of 52 communities we and Summerville currently lease. We entered into definitive purchase agreements relating to these acquisitions in June 2007.

					Three months ended
	Year ended December 31,				March 31,
				Pro forma			Pro forma
Facility data	2004	2005	2006	2006	2006	2007	2007

Number of facilities as of end of period:
Owned	6	9	10	53	9	53	53
Leased	158	161	161	199	161	118	199
Managed/Admin. Services	16	13	11	11	12	9	9
Joint Ventures/Partnership	1	1	21	21	1	22	22

Total	181	184	203	284	183	202	283

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below with all of the other information that is included in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference, including the financial statements and the related notes and other financial information. The risks and uncertainties described below are not the only risks and uncertainties we face, however. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of these risks or uncertainties actually occurs, our business and our financial condition and results of operations may be materially harmed. In this event, the market price of our common stock could decline and you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

We have incurred losses since we began doing business, except for 2005, and may continue to incur losses for the foreseeable future.

We organized and began operations in July 1993 and have operated at a loss since we began doing business, except for 2005. For 2006, 2005, and 2004, we recorded, before preferred dividends, a loss of $14.6 million, income of $12.3 million, and a loss of $40.5 million, respectively. Our net income in 2005 included a gain on the sale of our investment in Alterra Healthcare Corporation of $55.4 million. Without this gain, we would have incurred a loss in 2005. For the first quarter of 2007, we incurred a loss of $9.7 million. We believe that the historically aggressive growth of our portfolio through acquisitions and developments and related financing activities, as well as our inability (along with much of the assisted living industry) to increase occupancy rates at our communities, were among the causes of these losses. To date, at many of our communities we have generally been able to stabilize occupancy and rate structures to levels that have resulted in positive cash flow from operations, but not earnings. Our ongoing operations may not become profitable in line with our current expectations or may not become profitable at all.

The proposed merger of Summerville into an Emeritus subsidiary may be delayed or may not be consummated.

Applicable licensure and certificate of need regulations in certain states require that Emeritus and/or Summerville secure certain regulatory approvals prior to the effective date of the merger of Summerville and our acquisition subsidiary and/or the issuance of our common stock to the current Summerville stockholders. Applicable licensure and certificate of need regulations in other states require that Emeritus and/or Summerville give written notice either prior to or after the closing of the merger. In addition, certain of the Emeritus and Summerville leases and loan documents will require lender and/or landlord consent to the merger. Closing of the merger cannot occur until such government approvals and third-party consents, as well as approval by our shareholders of the issuance of shares pursuant to the merger agreement, have been obtained. There can be no assurances that these approvals and consents will be obtained or that they will be obtained by the proposed closing date of the merger, or that the merger will be completed.

We may not be able to successfully integrate our proposed acquisition of Summerville or realize the potential benefits of the acquisition, which could cause our business to suffer.

We may not be able to successfully combine the operations of Summerville with our operations if the proposed acquisition is completed and, even if such integration is accomplished, we may never realize the potential benefits of the acquisition. The integration of Summerville with our operations will also require significant attention from management and may impose substantial demands on our operational

Risk factors

accounting and financial resources, possibly reducing management’s ability to focus on other operations or other projects. As part of the integration process, management will be required to devote resources to implementing best practices, coordinating corporate systems and integrating accounting procedures, including remediating Summerville’s material weaknesses in internal controls. Any delays or increased costs of combining the companies could adversely affect our operations, financial results, and liquidity.

If we cannot generate sufficient cash flow to cover required interest, principal, and lease payments, we risk defaults on our debt agreements and leases.

As of March 31, 2007, we had total debt of $368.5 million, with minimum annual principal payments of approximately $24.2 million and were obligated under both long-term operating and capital leases requiring minimum annual cash lease payments of $89.8 million. In addition, we will have approximately $61.7 million (including $10.5 million principal amount of 6.25% convertible subordinated debentures due July 1, 2008) and $25.9 million in principal amount of debt repayment obligations that become due in 2008 and 2009, respectively. Some of the proceeds from this offering will be used to repay debt and therefore reduce the principal payment obligations during these years. If we are unable to generate sufficient cash flow to make such payments as required and are unable to renegotiate payments or obtain additional equity or debt financing, a lender could foreclose on our communities that secure the respective indebtedness or, in the case of a lease, could terminate our lease, resulting in loss of income and asset value. In some cases, our indebtedness is secured by a particular community and a pledge of our interests in a subsidiary entity that owns that community. In the event of a default, a lender could avoid judicial procedures required to foreclose on real property by foreclosing on our pledge instead, thus accelerating its acquisition of that community. Furthermore, because of cross-default and cross-collateralization provisions in certain of our mortgage and sale-leaseback agreements, if we default on one of our payment obligations, we could adversely affect a significant number of our communities.

Because we are highly leveraged, we may not be able to respond to changing business and economic conditions or continue with selected acquisitions.

A substantial portion of our future cash flow will be devoted to debt service and lease payments. In the past, we have frequently been dependent on third party financing and disposition of assets to fund these obligations in full and we may be required to do so in the future. In addition, we are periodically required to refinance these obligations as they mature. As a consequence of acquisitions of communities, we have substantially increased our leverage since 2003. Our long-term debt increased from $141.1 million as of December 31, 2003, to $368.5 million as of March 31, 2007, and our obligations under long-term operating and capital leases increased from $722.4 million as of December 31, 2003, to $1,105.5 million as of March 31, 2007. These circumstances could reduce our flexibility and ability to respond to our business needs, including changing business and financial conditions such as increasing interest rates and opportunities to expand our business through selected acquisitions.

We may be unable to increase or stabilize our occupancy rates at levels that would result in positive earnings.

In previous years, we have been unable to increase our occupancy to levels that would result in net income on a sustained basis. Our historical losses have resulted, in part, from occupancy levels that were lower than anticipated when we acquired or developed our communities. While our occupancy levels have increased each year since 2004, during the three years prior to that, occupancy levels declined, excluding the effects of acquired communities. Our occupancy levels may not continue to increase and may never reach levels necessary to achieve net income.

Risk factors

We may not find additional funding through public or private financing on acceptable terms.

We may not find adequate equity, debt, or sale-leaseback financing when we need it or on terms acceptable to us. This could affect our ability to finance our operations or refinance our properties to avoid the consequences of default and foreclosure under our existing financing as described elsewhere.

If we fail to comply with financial covenants contained in our debt instruments, our lenders may accelerate the related debt.

From time to time, we have failed to comply with certain covenants in our financing and lease agreements relating generally to matters such as cash flow, debt and lease coverage ratios, and certain other performance standards. Currently, we do not comply with certain covenants relating to portfolio and facility-level cash flow to base rent coverage ratios under certain leases with one of our significant lessors, for which we have obtained waivers until April 2008. In the future, we may be unable to comply with these or other covenants. If we fail to comply with any of these requirements and are not able to obtain waivers, our lenders could accelerate the related indebtedness so that it becomes due and payable prior to its stated due date. We may be unable to pay or refinance this debt if it becomes due.

We self-insure many of the liabilities we face.

In recent years, participants in the long-term-care industry have faced an increasing number of lawsuits alleging negligence, malpractice, or other related legal theories. Many of these suits involve large claims and significant legal costs. We expect we will occasionally face such suits because of the nature of our business. We are responsible for the full loss of any professional liability claims. We also carry conventional commercial general liability insurance. Claims against us, regardless of their merit or eventual outcome, may also undermine our ability to attract residents or expand our business and would require management to devote time to matters unrelated to the operation of our business. Except on a very limited basis, we currently do not carry professional liability insurance and although we review our liability insurance annually, we may not be able to obtain third party liability insurance coverage in the future or, if available, on acceptable terms. During the past several years, retained losses relating to high self-insured retention and annual premiums have increased significantly, which have substantially compounded our costs associated with insurance and claims defense.

We face risks associated with selective acquisitions.

In addition to the proposed Summerville acquisition, we intend to continue to seek selective acquisition opportunities. However, we may not succeed in identifying any future acquisition opportunities or completing any identified acquisitions. The acquisition of communities presents a number of risks. Existing communities available for acquisition may frequently serve or target different market segments than those we presently serve. It may be necessary in these cases to reposition and renovate acquired communities or turn over the existing resident population to achieve a resident care level and income profile that is consistent with our objectives. In the past, these obstacles have delayed the achievement of acceptable occupancy levels and increased operating and capital expenditures. As a consequence, we currently plan to target assisted living communities with established operations, which could reduce the number of acquisitions we can complete and increase the expected cost. Even in these acquisitions, however, we may need to make staff and operating management personnel changes to successfully integrate acquired communities into our existing operations. We may not succeed in repositioning acquired communities or in effecting any necessary operational or structural changes and improvements on a timely basis. We also may face unforeseen liabilities attributable to the prior operator of the acquired communities, against whom we may have little or no recourse.

Risk factors

We expect competition in our industry to continue, which could cause our occupancy rates and resident fees to decline.

The long-term care industry is highly competitive, and given the relatively low barriers to entry and continuing health care cost containment pressures, we expect that our industry will become increasingly competitive in the future. We believe that the industry is experiencing over-capacity in several of our markets, thereby intensifying competition and adversely affecting occupancy levels and pricing. We compete with other companies providing assisted living services as well as numerous other companies providing similar service and care alternatives, such as home healthcare agencies, independent living facilities, retirement communities, and skilled nursing facilities. We expect that competition from new market entrants will increase as assisted living residences receive increased market awareness and more states decide to include assisted living services in their Medicaid programs. Many of these competitors may have substantially greater financial resources than we do. Increased competition may limit our ability to attract or retain residents or maintain our existing rate structures. This could lead to lower occupancy rates or lower rate structures in our communities.

If development of new assisted living facilities outpaces demand, we may experience decreased occupancy, depressed margins, and diminished operating results.

We believe that some assisted living markets have become or are on the verge of becoming overbuilt. The barriers to entry in the assisted living industry are not substantial. Consequently, the development of new assisted living facilities could outpace demand. Overbuilding in the markets in which we operate could thus cause us to experience decreased occupancy and depressed margins and could otherwise adversely affect our operating results.

Market forces could undermine our efforts to attract seniors with sufficient resources.

We rely on the ability of our residents to pay our fees from their own or family financial resources. Generally, only seniors with income or assets meeting or exceeding the comparable median in the region where our assisted living communities are located can afford our fees. Inflation or other circumstances may undermine the ability of seniors to pay for our services. If we encounter difficulty in attracting seniors with adequate resources to pay for our services, our occupancy rates may decline.

Our labor costs may increase and may not be matched by corresponding increases in rates we charge to our residents.

We compete with other providers of assisted living services and long-term care in attracting and retaining qualified and skilled personnel. We depend on our ability to attract and retain management personnel responsible for the day-to-day operations of each of our communities. If we are unable to attract or retain qualified community management personnel, our results of operations may suffer. In addition, possible shortages of nurses or trained personnel may require us to enhance our wage and benefits packages to compete in the hiring and retention of personnel. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. As a result of these and other factors, our labor costs may increase and may not be matched by corresponding increases in rates we charge to our residents.

Risk factors

Some of our facilities generate infectious medical waste due to the illness or physical condition of the residents, including, for example, blood-soaked bandages, swabs, and other medical waste products, and incontinence products of those residents diagnosed with an infectious disease.

The management of infectious medical waste, including handling, storage, transportation, treatment, and disposal, is subject to regulation under various laws, including federal and state environmental laws. These environmental laws set forth the management requirements, as well as permit, record-keeping, notice, and reporting obligations. Each of our facilities has an agreement with a waste management company for the proper disposal of all infectious medical waste. Any finding that we are not in compliance with these environmental laws could adversely affect our business and financial condition. While we are not aware of any non-compliance with environmental laws related to infectious medical waste at any of our properties, these environmental laws are amended from time to time and we cannot predict when and to what extent liability may arise. In addition, because these environmental laws vary from state to state, expansion of our operations to states where we do not currently operate may subject us to additional restrictions on the manner in which we operate our facilities.

Our chief executive officer, Daniel R. Baty, has personal interests that may conflict with ours due to his interest in Columbia-Pacific Group, Inc.

Mr. Baty is the principal owner of Columbia-Pacific Group, Inc., a private company engaged in the development and operation of senior housing, assisted living communities, and hospitals in Asia and India. Columbia-Pacific and affiliated partnerships also own assisted living communities, Alzheimer’s and dementia care facilities, and independent living facilities in the United States, some of which we manage under various management agreements. These financial interests and management and financing responsibilities of Mr. Baty with respect to Columbia-Pacific and their affiliated partnerships could present conflicts of interest with us, including potential competition for residents in markets where both companies operate and competing demands for the time and efforts of Mr. Baty.

Some of our recent transactions and the operations of certain communities that we manage are supported financially by Mr. Baty with limited guarantees and through his direct and indirect ownership of such communities; we would be unable to benefit from these transactions and managed communities without this support.

We currently manage seven communities owned by entities controlled by Mr. Baty. Mr. Baty was also the guarantor of a portion of our obligations under a 24-community lease with an entity in which Mr. Baty has an ownership interest. We acquired these properties in February 2007 in a transaction in which the entity affiliated with Mr. Baty provided us with financing in the amount of $18 million for two years. In 2004, he personally guaranteed $3 million of our obligations under a long-term lease with Health Care Property Investors, Inc., an independent REIT, which continues to be in effect. Also in 2004, Mr. Baty guaranteed our obligations under a long-term lease relating to 20 communities. As part of this arrangement, which continues to be in effect, he shares in 50% of the cash flow, and is responsible for 50% of the cash deficiency, for these communities. We believe that we would have been unable to take advantage of these transactions and management opportunities without Mr. Baty’s individual and financial support. The ongoing administration of these transactions, however, could be adversely affected by these continuing relationships because our interests and those of Mr. Baty may not be congruent at all times. In addition, we cannot guarantee that such support will be available in the future. See “Certain relationships and related transactions” for additional information.

Risk factors

We may be unable to attract and retain key management personnel.

We depend upon, and will continue to depend upon, the services of Mr. Baty. The loss of Mr. Baty’s services, in part or in whole, could adversely affect our business and our results of operations. Mr. Baty has financial interests and management responsibilities with respect to Columbia-Pacific and its related partnerships that require a considerable amount of Mr. Baty’s time. As a result, he does not devote his full time and efforts to Emeritus. We also may be unable to attract and retain other qualified executive personnel critical to the success of our business.

Our costs of compliance with government regulations may significantly increase in the future.

Federal, state, and local authorities heavily regulate the healthcare industry. Regulations change frequently, and sometimes require us to make expensive changes in our operations. A number of legislative and regulatory initiatives relating to long-term care are proposed or under study at both the federal and state levels that, if enacted or adopted, could adversely affect our business and operating results. We cannot predict to what extent legislative or regulatory initiatives will be enacted or adopted or what effect any initiative would have on our business and operating results. Changes in applicable laws and new interpretations of existing laws can significantly affect our operations, as well as our revenues, particularly those from governmental sources, and our expenses. Our residential communities are subject to varying degrees of regulation and licensing by local and state health and social service agencies and other regulatory authorities. Federal, state, and local governments occasionally conduct unannounced investigations, audits, and reviews to determine whether violations of applicable rules and regulations exist. Devoting management and staff time and legal resources to such investigations, as well as any material violation by us that is discovered in any such investigation, audit, or review, could strain our resources and affect our profitability. In addition, regulatory oversight of construction efforts associated with refurbishment could cause us to lose residents and disrupt community operations. While these regulations and licensing requirements often vary significantly from state to state, they typically address:

➢	state and local laws impacting licensure;

➢	consumer protection against deceptive practices;

➢	laws affecting the management of property and equipment, including living accommodations such as room size, number of bathrooms, ventilation, furnishing of resident units, and other physical plant specifications;

➢	laws affecting how we otherwise conduct our operations, such as staff training; personnel education; records management; admission and discharge criteria; documentation and reporting requirements; privacy laws, as well as fire, health, and safety laws and regulations;

➢	federal and state laws designed to protect Medicare and Medicaid, which mandate and define allowable costs, pricing, quality of services, quality of care, food service, resident rights (including abuse and neglect) and responsibilities, and fraud; and

➢	federal and state residents’ rights statutes and regulations; Anti-Kickback and physicians referral (Stark) laws; and safety and health standards set by the Occupational Safety and Health Administration.

We may be unable to satisfy all regulations and requirements or to acquire and maintain any required licenses on a cost-effective basis.

Risk factors

We are also subject to federal and state regulations regarding government funded public assistance that prohibit certain business practices and relationships.

Because we accept residents who receive financial assistance from governmental sources for their assisted living services, we are subject to federal and state regulations that prohibit certain business practices and relationships. Failure to comply with these regulations could prevent reimbursement for our healthcare services under Medicaid or similar state reimbursement programs. Our failure to comply with such regulations also could result in fines and the suspension or inability to renew our operating licenses or expose us to other types of claims.

We also cannot predict the effect of the healthcare industry trend toward managed care on the assisted living marketplace.

Managed care, an arrangement whereby service and care providers agree to sell specifically defined services to public or private payers in an effort to achieve more efficiency with respect to utilization and cost, is not currently a significant factor in the assisted living marketplace. However, managed care plans sponsored by insurance companies or health maintenance organizations (HMOs) may in the future negatively affect pricing and the range of services provided in the assisted living marketplace.

We face possible environmental liabilities at each of our properties.

Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances, including asbestos-containing materials that could be located on, in, or under its property. These laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. We could face substantial costs of any required remediation or removal of these substances, and our liability typically is not limited under applicable laws and regulations. Our liability could exceed our properties’ value or the value of our assets. We may be unable to sell or rent our properties, or borrow using our properties as collateral, if any of these substances are present or if we fail to remediate them properly. Under these laws and regulations, if we arrange for the disposal of hazardous or toxic substances such as asbestos-containing materials at a disposal site, we also may be liable for the costs of the removal or destruction of the hazardous or toxic substances at the disposal site. In addition to liability for these costs, we could be liable for governmental fines and injuries to persons or properties.

RISK RELATING TO INVESTING IN OUR STOCK

We may experience volatility in the market price of our common stock, due to the lower trading volume and lower public ownership of our common stock.

The market price of our common stock has fluctuated significantly in the past, and is likely to continue to be highly volatile. In particular, the volatility of our shares is influenced by lower trading volume and lower public ownership relative to several other publicly-held competitors. For example, our closing stock price has ranged from $12.25 per share to $39.23 per share from March 31, 2005, to June 27, 2007. Our average weekly dollar trading volume for the year ended March 31, 2007, was approximately $2 million. Because more than 60% of our outstanding shares are owned by affiliates, our stock is relatively less liquid and therefore more susceptible to large price fluctuations.

Risk factors

Many factors could cause the market price of our common stock to significantly rise and fall. In addition to the matters discussed in other risk factors discussed in this prospectus supplement, some of the reasons for the fluctuations in our stock price could be:

➢	fluctuations in our results of operations;

➢	changes in our business, operations, or prospects;

➢	changes in the regulatory environment;

➢	sales of our common stock by affiliates;

➢	the hiring or departure of key personnel;

➢	announcements or activities by our competitors;

➢	proposed acquisitions by us or our competitors;

➢	financial results that fail to meet public market analysts expectations and changes in stock market analysts’ recommendations regarding us, other healthcare companies, or the healthcare industry in general;

➢	adverse judgments or settlements obligating us to pay damages;

➢	acts of war, terrorism, or national calamities;

➢	industry, domestic and international market and economic conditions; and

➢	decisions by investors to de-emphasize investment categories, groups, or strategies that include our company or industry.

In addition, the stock market has recently experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company’s stock drops significantly, shareholders often institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources, or otherwise harm our business.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and their affiliates, including entities affiliated with our Chairman of the Board and Chief Executive Officer, Daniel R. Baty, and entities affiliated with Saratoga Partners, will beneficially own, in the aggregate, approximately 42.3% of our outstanding common stock, without giving effect to the consummation of our proposed acquisition of Summerville. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see the section entitled “Principal and selling shareholders.” Pursuant to the terms of a shareholders agreement entered into in connection with the proposed Summerville acquisition, Mr. Baty and his affiliated entities, the Saratoga shareholders and the Apollo Funds have agreed to take such action as is necessary (including voting their shares) to elect a representative of each of the Baty shareholders, the Saratoga shareholders and the Apollo Funds to our board of directors so long as each such shareholder group’s beneficial ownership continues to be least 5% (or at least half of the number of shares beneficially owned by such group on the completion of the proposed Summerville acquisition), and to elect any person serving as our chief executive officer or co-chief executive officer and president, to our board of directors. Upon completion of this offering, the consummation of our proposed acquisition of Summerville and the appointments to our board of directors of a representative of the Apollo Funds and Granger Cobb, who currently serves as Summerville’s Chief Executive Officer and will become our Co-Chief Executive Officer and President,

Risk factors

our directors and executive officers and their affiliates, including the Baty shareholders, the Saratoga shareholders and the Apollo Funds, will beneficially own, in the aggregate, approximately 54.0% of our outstanding common stock. As a result, these shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Future sales of shares by existing shareholders could cause our stock price to decline.

Based on shares outstanding as of May 31, 2007, upon completion of this offering we will have outstanding approximately 29,467,682 shares of common stock (without giving effect to the completion of the Summerville acquisition), of which 11,997,667 outstanding shares will be beneficially owned by our executive officers, directors and affiliates controlled by them, all of whom have entered into 90-day lockup agreements in connection with this offering. UBS Investment Bank may, in its sole discretion, permit our directors, officers, employees, and current significant shareholders who are subject to the 90-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. For additional information, see “Underwriting—No Sales of Similar Securities.”

At various times after the lock-up agreements pertaining to this offering expire, up to an additional 11,997,667 shares (excluding shares issuable upon exercise of the options described below and upon conversion of $5 million aggregate principle amount of our convertible debentures held by the Saratoga entities) beneficially owned by our directors, executive officers, and entities affiliated with them will be eligible for sale in the public market, subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, the Apollo Funds are expected to receive an estimated 7,965,576 shares of our common stock in connection with our proposed acquisition of Summerville, based on an assumed value of our common stock (as determined under the Summerville merger agreement) of $35 per share. The shares received by the Apollo Funds will be eligible for sale in the public market beginning one year after the closing of the proposed Summerville acquisition, subject to volume limitations under Rule 144 under the Securities Act. Moreover, we have entered into a registration rights agreement with the Apollo Funds, the Saratoga entities, Mr. Baty and related entities, and Mr. Cobb, pursuant to which we have agreed to register shares of common stock beneficially owned by these persons under certain circumstances. In particular, we have agreed to file, by January 1, 2008, and to cause to be declared effective by April 1, 2008, a shelf registration statement which will permit public resales of shares beneficially owned by certain of the Apollo Funds, estimated to consist of approximately 4,766,600 shares of our common stock, and 1,800,000 shares beneficially owned by the Saratoga entities (less the number of shares in excess of 2,000,000 that the Saratoga entities sell between March 28, 2007, and the date such registration statement is declared effective). For additional information, see “Certain relationships and related transactions.” As of May 31, 2007, options for a total of 1,443,426 shares of common stock were outstanding under our equity incentive plans, of which options for a total of 1,078,783 shares were then exercisable. Subject to 556,167 shares issuable on exercise of vested options held by executive officers and directors who have entered into lock-up agreements in connection with this offering, all of the shares issuable on exercise of such vested options are eligible for sale in the public market. If our executive officers, directors, or significant shareholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up agreements and other restrictions on resale discussed in this prospectus supplement lapse, the trading price of our common stock could decline.

Risk factors

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock after this offering may depend in part on any research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. Lack of research coverage could negatively impact the market for our common stock. In the event securities or industry analysts do initiate coverage of our company and one or more of these analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline.

Antitakeover provisions of Washington law, our articles of incorporation and our bylaws may prevent or delay an acquisition of us that shareholders may consider favorable or may prevent or delay attempts to replace or remove our board of directors.

Our articles of incorporation and bylaws contain provisions, such as the right of our directors to issue preferred stock from time to time with voting, economic and other rights superior to those of our common stock without the consent of our shareholders, and prohibitions on cumulative voting in the election of directors, all of which could make it more difficult for a third party to acquire us without the consent of our board of directors. In addition, our articles of incorporation provide for our board of directors to be divided into three classes serving staggered terms of three years each, permit removal of directors only for cause by the holders of not less than two-thirds of the shares entitled to elect the director whose removal is sought, and require two-thirds shareholder approval of certain matters, including business combination transactions not approved by our incumbent board and the amendment of our bylaws. Furthermore, our bylaws require advance notice of shareholder proposals and nominations and impose restrictions on the persons who may call special shareholder meetings. In addition, Chapter 23B.19 of the Washington Business Corporation Act prohibits certain business combinations between us and certain significant shareholders unless certain conditions are met. These provisions may have the effect of delaying or preventing a change of control of our company even if this change of control would benefit our shareholders. See “Description of capital stock.”

Forward-looking statements

Our disclosure and analysis in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference and in some of our other public statements contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will,” or the negative of those terms, or comparable terminology. Some of the forward-looking statements included in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference and in some of our other public statements relate to, among other things:

➢	the completion of our proposed acquisition of Summerville;

➢	the effects of competition and economic conditions on the occupancy levels in our communities, including possible excess assisted living capacity;

➢	our ability under current market conditions to maintain and increase our resident charges without adversely affecting occupancy levels;

➢	our ability to control community operation expenses, including the management of costs largely beyond our control (such as insurance and utility costs) without adversely affecting the level of occupancy and resident charges;

➢	our ability to generate cash flow sufficient to service our debt and other fixed payment requirements;

➢	our vulnerability to defaults as a result of noncompliance with various debt and lease covenants, including the effects of cross-default provisions;

➢	uncertainties relating to competition, construction, licensing, environmental regulation, and other matters that affect acquisition, disposition, and development of assisted living communities;

➢	our ability to find sources of financing and capital on satisfactory terms to meet our cash requirements to the extent that they are not met by operations; and

➢	uncertainties related to professional liability claims.

Any or all of our forward-looking statements in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference, and in any other public statements we make may turn out to be inaccurate. Incorrect assumptions we might make and known or unknown risks and uncertainties may affect the accuracy of our forward-looking statements. Forward-looking statements reflect our current expectations or forecasts of future events or results and are inherently uncertain, and accordingly, you should not place undue reliance on forward-looking statements.

Although we believe that the expectations and forecasts reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Consequently, no forward-looking statement can be guaranteed and future events and actual or suggested results may differ materially. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Use of proceeds

We estimate that our net proceeds from the sale of the shares of common stock we are offering will be approximately $305.3 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us will be approximately $353.4 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use our net proceeds from this offering as follows:

➢	To repay certain indebtedness in the outstanding principal amount as of March 31, 2007, of $10.8 million to Columbia Pacific Opportunity Fund, LP, an entity in which Mr. Baty, our Chairman of the Board and Chief Executive Officer, has a financial interest. This loan, which bears interest at 10% per annum and matures in June 2008, was originally made by Healthcare Real Estate Trust, or HRT, in June 2005. The proceeds of this loan were used to fund the payment of accumulated dividends on our then outstanding shares of Series B convertible preferred stock which were held by Saratoga Partners IV and its affiliates, who collectively are our largest shareholder and who are the selling shareholders in this offering. In connection with our March 2007 acquisition of 12 communities from entities affiliated with HRT, Columbia Pacific Opportunity Fund acquired this loan. The loan is secured by a second position mortgage that is subordinate to the senior indebtedness we incurred to finance the HRT facility acquisitions.

➢	To repay a loan in the aggregate outstanding principal amount as of March 31, 2007, of $13.7 million from a real estate finance company. This loan, which we incurred to pay a portion of the purchase price for the HRT facility acquisitions described above, bears interest at a variable rate equal to the London Interbank Offering Rate (LIBOR) plus 3.25% (8.625% at March 31, 2007), matures in April 2009, and requires us to pay a 1% exit fee if we pay the loan prior to maturity.

➢	To repay certain indebtedness in the outstanding principal amount as of March 31, 2007, of $18.0 million to CP’02 Pool LLC, an entity in which Mr. Baty has a financial interest. We incurred this indebtedness in February 2007 in connection with our acquisition of Fretus Investors, LLC, an entity from which we previously leased 24 communities. The proceeds of the loan, which bears interest at 9% per annum and matures in February 2009, were used to pay a portion of the purchase price for the Fretus transaction, and for working capital purposes.

➢	To repay a loan in the aggregate outstanding principal amount as of March 31, 2007, of approximately $8.1 million from a real estate finance company. This loan, which we incurred to pay a portion of the purchase price for the Fretus transaction described above, bears interest at a variable rate equal to LIBOR plus 1.8% (7.125% at March 31, 2007), matures in March 2010, and requires us to pay a 1% exit fee if we pay the loan prior to maturity.

➢	To repay a loan in the aggregate outstanding principal amount as of March 31, 2007, of approximately $21.4 million which bears interest at 10% per annum and matures in March 2008. We intend to repay this loan at the maturity date in June 2008.

➢	To repay a loan in the aggregate outstanding principal amount as of March 31, 2007, of approximately $3.2 million which bears interest at 10.27% and matures January 2011.

➢	Assuming we consummate the Summerville transaction, to repay a Summerville loan in the aggregate outstanding principal amount as of March 31, 2007, of $7.1 million that bears interest at 12.5% per annum and matures in September 2009.

Use of proceeds

In addition, we intend to use a total of approximately $181.4 million of the net proceeds from this offering, together with new secured borrowings of $413.7 million to be entered into, to fund a portion of the $595.1 million aggregate purchase price (excluding closing costs) for the acquisitions of the following communities that we or Summerville currently lease, for which we have entered into definitive acquisition agreements:

➢	nine communities to be purchased from entities affiliated with Wegman Communities, Inc., which are currently leased by Painted Post LLC, an entity owned by Mr. Baty and Raymond R. Brandstrom, our Vice President of Finance, Secretary and Chief Financial Officer and a director, and operated by us pursuant to operating agreements between us and Painted Post;

➢	32 communities to be purchased from entities affiliated with Health Care Properties Investors, Inc., or HCPI, which we currently lease, and 8 communities to be purchased from entities with HCPI which are currently leased by Summerville; and

➢	three communities to be purchased from entities affiliated with Health Care REIT, Inc., which we currently lease.

We intend to use the remaining net proceeds from this offering to fund development and expansion projects and capital improvement projects and for general corporate purposes.

In addition, some of our shareholders are selling 500,000 shares of our common stock in this offering. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. See “Principal and selling shareholders.”

Price range of common stock

Our common stock trades on the American Stock Exchange under the symbol “ESC.” The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock as reported on the American Stock Exchange.

	High	Low

Fiscal year ended December 31, 2005
First quarter	$15.52	$11.10
Second quarter	14.20	12.25
Third quarter	17.74	14.41
Fourth quarter	21.45	17.25
Fiscal year ending December 31, 2006
First quarter	$25.11	$20.40
Second quarter	22.15	18.75
Third quarter	21.97	16.76
Fourth quarter	25.05	21.22
Fiscal year ending December 31, 2007
First quarter	$33.75	$25.61
Second quarter (through June 27, 2007)	39.23	31.80

As of May 31, 2007, there were approximately 92 holders of record of our common stock.

Dividend policy

We have never declared or paid any dividends on our common stock. We expect to retain any future earnings to finance the operation and expansion of our business. Future dividend payments will depend on our results of operations, financial condition, capital expenditure plans and other obligations and circumstances, and will be at the sole discretion of our board of directors. Some of our existing leases and lending arrangements contain provisions that restrict our ability to pay dividends, and we anticipate that the terms of future leases and debt financing arrangements may contain similar restrictions. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007:

➢	on an actual basis;

➢	after giving pro forma effect to our proposed acquisition of Summerville and the repayment of certain indebtedness of Summerville as described in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus supplement; and

➢	as adjusted to give effect to the issuance and sale of 10,500,000 shares of our common stock offered by us at an offering price of $31.00 per share, and the application by us, as described under the caption “Use of proceeds,” of the estimated net proceeds to us of $305.3 million from the offering, after deducting the estimated offering expenses and underwriting discounts and commissions payable by us.

	March 31, 2007
			After giving effect
			to the pro forma
		After giving effect	adjustments and
		to the pro forma	as adjusted for
	Actual	adjustments	this offering

	unaudited, in thousands except share amounts

Cash and cash equivalents	$23,214	$28,659	$70,268

Long-term debt, including current portion	$961,633	$1,039,001	$1,264,360
Unfavorable lease obligations	—	8,301	8,301
Shareholders’ equity:
Preferred stock, par value $0.0001 per share, 5,000,000 shares authorized; no shares issued or outstanding, actual, pro forma or pro forma, as adjusted(1)	—	—	—
Common stock, par value $0.0001 per share, 45,000,000 shares authorized; 18,938,247 shares issued and outstanding, actual; 27,438,247 shares issued and outstanding, pro forma; 37,938,247 shares issued and outstanding pro forma, as adjusted(1)	2	3	4
Additional paid-in capital	105,184	382,028	687,322
Accumulated deficit	$(216,749)	(216,749)	(219,906)

Total shareholders’ equity (deficit)	(111,563)	165,282	467,420

Total capitalization	$850,070	$1,212,584	$1,740,081

(1)	The authorized shares do not give effect to an amendment to our articles of incorporation, which has been approved by our board of directors but is subject to approval by our shareholders at our 2007 annual meeting, to increase our authorized common stock from 45,000,000 to 100,000,000 shares and our authorized preferred stock from 5,000,000 to 20,000,000 shares.

The table above does not include:

➢	1,475,611 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2007, under our Amended and Restated 1995 Stock Incentive Plan (which plan expired in September

Capitalization

2005), our 2006 Equity Incentive Plan, and our Amended and Restated Stock Option Plan for Non-Employee Directors, at a weighted average exercise price of $9.19 per share;

➢	691,500 shares of common stock available for future issuance as of March 31, 2007, under our 2006 Equity Incentive Plan and Amended and Restated Stock Option Plan for Non-Employee Directors, and an additional 2,000,000 shares that will be reserved for issuance under our 2006 Equity Incentive Plan assuming that our shareholders approve a proposal, to be voted on at our 2007 annual meeting, to increase the number of shares reserved for issuance under such plan, of which reserved shares we have agreed to grant Mr. Cobb, upon his becoming our Co-Chief Executive Officer and President, options to purchase 500,000 shares at an exercise price equal to the fair market value of our common stock on the date of grant;

➢	176,799 shares of our common stock available for purchase under our Employee Stock Purchase Plan;

➢	475,227 shares of our common stock issuable upon the conversion of our 6.25% convertible subordinated debentures due 2008 in the aggregate principal amount outstanding as of March 31, 2007, of $10.46 million, at a conversion price of $22 per share; and

➢	1,650,000 shares of common stock that may be sold by us if the underwriters exercise their overallotment option in full.

Business

OVERVIEW

Emeritus was founded in 1993 and is one of the largest and most experienced national operators of assisted living and Alzheimer’s and dementia care residential communities. Our communities provide a residential housing alternative for senior citizens who need assistance with the activities of daily living, but do not require the constant skilled nursing services provided in skilled nursing facilities. As of March 31, 2007, we operated, or had an interest in, 202 assisted living communities, consisting of approximately 16,463 units with a capacity for 20,094 residents. Our facilities are located in 34 states and include 53 communities that we own, 118 communities that we lease, and 31 communities that we manage, including 22 in which we hold joint venture interests. As of March 31, 2007, our facilities were 87% occupied. For the first quarter of 2007, our average monthly revenue per occupied unit was $3,176.

We have 124 communities that offer Alzheimer’s and dementia care services with approximately 2,857 units in a mix of both free-standing facilities and as part of our standard assisted living facilities. We believe the need for Alzheimer’s and dementia care will continue to increase in the future. Today, there are an estimated 24 million people in the world with some form of dementia and 4.6 million new cases are diagnosed each year. In addition, the number of Americans with Alzheimer’s disease has doubled since 1980. By 2050 the number of individuals in the United States with dementia is expected to increase from 4.5 million to more than 11.3 million. Dementia care residents typically have declines in mental functions that prevent them from performing activities of daily living, such as dressing and feeding themselves.

Our portfolio of communities is highlighted by relatively new, high quality facilities that offer a significant number of amenities to our residents and which allows us to operate efficiently. Of our 202 communities, 132 have been built or opened since January 1, 1996. In addition, we have significantly upgraded many of our older communities to enhance their appearance and made improvements to kitchens, nurse call systems, dining and recreation areas, landscaping and electronic systems, including data transmission.

On March 29, 2007, we announced that we had reached a definitive agreement to acquire Summerville Senior Living, Inc. Summerville, based in San Ramon, California, operates 81 communities comprising 7,935 units in 13 states which provide independent living, assisted living, and Alzheimer’s and dementia related services to seniors. We believe that Summerville is a compelling acquisition opportunity due to the quality of its operations and facilities, the strength of its senior management team, its high occupancy and average monthly revenues per occupied unit, strong operating margins, and complementary geographic footprint. On the completion of the proposed acquisition, which we expect to occur in the third quarter of 2007, we will operate 283 communities in 36 states comprising 24,398 units with a capacity for approximately 27,945 residents. This includes 172 communities offering Alzheimer’s and dementia care services in a mix of both free-standing facilities and as part of standard assisted living facilities. On a pro forma basis as if our acquisition of Summerville had been completed as of January 1, 2006, our facilities would have been 88.1% occupied at March 31, 2007, and for the quarter then ended we would have had average monthly revenue per occupied unit of $3,209. We believe the opportunity exists to improve operating performance on a combined basis through cost savings resulting from economies of scale and other synergies, and through the integration of the most effective operating practices of each company across the combined portfolio.

We strive to provide a wide variety of supported living services in a professionally managed environment that allows our residents to maintain dignity and independence. Our residents are typically unable to live independently, but do not require the intensive care provided in skilled nursing facilities.

Business

Under our approach, seniors reside in a private or semi-private residential unit for a monthly fee based in part on each resident’s individual service needs. We believe our residential assisted living and Alzheimer’s and related dementia care communities allow seniors to maintain a more independent lifestyle than is possible in the institutional environment of skilled nursing facilities, while also providing peace of mind knowing that staff is available should the need arise. In addition, we believe that our services, including assisting residents with activities of daily living, such as medication management, bathing, dressing, personal hygiene, and grooming, are attractive to seniors who are inadequately served by independent living facilities.

We are focused on increasing our revenues and cash flows through a combination of initiatives:

➢	continued occupancy rate growth to achieve stabilized levels;

➢	continued expansion of our Alzheimer’s and related dementia care offerings to meet growing demand through expansions and conversions of existing communities, and further acquisition of existing dementia care communities;

➢	ongoing assessment of resident care needs and local market pricing to optimize resident rates;

➢	increased capacity via selective acquisitions and joint venture investments with management agreements, expansion of existing communities, and new community development; and

➢	continued cost efficiency gains derived from higher occupancy rates and economies of scale.

By executing these growth initiatives, we have witnessed a consistent improvement in our financial performance as evidenced by the following: revenue per unit increased from $2,869 in 2004 to $2,957 in 2005, to $3,100 in 2006, and then to $3,176 for the first quarter of 2007. In 2004, we embarked on a campaign to further increase our occupancy, particularly in communities we acquired during 2002 and 2003. Our average occupancy increased from 82.5% in 2004 to 84.5% in 2005, to 85.3% in 2006, and then to 86.3% in the first quarter of 2007.

In 2006 and 2007, our initiatives to enhance revenues and cash flows produced the following successful results:

➢	filled an additional 444 units and acquired another 89 occupied units, an increase of 4.8% in occupied units;

➢	added a net 42 units of Alzheimer’s and related dementia care capacity;

➢	increased our average monthly revenue per occupied unit for 2006 by 4.8% compared to 2005 and by 4.3% for the first quarter of 2007 compared to the same period in 2006;

➢	increased our capacity through:

-	management agreements for 1,835 units through a joint venture with Blackstone Real Estate Advisors;

-	identification of expansion opportunities for 161 units of capacity at existing communities, 16 units of which opened during 2006;

-	the development and opening of a new managed community in 2006; and

-	the groundbreaking for an additional development, which we anticipate opening as a managed community in 2007;

➢	completed acquisitions of 44 communities that we previously leased or managed, comprised of:

-	a 101-unit managed community located in Washington purchased on July 1, 2006;

Business

-	24 leased communities, consisting of 1,651 units located in six states, purchased on February 28, 2007;

-	12 leased communities, consisting of 786 units located in five states, purchased on March 15, 2007; and

-	seven leased communities, consisting of 453 units located in South Carolina, purchased on March 26, 2007; and

➢	entered into a definitive agreement to acquire Summerville.

On June 8, 2007, we entered into a definitive agreement to acquire for an aggregate purchase price of $88 million (excluding closing costs) a total of nine communities, consisting of 711 units located in the State of New York, that we currently lease. On June 14, 2007, we entered into a definitive agreement to acquire for an aggregate purchase price of $24.6 million (excluding closing costs) a total of three communities, consisting of 431 units in the State of Florida, that we currently lease. On June 14, 2007, we entered into a definitive agreement to acquire for an aggregate purchase price of $482.5 million (excluding closing costs) a total of 40 communities consisting of 3,643 units located in 19 states. Of these communities, we currently lease 32 communities and Summerville currently leases 8 communities. We intend to complete these transactions in the third quarter of 2007 after the consummation of the offering contemplated by this prospectus supplement, using approximately $181.4 million of the net proceeds from this offering to pay a portion of the aggregate purchase price for these communities. We intend to finance the remaining $413.7 million of the aggregate purchase price for these communities through secured borrowings. We have not yet entered into definitive agreements for these secured borrowings and cannot assure you of the terms of such borrowings.

For the year ended December 31, 2006, we paid an aggregate of $33.9 million in cash rent payments for the 44 communities we currently lease and for the three month period ended March 31, 2007, we paid an aggregate of $8.7 million in cash rent payments for these same communities. For the year ended December 31, 2006, Summerville paid an aggregate of $4.3 million in cash rent payments for the 8 communities it currently leases and for the three month period ended March 31, 2007, Summerville paid an aggregate of $1.2 million in cash rent payments for these same communities. Some of the 52 communities being acquired are currenlty being accounted for either as capital leases or financing leases by Emeritus or Summerville and are treated as owned communities for accounting purposes in the consolidated balance sheets and statements of operations for the two companies. Depreciation and amortization recorded on these capital and financing leases for the year ended December 31, 2006, and the three month period ended March 31, 2007, totaled $4.2 million and $1.0 million, respectively, for Emeritus and $910,000 and $257,000 respectively, for Summerville.

Industry overview

We believe that the assisted living and Alzheimer’s and related dementia care industry is the preferred residential alternative for seniors who cannot live independently due to physical or cognitive frailties but who do not require the more intensive medical attention provided by a skilled nursing facility.

Generally, assisted living provides housing and 24-hour personal support services designed to assist seniors with the activities of daily living, which include bathing, eating, personal hygiene, grooming, medication reminders, ambulating, and dressing. Certain assisted living facilities may offer higher levels of personal assistance for residents with Alzheimer’s disease or other forms of dementia, based in part on local regulations, in addition to our free-standing Alzheimer’s and related dementia care facilities.

Business

We believe that a number of factors will allow assisted living companies to continue as one of the fastest growing choices for senior care, including the following:

➢	Consumer Preference. We believe that assisted living is preferred by prospective residents as well as their families, who are often the decision makers for seniors. Assisted living is a cost-effective alternative to other types of care, offering seniors greater independence while enabling them to reside longer in a more residential environment.

➢	Cost-Effectiveness. The average cost to care for a private pay patient in a skilled nursing home is above $119,500 per year in the top ten most costly markets. In contrast, assisted living services generally cost 30% to 50% less than skilled nursing facilities located in the same region. We also believe that the cost of assisted living services compares favorably with home healthcare, particularly when costs associated with housing, meals, and personal care assistance are taken into account. According to the MetLife Market Survey of Nursing Home & Home Care Costs published in September 2006, the national annual average cost of a year in a nursing home was $75,190 for a private room and $66,795 for a semi-private room. The survey evaluated the cost of assistance in a nursing home with the activities of daily living for a person suffering from a debilitation such as Parkinson’s disease. It did not include costs for therapy, rehabilitation, or medications.

➢	Demographics. The target market for our services is generally persons 75 years and older who represent the fastest growing segments of the U.S. population. According to the U.S. Census Bureau, the portion of the U.S. population 75 years and older is expected to increase by 9.7% from approximately 17.9 million in 2005 to approximately 19.7 million by the year 2015. The number of persons 85 years and older, as a segment of the U.S. population, is expected to increase by 25.5% from approximately 5.0 million in 2005 to 6.4 million by the year 2015. Furthermore, the number of persons afflicted with Alzheimer’s disease is also expected to grow in the coming years. According to data published in the August 2003 issue of the Archives of Neurology, an AMA publication, this population will increase 13.3% from the current 4.5 million to 5.1 million people by the year 2013. Nearly half of all Americans over the age of 85 have Alzheimer’s disease and the number of Americans with Alzheimer’s has doubled since 1980. Because Alzheimer’s disease and other forms of dementia are more likely to occur in people over the age of 85, we expect the increasing life expectancy of seniors to result in a greater number of persons afflicted with Alzheimer’s disease and other forms of dementia in future years, absent breakthroughs in medical research.

➢	Changing Family Dynamics. According to the U.S. Census Bureau, the median income of the elderly population is increasing. According to the 2005 supplement census data, more than 51% of the population over the age of 75 have incomes over $20,000 per year and slightly less than 40% have annual incomes of at least $25,000. Accordingly, we believe that the number of seniors and their families who are able to afford high-quality senior residential services, such as those we offer, has also increased. In addition, the number of two-income households increased during the 1990’s and the geographical separation of senior family members from their adult children correlates with the geographic mobility of the U.S. population. As a result, many families that traditionally would have provided care to senior family members in their homes are now less able to do so. In addition, approximately 34% of the population from 75 to 79 years old live alone while 39% of those 85 years and older live alone. We believe these factors have increased the need for professional senior care.

➢	Supply/Demand Imbalance. While the senior population is growing significantly, we believe the supply of assisted living facilities has not kept pace. According to the 2006 Senior Housing Construction Report of the American Seniors Housing Association, construction of new assisted living facilities is down over 80% since 1999. We believe that high construction costs have constrained the growth in the supply of assisted living facilities. We believe that growth in the senior population, increased affluence of this generation of senior citizens and the diminished role of the

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family in providing senior care is leading to supply and demand imbalances that provide growth opportunities, as evidenced by increased occupancy and rental rates.

Competitive strengths

We compete with other assisted living communities located in the areas where we operate. These communities are operated by individuals, local and regional businesses, and larger operators of regional and national groups of communities, including public companies similar to us. We believe that we have the following competitive strengths:

➢	Lower Cost of Communities. As of March 31, 2007, the average cost per unit of our owned and leased communities was approximately $85,000. We believe that these costs are less than the current average replacement costs of these communities and below the average costs incurred by many other public companies operating in the industry. We also believe that these lower capital costs give us opportunities to enhance margins and greater flexibility in designing our rate structure and responding to varying regional economic and regulatory changes.

➢	Memory Loss Services. The demand for memory loss services continues to grow. As of March 31, 2007, we have 124 communities and Summerville has 48 communities that offer this type of care in a mix of both free-standing facilities and as part of our standard assisted living facilities. Our dementia care wings within our assisted living facilities enable us to attract and retain residents who may experience mild dementia but do not currently require services, but may use those services in the near future. Where appropriate, we may place dementia residents in semi-private apartments to provide a lower cost alternative for those residents, but this also serves to enhance our average rate per unit.

➢	Large Operating Scale. We believe that our size gives us significant advantages over smaller operators. Given the scale of our operations, we selected high quality operating systems and service alternatives and developed a set of best practices that we have implemented on a national scale. We also believe that, because of our size, we are able to purchase food, equipment, insurance, and employee benefits at lower costs, and to negotiate more favorable financing arrangements.

➢	High Quality Communities. Of the 202 communities in which we have an interest, 132 communities have been built and opened since January 1, 1996. In addition, we have significantly upgraded many of our older communities to improve their appearance and operating efficiency. These upgrades include the finished appearance of the communities, as well as various improvements to kitchens, nurse call systems, and electronic systems, including those for data transmission, data sharing, and e-mail. Of Summerville’s 81 communities, 46 communities have been built and opened since January 1, 1996.

➢	Geographic Diversification and Regional Focus. We operate our communities in 34 states across the United States and with the acquisition of Summerville will expand into two additional states. We believe that because of this geographic diversification we are less vulnerable to adverse economic developments and industry factors, such as overbuilding and regulatory changes, that are limited to a particular region. We believe that this also moderates the effects of regional employment and competitive conditions. Within each region, we have focused on establishing a critical mass of communities in secondary (those outside of major metropolitan areas) markets, which enables us to maximize operating efficiencies.

➢	Experienced Management with Industry Relationships. We believe that we have strong senior leadership, with proven management skills in the assisted living industry. Daniel R. Baty, Chairman of the Board and Chief Executive Officer, and Raymond R. Brandstrom, Vice President of Finance, Secretary and Chief Financial Officer, both have more than 31 years of experience in the long-term

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care industry, ranging from independent living to skilled nursing care. We believe that their combined experience and the relationships that they have developed with owners, operators, and sources of capital have helped us and will continue to help us develop operating efficiencies and investment and joint venture relationships, as well as obtain sources of debt and equity capital. We believe our senior management team will be strengthened as a result of the Summerville acquisition, including the addition of Granger Cobb as our Co-Chief Executive Officer and President. Mr. Cobb, who currently serves as the CEO of Summerville, has 21 years of operational experience in the industry. We believe that our strong senior leadership, with proven management skills, will allow us to take advantage of the opportunities present in the assisted living industry.

Business strategy

We believe that there is a significant demand for alternative long-term care services that are well-positioned between the limited services offered by independent living facilities and the higher-level medical and institutional care offered by skilled nursing facilities. Our goal is to become the national leader in the assisted living segment of the long-term care industry through the following strategy:

➢	Increased Focus on Operations and Occupancy. In recent years, we have been focusing on improving community performance through both increased occupancy and revenue per occupied unit. Initially, we focused most of our efforts on increasing occupancy across our portfolio. Beginning in 2000, we then shifted our efforts toward enhancing our rates, particularly in facilities that were substantially below market or industry averages. This rate strategy has led to increased rates across most of our portfolio. In 2005 and 2006, we focused on flexible fee offerings that build revenue and occupancy growth while meeting the changing needs of the residents. We believe that this continued focus on both rates and occupancy will continue to generate the incremental growth in margins we are striving to achieve.

➢	Customer Service. Our approach to care is to address our residents’ entire needs from their physical health to their social well-being. We believe that this “holistic approach” enhances the quality of life and care for our residents. By using stay-enhancing revenue alternatives like companion living, double occupancy between non-related residents, Alzheimer’s and dementia care when necessary, diabetes management, our Join-Their-Journey program, and other flexible programming designed to meet the needs of the individual in our communities, we increase customer satisfaction and thereby increase occupancy.

➢	Alzheimer’s and Dementia Care Markets. We will continue to explore new and existing markets where there is a significant demand for Alzheimer’s and dementia care services. We believe our signature Join-Their-Journey programming is unique and appeals to this market segment. Our Join-Their-Journey program is focused on care that creates a familiar environment with individualized service and care plans to enhance the residents’ overall quality of life. This program is designed to ensure each resident feels comfortable, safe, valued, and well cared for.

➢	Investment in Information Technology Infrastructure. We are committed to improving our information technology throughout the organization in an effort to enhance our knowledge base and our ability to make better business decisions. In 2006 and the first quarter of 2007, we significantly expanded the computing capabilities in our communities, including investments in computer hardware and networking devices. We have launched a web-based lead management program in order to better manage potential leads and referral sources.

➢	Selective Acquisition of Communities. In 1998, we reduced our acquisition activity in part to concentrate on the need to improve operations through occupancy and rate enhancement. As we have achieved these objectives, we expect to adjust our focus to actively purchase or lease

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communities that meet designated criteria. In general, we tend to favor acquisition opportunities that are in smaller cities or suburbs, enhance our current market coverage, require minimal upfront capital, are neutral or favorable to the Company’s cash flow, and present operational or financing efficiency opportunities not otherwise realized by the existing owner or operator. From 2003 through the end of the first quarter of 2007, we acquired additional communities that satisfied these criteria and we intend to continue to pursue acquisitions that meet these criteria. From the beginning of 2003 through March 2007, we have doubled the number of communities in our consolidated portfolio from 85 to 171, while decreasing the number of our managed facilities from 95 to 31. This constitutes a net increase in our total operated portfolio of 22 communities. We now lease or own many of the communities we formerly managed. From the beginning of 2006 through the end of the first quarter of 2007, we opened a managed community in Massachusetts; expanded facilities in Texas, Kansas, Colorado, and Mississippi; entered into a joint venture with Blackstone Real Estate Advisors; acquired a community in Washington, and converted 43 communities from leased to owned.

➢	Appeal to the Middle Market. The market segment most attractive to us is middle to upper-middle income seniors 75 years and older in smaller cities and suburbs with populations of 50,000 to 150,000 persons. We believe that this segment of the senior community is the largest, broadest, and most stable.

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Resident services

Our assisted living communities offer residents a full range of services based on individual resident needs in a supportive “home-like” environment. By offering a full range of services, we can accommodate residents’ needs. The services that we provide to our residents are designed to respond to their individual needs and to improve their quality of life.

Service level	Type of resident	Description of care provided

Basic services	All residents—independent, assisted living and those with Alzheimer’s and related dementia
We offer these basic services to our residents:
➢ three nutritious meals per day,
➢ social and recreational activities,
➢ weekly housekeeping and linen service,
➢ building maintenance, individual apartment maintenance, and grounds keeping,
➢ 24-hour emergency response,
➢ licensed nurses available to monitor and coordinate care needs and organize wellness activities, and
➢ transportation to appointments, excursions, etc.

Assisted living services	Assisted living residents
Our assisted living services provided for each resident depend on the recommended level of care or assistance required by the individual. A thorough assessment of the individual’s needs along with consultation with the resident, the resident’s physician and the resident’s family, determine the recommended level of care. The level of care is based on the degree of assistance the individual requires in several categories. Our categories of care include, but are not limited to:
➢ medication management and supervision,
➢ reminders for dining and recreational activities,
➢ assistance with bathing, dressing, and grooming,
➢ incontinence care and assistance,
➢ social support,
➢ dining assistance, and
➢ miscellaneous services (including diabetic management, prescription medication reviews, transfers, and simple treatments).

Special Care Program (Alzheimer’s and dementia)	Residents with Alzheimer’s and related dementia
We have designed our Special Care program to meet the health, psychological, and social needs of our residents diagnosed with Alzheimer’s or related dementia. In a manner consistent with our assisted living services, we help structure a service plan for each resident based on his/her individual needs. Some of the service areas that are key to providing the best care for our residents with Alzheimer’s or related dementias center around:
➢ personalized environment,
➢ activities planned to support meaningful interactions,
➢ specialized dining and hydration programs, and
➢ partnerships with families and significant others through support groups, one-on-one meetings, educational forums, and understanding behavior as a form of communication.

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Service revenue sources

We rely primarily on our residents’ ability to pay our charges for services from their own or family resources and expect that we will do so for the foreseeable future. Although care in an assisted living community is typically less expensive than in a skilled nursing facility, we believe that generally only seniors with income or assets meeting or exceeding the regional median can afford to reside in our communities.

As third party reimbursement programs and other forms of payment continue to grow, we intend to pursue these alternative forms of payment, depending on the level of reimbursement provided in relation to the level of care provided. We also believe that private long-term care insurance will increasingly become a revenue source in the future, although it is currently small.

Management activities

We provide management services to independent and related-party owners of assisted living communities. At December 31, 2005, the Company managed 13 communities and at March 31, 2007, managed 31 communities. The increase was primarily due to management arrangements, commencing December 1, 2006, for 21 communities owned by a joint venture between Blackstone Real Estate Advisors and us in which we hold a 19% interest. During the same period, three owners of managed communities sold the communities, thereby terminating management services contracts. Of the 31 managed communities, at March 31, 2007, 22 are owned by joint ventures in which we have an interest (one of which Mr. Baty has a financial interest), and seven are owned by entities in which Mr. Baty has an interest. Agreements typically provide for fees between 5% and 6% of gross revenues, although a few have fees based on occupancy that approximate 5% of gross revenues. Terms typically range from two to five years and may be renewed or renegotiated at the expiration of the term. However, our management agreements with the Blackstone joint venture have a one-year term and are automatically renewed on 30-day successive periods at the end of the initial one-year term.

From the beginning of 2003 through March 31, 2007, we have decreased the number of our managed communities from 95 to 31 primarily by acquiring and leasing these communities. Management fees were approximately $877,000 for the first quarter of 2007, $1.9 million for 2006, $2 million in 2005, and $4.7 million in 2004.

Properties overview

As of March 31, 2007, we operated, or had an interest in, 202 assisted living communities, consisting of approximately 16,463 units with a capacity for 20,094 residents. Our facilities are located in 34 states. The following table summarizes our portfolio of communities as March 31, 2007:

	Number of
States	Communities	Units	Beds

Alabama	1	71	107
Arizona	10	716	868
Arkansas	3	253	253
California	11	1,038	1,328
Colorado	3	157	173
Connecticut	1	80	88
Delaware	2	152	173
Florida	22	2,393	2,922
Georgia	5	296	426

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	Number of
States	Communities	Units	Beds

Idaho	5	368	418
Illinois	3	301	341
Indiana	3	209	321
Iowa	1	80	80
Kansas	4	240	272
Kentucky	1	80	88
Louisiana	4	319	367
Maryland	1	100	110
Massachusetts	6	543	577
Mississippi	6	472	538
Missouri	1	94	94
Montana	2	175	201
Nevada	3	212	270
New Jersey	5	543	555
New York	13	1,057	1,182
North Carolina	6	432	470
Ohio	4	336	362
Oregon	1	53	55
Pennsylvania	5	354	474
South Carolina	11	661	810
Texas	37	2,909	4,037
Utah	1	83	91
Virginia	7	523	712
Washington	13	1,063	1,199
West Virginia	1	100	132

	202	16,463	20,094

Marketing and referral relationships

Our operating strategy is designed to integrate our assisted living communities into the continuum of healthcare providers in the geographic markets in which we operate. One objective of this strategy is to enable residents who require additional healthcare services to benefit from our relationships with local hospitals, physicians, home healthcare agencies, and skilled nursing facilities in order to obtain the most appropriate level of care. Thus, we seek to establish relationships with local hospitals, through joint marketing efforts where appropriate, and home healthcare agencies, alliances with visiting nurses associations and, on a more limited basis, priority transfer agreements with local, high-quality skilled nursing facilities. In addition to benefiting residents, the implementation of this operating strategy has strengthened and expanded our network of referral sources.

Quality assurance

We have an ongoing quality assurance process that occurs in each of our communities. Our program is designed to achieve resident and family member satisfaction with the care and services we provide. A quality assurance audit of care systems is done on a regular basis using the Service Excellence audit tools. The Service Excellence audit tool was developed by the corporate office in collaboration with the field operations teams and are completed by the field operations teams. All areas of community

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operations and care systems are reviewed and evaluated using this system. The audit includes an inspection of the community that evaluates the appearance of the exterior grounds, the appearance and cleanliness of the interior; the professionalism and friendliness of the staff, the quality of the dining experience, the quality of activities and programming; observance of residents in their daily living activities, and compliance with government regulations. Another quality control measure is a survey of residents and family members on a regular basis to monitor their perception of the quality of services provided to residents.

Our communities have established resident and/or family advisory committees that meet monthly. Staff member attendance is usually by invitation from the committee. Areas of significant concern are forwarded to the Executive Director for resolution. The committees have been created not only to foster a sense of community but also to respond to residents’ desires. The intention is to engage the committees in ongoing discussions with the communities about marketing, hospitality, and services that have a direct impact on the residents’ quality of life. The committees promote resident involvement and satisfaction, and enable the community management teams to be more responsive to the residents’ needs and desires. The committees assist us in meeting our goal of quality customer service based on addressing the residents’ entire needs from physical health, to their social and emotional well-being.

Administration

We employ an integrated structure of management, financial systems, and controls to maximize operating efficiency and contain costs. In addition, we have developed the internal procedures, policies, and standards we believe are necessary for effective operation and management of our assisted living communities. We have recruited seasoned key employees with years of experience in the long-term care services field and believe we have assembled the administrative, operational, and financial personnel who will enable us to continue to manage our operating strategies effectively.

We have organized our operational structure into the Central, Eastern, and Western Operations. An operational vice president heads each group. Each group consists of one or more divisions under the direction of a divisional director. Each division consists of several operating regions headed by a regional director of operations who provides management support services for each of the communities in his/her respective region. An on-site executive director supervises day-to-day community operations, and in certain jurisdictions, must satisfy various licensing requirements. We provide management support services to each of our residential communities, including establishing operating standards, recruiting, training, and financial and accounting services.

We have centralized finance and other operational functions at our headquarters in Seattle, Washington, in order to allow community-based personnel to focus on resident care. The Seattle office establishes policies and procedures applicable to the entire company, oversees our financial and marketing functions, manages our acquisition and development activities, and provides our overall strategic direction.

We use a blend of centralized and decentralized accounting and computer systems that link each community with our headquarters. Through these systems, we are able to monitor occupancy rates and operating costs and distribute financial and operating information to appropriate levels of management in a cost efficient manner. We believe that our current data systems are adequate for current operating needs and provide the flexibility to meet the requirements of our operations without disruption or significant modification to existing systems beyond 2007. We use high quality-hardware and operating systems from current and proven technologies to support our technology infrastructure.

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Competition

The number of assisted living communities continues to grow in the United States. We believe that market saturation in some locales has had, and could continue to have, an adverse effect on our communities and their ability to reach and maintain stabilized occupancy levels. Moreover, the senior housing services industry has been subject to pressures that have resulted in the consolidation of many small, local operations into larger regional and national multi-facility operations. We anticipate that our source of competition will come from local, regional, and national assisted living companies that operate, manage, and develop residences within the geographic area in which we operate, as well as retirement facilities and communities, home healthcare agencies, not-for-profit or charitable operators and, to a lesser extent, skilled nursing facilities and convalescent centers. We believe that quality of service, reputation, community location, physical appearance, and price will be significant competitive factors. Some of our competitors may have significantly greater resources, experience, and name recognition within the healthcare community than we do.

Government regulation

Federal, state, and local authorities heavily regulate the healthcare industry. Regulations change frequently, and sometimes require us to make changes in our operations. We cannot predict to what extent legislative or regulatory initiatives will be enacted or adopted or what effect any initiative would have on our business and operating results. Changes in applicable laws and new interpretations of existing laws can significantly affect our operations, as well as our revenues, particularly those from governmental sources, and our expenses. Our residential communities are subject to varying degrees of regulation and licensing by local and state health and social service agencies and other regulatory authorities. In addition, federal, state and local officials are increasingly focusing their efforts on enforcement of these laws. Although requirements vary from state to state and community to community, in general, some of the laws and regulations that impact our industry include:

➢	state and local laws impacting licensure;

➢	consumer protection against deceptive practices;

➢	laws affecting the management of property and equipment including living accommodations such as room size, number of bathrooms, ventilation, furnishing of resident units, and other physical plant specifications;

➢	laws affecting how we otherwise conduct our operations, such as staff training, personnel education, records management; admission and discharge criteria; documentation and reporting requirements; as well as fire, health and safety laws and regulations, and privacy laws;

➢	federal and state laws designed to protect Medicare and Medicaid, which mandate and define allowable costs, pricing, quality of services, quality of care, food service, resident rights (including abuse and neglect) and responsibilities, and fraud; and

➢	federal and state residents’ rights statutes and regulations; Anti-Kickback and physicians referral (Stark) laws; and safety and health standards set by the Occupational Safety and Health Administration.

In several of the states in which we operate or intend to operate, we are prohibited from providing senior care services or expanding existing services without first obtaining the appropriate licenses such as a Certificate of Need. Senior living facilities may also be subject to state and/or local building, zoning, fire and food service codes and must be in compliance with these local codes before licensing or certification may be granted. These laws and regulatory requirements could affect our ability to expand into new markets and to expand our services and facilities in existing markets. In addition, if any of our

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presently licensed facilities operates outside of its licensing authority, it may be subject to penalties, including closure of the facility. Assisted living facilities are subject to periodic surveys or inspections by governmental authorities to assess and assure compliance with regulatory requirements. Such unannounced surveys occur annually or bi-annually, or may occur following a state’s receipt of a complaint about the community. As a result of any such inspection, authorities may allege that the senior living community has not complied with all applicable regulatory requirements. Typically, assisted living communities then have the opportunity to correct alleged deficiencies by implementing a plan of correction but the reviewing agency typically has the authority to take further action against a licensed or certified facility. Authorities may enforce compliance through imposition of fines, imposition of a provisional or conditional license, suspension or revocation of a license, suspension or denial of admissions, loss of certification as a provider under federal health care programs, or imposition of other sanctions. Failure to comply with applicable requirements could lead to enforcement action that can materially and adversely affect business and revenues. Loss, suspension or modification of a license may also cause the Company to default under our leases and/or trigger cross-defaults. Devoting management and staff time and legal resources to such investigations, as well as any material violation by us that is discovered in any such investigation, audit or review, could strain our resources and affect our profitability. In addition, regulatory oversight of construction efforts associated with refurbishment could cause us to lose residents and disrupt community operations. From time to time, in the ordinary course of business, we receive deficiency reports from state regulatory bodies resulting from such inspections or surveys.

Emeritus is also subject to certain federal and state laws that regulate financial arrangements by health care providers, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Federal Anti-Kickback Law and the False Claims Act. The Federal Anti-Kickback Law makes it unlawful for any person to offer or pay (or to solicit or receive) “any remuneration directly or indirectly, overtly or covertly, in cash or in kind” for referring or recommending for purchase any item or service which is eligible for payment under the Medicare or Medicaid programs. Authorities have interpreted this statute very broadly to apply to many practices and relationships between health care providers and sources of patient referral. If an entity were to violate the Anti-Kickback Law, it may face criminal penalties and civil sanctions, including fines and possible exclusion from government programs such as Medicare and Medicaid. In addition, with respect to our participation in federal health care reimbursement programs, the government or private individuals acting on behalf of the government may bring an action under the False Claims Act alleging that a health care provider has defrauded the government and seek treble damages for false claims and the payment of additional monetary civil penalties. The False Claims Act allows a private individual with knowledge of fraud to bring a claim on behalf of the federal government and earn a percentage of the federal government’s recovery. Many states have enacted similar anti-kickback and false claims laws that may have a broad impact on providers and their payor sources. We are also subject to federal and state laws designed to protect the confidentiality of patient health information. The U.S. Department of Health and Human Services (HHS) has issued rules pursuant to HIPAA relating to the privacy of such information. In addition, many states have confidentiality laws, which in some cases may exceed the federal standard. We have adopted procedures for the proper use and disclosure of residents’ health information in compliance with the relevant state and federal laws, including HIPAA. Although these requirements affect the manner in which we handle health data and communicate with payors at communities, the cost of compliance does not have a material adverse effect on our business, financial condition or results of operations.

The federal and state laws governing assisted living are various and complex. While we endeavor to comply with all laws that regulate the licensure and operation of our communities, it is difficult to predict how our business could be affected if it were subject to an action alleging such violations.

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Executive offices

Our executive offices are located in Seattle, Washington, where we lease approximately 40,000 square feet of space. Our lease agreement runs for a term of 10 years, expiring July 2016.

LEGAL PROCEEDINGS

From time to time, we are subject to lawsuits and other matters in the normal course of business, including claims related to general and professional liability. Accruals for these claims have been based upon actuarial and/or estimated exposure, taking into account self-insured retention or deductibles, as applicable. While we cannot predict the results with certainty, except as noted below, we do not believe that any liability from any such lawsuits or other matters will have a material effect on our financial position, results of operations, or liquidity.

In February 2005, a San Antonio, Texas, jury found one of our assisted living communities negligent in the care of a resident. The jury awarded a verdict against us in the amount of $1.5 million in compensatory damages and $18 million in punitive damages. We appealed the verdict but recorded a liability accrual of $18.7 million in the fourth quarter of 2004 and accrued interest of $766,000 on the unpaid judgment at the rate of 5% per annum during 2005. In March 2006, we settled the action for $5.6 million. In the first quarter of 2006, we reduced the accrued interest by $766,000 and the liability accrual recorded in 2004 by $12.2 million.

In March 2006, the Texas attorney general’s office began an inquiry into compliance with certain Medicaid regulations at six of our communities in Texas that participate in the Community Based Alternative program of the Texas Department of Aging and Disability. Participation in the program requires eligible rooms to have an area equipped with a sink, refrigerator, cooking appliance, adequate space for food preparation, and storage space for utensils and supplies. An audit by the department revealed that some of the rooms used for residents in the program did not have some or all of those items. We addressed the State’s concerns raised in the audits and all rooms were equipped with the above regulatory requirements as of April 2006, at a cost of approximately $618,000.

The attorney general’s office originally sought $6.6 million related to the compliance issue, which equates to three times the total amount of all payments made to us by the State of Texas since the inception of our Medicaid contract, plus interest and attorney fees. We took the position with the State of Texas that all the services for which Medicaid lawfully paid were provided to the program residents despite the absence of some of the kitchen items and therefore, recovery of the total of all payments made to us was unjustified. As a result of continuing settlement discussions between the attorney general’s office and us, there is a tentative agreement to settle the claim for approximately $1.9 million.

We recorded a liability of $1.9 million in 2006, as our best estimate of the ultimate outcome based on this tentative agreement. We will assess our liability as final agreements are negotiated and will make adjustments, if any, to our recorded liability as more information becomes available to us.

EMPLOYEES

As of March 31, 2007, we had 10,363 employees, including 7,957 full-time employees, of which 237 were employed at our corporate headquarters and regional offices. Of the 10,363 employees, 1,790 were employed in our managed communities, including 1,319 full-time employees. As of December 31, 2006, we had approximately 48 employees represented by a union at one of our communities in Florida and we have been involved in collective bargaining with that union but had not yet fully agreed upon the terms or consummated a collective bargaining agreement. Our last bargaining session with the union took place on February 13, 2007. Subsequently, we received evidence establishing that the union,

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in fact, no longer represented a majority of our employees that were the subject of the collective bargaining. Based upon this evidence, and in accordance with applicable law, on or about February 15, 2007, we withdrew recognition from the union and terminated bargaining. The union has recently filed an unfair labor practice charge with the NLRB challenging our actions. Although the investigation is in its early stages we currently believe that the charge is without merit. We believe that our relationship with employees is satisfactory. We are unaware of any union activity at any other communities except for a recent incident of non-employee union organizing at a New Jersey community.

Although we believe that we are able to employ sufficiently skilled personnel to staff the communities we operate or manage, a shortage of skilled personnel, particularly in nursing, in any of the geographic areas in which we operate could adversely affect our ability to recruit and retain qualified employees and to control our operating expenses.

Proposed acquisition of Summerville

TRANSACTION OVERVIEW

Under the terms of the merger agreement we have entered into with Summerville Senior Living, Inc., up to 8,500,000 shares of our common stock will be issued in the transaction. A portion of these will be issued in satisfaction of outstanding loans from certain investment funds affiliated with Apollo Real Estate Advisors (having an aggregate principal amount at March 31, 2007, of $142.3 million), and a portion of the shares to be issued in the transaction will be issued pursuant to certain incentive compensation arrangements with members of Summerville’s management team who will be joining the combined company in connection with the transaction. The remaining shares will be issued to the stockholders of Summerville, including the Apollo Funds. The merger is intended to qualify as a tax-free reorganization under Section 368(a) of the tax code.

SUMMERVILLE BUSINESS

Summerville, headquartered in San Ramon, California, is a senior living services company organized to operate independent living, assisted living, and Alzheimer’s/dementia communities. At March 31, 2007, Summerville operated 81 senior living communities in 13 states. Summerville is one of the largest providers of assisted living services in California with 23 communities and in Florida with 24 communities, and is among the eight largest operators nationally. At March 31, 2007, Summerville’s facilities were 91.1% occupied. For the quarter ended March 31, 2007, Summerville had average monthly revenue per occupied unit of $3,258.

As of March 31, 2007, Summerville owns long-term leasehold interests in 81 properties, many containing purchase options. Summerville communities range in size from 20 to 221 units, with an average community size of 98 units, and offer a range of private and shared resident accommodations from studio suites to one and two bedroom apartments. The communities range in age from thirty years to less than four years. The following table sets forth a summary of the various types of properties which Summerville operated as of May 1, 2007.

				Independent
				living/
			Assisted	assisted	Independent
			living/	living/	living/
	Assisted	Alzhemier/	Alzheimer/	Alzheimer/	assisted	Independent
	living	dementia	dementia	dementia	living	living	Total

Communities	25	4	39	5	6	2	81
Units	2,304	108	3,585	744	957	237	7,935
Avg. Units/ Community	92.2	27.0	91.9	148.8	159.5	118.5	98.0

DESCRIPTION OF SERVICES

Summerville provides senior residential, assisted living and Alzheimer’s/dementia care and related services in a residential setting, on an as-needed basis for each resident.

Senior residential, assisted living and Alzheimer’s/dementia care and related services

Summerville’s communities provide base-care and personal care assistance to residents. Those residents, who do not require personal care assistance, pay only the base rent including all basic necessities and

Proposed acquisition of Summerville

24-hour staffing. Included in the base rent are three meals per day, weekly housekeeping and linen services, scheduled transportation, activities, and 24-hour staffing.

Summerville’s assisted living model is designed to provide the highest level of care available by continually re-assessing residents’ changing needs and preferences through a proprietary needs and services assessment tool. The resident assessment tool drives the needs and services plan, which in turn drives the care managers’ daily scheduling. Significant and/or chronic variations, from the resident plan, trigger a re-assessment and/or modifications to the needs and services plan. This system results in an accurate charge structure as well as an efficient deployment of care-giving staff to maximize operating margin. Residents requiring extended care services are assessed and categorized into one of several levels of care.

Summerbrook® programs

Summerville’s communities may also have a dedicated Summerbrook® wing, designed for residents suffering from Alzheimer’s or other cognitive impairments. The program provides increased programming, staffing levels and specialized physical plant amenities related to safety, security, and comfort. Trained caregivers work with residents using progressive techniques with structured activities, redirection, and memory cues that help to ease anxieties and improve overall quality of life for residents with memory disorders. Base rents average about $1,200 to $1,400 more than standard assisted living rates, reflecting the provision of additional, specialized services.

PROPERTIES OVERVIEW

At May 1, 2007, Summerville operated 81 senior living communities in 13 states. The following table summarizes Summerville’s portfolio of communities as of May 1, 2007:

	Number of
13 States	Communities	Units	Beds

California	23	2,045	2,355
Connecticut	2	149	181
Florida	24	2,571	2,917
Indiana	3	211	237
Louisiana	1	123	135
Maryland	3	237	265
Massachusetts	2	301	345
Michigan	2	216	240
New Jersey	3	231	262
Ohio	10	968	1,162
Tennessee	2	134	136
Texas	4	596	618
Virginia	2	153	180

Total	81	7,935	9,033

SALES AND MARKETING

Summerville has developed distinct sales and marketing programs for each community, spanning every stage of operation (i.e., pre-opening, fill-up and stabilized). In addition, marketing strategies are developed for acquired communities to integrate within the existing structure so as to accelerate fill-up, turn-around, and/or repositioning of those communities.

Proposed acquisition of Summerville

Sales and marketing management systems are implemented and monitored, in each community, by executive directors and directors of community relations.

Regional sales and marketing directors recruit community-level marketing personnel, oversee the effectiveness of each community’s program and provide training, strategic guidance, and motivation. All regional and community level personnel are incentivized based upon resident move-ins.

At the corporate level, strategic planning, data collection and analysis, sales enhancement tools, advertising collateral pieces and proactive public relations are created and distributed to the sales and marketing personnel in the field.

EMPLOYEES AND LABOR RELATIONS

As of May 2, 2007, Summerville had approximately 4,900 employees, of which approximately 117 are in Summerville’s corporate and regional offices.

Proposed acquisition of Summerville

SUMMERVILLE’S SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data presented below is derived from Summerville’s consolidated financial statements. The selected statements of operations data for each of the years in the three-year period ended December 31, 2006, and the selected balance sheet data as of December 31, 2005, and 2006 is derived from the audited consolidated financial statements of Summerville Senior Living, Inc. included elsewhere in this prospectus supplement. The selected unaudited balance sheet data as of March 31, 2007, and the summary historical unaudited statements of operations data for the three-month periods ended March 31, 2006, and March 31, 2007, is derived from the unaudited condensed consolidated financial statements of Summerville Senior Living, Inc. included elsewhere in this prospectus supplement. This summary should be read in conjunction with, and is qualified in its entirety by reference to, such historical consolidated financial statements, including the related notes thereto.

				Three months ended
	Year ended December 31,			March 31,
Consolidated statements of operations data	2004	2005	2006	2006	2007

				(unaudited)
	in thousands

Total operating revenues	$95,483	$117,592	$223,123	$39,425	$69,390
Total operating expenses	90,244	99,352	204,478	36,108	58,915

Operating income from continuing operations	5,239	18,240	18,645	3,317	10,475
Net other income (expense)	(20,058)	(27,551)	(49,460)	(9,810)	(15,120)

Income (loss) from continuing operations before income taxes	(14,819)	(9,311)	(30,815)	(6,493)	(4,645)
Benefit of (provision for) income taxes	(404)	(512)	(661)	(246)	—

Income (loss) from continuing operations	(15,223)	(9,823)	(31,476)	(6,739)	(4,645)
Income (loss) from discontinued operations, net of tax benefit	(270)	(115)	—	—	—

Net income (loss)	$(15,493)	$(9,938)	$(31,476)	$(6,739)	$(4,645)

	December 31,		March 31,
Consolidated balance sheet data	2005	2006	2007

			(unaudited)
	in thousands

Cash and cash equivalents	$5,766	$5,423	$7,065
Working capital (deficit)	(10,575)	(30,156)	(30,337)
Total assets	190,228	373,802	414,341
Long-term debt, less current portion	108,365	138,003	155,247
Capital lease and financing obligations, less current portion	173,396	331,548	356,907
Shareholders’ deficit	$(119,208)	$(150,684)	$(155,329)

	December 31,			March 31,
Other operating data	2004	2005	2006	2006	2007

Communities owned, leased, or managed	36	62	77	63	81
Number of units	3,346	6,469	7,492	6,585	7,935

Summerville management’s discussion and analysis of
financial condition and results of operations

OVERVIEW

Summerville Senior Living, Inc. is a Delaware corporation incorporated in 1996, to acquire, develop, and operate senior living facilities. Two investment funds managed by Apollo Real Estate Advisors, a private equity firm based in New York, owns 95% of the Company. Another 2.5% is owned by Health Care REIT, Inc., and the remainder is owned by various institutional and individual investors.

From 1996 through 1999, Summerville expanded through acquisition and internal ground-up development, growing to 54 communities. By 2000, the industry had become overbuilt, creating significant rate and occupancy pressures for operators. As a result, Summerville made the decision to divest 22 properties in order to focus on improving occupancy, pricing, and operating efficiencies in the remaining 32 communities. As a result, Summerville succeeded in increasing its average portfolio occupancy to 95% by the third quarter of 2004. At that time, Summerville implemented an acquisition strategy. As a result of the execution of that strategy, by March 31, 2007, Summerville operated 81 communities in 13 states.

Summerville leases all of its properties from real estate investment trusts (REITs) and other private and public parties through direct leasing, many of which were the result of sale-leaseback transactions. As of March 31, 2007, 33 of Summerville’s leased communities are accounted for as financing transactions due to provisions in the sale-leaseback agreements that constitute continuing involvement under the accounting rules and, therefore, did not qualify as a sale. Summerville continues to reflect these properties as owned with a corresponding financing obligation equal to the proceeds from the sale. Also, as of March 31, 2007, Summerville accounts for six leases as capital leases and reflects those facilities as owned for accounting purposes.

The following table sets forth a summary of our property interests.

	As of March 31,		As of December 31,		As of December 31,		As of December 31,
	2007		2006		2005		2004
	Buildings	Units	Buildings	Units	Buildings	Units	Buildings	Units

Owned/Financed(1)	33	2,847	33	2,848	16	1,593	2	166
Leased	42	4,632	41	4,407	26	2,650	28	2,555
Capital Lease(2)	6	456	3	237	3	237	1	98

Consolidated Portfolio	81	7,935	77	7,492	45	4,480	31	2,819
Managed/Admin Services	—	—	—	—	17	1,989	5	527

Operated Portfolio	81	7,935	77	7,492	62	6,469	36	3,346

Percentage increase(3)	5.2%	5.9%	24.2%	15.8%	72.2%	93.3%	13.0%	19.0%

(1)	Owned communities increased since December 2004 due to sale-leaseback transactions. These are treated as owned due to accounting requirements related to sale-leaseback accounting, notwithstanding the legal sale of the communities and their subsequent leasing by Summerville.

(2)	Six of the leased communities at March 31, 2007, are accounted for as capital leases and are treated as owned due to lease accounting rules.

(3)	The percentage increase indicates the change from the prior year, or, in the case of March 31, 2007, from the end of the prior year.

Summerville management’s discussion and analysis of financial condition and results of operations

Two of the important factors affecting Summerville’s financial results are the rates it charges its residents and the occupancy levels it achieves in its communities. Summerville relies primarily on its residents’ ability to pay its charges for services from their own or family resources and expects that it will do so for the foreseeable future. Although care in an assisted living community is typically less expensive than in a skilled nursing facility, Summerville generally believes that only seniors with income or assets meeting or exceeding the regional median can afford to reside in its communities. In this context, Summerville must be sensitive to its residents’ financial circumstances and remain aware that rates and occupancy are interrelated.

In evaluating the rate component, Summerville generally relies on the average monthly revenue per unit, computed by dividing the total community revenues for a particular period by the average number of occupied units for the same period. In evaluating the occupancy component, Summerville generally relies on an average occupancy rate, computed by dividing the average units occupied during a particular period by the total unit capacity during that same period.

A significant component of Summerville’s total revenue is the revenue generated by charging for increased amounts of care as its residents age in place. Summerville’s experience is that its residents (and families) desire to stay as long as possible in its communities as opposed to moving into a skilled nursing facility environment. As a result, Summerville requires its residents to pay for the additional care and services as they are required or desired. In 2005, Summerville implemented a program to more effectively match the level-of-care charges (relating to the support services required by residents) to the actual cost of rendering those additional services. As a result, Summerville was able to increase its level-of-care revenue to support the higher level of care and service being provided to its residents, thereby allowing them to remain in the community.

In Summerville’s consolidated portfolio, its average occupancy rate was 94.3% in 2004, decreasing to 93.1% and 91.0% in 2005 and 2006, respectively. The 2006 decline was primarily due to the lower average occupancy of Summerville’s newly acquired communities. In the first quarter of 2006, Summerville’s average occupancy rate was 92.2%, decreasing to 92.1% for the same period in 2007. The slight decline was due in part to the lower average occupancy of Summerville’s newly acquired communities. In Summerville’s same store portfolio (those communities under Summerville’s management since January 1, 2005, excluding its Kenner community), Summerville’s average occupancy changed from 94.3% to 94.6% and 93.2% in 2004, 2005, and 2006, respectively. The occupancy essentially held steady from 2004 to 2005 and decreased slightly in 2006 as corporate sales and marketing resources were focused on new acquisitions.

In Summerville’s consolidated portfolio, the average monthly residential revenue per occupied unit increased from $3,025 in 2004 to $3,174 in 2005 and decreased to $3,167 in 2006, respectively. The change from 2005 to 2006 reflects the impact of Summerville’s acquisitions and their lower average revenue per occupied unit. For the first quarter of 2006, the consolidated portfolio average monthly residential revenue per occupied unit increased from $3,164 to $3,257 for the same period in 2007. The change from the first quarter of 2006 to the first quarter of 2007 represents an increase of $93, or 3%, which includes the impact of incorporating several acquisitions with lower average revenue per unit into the consolidated portfolio during that period. In addition, in Summerville’s same store portfolio, the average monthly revenue per occupied unit increased from $2,945 to $3,229 and to $3,463 in 2004, 2005, and 2006, respectively. The change from 2004 to 2005 represents an increase of $284, or 9.6%, and the change from 2005 to 2006 represents an increase of $234, or 7.3%. This level of increase was facilitated in part by the implementation of corporate oversight into the rate process and the implementation of new systems with respect to monitoring and charging appropriately for additional level-of-care services.

Summerville management’s discussion and analysis of financial condition and results of operations

Hurricane Katrina caused one of Summerville’s communities to close operations for four months resulting in a loss of nearly $1.5 million in revenues in 2005. The Community reopened in January 2006, but took four months to return to its pre-Katrina occupancy. Summerville recovered $450,000 for business interruption in 2006 and expects to recover more in 2007. It also received insurance proceeds of approximately $1.0 million towards the costs of repairs to the building.

Since Summerville’s inception in 1996, it has incurred operating losses totaling approximately $234.0 million through December 31, 2006. We believe that these losses have resulted from Summerville’s early emphasis on expansion, occupancy and rates falling well short of projections in the early years, losses related to the divestment of properties, administrative and corporate expenses incurred in conjunction with an increased emphasis on risk management, and most recently, the effects of sale-leaseback accounting.

SIGNIFICANT TRANSACTIONS

From 2004 through 2006, and continuing into 2007, Summerville entered into several transactions that affected the number of communities it owns, leases, and manages; and its financing arrangements. These transactions are summarized below.

2007 additions

In March 2007, Summerville acquired two assisted living and Alzheimer’s and related dementia properties in a transaction, totaling $28.6 million. The communities, located in Ohio, consisted of 219 units. The transaction was financed by a REIT with a leasehold loan in the amount of $12.9 million and the properties were added to Summerville’s master lease with the REIT.

In January 2007, Summerville acquired two assisted living and Alzheimer’s and related dementia properties containing 192 units. Both properties are located in Ohio. The transaction, which totaled $25.3 million, was financed by a REIT and the properties added to Summerville’s master lease with the REIT.

In 2007, Summerville entered into a development agreement for a 106-unit assisted living and Alzheimer’s and related dementia property in Ohio. The agreed purchase price, including building, land, and fixed assets, is $12.8 million and the project is targeted for a December 2007 opening.

2006 additions

In December 2006, Summerville added a 78-unit assisted living and dementia care property in Virginia. A REIT acquired the property for $11.2 million and added it to Summerville’s master lease with the REIT.

In October 2006, Summerville acquired two assisted living and dementia care properties totaling 180 units in Ohio. The purchase price, totaling $22.0 million, was financed by a REIT and the properties were added to Summerville’s master lease with the REIT.

Also in October 2006, Summerville closed on five assisted living communities, of which two are located in Tennessee and three are located in Florida. These five properties added 327 units to Summerville’s portfolio at a cost of $31.0 million. A REIT financed the properties through a master lease agreement.

In August 2006, Summerville closed on a 100-unit assisted living community located in Ohio. The $10.7 million transaction was financed through a long-term lease agreement with a REIT.

Also in August 2006, Summerville acquired an 89-unit assisted living and dementia care community in Ohio for $9.1 million and financed the transaction through a sale-leaseback transaction with a REIT.

Summerville management’s discussion and analysis of financial condition and results of operations

In June 2006, Summerville exercised purchase options on two communities located in Florida and entered into a sale-leaseback transaction with a REIT for a purchase price of $27.0 million. The properties have a total of 186 assisted living and dementia care units. Summerville has operated these two properties under a sublease since September 2005. The net proceeds of $6.9 million from the transaction were retained by Summerville to be used for general corporate purposes.

In April 2006, Summerville purchased 100% of the membership interests in Summerville Investors, LLC, or SI, for $24.7 million. The seventeen communities, comprised of 1,961 units, were managed by Summerville prior to the acquisition. Effective April 1, 2006, the communities became leased communities and are included in Summerville’s consolidated portfolio effective as of that date.

In April 2006, Summerville acquired three, small, purpose-built dementia care communities located in California with a total of 62 units. The transaction was structured as a sale-leaseback with a REIT for a purchase price of $10.4 million.

Also in April 2006, Summerville acquired a 106-unit assisted living and dementia care community in Florida. The transaction was structured as a sale-leaseback with a REIT for a purchase price of $7.2 million.

In February 2006, Summerville acquired a 114-unit assisted living and dementia care community located in Ohio. The transaction was structured as a sale-leaseback for a purchase price of $8.9 million.

2005 additions

In December 2005, Summerville purchased two notes that were secured by two assisted living facilities with 372 units in Texas for approximately $17.0 million. After negotiating deeds in lieu of foreclosure for each property, Summerville entered into a sales-leaseback transaction for these properties.

In August 2005, Summerville entered into an agreement to assume the leases for four assisted living facilities in Florida with 404 units. Summerville also entered into an agreement to purchase five additional assisted living facilities with 398 units which was financed through a sale-leaseback transaction. As part of the same acquisition, Summerville entered into an agreement to sublease four assisted living facilities in Florida with 516 units.

2004 and 2005 sale-leaseback

In July 2004, Summerville entered into a sale-leaseback agreement with a REIT for the sale of four of its communities. The transaction involving two of the four communities closed in July 2004 and involved two assisted living and dementia care communities in Connecticut and Ohio. The second sale-leaseback transaction involving two assisted living and dementia care communities located in California was completed in February and July 2005. Due to the terms of the sale-leaseback transaction, the leases are treated as financing transactions for accounting purposes and are reflected as owned properties in Summerville’s financial statements with a corresponding financing obligation. A portion of the proceeds from this transaction were used to pay down $2.3 million of Summerville’s debt.

Purchase and sale-leaseback of five communities

In April 2005, Summerville exercised an option to purchase five properties, including one in Connecticut, two in New Jersey, and two in Florida. In conjunction with the purchase of these facilities, Summerville entered into a sales-leaseback transaction. Summerville generated proceeds of $9.5 million and used the proceeds to repay a $5.2 million note with the balance of $4.3 million used for general corporate purposes.

Summerville management’s discussion and analysis of financial condition and results of operations

2004 management of Summerville Investors, LLC communities

In 2004, Summerville began managing assisted living and dementia care communities operated by SI. SI controlled 17 communities totaling 1,961 units which were located in Massachusetts, Michigan, Indiana, and Florida.

Discontinued operations

In September 2004, Summerville did not renew an expiring lease for an assisted living community located in California. There was a loss on this lease termination of approximately $34,000 in 2004.

In May 2005, Summerville did not renew a lease for a dementia care community located in California. Summerville recognized a loss from discontinued operations of approximately $115,000 related to this lease termination in 2005.

Both of these transactions qualify for discontinued operations treatment under SFAS No. 144 and the results of discontinued operations is reported as a separate line item in Summerville’s consolidated statement of operations for the respective years.

RESULTS OF OPERATIONS

Summary of significant accounting policies and use of estimates

The discussion and analysis of Summerville’s financial condition and results of operations are based upon Summerville’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Summerville’s management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Summerville’s management evaluates these estimates, including those related to resident programs and incentives such as move-in fees, bad debts, investments, intangible assets, impairment of long-lived assets, income taxes, restructuring, long-term service contracts, contingencies, self-insured retention, health insurance, and litigation. Summerville’s management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Summerville’s management believes the following accounting policies are most significant to the judgments and estimates used in the preparation of Summerville’s consolidated financial statements. Revisions in such estimates are charged to income in the period in which the facts that give rise to the revision become known.

➢	General and professional liability risk is insured under a “claims made” program, which is virtually the only program available to the senior living industry. In 2004, Summerville completed a initiative to address claims that had arisen under previous management. In 2004, Summerville adopted a high deductible plan for its general and professional liability risk. The deductible was $250,000 in 2004. In May 2006, Summerville redesigned its insurance program. The result was a 35% premium savings per bed and an overall annual savings of $1.0 million. The lower cost was realized while lowering the self insurance retention to $100,000. Summerville also maintained coverage back to 2001 with a $250,000 deductible.

Summerville establishes claims reserves upon notice of a claim based upon actuarial estimates of the total aggregate liability for claims within the current year, plus related administrative expenses.

Summerville management’s discussion and analysis of financial condition and results of operations

➢	For workers’ compensation coverage, Summerville adopted several approaches between 2004 and 2006. Summerville’s non-California employees were historically covered under a guaranteed risk program. From 2002 to 2005, California workers’ compensation costs became increasingly expensive to state employers due to existing program requirements. In 2004, to combat its costs, Summerville transferred its California community-level employees to a co-employer relationship with Kelly Services. This enabled Summerville to benefit from Kelly’s national self insurance program, thereby lowering the overall costs of its workers’ compensation coverage by more than $1.0 million compared to prior years. In 2006, workers’ compensation reform legislation in California became effective and the Kelly arrangement was terminated. As a result, Summerville’s California employees were once again covered under a loss-sensitive workers’ compensation program.

➢	Most of Summerville’s community leases contain annual rent inflators. In accordance with accounting practices, when lease inflators are known or readily determinable, Summerville records the lease expense on a straight-line basis over the life of the lease and recognizes the average annual lease expense rather than the cash lease payment.

As of March 31, 2007, Summerville leased six facilities that are treated as capital leases for accounting purposes. Depreciation on the capital asset is included in depreciation and amortization expense in Summerville’s consolidated statements of operations and the lease payments are recorded as interest and principal payments on the corresponding lease obligation.

In addition, Summerville leases certain equipment that is treated as capital leases for accounting purposes and is included in property and equipment.

➢	Summerville evaluates its long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount of the asset. Due to our ongoing operating losses, a complete impairment analysis of all facilities and related goodwill was performed as of December 31, 2006, 2005, and 2004. As a result of this analysis, no impairment charge was recorded during 2006 and 2005, while an impairment charge of $426,000 was recorded during 2004.

Comparison of the three months ended March 31, 2007 and 2006

Total operating revenues
The increase in total community revenues of $30.9 million was due primarily to additional revenues related to Summerville’s acquisition or lease of 25 communities, including 17 previously managed communities which were acquired on April 1, 2006. These additional communities represented an increase in revenue of approximately $27.7 million for the first quarter of 2007. The balance of the increase was due to an increase in the average revenue per unit and occupancy changes.

Management fees were eliminated effective with Summerville’s purchase of the managed communities in April 2006. As a result, the 17 managed communities became leased communities and were included in the consolidated portfolio as of that date.

Salary and benefits
Salary and benefit expense increased $12.2 million in 2007 over the prior year period. Approximately $11.7 million of this increase was from the addition of new communities. The remaining increase of approximately $500,000 represents a 2.3% increase over the prior year period.

Summerville management’s discussion and analysis of financial condition and results of operations

Lease expense
Lease expense includes Summerville’s community and corporate office leases. The $4.6 million increase in 2007 resulted from a $6.0 million increase due to the new community leases and a reduction in lease expense resulting from the acquisition of a leased community and subsequent sale-leaseback transaction which was accounted for as a financing lease. The corporate office lease cost increased by $130,000 due to the expansion of the office.

General and administrative
General and administrative expenses consist of both community operating expenses and corporate overhead costs and increased by $6.0 million in 2007. The increase was attributable to the addition of new communities since the comparable period last year. In 2006, one of Summerville’s communities was still incurring post-Katrina expenses that were no longer present in 2007, contributing to a slight decrease in general and administrative expenses from the comparable prior year period.

Consultants and professional fees
Consulting and professional fees decreased by $32,000 in the first quarter of 2007 over the same period in 2006. Reductions in corporate legal and other costs more than offset the increase of $357,000 in these costs associated with the new communities.

Interest expense
In the first quarter of 2007, interest expense increased $1.4 million primarily due to the addition of $12.9 million in long-term debt related to Summerville’s acquisition of certain properties in March 2007 and an additional $4.5 million loan from Apollo for the acquisition of new communities.

Interest related to financing obligations
Interest related to financing obligations increased by $3.0 million in the first three months of 2007 compared to the prior year period. Of this amount, $2.4 million is due to new community leases that are treated as financing obligations for accounting purposes.

Comparison of the years ended December 31, 2006 and 2005

Total operating revenues
The increase in total community revenues in 2006 of approximately $107.1 million is largely due to Summerville’s acquisition of 32 communities since the comparable period in the prior year, including the conversion of 17 communities from managed properties to leased communities in April 2006. These additional communities represented an increase in revenue of approximately $65.0 million. Of the remaining increase of $42.0 million, $7.0 million, or 6.3%, was due to an increase in the average revenue per unit in the same store group and $35.6 million of the increase reflects the revenue growth from the 15 communities acquired in 2005.

The increase in revenue per unit was primarily attributable to rate increases and increased level-of-care revenue in the existing communities.

Management fees decreased by $1.4 million for the year ended December 31, 2006, due to the purchase of Summerville Investors, LLC in April 2006. As a result, the 17 previously managed communities became leased communities and were incorporated into Summerville’s consolidated portfolio.

Salary and benefits
Salary and benefit expense increased approximately $49.2 million in 2006. Approximately $27.0 million of this increase was from the addition of 32 new communities. Of the remaining increase of

Summerville management’s discussion and analysis of financial condition and results of operations

$22.2 million, approximately $6 million was increased wage costs and approximately $15.2 million was due to mid-year acquisitions in 2005.

Lease expense
Of the $22.8 million increase in 2006, approximately $15.0 million was due to the addition of 32 new communities. Of the balance, approximately $2.5 million related to the reversal of a straight-line rent accrued liability upon termination of a lease in 2005. In addition, Summerville’s corporate office lease cost increased by $321,000 due to the expansion of the office and the balance was due to the impact of the annual inflators in the lease expense.

General and administrative
General and administrative expenses increased $27.7 million in 2006 from 2005. Approximately $3.8 million of the increase was due to a one-time credit booked in 2005 reflecting a reduction in Summerville’s professional liability claim reserves due to an actuarial analysis. Of the remaining increase, $16.0 million was related to an increase in community level costs from the acquisition of properties and $8.0 million was related to the increased administrative costs accompanying the 2005 acquisitions.

Consultants and professional fees
Consultants and professional fees increased by $4.4 million in 2006 due to third party costs, including legal fees, due diligence fees, appraisal fees, and other third party costs associated with a number of transactions executed in 2006. In addition, Summerville was involved in a non-resident litigation which was settled in 2007.

The costs associated with this litigation increased by approximately $1.0 million in 2006 over the prior year period.

Interest expense
Interest expense increased by approximately $4.2 million in 2006 primarily due to the additional long-term debt of $21.0 million with Apollo for the acquisition of new communities, which resulted in $3.5 million in additional interest expense.

Interest related to financing obligations
Interest expense related to financing obligations increased by approximately $12.7 million in 2006. Of this increase, $7.7 million was due to the addition of 19 new leased communities which are treated as financing obligations for accounting purposes.

Income taxes
The provision for income taxes in 2006 and 2005 was primarily related to taxes on gains realized from the sale-leaseback transactions.

Income (loss) from discontinued operations:
In May 2005, Summerville did not renew a lease for a dementia care community in California and recognized a loss from discontinued operations of $115,000 for this community.

Comparison of the years ended December 31, 2005 and 2004

Total operating revenues
The increase in community revenues of $19.6 million in 2005 was largely due to Summerville’s acquisition or lease of 15 communities during the year. These additional communities represented an

Summerville management’s discussion and analysis of financial condition and results of operations increase in revenue of approximately $14.0 million for 2005. The remaining increase of $5.6 is primarily due to an increase in average revenue per unit, offset by hurricane-related revenue losses of approximately $1.5 million from the 2005 temporary closure of Summerville’s Louisiana community.

The increase in revenue per unit was primarily attributable to rate increases in the previously existing communities and the implementation of an initiative to better match the level-of-care charges to the cost of providing the care.

Management fees increased by approximately $1.8 million in 2005 due to the addition of management agreements related to 12 communities.

Salaries and benefits
Labor costs increased approximately $13.4 million in 2005 over 2004. The salary and benefit cost related to the 15 additional communities was approximately $6.0 million and the increase related to employee benefit increases was approximately $1.0 million. The balance was due to general increases in labor and benefit costs.

Lease expense
Lease expense decreased in 2005 primarily due to the reversal of $2.5 million in deferred rents payable from straight-line lease accounting upon termination of a lease in a sale-leaseback transaction.

General and administrative
General and administrative costs increased by $2.1 million in 2005. Of the increase, $4.7 million was attributable to the 15 new communities acquired by Summerville in 2005 and partially offset by a $3.8 million reduction in its general and professional liability accrual as the result of an updated actuarial analysis. The balance of the increase was due to general cost increases.

Asset impairment charges
Summerville evaluates its long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. In 2004, Summerville determined that the value of its goodwill was impaired for several properties and recognized an impairment loss of $426,000.

Gain on sale
In 2005, the gain on sale of $1.0 million was related to the sale-lease back transaction for two Texas communities.

Interest related to financing obligations
Interest related to financing obligations increased by $7.7 million in 2005. Of this increase, $6.2 million was due to the 12 new leased communities which are treated as financing obligations for accounting purposes.

Loss on discontinued operations
In May 2005, Summerville did not renew a lease for a dementia care community in California and recognized a loss from discontinued operations of $115,000.

In September 2004, Summerville did not renew a lease for an assisted living community in California and recognized a loss from discontinued operations of $270,000.

Summerville management’s discussion and analysis of financial condition and results of operations

Income taxes
Summerville’s provision for income taxes for 2005 and 2004 relates primarily to the recognition of gains on the sale-leaseback transaction in the respective years.

Same community comparison

Year ended December 31, 2006 and 2005
Of Summerville’s 81 communities, it has operated 29 communities continuously since January 1, 2005, and defines these as same communities. This group excludes the Louisiana community that was damaged by Hurricane Katrina. In addition, the analysis below excludes general and administrative expenses. The following table sets forth a comparison of Summerville’s same community results of operations for the years ended December 31, 2006 and 2005.

	Year ended December 31,
	2006	2005	$	%

	(in thousands)

Residential Revenue	$102,490	$97,139	$5,351	5.5%
Community Operating Expense*	62,992	60,772	(2,220)	(3.7)%

Community Operating Income	39,498	36,367	3,131	8.6%
Depreciation and Amortization	(4,812)	(3,370)	(1,442)	(42.8)%
Facility Lease Expense	(12,350)	(10,084)	(2,266)	(22.5)%

Operating Income	22,336	22,913	(577)	(2.5)%
Interest Expense related to Financing Obligations	(10,189)	(7,669)	(2,520)	(32.9)%
Interest Expense, Net	(1,297)	(959)	(338)	(35.2)%

Operating Income (loss) after interest expense	$10,850	$14,285	$(3,435)	(24.0)%

*	Exclusive of depreciation and amortization and facility lease expense as shown separately in the table.

The same communities revenues of $102.5 million represented 46% of Summerville’s total revenue of $221.7 million for 2006. Same community revenues increased by $5.4 million, or 5.5%, in 2006, from 2005. The occupancy average dropped 1.4 percentage points for the year from 94.6% in 2005 to 93.2% in 2006 due to a shift in strategic focus to price increases in rent and level of care revenue in those communities that were stabilized in terms of occupancy. In addition, Summerville shifted its corporate and regional resources related to occupancy enhancement to Summerville’s new acquisitions as their first priority. The increase in same community average monthly revenue per unit made up for the loss of occupancy and accounted for the remainder of the increase.

The table below shows the amounts and changes in Summerville’s average monthly revenue per occupied unit and occupancy rates:

	Year ended December 31st,
	2006	2005	$	%

	(in thousands)

Average monthly residential revenue per occupied unit	$3,463	$3,229	$234	7.2%
Average occupancy rate	93.2%	94.6%		(1.4	)ppt

A major factor impacting the change in community operating expense between the periods was a reduction in workers’ compensation expense of approximately $1.0 million in 2006 in Summerville’s same community group. The reduction reflects reductions of Summerville’s estimated ultimate exposure in its workers’ compensation program.

Summerville management’s discussion and analysis of financial condition and results of operations

Exclusive of the worker’s compensation adjustments mentioned above, community operating expenses would have increased approximately $3.1 million primarily from increased costs for direct care labor and related employee taxes and benefits of $1.8 million. The remaining $1.3 million increase was due to increases in other general operating expenses of the communities, including marketing, food costs, bad debts, supplies, vehicle expenses, telephone, cable television, legal, dues, and similar community operating expenses.

Property-related expenses (depreciation and amortization, facility lease expense, and interest expense, net of interest income) increased by approximately $4.0 million after adjusting for the one-time credit in 2005 of $2.5 million related to the straight-line rent adjustment discussed above. The interest on financing obligations increased due to a sale-leaseback transaction. In addition, lease expense increased due to lease terms that provide for periodic increases in rent based on contingent factors such as cost indices or revenue volumes. Depreciation increased due to capital expenditures to improve Summerville’s properties and interest expense decreased due to the normal pay down of principal balances.

Operating income (loss) after interest expense decreased by $3.4 million from $14.2 million in 2005 to $10.8 million in 2006 as a result of the changes discussed above. Exclusive of the workers’ compensation adjustments noted above, the decrease in operating results would have been approximately $4.4 million.

Liquidity and capital resources

Beginning in 2004, Summerville’s strategy was to increase the number of assisted living communities it operates through acquisitions. Apollo supported this strategy by agreeing to defer interest on its debt as well as providing additional cash to facilitate the expansion. The cash flow activity excludes all non-cash activity associated with acquisition accounting.

Cash provided by operating activities was $3.6 million for the quarter ended March 31, 2007. The primary components of cash provided by operating activities for this period were $4.4 million from the deferral of interest payments to Apollo, $3.2 million of depreciation and amortization, $310,000 in deferred rent (straight-line lease adjustments), $1.6 million in deferred (prepaid) revenue and a slight reduction in the allowance for doubtful accounts. Cash provided was offset by $4.6 million in net losses, $929,000 reduction in trade payables, an increase of $283,000 in accounts receivable and $232,000 in prepaid expenses and other current assets.

For the same period ended March 31, 2006, net cash used by operating activities was $1.9 million. The primary components of cash provided by operating activities during this period were $3.1 million of interest payable to Apollo, $2.3 million from depreciation and amortization, $1.5 million from deferred (prepaid) revenue, and $857,000 in the deferred rent (straight line lease adjustments). This was offset by an operating loss of $6.7 million, an increase of $1.5 million in prepaid expenses and a $1.1 million increase in accounts receivable.

Cash provided by operating activities was $6.7 million in 2006. The primary components of cash provided by operating activities for the period were $16.2 million from the deferral of interest payments to Apollo, $10.1 million of depreciation and amortization, $5.9 million in trade payables and accrued liabilities, $5.4 million in the deferred rent (straight line lease adjustments), $2.9 million in deferred (prepaid) revenue and $2.2 from a reduction in deposits. This was offset by $31.5 million in net losses and an increase of $5.4 million in prepaid expenses and other current assets. In 2005, net cash used by operating activities was $2.3 million. The primary components of cash provided by operating activities was $11.9 million of interest payable to Apollo, $4.7 million from depreciation and amortization, $1.4 million from increased trade payables, and $442,000 from a reduction of the allowance for

Summerville management’s discussion and analysis of financial condition and results of operations doubtful accounts. This was offset by a net operating loss of $9.9 million, an adjustment of $3.5 million related to the decrease in straight-line rents, $2.4 million of increases in prepaid expenses, a $1.6 million increase in security deposits on new leases, a $2.0 million increase in accounts receivables, an adjustment of $1.0 million for a gain on sale of property, and $407,000 of insurance proceeds for claims on property damages.

In 2004, net cash provided by operating activities was $600,000. The primary components of cash provided by operating activities were $11.1 million in interest payable to Apollo, $3.9 million of depreciation and amortization, $948,000 in deferred (prepaid) revenue, decreases in deposits of $839,000, a $426,000 adjustment for asset impairment, and $422,000 of straight-line rent adjustments. This was offset by net operating losses of $15.5 million, an increase of $1.2 million in prepaid assets, a $190,000 increase in accounts receivable, and a $113,000 decrease in trade payables.

In the first quarter of 2007, cash used for investing activities amounted to $14.1 million. The largest component, totaling $12.8 million, was business acquisition costs related to the four communities acquired by Summerville in the quarter. In addition, $1.3 million was used to purchase associated equipment. In the first quarter of 2006, we acquired one new community. The cash used by investing activities was $281,000, primarily for capital expenditures.

In 2006, cash used in investing activities amounted to $32.2 million. The largest component, totaling $30.6 million, was business acquisition costs related to communities acquired during the year. The remaining cash used in investing activities resulted from an increase of $1.1 million in restricted cash and an increase of $1.0 million in a note receivable from an officer.

In 2005, Summerville acquired 15 new communities. Cash used in investing activities for 2005 amounted to $25.6 million, primarily consisting of $17.1 million to purchase two defaulted notes to acquire assisted living communities in Texas, business acquisition costs of $5.5 million to purchase five communities, and capital expenditures of $3.4 million.

In 2004, cash used in investing activities amounted to $1.7 million, due primarily to $1.9 million for costs to upgrade the billing process and information technology equipment, partially offset by a decrease of $271,000 in restricted cash.

For the three months ended March 31, 2007, cash provided by financing activities was $12.2 million, due primarily to an increase in financing obligations of $12.9 million, partially offset by $669,000 for payments on debt and capital leases.

For the three months ended March 31, 2006, cash used in financing activities was $850,000 due to payments on debt and capital leases.

For 2006, cash provided by financing activities was $25.1 million, due primarily to an increase in long-term debt of $23.0 million and an increase in financing obligations of $6.7 million, partially offset by a $2.6 million pay off of debt and capital leases and a payment of $2.0 million for accrued interest.

For 2005, cash provided by financing activities was $32.1 million, due primarily to an increase in financing obligations of $30.5 million to acquire additional communities, and increase in long-term borrowings of $22.0 million, partially offset by a $20.0 million pay off of debt.

For 2004, cash provided by financing activities was $640,000, due primarily to an increase in financing obligations of $26.8 million in relation to sale leaseback transactions and an increase in long-term borrowings of $2.6 million, partially offset by $23.6 million in long-term debt payments, $4.1 million in interest payments to Apollo, and $846,000 in cash paid for financing fees.

Summerville management’s discussion and analysis of financial condition and results of operations

The following table summarizes Summerville’s contractual obligations at December 31, 2006:

	Principal and lease payment due by period
Contractual obligations	Total	1 year	2-3 years	4-5 years	After 5 years

	(in thousands)

Long-term debt, including current portion	$85,431	$7,753	$77,651	$27	$—
Capital Lease	23,264	593	1,355	863	20,453
Operating leases	474,970	37,103	74,966	75,953	286,948

	$583,665	$45,449	$153,972	$76,843	$307,401

The following table summarizes interest on Summerville’s contractual obligations at December 31, 2006:

	Interest payment due by period
Contractual obligations	Total	1 year	2-3 years	4-5 years	After 5 years

	(in thousands)

Long-term debt, including current portion	$26,981	$18,090	$8,891	$—	$—
Capital lease	16,185	1,111	2,106	2,052	10,916

Total	$43,166	$19,201	$10,997	$2,052	$10,916

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table presents certain information about our executive officers and directors as of May 31, 2007:

Name	Age	Position

Daniel R. Baty	63	Chairman of the Board and Chief Executive Officer
Raymond R. Brandstrom	54	Vice President of Finance, Secretary, Chief Financial Officer, and Director
Martin D. Roffe	60	Vice President, Financial Planning
P. Kacy Kang	39	Vice President, Operations—Western Division
Christopher M. Belford	45	Vice President, Operations—Central Division
Stanley L. Baty	35	Director
Bruce L. Busby	63	Director
Charles P. Durkin, Jr.	68	Director
Robert E. Marks	55	Director
David W. Niemiec	57	Director
T. Michael Young	62	Director

The following table sets forth certain information as of May 31, 2007 regarding persons who will become our directors and executive officers upon consummation of the proposed acquisition of Summerville:

Name	Age	Position

Granger Cobb	46	Co-Chief Executive Officer, President and Director
Justin Hutchens	32	Executive Vice President—Operations, Chief Operating Officer
Melanie Werdell	37	Executive Vice President—Administration
Claro Budgie Amparo	44	Senior Vice President—Quality and Risk Assessment
John Cincotta	43	Senior Vice President—Sales and Marketing
Jim L. Hanson	53	Senior Vice President—Financial Services and Controller
Stuart Koenig	55	Director

Daniel R. Baty, one of Emeritus’s founders, has served as its Chief Executive Officer and as a director since its inception in 1993 and became Chairman of the Board in April 1995. Mr. Baty also has served as the Chairman of the Board of Holiday Retirement Corporation since 1987 and served as its Chief Executive Officer from 1991 through September 1997. Since 1984, Mr. Baty has also served as Chairman of the Board of Columbia Pacific Group, Inc. and, since 1986, as Chairman of the Board of Columbia Pacific Management, Inc. Both of these companies are wholly owned by Mr. Baty and are engaged in developing independent living facilities and providing consulting services for that market. Upon completion of our acquisition of Summerville, Mr. Baty’s title will change to Chairman of the Board and Co-Chief Executive Officer. Mr. Baty is the father of Stanley L. Baty, a current director of our company.

Raymond R. Brandstrom, one of Emeritus’s founders, has served as a director since its inception in 1993. From 1993 to March 1999, Mr. Brandstrom also served as Emeritus’s President and Chief Operating Officer. In March 2000, Mr. Brandstrom was elected Vice President of Finance, Chief Financial Officer and Secretary of Emeritus. From May 1992 to October 1996, Mr. Brandstrom served as President of Columbia Pacific Group, Inc. and Columbia Pacific Management, Inc. From May 1992 to May 1997, Mr. Brandstrom served as Vice President and Treasurer of Columbia Winery, a company

Management

previously affiliated with Mr. Baty that is engaged in the production and sale of table wines. Upon completion of our acquisition of Summerville, Mr. Brandstrom will become our Executive Vice President—Finance.

Martin D. Roffe joined Emeritus as Director of Financial Planning in March 1998, and was promoted to Vice President of Financial Planning in October 1999. Mr. Roffe has 33 years of experience in the acute care, long-term care, and senior housing industries. Prior to joining Emeritus, from May 1987 until February 1996, Mr. Roffe served as Vice President of Financial Planning for the Hillhaven Corporation, where he also held the previous positions of Sr. Application Analyst and Director of Financial Planning. Hillhaven Corporation operated nursing centers, pharmacies, and retirement housing communities. Upon completion of our acquisition of Summerville, Mr. Roffe will become our Senior Vice President—Financial Planning.

P. Kacy Kang joined Emeritus as Regional Director of Operations in June 1997 and was promoted to Senior Director of Operations—Western Division, in February 2001. Mr. Kang was then promoted to Vice President of Operations—Western Division in August 2001. Prior to joining Emeritus, Mr. Kang operated nursing and rehabilitation facilities for Beverly Enterprises, Inc. from 1991 to 1994 and for Sun Healthcare Group, Inc. from 1994 through 1997. Upon completion of our acquisition of Summerville, Mr. Kang will become our Senior Vice President—Operations.

Christopher M. Belford joined Emeritus as Regional Director of Operations for California in January 2001 and was promoted to Divisional Director of Operations for the Southwest Division in May 2001. Mr. Belford was then promoted to Vice President of Operations—Central Division in October 2003. Prior to joining Emeritus, Mr. Belford served as Vice President of Operations for Regent Assisted Living, Inc. from 1996 to 2000 in the Southwest Division. Mr. Belford operated nursing, assisted, and independent living facilities for ERA Care in the Seattle/Puget Sound area from 1991 to 1996. Upon completion of our acquisition of Summerville, Mr. Belford will become our Vice President—Operations—South Central, a non-executive officer position.

Stanley L. Baty has served as a director of Emeritus since September 2004. Mr. Baty is the son of Daniel R. Baty, Chairman of the Board and Chief Executive Officer. Stanley L. Baty joined Columbia Pacific Management, Inc. in 1997 and currently serves as a Vice President, with responsibility for real estate related investment decisions. Prior to that, from 1994 to 1996, Mr. Baty was a financial analyst for Nomura Securities Corporation.

Bruce L. Busby has been a director of Emeritus since April 2004, when he was appointed to the Board. Mr. Busby served as Chairman and Chief Executive Officer of The Hillhaven Corporation prior to its merger with Vencor, Inc. in 1995. Hillhaven was a publicly-held operator of skilled nursing facilities based in Tacoma, Washington, and prior to its merger, it operated 350 facilities in 36 states. During his tenure with Hillhaven, Mr. Busby served as the Chief Executive Officer and as a director beginning in April 1991 and as that company’s Chairman of the Board from September 1993 until the merger with Vencor. Mr. Busby, who has been a Certified Public Accountant for over thirty years, has been retired since 1995.

Charles P. Durkin, Jr. has served as a director of Emeritus since December 30, 1999. Mr. Durkin is one of the founders of Saratoga Partners, a private equity investment firm. Since Saratoga’s formation as an independent entity in September 1998, he has been a Managing Director of Saratoga Management Company LLC, the manager of the Saratoga Partners funds. Prior to that, from September 1997, he was a Managing Director of SBC Warburg Dillon Read, Inc., the successor entity to Dillon, Read & Co., where Mr. Durkin started his investment banking career in 1966 and became a Managing Director in 1974.

Robert E. Marks has been a director of Emeritus since July 2005, when he was appointed to the Board. From 1994 to the present, Mr. Marks has been the President of Marks Ventures, LLC, a private equity

Management

investment firm. He is a director and Chairman of the Audit Committee of Denny’s Corporation and a director of Soluol Chemical Company and Brandrud Furniture Company, as well as a member of the Board of Trustees of the Fisher House Foundation and The International Rescue Committee.

David W. Niemiec has served as a director of Emeritus since December 30, 1999. He is a private equity investor, as well as an Advisor to Saratoga Partners, a private equity investment firm. Mr. Niemiec was a Managing Director of Saratoga Partners from 1998 to 2001. He also held various positions at Dillon, Read & Co. Inc. and its successor firm, SBC Warburg Dillon Read, from 1974 to 1988, including Vice Chairman, Chief Administrative Officer, and Chief Financial Officer. He is a member of the board of directors of OSI Pharmaceuticals, Inc., as well as a director and trustee of various Templeton Funds, which are internationally oriented mutual funds of the Franklin Templeton Investments group.

T. Michael Young has been a director of Emeritus since April 2004, when he was appointed to the Board. He is the Chairman of the Board of Directors of Metal Supermarkets (Canada), Ltd., a privately-held metal distributor with locations in the United States, Canada, Europe, and the Middle East, and has held this position since December 2005. From December 2002 through December 2005, he was President and Chief Executive Officer of that company. In October 2003, he was elected to the Board of Directors of that company. Prior to that, from June 1998 to May 2002, Mr. Young was Chairman of the Board of Transportation Components, Inc., a publicly-held distributor of replacement parts for commercial trucks and trailers, and also served as its President and Chief Executive Officer from June 1998 to May 2001. On May 7, 2001, Transportation Components filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas, Houston Division. The company was later liquidated in June 2002. In March 2005, Mr. Young joined the Board of Directors of Restoration Hardware, Inc., a public company whose shares are traded on the NASDAQ Stock Market. Mr. Young is a Certified Public Accountant and former partner of Arthur Andersen & Co.

Granger Cobb has 21 years of senior management experience in the senior residential, assisted living, and skilled nursing industries. He has served as President, Chief Executive Officer, and a director of Summerville, since 2000. Mr. Cobb joined Summerville in 1998 with its acquisition of Cobbco, Inc., a California-based assisted living company founded by Mr. Cobb in 1989. Mr. Cobb is active in several industry associations and has served on the boards of the Assisted Living Federation of America (ALFA), the National Investment Center for the Seniors Housing & Care Industry (NIC), and the political action committees for ALFA and the California Assisted Living Association (CALA). Mr. Cobb will become our Co-Chief Executive Officer and President and a member of our board of directors upon completion of our acquisition of Summerville.

Justin Hutchens has 13 years experience in the healthcare field. Mr. Hutchens joined Summerville Senior Living in 2001 as the Regional Director of Operations for the Northern California region. He was appointed as Senior-Vice President in 2003. Prior to joining Summerville, Mr. Hutchens had a multi-site management background in the areas of marketing and operations in the senior housing and long-term care arena. He has experience with over 150 skilled nursing and assisted living communities starting in 1994. Mr. Hutchens is the Chair of the COO roundtable for the Assisted Living Federation of America (ALFA) and he is a member of the Operational Excellence Task Force for ALFA. Mr. Hutchens will become our Executive Vice President and Chief Operating Officer upon completion of our acquisition of Summerville.

Melanie Werdel serves as Senior Vice President, Administration for Summerville, overseeing corporate compliance, licensing standards and requirements and Summerville’s overall risk management and operational policies and procedures. Prior to joining Summerville in 1998, she served as the Vice President of Administration for Cobbco, Inc., a California-based assisted living and skilled nursing company founded by Mr. Cobb. Ms. Werdel has over thirteen years of long term care management experience and serves as the Board Chair of the California Assisted Living Association (CALA). She is

Management

the sister of Mr. Cobb. Ms. Werdel will become our Executive Vice President—Administration upon completion of our acquisition of Summerville.

Claro Budgie Amparo is a registered nurse with a master’s degree in nursing, and has 20 years of combined healthcare experience in nursing education, acute care, skilled nursing and assisted living. Mr. Amparo has served as Summerville’s Vice President of Quality and Risk Management since 2002. Prior to joining Summerville, Mr. Amparo worked for Kaiser Permanente and for Mariner Post-Acute Network in a variety of positions. Mr. Amparo will become our Senior Vice President—Quality and Risk Management upon completion of our acquisition of Summerville.

John Cincotta has 17 years of experience in the healthcare industry, including 5 years in skilled nursing and 10 years in assisted living. Mr. Cincotta joined us in 1997 and serves as our National Director of Sales and Marketing. Mr. Cincotta will become our Senior Vice President—Sales and Marketing upon completion of our acquisition of Summerville.

Jim L. Hanson joined Emeritus in April 2000 and serves as our Director of Financial Services. Prior to joining Emeritus, Mr. Hanson held various accounting, financial, and administrative positions spanning a 21 year career with Pepsico. Mr. Hanson will become our Senior Vice President—Financial Services and Controller upon completion of our acquisition of Summerville.

Stuart Koenig has been associated with Apollo Real Estate Advisors since 1995 and is a partner and its Chief Financial Officer. Prior to 1995, Mr. Koenig was a Vice President in the Real Estate Principal Investment Area of Goldman, Sachs & Co. where he served as Controller and Director of Investor Relations for the Whitehall real estate investment funds. Mr. Koenig will become a member of our board of directors upon completion of our acquisition of Summerville.

Certain relationships and related transactions

COMMUNITY AGREEMENTS WITH BATY-RELATED ENTITIES

Daniel R. Baty, our Chairman of the Board and Chief Executive Officer, personally guarantees our obligations under a master lease pursuant to which we lease 20 communities from a REIT. As compensation for facilitating this lease in 2004 and for the guarantee, Mr. Baty receives, based on a prescribed formula, 50% of the positive cash flow of the 20 communities and will be responsible for 50% of any negative cash flow, as defined in a cash flow sharing agreement. We have the right to purchase Mr. Baty’s 50% interest in the cash flow of the 20 communities for 50% of the lesser of six times cash flow or the fair market value of that cash flow. For purposes of this transaction, cash flow is defined as actual cash flow after management fees of 5% of revenues payable to us, actual capital expenditures, and certain other agreed adjustments. Under this agreement, Mr. Baty received $178,000 in the first quarter of 2007 and $632,000 for 2005 and paid us $317,000 in 2006, as a result of capital expenditures.

The lease guaranteed by Mr. Baty has a term of 15 years, with one 15-year renewal option. The annualized cash lease payment for the communities is approximately $16.0 million per year, with inflators to the extent the change in the consumer price index exceeds 0%, not to exceed 40 basis points during years two through four and 30 basis points thereafter, as calculated with respect to the REIT’s investment basis in the properties. The lease is a net lease and is cross-defaulted and cross-collateralized with all of our other leases and loans relating to other communities owned by the REIT. All of the leases contain certain financial and other covenants. We have the right of first refusal to purchase these leased communities.

At January 1, 2006, we managed eleven assisted living communities, seven of which were owned by five entities that Mr. Baty controlled and in which he and/or the Baty family partnership held varying direct and indirect financial interests ranging from 22.2% to 50%, and four of which were wholly-owned by Mr. Baty. The management agreements generally provided for fees ranging from 4% to 6% of revenues, were for indefinite terms, unless terminated for cause, and granted us a right of first refusal on sale of the property. In January 2006, one community was discontinued and one new community was opened and in April 2006, one community was sold. In July 2006, we purchased a 101-unit community in which Mr. Baty had a 50% interest for a total purchase price of $11 million. In January 2007, one of the communities owned by Mr. Baty was sold. As a result of these activities, at January 1, 2007, we managed seven communities, four of which were owned by four entities that Mr. Baty controlled and in which he and/or the Baty family partnership held varying direct and indirect financial interests ranging from 25.4% to 77.7%, and three of which were wholly-owned by Mr. Baty. During 2006, we received $1.1 million in management fees from all communities in this group, including those that have been discontinued.

On March 15, 2007, we purchased 12 communities consisting of 786 units located in five states for a price of $99 million, plus transaction costs. We had leased four of these communities from Healthcare Realty Trust, or HRT, since May 2002 and eight since May 2003. Capmark Finance, Inc. provided mortgage financing of $101.6 million, which was used to pay the purchase price and related debt and transaction and financing costs. At the time of the transaction, we had a $10.8 million loan outstanding with HRT that was secured by mortgages on the leases on the 12 communities acquired. As part of this transaction, this loan was acquired by Columbia Pacific Opportunity Fund, LP, an entity in which Mr. Baty has a financial interest. The payment terms were unchanged from the original note. The loan accrues interest at 10% per annum, is payable in monthly installments of interest only and is due in full in June 2008. We provided a cash security deposit of $1 million at the time of the original loan transaction in June 2005, which continues under the current arrangement.

Certain relationships and related transactions

We have a continuing agreement with Mr. Baty which governs the operating, accounting, and payment procedures relating to the foregoing entities in which Mr. Baty had a financial interest, including prompt repayment of any balances that are temporarily outstanding as a result of normal operations and interest on average outstanding balances at LIBOR plus 3%. As of March 31, 2007, there were no material outstanding balances (net of funds held by us for application to outstanding balances).

FRETUS LEASE AND OTHER TRANSACTIONS

During 2006, we leased 24 assisted living communities in six states containing approximately 1,650 units from Fretus Investors LLC, a private investment joint venture between Fremont Realty Capital, which holds a 65% stake, and an entity controlled by Mr. Baty, which holds a 35% minority stake. Through other entities, Mr. Baty held an indirect 44.3% financial interest in the minority entity and, therefore, a 15.5% indirect financial interest in Fretus itself. Mr. Baty guaranteed a portion of the debt and controlled the entity that served as the administrative member of Fretus. The Fretus lease provided for an initial 10-year period with two 5-year extensions and included an opportunity for us to acquire the communities during the third, fourth, or fifth year and the right under certain circumstances for the lease to be cancelled as to one or more properties upon the payment of a termination fee. The lease was a net lease. Originally, the base rent was equal to (i) the debt service on the outstanding senior mortgage granted by Fretus, and (ii) an amount necessary to provide a 12% annual return on equity to Fretus. The initial senior mortgage debt was for $45 million and interest accrued at LIBOR plus 3.5%, subject to a floor of 6.25%. The Fretus initial equity was approximately $24.8 million but increased to $25 million at December 31, 2004, as a result of additional capital contributions for specified purposes. Based on the initial senior mortgage terms and Fretus equity, the rent was approximately $500,000 per month. In addition to the base rent, the lease also provided for percentage rent equal to a percentage (ranging from 7% to 8.5%) of gross revenues in excess of a specified threshold commencing with the thirteenth month of the lease. Total rent expense in 2004, was approximately $5.9 million.

In October 2005, Fretus refinanced the senior mortgage debt, increasing the debt to $90 million (which returned the Fretus investors’ original equity and provided $20 million of additional cash), with interest accrued at LIBOR plus 2.65%, subject to a LIBOR cap of 5.3% and a maturity in October 2008. In connection with this refinancing, which required our consent, our rent payment was adjusted by one half of the amount by which the interest cost of the original mortgage debt differed from the interest cost of the refinanced debt. Based on LIBOR rates at the time, this reduced our rental by approximately $392,000 per year, but was subject to change based on our increase in interest rates. In connection with the amendment, our maximum annual rental for the remaining term of the lease was limited to $7.2 million, excluding percentage rent. During 2005, our total rent expense under this lease was approximately $6.5 million and in 2006 was approximately $7.7 million, including percentage rent.

On February 22, 2007, we purchased the 24 Fretus communities for a price of $143.7 million, including transaction costs. Of the purchase price, Capmark provided fixed rate mortgage financing of $132 million and variable rate mortgage financing of $8 million. The fixed rate component has a term of five years and bears interest at 6.55% per annum (with a 1% exit fee payable if the debt is paid off or refinanced by anyone except Capmark), with monthly interest-only payments for two years and thereafter, monthly payments of principal and interest based on a 25-year amortization and the remaining balance due in full in February 2012. The variable rate component has a term of three years and interest at 30-day LIBOR plus 1.8%, which was 7.12% at closing, and the same exit fee and payment schedule as for the fixed component. In conjunction with this transaction, Baty-related entities provided $18 million in short-term financing to us, of which approximately $5.1 million was used to fund the balance of the purchase price. The unsecured short-term debt is due in 24 months and bears interest at 9% per annum, which is payable monthly.

Certain relationships and related transactions

SARATOGA SHAREHOLDER AGREEMENT AND WARRANTS

Under a shareholders agreement between Saratoga Partners IV, L.P. and its related entities and Mr. Baty dated December 1999, Saratoga is entitled to board representation at a percentage of the entire Board of Directors, rounded up to the nearest whole director, that is represented by the voting power of equity securities attributable to the stock owned by Saratoga. The shareholders agreement also provides for a minimum of two Saratoga directors. Under this agreement, Saratoga is currently entitled to designate three of eight members of the Board, but thus far has chosen to select only two. Messrs. Durkin and Niemiec currently serve as directors of Emeritus pursuant to this agreement. Saratoga’s right to designate directors terminates if Saratoga has sold more than 50% of its initial investment and its remaining shares represent less than 5% of the outstanding shares of common stock on a fully diluted basis or it is unable to exercise independent control over its shares.

The shareholders agreement provides that neither Saratoga nor Mr. Baty is permitted to purchase voting securities in excess of a defined limit. That limit for Saratoga is 110%, and for Mr. Baty is 100%, of the number of shares of common stock beneficially owned by Saratoga and its related investors at the completion of the original financing (including securities originally issued and those issued as dividend with respect thereto). These restrictions will terminate 18 months after the date on which Saratoga and its related investors cease to hold securities representing 5% of the outstanding shares of Common stock on a fully diluted basis. The shareholders agreement also provides that if Mr. Baty contemplates selling 30% or more of the common stock he owns, Saratoga and its related investors would have the right to participate in the sale on a proportionate basis.

In August 2000, we issued to Saratoga seven-year warrants to purchase 1,000,000 shares of common stock at an exercise price of $4.30 per share, which was subsequently adjusted to $4.20 per share due to dilutive stock option transactions, as provided in the warrant agreement. In March 2006, we issued 829,597 shares of common stock pursuant to the exercise of the warrants. The shares were purchased by the holders of the warrants pursuant to a “net exercise” provision of the warrants in which 170,403 shares subject to the warrants were used to pay the exercise price of $4.2 million. The shares used to pay the exercise price were valued at $24.65 per share based on then current market prices, as determined under the terms of the warrants. We received no cash proceeds from this transaction.

CONVERTIBLE DEBENTURES

In November 2005, we completed an offer to exchange our outstanding 6.25% Convertible Subordinated Debentures due 2006 for new 6.25% Convertible Subordinated Debentures due 2008. In the exchange offer, $26.6 million of the $32 million principal amount of outstanding debentures were exchanged. The remaining $5.4 million principal amount of outstanding debentures continued outstanding and was paid at maturity in January 2006. The terms of the then existing debentures and the new debentures are substantially the same, except that the maturity of the new debentures is July 1, 2008, instead of January 1, 2006, and the new debentures can not be redeemed at our election. The new debentures are convertible into common stock at the rate of $22 per share. Interest on the new debentures is payable semiannually on January 1 and July 1 of each year. The new debentures are unsecured, and subordinated to all of our other indebtedness.

Of the $32 million principal amount of the original debentures, $15.8 million was owned by entities controlled by Mr. Baty and Stanley L. Baty and in which they have financial interests, and $5 million was owned by Saratoga. All of these debentures were exchanged in the exchange offer.

In February 2007, we offered to the holders of the new debentures to pay each holder who elected to convert its debentures by March 8, 2007, an amount in cash equal to the amount of interest the holder would receive if the new debentures were held to the maturity date of July 1, 2008. The incentive payment of $1.3 million was made April 16, 2007. This amount would otherwise have been paid in three equal installments on July 1, 2007, January 1, 2008, and July 1, 2008. Of the $26.6 million

Certain relationships and related transactions

principal amount of new debentures outstanding, holders of $16.1 million principal amount converted their debentures into 732,725 shares of common stock. Of those converted, $15.8 million principal amount of new debentures was owned by entities that Mr. Baty and Stanley L. Baty control. These entities were issued 717,727 shares of common stock in the conversions and received approximately $1.3 million in cash.

In 2006, we paid an aggregate amount of approximately $987,000 to entities that Mr. Baty and Stanley L. Baty control as interest on the debentures they held and an aggregate amount of approximately $313,000 to Saratoga as interest on the debentures they held. Saratoga continues to hold debentures in the aggregate principal amount of $5 million.

PAINTED POST

During 1995, Messrs. Baty and Brandstrom formed Painted Post Partners, a New York general partnership, to facilitate the operation of assisted living communities in the state of New York for state regulatory reasons. This partnership later contributed its assets to Painted Post LLC, which is now the successor to the partnership. We have entered into administrative services agreements with the partnership for the term of the underlying leases. The administrative services agreements provide for fees that would equal or exceed the profit of a community operated efficiently at full occupancy and, unless reset by agreement of the parties, will increase automatically on an annual basis in accordance with changes in the Consumer Price Index. In addition, we have agreed to indemnify Messrs. Baty and Brandstrom against losses and, in exchange, they have agreed to assign any profits to us. As part of their general noncompetition agreements with us, each of Messrs. Baty and Brandstrom has agreed that, in the event either ceases to be a senior executive of Emeritus, they will transfer his interest in Painted Post for a nominal charge to his successor at Emeritus or other person designated by us.

NONCOMPETITION AGREEMENTS

We have entered into noncompetition agreements with Messrs. Baty and Brandstrom. These agreements provide that they will not compete with us, directly or indirectly, in the ownership, operation, or management of assisted living communities anywhere in the United States and Canada during the terms of their employment and for a period of two years following the termination of their employment. The agreements also provide, however, that they may hold (1) up to a 10% limited partnership interest in a partnership engaged in such business, (2) less than 5% of the outstanding equity securities of a public company engaged in such business, or (3) interests in Painted Post, as described above.

During 2005 and 2006, Mr. Baty requested waivers under the noncompetition agreement for the development, by entities in which he has a financial interest ranging from 21% to 43%, of four assisted living communities for Alzheimer and/or assisted living residents that we had declined to participate in. After review by a special committee of independent directors, we entered into a management agreement with respect to two such communities, providing for a perpetual term, unless terminated for cause or the community is sold, and fees equal to the greater of $5,000 per month or 6% of revenues. In all four cases, we have an option to purchase the community during the third or fourth through the tenth year at the greater of fair market value or a price that yields a 15% internal rate of return on the owner’s equity. In addition, through the tenth year, we have a right of first refusal, in one case, and a right of first offer, in the three other cases, in the event of the sale of the community. We expect to apply similar guidelines in reviewing such requests for waiver in the future.

SUMMERVILLE AGREEMENTS

On March 29, 2007, we entered into an agreement and plan of merger with Boston Project Acquisition Corp., our wholly-owned subsidiary, Summerville Senior Living, Inc., AP Summerville, LLC, AP Summerville II, LLC, Mr. Baty, and Saratoga. Pursuant to the merger agreement, we will acquire Summerville, a privately-held operator of independent living, assisted living, and Alzheimer’s and

Certain relationships and related transactions

dementia related services to seniors, for a total of up to 8,500,000 shares of our common stock. Mr. Baty and Saratoga and various of their affiliates have entered into additional agreements in connection with the merger agreement.

Mr. Baty and Saratoga have agreed in the merger agreement to vote shares of common stock which they beneficially own in favor of the adoption and approval of the issuance of our shares of common stock in the transaction. In addition, these shareholders have agreed not to transfer or dispose of their shares between the date of the merger agreement and the consummation of the transactions contemplated by the merger agreement except for certain kinds of transfers or with Summerville’s prior consent.

In connection with the merger agreement, we, certain entities affiliated with Apollo Real Estate Advisors, Saratoga and certain of its affiliates, and Mr. Baty and certain of his affiliates, entered into an amended and restated shareholders agreement dated March 29, 2007. The amended shareholders agreement, which will become effective upon the consummation of the Summerville transaction, amends and restates the shareholders agreement described above dated December 1999, between us, Mr. Baty, Saratoga, and certain other persons. Under the amended shareholders agreement, the Apollo shareholders, the Saratoga shareholders and the Baty shareholders have agreed to vote their shares to elect one representative designated by the Apollo shareholders, one representative designated by the Saratoga shareholders and one representative designated by the Baty shareholders so long as each shareholder group beneficially owns at least 5% of our outstanding shares or one-half of the amount of shares beneficially owned by the shareholder group immediately following the closing of the Summerville transaction. In addition, each of the shareholders who are parties to the amended shareholders agreement have agreed that, in the event the shareholder proposes to transfer (other than certain permitted transfers, including sales pursuant to a registration statement under the Securities Act of 1933, sales pursuant to Rule 144 under the Securities Act, transfers to the limited partners or owners of certain shareholders that are entities, and transfers pursuant to gifts and bequests or to certain family members) more than thirty percent of the shares beneficially owned by the shareholder in a transaction or series of related transactions, then the other shareholders shall have the right to participate in such transfer on a pro rata basis. The amended shareholders agreement will terminate with respect to any shareholder who is a party to the agreement at such time as the shareholder owns less than a certain level of ownership. The amended shareholders agreement may also be terminated with the unanimous written consent of the shareholders who are party to the agreement.

In addition to the amended shareholders agreement, the Apollo shareholders, the Saratoga shareholders, the Baty shareholders, and Granger Cobb, who will become our President and Co-Chief Executive Officer upon completion of the Summerville transaction, have entered into a registration rights agreement dated March 29, 2007, which will become effective upon the consummation of the Summerville transaction. Under the registration rights agreement, we have agreed to file by January 1, 2008, and to have declared effective by April 1, 2008, a shelf registration statement under the Securities Act covering shares owned by certain Apollo shareholders and up to 1.8 million shares owned by the Saratoga shareholders (subject to reduction for sales by the Saratoga shareholders in excess of 2 million shares prior to the effective date of the shelf registration statement, including those shares sold in this offering). We are obligated to keep this initial shelf registration statement effective until April 1, 2010, until all of the shares subject to this shelf registration statement have been sold, or until all of the shares subject to this shelf registration statement may be sold without restriction under Rule 144 under the Securities Act. In addition, each of the Apollo shareholders, the Saratoga shareholders and the Baty shareholders have the right to request that we file up to two additional registration statements, one of which may be a shelf registration statement. We have also granted the shareholders who are parties to the registration rights agreement certain customary incidental, or “piggyback,” registration rights to participate in registrations initiated by us for our own account or other security holders. We and the shareholders who are parties to the registration rights agreement have agreed to certain other related obligations that are customary for agreements of this nature.

Principal and selling shareholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 31, 2007, for:

➢	each of (i) our chief executive officer, (ii) our chief financial officer and (iii) each of our three other most highly compensated executive officers in 2006 whose total cash salary and bonus for the fiscal year ended December 31, 2006, exceeded $100,000;

➢	each of our directors;

➢	all of our executive officers and directors as a group;

➢	each person who we know beneficially owns more than 5% of our outstanding capital stock; and

➢	the selling shareholders.

The shares of our common stock that may be offered and sold by the selling shareholders under this supplement were acquired by the selling shareholders in June 2005 and March 2006 pursuant to the conversion of our Series B Convertible Preferred Stock and the exercise of warrants for our common stock. The preferred stock was issued in a financing in December 1999 and the warrants were issued in August 2000 in a modification of that financing. In accordance with those registration rights, we have included 500,000 shares of common stock owned by the selling shareholders in this offering. We granted registration rights to the selling shareholders in connection with that financing. For additional information relating to our relationships and transactions with the selling shareholders, as well as with certain of the other shareholders included in the table below, see “Certain relationships and related transactions.”

Beneficial ownership data in the table below has been calculated based on Securities and Exchange Commission rules requiring that all equity securities exercisable for or convertible into shares of our common stock within 60 days shall be deemed to be outstanding for the purpose of computing the percentage of ownership of any person holding such exercisable or convertible equity securities, but shall not be deemed to be outstanding for computing the percentage of ownership of any other person. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to the equity securities shown to be held by that person. The percentage of beneficial ownership prior to this offering is based on 18,967,682 shares of our common stock outstanding as of May 31, 2007. The percentage ownership after this offering is based on the 18,967,682 shares outstanding as of May 31, 2007, and the 10,500,000 shares offered by us in the offering contemplated by this prospectus supplement. It does not give effect to the exercise by the underwriters of their over-allotment option or the completion of the Summerville acquisition.

The address of each selling shareholder, unless indicated otherwise, is c/o Saratoga Management Company, LLC, 535 Madison Avenue, New York, New York 10022. The address of each named executive officer and director, unless indicated otherwise, is c/o Emeritus Corporation, 3131 Elliott Avenue, Suite 500, Seattle, WA 98121.

Principal and selling shareholders

	Beneficial ownership prior to offering		Shares	Beneficial ownership after offering
Beneficial owner	Number	Percent	offered	Number	Percent

Selling shareholders (1)
Saratoga Partners IV, L.P.(2)	6,422,615	33.5%	468,750	5,922,615	19.9%
Saratoga Coinvestment IV LLC(2)	6,422,615	33.5%	12,500	5,922,615	19.9%
Saratoga Management Company LLC(2)	6,422,615	33.5%	350	5,922,615	19.9%
John P. Birkelund(2)	6,422,615	33.5%	7,683	5,922,615	19.9%
Charles P. Durkin, Jr.(2)(3)(4)	6,448,115	33.5%	6,683	5,948,115	20.0%
David W. Niemiec(3)(5)	62,974	*	2,917	60,057	*
Christian L. Oberbeck(2)	6,422,615	33.5%	1,117	5,922,615	19.9%

Named executive officers and directors (and affiliated parties) who are not selling shareholders
Daniel R. Baty(6)(7)	5,989,441	31.5%	—	5,989,441	20.3%
Raymond R. Brandstrom(8)	592,409	3.1%	—	592,409	2.0%
Stanley L. Baty(7)(9)	4,136,851	21.8%	—	4,136,851	14.0%
Gary S. Becker(10)	152,918	*	—	152,918	*
Christopher Belford(11)	61,120	*	—	61,120	*
Bruce L. Busby(12)	17,500	*	—	17,500	*
Robert E. Marks(13)	2,500	*	—	2,500	*
Frank Ruffo, Jr.(14)	261,404	1.4%	—	261,404	*
T. Michael Young(15)	17,500	*	—	17,500	*
Brandon D. Baty(7)(16)	4,143,391	21.8%		4,143,391	14.1%
B.F., Limited Partnership(17)	4,117,351	21.7%	—	4,117,351	14.0%
Columbia-Pacific Group, Inc.(17)	4,117,351	21.7%	—	4,117,351	14.0%
All directors and executive officers(18)	13,836,753	69.1%	—	13,336,753	43.7%

Other 5% shareholders
FMR Corp.(19)	1,820,636	9.6%	—	1,820,636	6.2%
82 Devonshire Street Boston, Massachusetts 02109

*	Represents beneficial ownership of less than 1%.

(1)	Information presented regarding the selling shareholders is based on a Schedule 13D/A filed with the Commission on April 11, 2007. Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Company LLC are affiliated entities. Messrs. Birkelund, Durkin and Oberbeck are the current members of the management committee of Saratoga Associates IV LLC, the general partner of Saratoga Partners IV, L.P. Until November 2001, Mr. Niemiec was a principal of Saratoga Partners IV, L.P. and certain of its affiliates. Saratoga Management Company LLC is the manager of Saratoga Partners IV, L.P., the managing member of Saratoga Coinvestment IV LLC and attorney-in-fact and agent for Messrs. Birkelund, Durkin, Niemiec and Oberbeck (who (other than Mr. Niemiec) are the current members of the management committee of Saratoga Management Company LLC).

(2)	Includes (i) 6,195,343 shares of common stock for which Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC, Saratoga Management Company LLC, John P. Birkelund, Charles P. Durkin, Jr., and Christian L. Oberbeck have shared voting and dispositive power and (ii) 227,272 shares of common stock into which debentures are convertible for which Saratoga

Principal and selling shareholders

Partners IV, L.P., Saratoga Coinvestment IV LLC, Saratoga Management Company LLC, John P. Birkelund, Charles P. Durkin, Jr., and Christian L. Oberbeck have shared voting and dispositive power.

(3)	Messrs. Durkin and Niemiec are directors of Emeritus.

(4)	Includes options exercisable within 60 days for the purchase of 25,500 shares of common stock.

(5)	Includes (i) 36,131 shares of common stock, (ii) 1,343 shares of common stock into which debentures are convertible, all of which are held by Saratoga Management Company LLC as attorney-in-fact and agent for Mr. Niemiec, and (iii) options exercisable within 60 days for the purchase of 25,500 shares of common stock. Mr. Niemiec may be deemed to have no dispositive or voting power over the common stock or debentures for which Saratoga Management Company LLC acts as agent and attorney-in-fact.

(6)	Includes 1,812,091 shares of common stock and options exercisable within 60 days for the purchase of 59,999 shares held directly.

(7)	Also includes 4,117,351 shares held indirectly, consisting of 3,399,625 shares held by B.F., Limited Partnership, or B.F., 311,363 shares held by Catalina General, L.P., or Catalina, of which B.F. is the general partner and has a 25% interest, and 406,363 shares held by Columbia Select, L.P., or Columbia, of which B.F. is the general partner and has a 40% interest. Columbia Pacific Group, Inc., or CPG, is the general partner of B.F. CPG is wholly-owned by Daniel R. Baty and controlled by Mr. Baty and his sons Stanley L. Baty, who is also a director of Emeritus, and Brandon D. Baty. Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are also each limited partners of B.F. Daniel R. Baty, Stanley L. Baty and Brandon D. Baty each disclaim beneficial ownership of the shares held by B.F., Catalina and Columbia except to the extent of their respective pecuniary interests in such shares.

(8)	Includes options exercisable within 60 days for the purchase of 230,334 shares of common stock.

(9)	Includes 9,500 shares of common stock and options exercisable within 60 days for the purchase of 10,000 shares held directly. In addition, of the shares held as described in footnote 7 above, 40,950 shares are attributable to a trust for the benefit of Brandon D. Baty’s children, of which Stanley L. Baty serves as sole trustee, and 85,176 shares are attributable to trusts for the benefit of Stanley L. Baty’s children of which Brandon D. Baty serves as sole trustee, in each case as a result of such trusts’ ownership of limited partnership interests in B.F. See footnote 7 above. Stanley L. Baty disclaims beneficial ownership of the shares held by the trusts.

(10)	Includes options exercisable within 60 days for the purchase of 151,834 shares of common stock. Mr. Becker retired as our Senior Vice President, Operations effective May 1, 2007.

(11)	Includes options exercisable within 60 days for the purchase of 60,667 shares of common stock.

(12)	Includes options exercisable within 60 days for the purchase of 17,500 shares of common stock.

(13)	Includes options exercisable within 60 days for the purchase of 2,500 shares of common stock.

(14)	Includes options exercisable within 60 days for the purchase of 5,000 shares of common stock. Mr. Ruffo retired as our Vice President, Administration effective December 31, 2006.

(15)	Includes options exercisable within 60 days for the purchase of 17,500 shares of common stock.

(16)	Includes 26,040 shares held directly. In addition, of the shares held as described in footnote 7 above, 40,950 shares are attributable to a trust for the benefit of Brandon D. Baty’s children, of which Stanley L. Baty serves as sole trustee, and 85,176 shares are attributable to trusts for the benefit of Stanley L. Baty’s children of which Brandon D. Baty serves as sole trustee, in each case as a result of such trusts’ ownership of limited partnership interests in B.F. See footnote 7 above. Brandon D. Baty disclaims beneficial ownership of the shares held by the trusts.

Principal and selling shareholders

(17)	Consists of 3,399,625 shares held of record by B.F., 406,363 shares held of record by Columbia, and 311,363 shares held of record by Catalina. CPG is the general partner of B.F., which is the general partner of each of Columbia and Catalina. See footnote 7 above.

(18)	Includes shares beneficially owned by Messrs. Durkin and Niemiec.

(19)	Based on a Schedule 13G/A filed by FMR Corp. on May 10, 2007, indicating beneficial ownership as of December 31, 2006, consists of 1,820,636 shares beneficially owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp.

Underwriting

We and the selling shareholders are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC is the representative of the underwriters. We and the selling shareholders have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of our common stock listed next to its name in the following table:

Number
Underwriters	of shares

UBS Securities LLC	7,150,000
Credit Suisse Securities (USA) LLC	1,650,000
Cohen & Steers Capital Advisors, LLC	1,375,000
Stifel, Nicolaus & Company, Incorporated	825,000
Total	11,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 1,650,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.0800 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.1000 per share from the public offering price. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms. Sales of shares made outside the United States may be made by affiliates of the underwriters.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,650,000 shares.

	No exercise	Full exercise

Per share	$1.8290	$1.8290
Total paid by Emeritus Corporation	$19,204,500	$22,222,350
Total paid by the Selling Shareholders	$914,500	$914,500

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $1.0 million. We have agreed to pay expenses incurred by the selling shareholders in connection with this offering other than underwriting discounts and commissions.

In compliance with NASD guidelines, the maximum commission or discount to be received by any NASD member or dependent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus supplement and the accompanying prospectus.

NO SALES OF SIMILAR SECURITIES

We and certain of our executive officers, directors and shareholders, including the selling shareholders, have entered into lock-up agreements with the underwriters. Under these lock-up agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or any securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days. The lock-up period may be extended under certain circumstances where we announce or pre-announce earnings or material news or a material event within approximately 18 days prior to, or approximately 16 days after, the termination of the 90-day period. These lock-up agreements are subject to certain exceptions, including (1) such person’s rights to transfer their common shares as a bona fide gift or to a trust for the benefit of an immediate family member, provided that such donee or transferee agrees in writing to be bound by the terms of the lock-up agreement and (2) our right to issue shares of our common stock in connection with the proposed acquisition of Summerville. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

INDEMNIFICATION

We and the selling shareholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we or the selling shareholders are unable to provide this indemnification, we or the selling shareholders, as applicable, will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

AMERICAN STOCK EXCHANGE LISTING

Our common stock is listed on the American Stock Exchange under the symbol “ESC.”

Underwriting

PRICE STABILIZATION, SHORT POSITIONS AND PASSIVE MARKET MAKING

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids;

➢	syndicate covering transactions; and

➢	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the American Stock Exchange, in the over-the-counter market or otherwise.

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on American Stock Exchange prior to the pricing and completion of this offering. Passive market making consists of displaying bids on American Stock Exchange no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Underwriting

AFFILIATIONS

Certain of the underwriters and their affiliates have provided and may provide from time to time certain commercial banking, financial advisory and investment banking services for us for which they receive fees. The underwriters and their affiliates may, from time to time, engage in transactions with us and perform services for us in the ordinary course of their business.

Notice to investors

EUROPEAN ECONOMIC AREA

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

UNITED KINGDOM

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the FSMA with respect to anything done in relation to shares of our common stock in, from or otherwise involving the United Kingdom. In addition, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated or caused to be communicated or will only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Company. Without limitation to the other restrictions referred to herein, this offering circular is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

SWITZERLAND

Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Legal matters

We are being represented by Perkins Coie LLP, Seattle, Washington, and the underwriters are being represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The validity of the common stock offered by this prospectus will be passed on by Perkins Coie LLP for us.

Experts

The consolidated financial statements and the financial statement schedule of Emeritus Corporation and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been included and/or incorporated by reference herein and incorporated by reference in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, included and/or incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2006 financial statements refers to the adoption of Statement of Financial Accounting Standards No. 123R, Shared-Based Payment, effective January 1, 2006.

The consolidated financial statements of Summerville Senior Living, Inc. and subsidiaries as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in this prospectus supplement, and incorporated by reference herein this prospectus from Emeritus Corporation’s Current Report on Form 8-K dated June 11, 2007 and filed June 12, 2007, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated June 7, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a restatement), which are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We are required to file annual, quarterly and current reports, as well as registration and proxy statements and other information, with the Commission. These documents may be read and copied at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can get further information about the Commission’s Public Reference Room by calling 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports, registration statements and other information regarding registrants like Emeritus that file electronically with the Commission. In addition, our filings with the Commission may be available through the American Stock Exchange, 86 Trinity Place, New York, New York, 10006, on which our common stock is listed.

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 (File No. 333-141801) filed by us with the Commission under the Securities Act of 1933, as amended, or the Securities Act. As permitted by the Commission, this prospectus supplement and the accompanying prospectus do not contain all the information in the registration statement filed with the Commission. For a more complete understanding of this offering, you should refer to the complete registration statement, including exhibits, on Form S-3 that may be obtained as described above. Statements contained in this prospectus supplement and the accompanying prospectus about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified

Where you can find more information

in its entirety by reference to the actual document. Without limiting the foregoing, the unaudited pro forma consolidated financial statements included in this prospectus supplement expressly intend to supersede the unaudited pro forma consolidated financial statements included in our current report on Form 8-K filed on June 12, 2007.

Information incorporated by reference

The Commission allows us to “incorporate by reference” the information we file with it into this prospectus supplement, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and the information that we file later with the Commission will automatically update and, where applicable, supersede this information. We incorporate by reference the documents listed below and any additional documents filed by us with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on or after the date of this prospectus supplement (other than information “furnished” under any current report or otherwise “furnished” to the Commission), until this offering is terminated:

(a)	our annual report on Form 10-K for the year ended December 31, 2006, filed on March 16, 2007, which contains audited financial statements for the most recent fiscal year for which audited financial statements have been filed, and our amendment to such Form 10-K, filed on April 30, 2007;

(b)	our quarterly report on Form 10-Q for the three months ended March 31, 2007, filed on May 10, 2007;

(c)	our current reports on Form 8-K, filed on (i) February 6, 2007, (ii) February 28, 2007, (iii) March 6, 2007, (iv) March 12, 2007, (v) March 13, 2007, (vi) March 15, 2007, (vii) March 21, 2007, (viii) March 30, 2007, (ix) April 2, 2007, (x) April 19, 2007, (xi) May 2, 2007, (xii) June 1, 2007, (xiii) June 12, 2007, (xiv) June 14, 2007 and (xv) June 20, 2007; and

(d)	the description of our common stock contained in our registration statement on Form 8-A, filed on October 17, 1995 under Section 12(b) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

You can obtain any of the documents incorporated by reference through us, the Commission or the Commission’s website as described below. Any person, including any beneficial owner, to whom this prospectus is delivered, may obtain documents incorporated by reference in, but not delivered with, this prospectus by requesting them orally or in writing at the following address:

Emeritus Corporation
Attn: Vice President, Finance
3131 Elliott Avenue, Suite 500
Seattle, Washington 98121
(206) 298-2909

Documents incorporated by reference are available from us without charge, excluding exhibits to those documents unless we have specifically incorporated by reference such exhibits into those documents.

Emeritus Corporation

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Emeritus Corporation

We have audited the consolidated balance sheets of Emeritus Corporation and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emeritus Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2007, expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

As discussed in Note 1, Description of Business and Summary of Significant Accounting Policies, Stock-Based Compensation, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment.

/s/ KPMG LLP

Seattle, Washington
March 16, 2007

Emeritus Corporation
Consolidated balance sheets
(In thousands, except share data)

	December 31,	December 31,
	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$14,049	$56,413
Short-term investments	1,883	1,885
Trade accounts receivable, net of allowance of $348 and $744	5,115	4,604
Other receivables	3,488	2,297
Tax and maintenance escrows	7,067	6,579
Prepaid workers’ compensation	11,112	7,542
Other prepaid expenses	8,457	6,791

Total current assets	51,171	86,111
Long-term investments	7,504	2,375
Property and equipment, net of accumulated depreciation of $151,919 and $109,035	600,693	619,146
Property held for development	599	402
Note receivable	—	1,334
Restricted deposits	12,601	9,660
Lease and contract acquisition costs, net of amortization of $14,515 and $10,487	25,762	27,167
Other assets, net	4,730	1,575

Total assets	$703,060	$747,770

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Current portion of long-term debt	$2,863	$2,825
Current portion of capital lease and financing obligations	22,254	19,028
Current portion of convertible debentures	—	5,375
Trade accounts payable	6,718	7,070
Accrued employee compensation and benefits	21,012	19,809
Accrued interest	1,407	2,355
Accrued real estate taxes	6,225	6,478
Accrued professional and general liability	10,761	27,994
Accrued income taxes	233	4,649
Other accrued expenses	6,469	4,843
Deferred revenue	8,951	8,143
Unearned rental income	6,155	6,350

Total current liabilities	93,048	114,919
Long-term debt, less current portion	83,597	77,650
Capital lease and financing obligations, less current portion	585,912	607,677
Convertible debentures, less current portion	26,575	26,625
Deferred gain on sale of communities	23,795	26,009
Deferred rent	6,389	5,496
Other long-term liabilities	2,776	2,467

Total liabilities	822,092	860,843

Commitments and contingencies	—	—
Shareholders’ Deficit:
Preferred stock, $.0001 par value. Authorized 5,000,000 shares, none issued	—	—
Common stock, $.0001 par value. Authorized 40,000,000 shares; issued and outstanding 18,165,986 and 16,486,944 shares at December 31, 2006, and December 31, 2005, respectively	2	2
Additional paid-in capital	87,980	79,321
Accumulated deficit	(207,014)	(192,396)

Total shareholders’ deficit	(119,032)	(113,073)

Total liabilities and shareholders’ deficit	$703,060	$747,770

See accompanying notes to consolidated financial statements.

Emeritus Corporation
Consolidated statements of operations
(In thousands, except per share data)

	Year ended December 31,
	2006	2005	2004

Revenues:
Community revenue	$413,564	$378,906	$305,827
Other service fees	6,414	6,845	6,361
Management fees	1,887	1,981	4,678

Total operating revenues	421,865	387,732	316,866

Expenses:
Community operations (exclusive of depreciation and amortization and facility lease expense shown separately below)	272,812	257,078	200,725
Texas lawsuit accrual (settlement)	(12,207)	—	18,680
General and administrative	38,078	30,843	26,274
Depreciation and amortization	50,478	46,277	32,492
Facility lease expense	44,545	41,465	38,390

Total operating expenses	393,706	375,663	316,561

Operating income from continuing operations	28,159	12,069	305

Other income (expense):
Interest income	2,893	1,507	595
Interest expense	(49,252)	(50,144)	(42,198)
Gain on sale of investment in Alterra Healthcare Corporation	—	55,441	—
Equity earnings (losses) in unconsolidated joint ventures	(993)	2,188	(775)
Other, net	1,581	2,796	2,348

Net other income (expense)	(45,771)	11,788	(40,030)

Income (loss) from continuing operations before income taxes	(17,612)	23,857	(39,725)
Benefit of (provision for) income taxes	3,044	(9,358)	(1,188)

Income (loss) from continuing operations	(14,568)	14,499	(40,913)
Income (loss) from discontinued operations, net of tax benefit	(50)	(2,197)	373

Net income (loss)	(14,618)	12,302	(40,540)
Preferred stock dividends	—	(599)	(3,737)

Net income (loss) to common shareholders	$(14,618)	$11,703	$(44,277)

Basic income (loss) per common share:
Continuing operations	$(0.82)	$1.02	$(4.21)
Discontinued operations	—	(0.16)	0.04

	$(0.82)	$0.86	$(4.17)

Diluted income (loss) per common share:
Continuing operations	$(0.82)	$0.81	$(4.21)
Discontinued operations	—	(0.12)	0.04

	$(0.82)	$0.69	$(4.17)

Weighted average common shares outstanding:
Basic	17,774	13,625	10,623

Diluted	17,774	18,305	10,623

See accompanying notes to consolidated financial statements.

Emeritus Corporation
Consolidated statements of cash flows
(In thousands)

	Year ended December 31,
	2006	2005	2004

Cash flows from operating activities:
Net income (loss)	$(14,618)	$12,302	$(40,540)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	50,478	46,277	32,492
Amortization of deferred gain	(2,214)	(2,215)	(2,177)
Gain on refinancings and sale of properties, net	—	(1,364)	(952)
Impairment losses	829	4,262	447
Gain on sale of investment securities	—	(55,441)	—
Write down of loan fees and amortization	251	406	2,421
Allowance for doubtful receivables	1,045	577	996
Equity investment losses (gains)	993	(2,188)	775
Stock option compensation	2,780	—	—
Other	142	634	529
Changes in operating assets and liabilities, net of acquisitions:
Trade accounts receivable	(1,556)	(1,127)	(1,821)
Other receivables	(707)	(97)	2,208
Prepaid workers’ compensation	(3,570)	(3,193)	(3,192)
Other prepaid expenses	(2,154)	1,206	(1,942)
Short-term investments and other assets	171	—	—
Trade accounts payable	(352)	(1,987)	1,642
Accrued employee compensation and benefits	1,203	2,881	3,227
Accrued interest	(948)	808	(186)
Accrued real estate taxes	(253)	1,711	331
Accrued income taxes	(4,416)	4,540	109
Other accrued expenses	1,515	730	1,212
Deferred revenue	808	1,627	461
Other current liabilities	(17,249)	865	25,690
Security deposits and other long-term liabilities	309	34	(122)
Tax refund receivable	(3,186)	—	—
Deferred rent	893	925	538

Net cash provided by operating activities	10,194	12,173	22,146

Cash flows from investing activities:
Acquisition of property and equipment	(23,664)	(9,341)	(4,491)
Acquisition of assets in lease transactions	—	(445)	(1,136)
Sale of property and equipment	—	647	11,420
Construction expenditures—leased properties	(3,795)	(1,897)	(978)
Management and lease acquisition costs	(2,800)	(2,171)	(8,830)
Advances to affiliates and other managed communities	(607)	(207)	(1,541)
Proceeds from sale of Alterra investment	—	62,346	—
Distributions from (investment in) affiliates	(6,864)	1,978	(535)
Collection of notes receivable	1,334	—	2,657

Net cash provided by (used in) investing activities	(36,396)	50,910	(3,434)

Cash flows from financing activities:
Proceeds from sale of stock	4,663	1,188	1,459
Increase in restricted deposits	(2,941)	(2,018)	(336)
Debt issue and other financing costs	(282)	(731)	(153)
Proceeds from long-term borrowings and financing obligations	8,861	32,226	26,620
Repayment of debentures	(5,375)	—	—
Repayment of long-term borrowings	(3,219)	(23,213)	(33,154)
Repayment of capital lease and financing obligations	(19,035)	(16,087)	(8,768)
Tax benefit of stock compensation	1,166	1,989	—
Payment of preferred dividend	—	(10,772)	—

Net cash used in financing activities	(16,162)	(17,418)	(14,332)

Net increase (decrease) in cash and cash equivalents	(42,364)	45,665	4,380
Cash and cash equivalents at the beginning of the year	56,413	10,748	6,368

Cash and cash equivalents at the end of the year	$14,049	$56,413	$10,748

See accompanying notes to consolidated financial statements

Emeritus Corporation
Consolidated statements of cash flows
(In thousands)

	Year ended December 31,
	2006	2005	2004

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$50,200	$49,337	$42,772
Cash paid during the year for taxes	$3,681	$1,683	$1,051
Non-cash financing and investing activities:
Accrued and in-kind preferred stock dividends	$—	$599	$3,737
Debt issued for acquisition of property and equipment	$343	$17,464	$—
Capital lease and financing obligations	$496	$15,765	$417,233
Conversion of convertible debentures	$50	$—	$—
Reduction in property held for sale and related deposit	$—	$7,891	$7,891
Long-term debt retirement, offset against related receivable	$—	$663	$—
Adjustment to lease acquisition costs	$179	$223	$—
Concorde capital lease early termination	$—	$2,498	$—
Decrease in deferred gain	$—	$293	$—
Adjustment to deferred gain	$—	$—	$56,566
Note receivable for sale of property	$—	$—	$1,331

See accompanying notes to consolidated financial statements.

Emeritus Corporation
Consolidated statements of shareholders’ deficit
(In thousands, except share data)

	Preferred stock		Common stock				Total
	Number of		Number of		Additional	Accumulated	shareholders’
	shares	Amount	shares	Amount	paid-in capital	deficit	deficit

Balance at December 31, 2003	34,830	$—	10,297,449	$1	$72,894	$(159,822)	$(86,927)
Issuances of shares under Employee Stock Purchase Plan, net of repurchases	—	—	—	—	243	—	243
Options exercised	—	—	514,082	—	1,215	—	1,215
Preferred stock dividends	1,412	—	—	—	1,427	(3,737)	(2,310)
Net loss for the year ended December 31, 2004	—	—	—	—	—	(40,540)	(40,540)

Balances at December 31, 2004	36,242	$—	10,811,531	$1	$75,779	$(204,099)	$(128,319)
Issuances of shares under Employee Stock Purchase Plan, net of repurchases	—	—	18,091	—	315	—	315
Options exercised	—	—	291,576	—	873	—	873
Tax benefit of options exercised	—	—	—	—	1,989	—	1,989
Preferred stock dividends	728	—	—	—	366	(599)	(233)
Shares issued (redeemed) upon conversion of preferred stock	(36,970)	—	5,365,746	1	(1)	—	—
Net income for the year ended December 31, 2005	—	—	—	—	—	12,302	12,302

Balance at December 31, 2005	—	$—	16,486,944	$2	$79,321	$(192,396)	$(113,073)
Issuances of shares under Employee Stock Purchase Plan, net of repurchases	—	—	24,177	—	412	—	412
Options and warrants exercised	—	—	1,652,593	—	4,251	—	4,251
Tax benefit of options exercised	—	—	—	—	1,166	—	1,166
Stock option compensation expense	—	—	—	—	2,780	—	2,780
Convertible debentures converted	—	—	2,272	—	50	—	50
Net loss for the year ended December 31, 2006	—	—	—	—	—	(14,618)	(14,618)

Balances at December 31, 2006	—	$—	18,165,986	$2	$87,980	$(207,014)	$(119,032)

See accompanying notes to consolidated financial statements.

Emeritus Corporation
Notes to consolidated financial statements

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business

Emeritus Corporation (Emeritus or the Company) is an assisted living and Alzheimer’s and dementia care service provider focused on operating residential style communities with operations throughout the United States. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living, with an emphasis on assisted living and personal care services. As of December 31, 2006, the Company owns 10 communities and leases 161 communities. These 171 communities comprise the communities included in the consolidated financial statements.

In addition, the Company also provides management services to independent and related-party owners of assisted living communities. At December 31, 2006 and 2005, the Company managed 32 and 14 communities, respectively. This increase was primarily due to December 2006 management arrangements for 20 communities owned by a joint venture in which the Company holds a 19% interest, partially offset by owner sales of communities, thereby terminating management services. Of the 32 communities managed, 21 are owned by joint ventures in which the Company has a financial interest. Agreements typically provide for fees of from 5% to 6% of gross revenues, although a few have fees based on occupancy that approximate 5% of gross revenues.

Summary of significant accounting policies and use of estimates

The preparation of consolidated financial statements requires Emeritus to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Emeritus evaluates its estimates, including those related to resident programs and incentives such as move-in fees, bad debts, investments, intangible assets, impairment of long-lived assets, income taxes, restructuring, long-term service contracts, contingencies, self-insured retention, insurance deductibles, health insurance, and litigation. Emeritus bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Emeritus believes the following critical accounting policies are most significant to the judgments and estimates used in the preparation of its consolidated financial statements. Revisions in such estimates are charged to income in the period in which the facts that give rise to the revision become known.

➢	The Company is self-insured for professional liability claims and accrues losses based on actuarial estimates of the total aggregate liability for claims expected to occur within the current year, plus administrative expenses. The Company makes periodic adjustments to its total liability for all open years of 2002 through 2006 if actuarial estimates suggest the liability exposure has changed. Losses are covered through a self-insurance pool agreement, which includes 11 of the 32 managed communities on a unit of capacity basis. If losses exceed the actuarial estimates, additional expense would be accrued at the time of such determination. The Company deposits funds with an administrator based in part on a fixed schedule and in part as losses are actually paid. The funds held by the administrator are recorded as a prepaid asset. The prepaid asset is reduced as claims are paid from the account. During 2005, the Company acquired general liability commercial insurance with coverage continuing throughout 2006.

➢	For health insurance, Emeritus self-insures each participant up to a certain level above which a catastrophic insurance policy covers any additional costs for certain participants. Health insurance

Notes to consolidated financial statements—(continued)

expense is accrued based upon historical experience of the aggregate liability for claims incurred. If these estimates are insufficient, additional charges may be required.

➢	Workers’ compensation insurance coverage applies for specific insurable states (excluding Texas, New York (for part of 2005), Washington, Ohio, and West Virginia) through a high deductible, collateralized insurance policy. The policy premium is based upon standard rates applied to estimated annual payroll. The Company contracts with an independent third-party administrator to administer the claims; and claim expenses are paid from the collateral account. The sum of premiums and related costs, estimated administration costs, and actuarial based estimated losses is accrued on a monthly basis based on actual payroll. The cash collateral paid under the plan is carried as a prepaid asset on the balance sheet and is reduced as claims are paid from the account by the administrator. At policy expiration each year, an insurer audit is conducted to adjust premiums based on actual, rather than estimated, annual payroll. The insurer also audits the total incurred claim amount at least annually and may adjust the applicable policy year collateral requirement. If there is a reasonable expectation that the total incurred losses will be less than the posted collateral, then the excess cash collateral will be returned to the Company. For part of 2005, the Company insured occupational injuries and illness in New York through participation in a self-insured group pool on a guaranteed cost insurance policy basis, with the premium payable monthly. The insurer group contracts with an independent third-party administrator on behalf of its members to manage the claims, and claim expenses are paid by the insurer. During 2005, New York was added to the collateralized insurance policy. For work-related injuries in Texas, the Company provides work-related injury benefits through a qualified state-sponsored plan. Claim expenses are paid as incurred and estimated losses are accrued on a monthly basis based on actual payroll. An insurance policy is in place to cover liability losses in excess of a deductible amount. The cost of this insurance is accrued monthly. The Company contracts with an independent third-party administrator to manage the claims. The Company also contracts with an independent third-party to certify the actuarial estimates of ultimate losses for workers’ compensation under the collateralized policy. Claims and expenses incurred under the collateralized policy are shared among the participants through a self-insurance pooling agreement which includes the managed communities, unless such communities are located in the specific states mentioned above. Costs are allocated to each participant based on annual payroll.

➢	As of January 2006, Emeritus accounts for stock option awards to employees using a modified prospective application, as permitted under SFAS No. 123R a revision of SFAS No. 123, as amended, Accounting for Stock-Based Compensation (SFAS No. 123). SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for, generally, all share-based payment transactions with employees. The fair value-based method requires the Company to make assumptions to determine expected risk-free interest rates, stock price volatility, dividend yield, and weighted-average option life. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Before the adoption of SFAS No. 123R, the Company applied APB Opinion No. 25, Accounting for Stock Issued to Employees, to account for stock-based awards. Under this method, no compensation expense was recorded provided the exercise price was equal to or greater than the quoted market price of the stock at the grant date.

➢	Emeritus maintains allowances for doubtful accounts for estimated losses resulting from the inability of its residents to make required payments. If the financial condition of Emeritus’s residents were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Notes to consolidated financial statements—(continued)

➢	Emeritus records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized, which as of December 31, 2006, is zero. Emeritus has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. However, in the event Emeritus were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase net income in the period such determination was made. Primarily due to the gain on sale of investment in Alterra Healthcare Corporation (Alterra), the Company has utilized most of its available tax loss and tax credit carryforwards in 2005.

➢	Emeritus accounts for impairment of long-lived assets, which include property and equipment, long-term investments, and intangible assets, in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 142, Goodwill and Other Intangible Assets, as applicable. An impairment review is performed quarterly or whenever a change in condition occurs, which indicates that the carrying amounts of assets may not be recoverable. Such changes include changes in our business strategies and plans, changes in the quality or structure of the Company’s relationships with its partners and deteriorating operating performance of individual communities. The Company uses a variety of factors to assess the realizable value of assets depending on their nature and use. Such assessments are primarily based upon the sum of expected future undiscounted net cash flows over the expected period the asset will be utilized, as well as market values and conditions. The computation of expected future undiscounted net cash flows can be complex and involves a number of subjective assumptions. Any changes in these factors or assumptions could impact the assessed value of an asset and result in an impairment charge equal to the amount by which its carrying value exceeds its actual or estimated fair value.

➢	Emeritus accounts for leases as operating, capital, or financing leases depending on the underlying terms. The determination of the classification of leases is complex and in certain situations requires a significant level of judgment. Leases are generally accounted for as operating leases to the extent the underlying lease does not: (i) transfer ownership by the end of the lease term, (ii) contain a bargain purchase option, (iii) include a lease term equal to or greater than 75% of the economic life of the leased property or (iv) include minimum lease payments for which the present value equals or exceeds 90% of the fair value of the underlying leased property. Those leases that meet one of the criteria described above are accounted for as capital leases. For properties under capital lease arrangements, an asset is established on the balance sheet based on the present value of the rent payments, including base rent, fixed annual increases and any other fixed rent obligations payable over the lease term, which amount may not exceed the fair value of the underlying leased property, and a corresponding long-term liability is recorded. Lease payments are allocated between principal and interest on the lease obligation and the capital lease asset is depreciated over the term of the lease. Typically, capital lease treatment results in greater depreciation and interest than actual lease payments paid in the early years of the leases and less depreciation and interest than actual rent paid in the later years of the leases. Properties that are sold and leased-back and for which the Company has continuing involvement are accounted for as financing arrangements, in which the property remains on the balance sheet and a financing obligation is recorded generally equal to the purchase price of the properties sold. The impact on the statement of operations is similar to a capital lease. Properties under operating leases are not included on the balance sheet and are reflected in the statement of operations as facility lease expense for actual rent paid. In instances where there are rent holidays or rent escalator provisions with fixed or determinable increases, the operating leases are accounted for as the total rent during the term of the lease, including both base rent and fixed annual increases, on a straight-line basis over the lease term. This accounting treatment generally results in greater facility lease expense than the actual rent paid in the earlier years of the respective leases and less facility lease expense than the actual rent paid in the later years of the lease.

Notes to consolidated financial statements—(continued)

➢	The Company’s accounting policy regarding contingent liabilities is to recognize obligations if they are probable and estimable in accordance with SFAS 5, Accounting for Contingencies, based on management’s best estimate of the ultimate outcome. If a legal judgment is rendered against the Company or a settlement offer is tendered, then the Company accrues the full amount of the judgment or the settlement offer.

➢	The Company’s long-term investments consist of investments in joint ventures with equity interests ranging from 19.0% to 28.5%. The Company accounts for these investments under the equity method of accounting. In determining the accounting treatment for these investments, the Company considers various factors such as its ownership interest, its ability to influence decisions, its participating rights, and whether the joint venture is a variable interest entity, and if so, if the Company is the primary beneficiary. The Company reviews the recoverability of its investments at least quarterly, or whenever a change in condition occurs which indicates that the carrying amount of the asset may be impaired.

Basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. In addition, the accounts of limited liability companies and partnerships are consolidated where the Company maintains effective control over such entities’ assets and operations, notwithstanding a lack of technical majority ownership. The Company’s management contracts and joint venture participations do not result in control and those entities are not consolidated. All significant inter-company balances and transactions are eliminated in consolidation.

Revenue recognition

Operating revenue consists of resident rental and services revenue (collectively “community revenue”), other service fees, and management services revenue. Resident units are rented on a month-to-month basis and rent is recognized in the month the unit is occupied. Service fees paid by residents for assisted living and other related services are recognized in the period services are rendered. Management fees are comprised of revenue from management contracts and are recognized in the month in which services are performed in accordance with the terms of the management contract.

The Company charges nonrefundable move-in fees at the time the resident occupies the unit. Revenue for these fees is deferred and recognized over the average period of resident occupancy, estimated at an average of 15 months, starting in July 2005 and continuing through the year ended December 31, 2006. Prior to July 2005, the deferral and recognition period was an average of 16 months.

Cash and cash equivalents

Cash and cash equivalents consist primarily of money market investments, commercial paper, triple-A rated government agency notes, and certificates of deposit with a maturity date at purchase of 90 days or less.

Property and equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements, 12 to 40 years; furniture, equipment, and vehicles, three to seven years; capital lease assets and leasehold improvements, over the shorter of the useful life or the lease term.

Notes to consolidated financial statements—(continued)

Investments

Short-term investment securities with a readily-determinable fair value are classified as trading and are recorded at fair value. They represent funds for the non-qualified deferred compensation plan.

Long-term investments consist of investments in three joint ventures in which the Company has financial interests ranging from 19% to 28.5%. These investments are accounted for under the equity method of accounting. Our 19% investment in a limited liability company that is structured similar to a partnership is accounted for under the equity method.

Intangible assets

Intangible assets, which are comprised of lease and contract acquisition costs and deferred financing costs, are amortized on either the effective interest method or the straight-line method, as appropriate, over the term of the related debt, contract, or lease agreement. The amortization period ranges from 15 months for resident contract acquisition costs to 15 years for lease acquisition costs.

Income taxes

Deferred income taxes are based on the estimated future tax effects of loss carryforwards and temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those carryforwards and temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

Deferred gain on sales of communities

Deferred gains on sale of communities consist of gains on sale-leaseback transactions. Deferred gains on sale-leaseback transactions are amortized using the straight-line method over the terms of the associated leases where the Company has no continuing financial involvement in communities that it has sold and leased back. Sale-leaseback transactions where the Company has continuing involvement, other than normal leasing activities, are not accounted for as sales until such involvement terminates.

Leases and debt with escalator clauses

Leases and debt that contain fixed payment escalators or rent holiday provisions are accounted for on a straight-line basis as if the lease payments or interest rates were fixed over the life of the lease or debt. In addition, certain leases contain payment escalators based on the increase in the Consumer Price Index (CPI) or LIBOR rates not to exceed certain fixed rates. To the extent there is a high level of certainty that the fixed rate increase under the lease will be met, lease payments are accounted for on a straight-line basis using the fixed rate. If the change in CPI is less than the fixed rate, the difference is accounted for at the time the contingency is resolved. Deferred rent primarily represents the effects of straight-lining leases that contain fixed payment escalators.

Community operations

Community operations expenses represent direct costs incurred to operate the communities and include costs such as resident activities, marketing, housekeeping, food service, payroll and benefits, facility maintenance, utilities, taxes, and licenses.

Notes to consolidated financial statements—(continued)

Stock-based compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R). SFAS No. 123R is a revision of SFAS No. 123, as amended, Accounting for Stock-Based Compensation (SFAS No. 123), and supersedes Accounting Principals Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees (APB No. 25). SFAS No. 123R eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS 123, which resulted in no compensation expense being recorded in the financial statements related to the issuance of stock options or shares issued under the Company’s Employee Stock Purchase Plan (ESP Plan). SFAS No. 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for, generally, all share-based payment transactions with employees.

In January 2006, the Company adopted SFAS No. 123R using a modified prospective application. Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense, based on fair value, for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Before the adoption of SFAS No. 123R, the Company applied APB Opinion No. 25 to account for stock-based awards. Under APB Opinion No. 25, the Company was not required to recognize compensation expense for the cost of stock options or shares issued under the Company’s ESP Plan.

The Company recorded stock-based compensation expense based on the fair value of stock options and shares issued under the ESP Plan of approximately $2.8 million for the year ended December 31, 2006. For the years ended December 31, 2005 and 2004, the Company disclosed pro forma net loss and net loss per share as if compensation cost had been determined consistent with SFAS No. 123.

Notes to consolidated financial statements—(continued)

The following table details the effect on net income (loss) and net income (loss) per share had stock-based compensation expense been recorded in the years ended December 31, 2006, 2005, and 2004, under SFAS No. 123R. The pro forma net loss and loss per share for the year ended December 31, 2006, are the same since stock-based compensation is calculated in 2006 under the provisions of SFAS No. 123R.

	Year ended December 31,
	2006	2005	2004

	(in thousands, except per share data)

Net income (loss) to common shareholders:
As reported	$(14,618)	$11,703	$(44,277)
Add: Stock-based employee compensation expense included in reported net income (loss)	2,780	—	—
Deduct: Stock-based employee compensation, net of tax, determined under fair value based method for all awards	(2,780)	(835)	(1,028)

Pro forma	$(14,618)	$10,868	$(45,305)

Net income (loss) per common share:
As reported—Basic	$(0.82)	$0.86	$(4.17)

Pro forma—Basic	$(0.82)	$0.80	$(4.26)

As reported—Diluted	$(0.82)	$0.69	$(4.17)

Pro forma—Diluted	$(0.82)	$0.65	$(4.26)

In 2006, the adoption of SFAS No. 123R caused basic and diluted loss per share to increase by $0.16 per share.

Stock-based compensation is recognized over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional services (the “vesting period”). The Company’s stock incentive plans and the non-employee directors’ incentive plan provide that awards generally vest over a one to three year period. Any unexercised options expire between seven and ten years. The fair value of each grant is estimated as a single award and amortized on a straight—line basis into compensation expense over its vesting period. During 2006, the Company granted options to purchase 479,500 shares of common stock from the 2006 equity incentive plan and 45,000 shares were granted to non-employee directors from the Amended and Restated Option Plan for Non Employee Directors.

Notes to consolidated financial statements—(continued)

The following table summarizes the Company’s stock option activity for the year ended December 31,:

	2006			2005			2004
		Weighted-	Aggregate		Weighted-	Aggregate		Weighted-	Aggregate
		average	intrinsic		average	intrinsic		average	intrinsic
		exercise	value		exercise	value		exercise	value
	Shares	price	($000)	Shares	price	($000)	Shares	price	($000)

Outstanding at beginning of year	1,349,715	$3.81	$—	1,559,288	$3.06	$—	2,142,943	$2.86	$—
Granted	524,500	18.81	—	97,500	13.35	—	45,000	6.42	—
Exercised	(353,827)	3.42	—	(291,576)	2.99	—	(514,082)	2.37	—
Canceled	(10,199)	6.77	—	(15,497)	3.45	—	(114,573)	3.79	—

Outstanding at December 31	1,510,189	9.09	23,629	1,349,715	3.81	23,134	1,559,288	3.06	15,347
Options exercisable at December 31	1,147,546	5.99	21,644	1,166,074	3.50	20,351	1,061,782	2.70	12,632
Weighted-average fair value of options granted during second quarter 2006	—	11.67	—	—	—	—	—	—	—
Weighted-average fair value of options granted during third quarter 2006	—	10.17	—	—	—	—	—	—	—

The total intrinsic value for stock options exercised was $6.5 million and $4.1 million for the years ended December 31, 2006 and 2005, respectively. As of December 31, 2006, there was $2.5 million of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan. That expense is expected to be recognized over a weighted average period of two years.

The amount of cash received from the exercise of stock options was $1.2 million and $873,000 for the years ended December 31, 2006 and 2005, respectively.

The Company estimates the fair value of its options using the Black-Scholes option value model. Option valuation models require the input of various assumptions, including the expected stock price volatility, risk-free interest rate, dividend yield, and forfeiture rate. The fair value of the stock options granted was estimated using a risk free rate that is the five year U.S. Treasury yield in effect at the time of grant. The expected life of the stock options granted (five years) was estimated using the historical exercise behavior of option holders. Expected volatility was based on historical volatility for a period equal to the stock option’s expected life, ending on the date of grant. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. The forfeiture rate, which was estimated at 10 percent of the options awarded, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. The Company’s options have characteristics significantly different from those of traded options and changes in the various input assumptions can materially affect the fair value estimates. The fair value of options granted for the

Notes to consolidated financial statements—(continued)

three years ended December 31, 2006, 2005, and 2004, were estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
	2006	2005	2004

Expected life from grant date (in years)	5	4	4
Risk-free interest rate	5.02% – 5.03%	3.74% – 3.96%	3.04% – 3.58%
Volatility	58.0% – 59.4%	64.0% – 74.6%	88.4% – 90.8%
Dividend yield	—	—	—
Weighted average fair value (per share)	$10.30	$7.38	$4.24

The Company offers eligible employees the option to purchase common stock of the Company under the ESP Plan at a 15% discount from the lower of the market price on the first trading date at the beginning of the current calendar quarter, or the last trading date of the current quarter. The Company issued 24,177 shares of Common Stock under the ESP Plan during the twelve months ended December 31, 2006. The purchase price of the shares ranged from $15.94 to $18.36 over the year, which equals 85% of the market price on the first or the last trading day of each quarter, whichever is less.

The following table shows the assumptions used in calculating the compensation expense for the ESP Plan shares issued during each year, which incorporates the 15% discount and an estimated value of the ability to select the lower of the stock price over a three month period at the beginning or end of the respective quarter:

	Year ended December 31,
	2006	2005	2004

Expected life from grant date (in months)	3	3	3
Risk-free interest rate	3.91% – 4.91%	2.23% – 3.44%	0.87% – 1.71%
Volatility	13.5% – 16.5%	12.8% – 23.2%	20.0% – 26.0%
Dividend yield	—	—	—

Income (loss) per share

The capital structure of Emeritus includes convertible debentures, common stock warrants, and stock options, and prior to 2005, included non-redeemable convertible preferred stock. Basic net income (loss) per share is computed based on weighted average shares outstanding and excludes any potential dilution. Diluted net income (loss) per share is computed based on the weighted average number of shares outstanding plus dilutive potential common shares. Options and warrants are included under the “treasury stock method” to the extent they are dilutive. Certain shares issuable upon the exercise of stock options and warrants and conversion of convertible debentures and preferred stock have been excluded from the computation because the effect of their inclusion would be anti-dilutive. The

Notes to consolidated financial statements—(continued)

following table summarizes those that are excluded in each period because they are anti-dilutive (in thousands):

	Year ended December 31,
	2006	2005	2004

Convertible Debentures(1)	1,208	1,455	1,455
Options	1,510	—	1,559
Warrants—Senior Housing Partners I, L.P.(2)	—	—	500
Warrants—Saratoga Partners(3)	—	—	1,000
Series B Convertible Preferred(4)	—	—	5,019

	2,718	1,455	9,533

(1)	Approximately $5.4 million principal amount paid at maturity on January 3, 2006.

(2)	Exercised in February and March 2006.

(3)	Exercised in March 2006.

(4)	Converted to common shares in June 2005.

Dilutive potential common shares and adjustments to net income (loss) to common shareholders arising under the assumed conversion into common stock of the convertible debentures and Series B Convertible Preferred Stock (Series B Stock) are included under the “if-converted method.”

The following table summarizes the computation of basic and diluted net income (loss) per common share amounts presented in the accompanying consolidated statements of operations (in thousands, except per share data):

	Year ended December 31,
	2006	2005	2004

Basic:
Numerator for basic net income (loss) per share:
Net income (loss) to common shareholders	$(14,618)	$11,703	$(44,277)

Denominator for basic net income (loss) per share:
Weighted average number of common shares outstanding	17,774	13,625	10,623

Basic net income (loss) per share	$(0.82)	$0.86	$(4.17)

Diluted:
Numerator for diluted net income (loss) per share:
Net income (loss) to common shareholders	$(14,618)	$11,703	$(44,277)
Assumed conversion of Series B Stock	—	957	—

	$(14,618)	$12,660	$(44,277)

Denominator for diluted net income (loss) per share:
Weighted average number of common shares outstanding	17,774	13,625	10,623
Assumed conversion of Series B Stock	—	2,683	—
Assumed exercise of options and warrants	—	1,997	—

	17,774	18,305	10,623

Diluted net income (loss) per share	$(0.82)	$0.69	$(4.17)

Notes to consolidated financial statements—(continued)

Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders’ equity, which under accounting principles generally accepted in the United States, are excluded from results of operations. Comprehensive income (loss) is the same as net income (loss) to common shareholders for the years ended December 31, 2006, 2005, and 2004.

Recent accounting pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an Interpretation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Interpretation requires that the Company recognize in the financial statements the impact of a tax position only if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. Emeritus has determined that the adoption of this statement does not have a material impact on its financial condition, results of operations and cash flows.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), which provides interpretive guidance on how the effects of prior year misstatements should be considered in quantifying current year financial statement misstatements. The interpretations in SAB 108, which expresses the SEC’s staff views, were issued to address the diversity in the practice of quantifying financial statement misstatements and the potential under current practice for a build up of improper amounts on the balance sheet. The SEC staff indicated that companies should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in material misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006, and the Company adopted SAB 108 in the fourth quarter of 2006. The adoption of SAB 108 did not have an impact on the Company’s consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current period presentation.

(2) LONG-TERM INVESTMENTS

The following table shows the long-term investment carrying amount at the end of each year as follows:

	December 31,
	2006	2005

Investment in Blackstone JV	$6,058	$—
Investment in Senior Med	1,446	1,779
Investment in Cooper George	—	596

	$7,504	$2,375

Notes to consolidated financial statements—(continued)

2006 Blackstone Joint Venture

The Company holds a 19.0% interest in a joint venture (Blackstone JV) with Blackstone Real Property Group (Blackstone) that acquired 21 of a portfolio of 25 properties in December 2006. Blackstone JV expects to acquire the four additional properties in the first half of 2007 after licensing and lender approvals are obtained. The portfolio consisted of 24 assisted living and dementia care communities and one skilled nursing facility and includes 1,990 units.

The total initial capital commitment of the Blackstone JV partners is expected to be approximately $37.3 million. The Company’s expected initial contribution is $7.1 million, of which $6.2 million was paid in 2006.

The Company is the administrative member responsible for day-to-day operations. Blackstone holds the remaining 81.0% interest in Blackstone JV and has final authority with respect to all major decisions of the joint venture, including final approval of operating and capital budgets. The Company is prohibited from selling its Blackstone JV interest without Blackstone’s consent. Pursuant to a management agreement with Blackstone JV, the Company manages 20 of the properties for a fee equal to 5.0% of gross revenues collected.

The Company accounts for its investment in Blackstone JV under the equity method of accounting and, after elimination of its related ownership interests, it recorded equity losses of approximately $104,000 and management fee income of approximately $166,000 for the month and year ended December 31, 2006.

Unaudited summarized financial information of Blackstone JV as of December 31, 2006, is as follows:

December 31,
2006

Balance Sheet:
Current assets	$6,787
Property and equipment, net	161,898
Contract acquisition costs, net	4,871
Other assets, net	2,566

Total assets	$176,122

Current liabilities	$4,079
Long-term debt	140,158
Members’ equity	31,885

Total liabilities and members’ equity	$176,122

Blackstone JV had no significant operations in 2006.

Senior Med transaction

In 2000, the Company purchased a 30% interest in Senior Healthcare Partners LLC for approximately $2.2 million. Senior Healthcare provides pharmacy services to senior housing resident under the trade name “Senior Med.” Through the subsequent issuance of a 5.0% equity share to a key Senior Healthcare employee, the Company’s equity interest was reduced to 28.5%.

In September 2005, Senior Healthcare sold two-thirds of its business to Walgreen Company for cash and assumption of liabilities. Under the agreement Walgreen has an option to purchase the remaining one-third of the business at a fixed price through May 2007 and, thereafter, beginning in September

Notes to consolidated financial statements—(continued)

2008, Senior Healthcare has a put and Walgreen has a call at a price based on a multiple of revenue, as defined in the agreement. The agreement also includes a non-competition agreement, which prevents the Company from providing pharmacy services to the assisted living industry in the U.S. for 18 months after it ceases to hold any interest in the business of Senior Healthcare. As a result of the transaction, the Company continues to hold a 9.5% indirect interest in the Senior Med business. The Company accounts for its interest in Senior Healthcare using the equity method of accounting.

In 2006, the Company made $380,000 in additional contributions and recognized equity losses of $713,000. In 2005, the Company received cash distributions of $2.3 million and recognized equity earnings of $2.4 million from the Walgreen transaction. In 2004, the Company recognized equity earnings of $132,000.

Alterra transactions

In October 2003, the Company formed a joint venture with Fortress Investment Group LLC, a New York based private equity fund, and NW Select LLC, an entity controlled by Daniel R. Baty, the Company’s Chairman of the Board and Chief Executive Officer, with interests of 25%, 50% and 25%, respectively. The Company’s investment in the joint venture was $7.7 million. The purpose of the joint venture was to acquire Alterra Healthcare Corporation, a national assisted living company headquartered in Milwaukee, Wisconsin. The Company’s interest in the joint venture, which initially was a limited liability company, was accounted for on the equity method and the Company recognized a loss of $794,000 in the first quarter of 2004 as its portion of Alterra’s net losses. Beginning February 1, 2004, the joint venture converted to a corporation and the Company’s interest was thereafter accounted for as an investment on the cost basis.

In June 2005, the Company sold 50% of its interests in the joint venture to Fortress for $25 million. In November 2005, the Company sold its remaining interest in the joint venture through a public offering of common stock of Brookdale Senior Living, Inc., which had acquired the joint venture. As a result of these transactions, the Company received approximately $62.3 million in net proceeds and recognized gains of approximately $55.4 million in 2005. The Company has no further interest in Brookdale.

(3) PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31 (in thousands):

	2006	2005

Land and improvements	$17,204	$13,911
Buildings and improvements	677,547	669,513
Furniture and equipment	23,922	21,586
Vehicles	6,972	7,041
Leasehold improvements	21,098	13,692

	746,743	725,743
Less accumulated depreciation and amortization	151,919	109,035

	594,824	616,708
Construction in progress	5,869	2,438

	$600,693	$619,146

Notes to consolidated financial statements—(continued)

Property and equipment under capital leases and financing obligations included in the above schedule consist of the following at December 31 (In thousands):

					Net of accumulated
	Cost		Accumulated depreciation		depreciation
	2006	2005	2006	2005	2006	2005

Land and improvements	$7,548	$7,548	$(33)	$(28)	$7,515	$7,520
Buildings and improvements	625,514	625,018	(118,657)	(79,958)	506,857	545,060
Furniture and equipment	7,064	6,736	(6,483)	(6,126)	581	610
Vehicles	426	1,312	(176)	(680)	250	632
Leasehold improvements	219	218	(36)	(21)	183	197

	$640,771	$640,832	$(125,385)	$(86,813)	$515,386	$554,019

Depreciation and amortization for capital and financing leases was approximately $39.6 million, $39.3 million, and $25.1 million, for 2006, 2005, and 2004, respectively.

(4) RESTRICTED DEPOSITS

Restricted deposits consist of funds required by various landlords and lenders to be placed on deposit as security for the Company’s performance under the lease or debt agreements and will generally be held until the lease termination or debt maturity date, or in some instances, may be released to the Company when the communities meet certain debt coverage and/or cash flow coverage ratios.

(5) LONG-TERM DEBT

Long-term debt consists of the following at December 31 (In thousands):

	2006	2005

Notes payable, interest at rates from 3.0% to 12.0%, payable in monthly installments, due through March 2013	9,711	10,819
Notes payable, principal and interest at 6.98%, payable in monthly installments, due August 2008	20,866	21,500
Note payable, interest only at 10%, payable in monthly installments, unpaid principal and interest due March 2008	21,426	21,426
Note payable, interest only at 10%, payable in monthly installments, unpaid principal and interest due June 2008	10,800	10,800
Notes payable, principal and interest at 6.95%, payable in monthly installments, due November 2012	15,700	15,930
Notes payable, principal and interest at 7.23%, payable in monthly installments, due June 2013	7,957	—

Subtotal	86,460	80,475
Less current portion	2,863	2,825

Long-term debt, less current portion	$83,597	$77,650

Substantially all long-term debt is secured by the Company’s property and equipment.

The Company has several miscellaneous notes payable with a total outstanding balance of approximately $9.7 million at December 31, 2006. Approximately $3.5 million of the balance

Notes to consolidated financial statements—(continued)

represents unsecured non-interest bearing loans related to resident housing deposits that are refunded upon vacating the premises. The remaining balance of $6.2 million includes vehicle and equipment loans of approximately $2.3 million, a mortgage on an owned property of $3.3 million and an unsecured note of $600,000. The loans accrue interest at rates ranging from 3% to 12.0%, with a weighted average interest rate of approximately 10.6%. The notes mature on dates through March 2013, and are generally secured by the assets subject to the loan. Principal payment requirements for these notes approximate $1.8 million, $1.9 million, $1.5 million, $1.1 million and $2.8 million over the next five years, with the final $600,000 due in March 2013. Subsequent to December 31, 2006, the $600,000 note was retired in conjunction with the acquisition of the HRT communities discussed under Note (18)“Subsequent Events” of “Notes to Consolidated Financial Statements.”

On December 31, 2003, the Company acquired five assisted living communities for the assumption of $22.6 million of mortgage debt. The debt bears interest at 6.98% per annum, provides for monthly payments of principal and interest of $178,000 and matures in August 2008. At December 31, 2006, the outstanding principal balance is approximately $20.9 million. The debt is secured by the real estate and all other tangible and intangible assets used in the operation of the five assisted living communities. The loan agreement contains certain financial covenants requiring the maintenance of debt service coverage and a minimum occupancy rate in the aggregate for the five communities. In addition, the agreement requires minimum annual capital expenditures to maintain the properties.

In March 2005, the Company completed a debt restructuring of approximately $21.4 million of debt that extended the maturity from June 2007 to March 2008, and reduced the interest rate from approximately 12.6% to 10% per annum. The loan requires monthly interest only payments sufficient to pay all interest accrued. On the maturity date, the Company will make a balloon payment equal to the outstanding balance of this note including the outstanding principal balance, all accrued and unpaid interest, and all charges, expenses, and other amounts payable by the Company. The Company may not prepay the note in whole or in part at any time without the prior written consent of the lender. In addition, the note contains certain subjective default clauses, which, as a remedy, the lender may declare the loan to be immediately due and payable.

In June 2005, the Company borrowed $10.8 million from a real estate investment trust (REIT) at 10% per annum for a term of three years in order to pay the unpaid cash dividends of the Series B Stock of approximately $10.8 million. Details of the Series B transaction are discussed in Note (8) “Shareholders’ Deficit” of “Notes to Consolidated Financial Statements.” Monthly note payments of interest-only are due in arrears on the first day of each month. The note is due in full on June 30, 2008, with no prepayments allowed prior to January 2007, and only upon at least nine months prior written notice. The $10.8 million note is secured by the community leases with the REIT covering 12 properties. The loan requires collateral in the form of a cash deposit of $1.0 million, which is recorded as a restricted deposit in the accompanying consolidated balance sheet. This loan was acquired by Mr. Baty, the Company’s CEO and chairman of the board in conjunction with the HRT transaction further described in Note (18) “Subsequent Events” of “Notes to Consolidated Financial Statements.”

The Company financed $15.9 million of the purchase price of the Arkansas Acquisition, a transaction discussed in Note (12), “Sales and Acquisitions, including Certain Related-Party Transactions” of “Notes to Consolidated Financial Statements,” through mortgage financing with GE Capital. The debt is secured by the three Arkansas communities and matures in November 2012. Interest accrues at the fixed rate of 6.95% per annum. The loan requires monthly payments of principal and interest, based on a 25-year amortization. No prepayment of the loan is allowed. The loan agreement requires the performance of certain financial covenants related to the operation of the communities and contains certain cross default provisions relating to the Arbor Place obligations discussed in the following paragraph.

Notes to consolidated financial statements—(continued)

The Company financed $8.0 million of the purchase price of the Arbor Place acquisition discussed in Note (12), “Sales and Acquisitions, including Certain Related-Party Transactions” of “Notes to Consolidated Financial Statements,” through a mortgage financing with GE Capital. The debt matures in June 2013, bears interest at 7.23% per annum, and has monthly payments based on a 25-year amortization. No prepayment of the loan is allowed. The loan is cross-collateralized with the GE Capital loan on Arkansas discussed in the previous paragraph.

Certain of the Company’s wholly owned subsidiaries, established pursuant to financing requirements, continue to hold assets, which include certain properties operated by the Company and which also may include cash that has been swept into the Company’s deposit accounts. Notwithstanding consolidation for financial statement purposes, it is management’s intention that the assets of the subsidiaries are not available to pay other debts or obligations of the consolidated Company and the consolidated Company is not liable for the liabilities of the subsidiaries, except as otherwise provided in connection with these financing requirements.

Certain of the Company’s indebtedness include restrictive provisions related to cash dividends, investments, and borrowings. As of December 31, 2006, the Company was in violation of one or more covenants in certain of the leases, but has obtained waivers from the owners such that it was deemed to be in compliance and thus, was not in default. The waivers expire January 1, 2008. Many of its debt instruments contain “cross-default” provisions pursuant to which a default under one obligation can cause a default under one or more other obligations to the same lender. Such cross-default provisions affect the majority of the Company’s properties. Accordingly, any event of default could cause a material adverse effect on its financial condition if such debts are cross-defaulted.

Principal maturities of long-term debt at December 31, 2006, are as follows (in thousands):

2007	$2,863
2008	54,640
2009	1,949
2010	1,588
2011	3,253
Thereafter	22,167

Total	$86,460

(6) CONVERTIBLE DEBENTURES

In November 2005, the Company completed an offer to exchange its outstanding 6.25% Convertible Subordinated Debentures due 2006 for new 6.25% Convertible Subordinated Debentures due 2008. In the exchange offer, $26.6 million of the $32.0 million principal amount of outstanding debentures were exchanged. The remaining $5.4 million principal amount of outstanding debentures continued outstanding and was paid at maturity in January 2006. The terms of the existing debentures and the new debentures were substantially the same, except that the maturity of the new debentures was in July 2008 instead of January 2006, and the new debentures could not be redeemed at the Company’s election. Interest on the new debentures is payable semiannually on January 1 and July 1 of each year. The new debentures are unsecured and subordinated to all other indebtedness of the Company. In February 2006, $50,000 of face value of the new debentures was converted into 2,272 shares of common stock. The new debentures are convertible into common stock at the rate of $22.00 per share, which equates to 1,207,955 shares of common stock at December 31, 2006.

Notes to consolidated financial statements—(continued)

In February 2007, the Company made an offer to pay the holders of the debentures an incentive to convert their debentures into common stock by giving written notice on or before March 8, 2007, as further detailed in the Note (18) “Subsequent Events” of “Notes to Consolidated Financial Statements.”

(7) INCOME TAXES

The benefit of (provision for) of income taxes for the years ended December 31, 2006, 2005, and 2004, is as follows (in thousands):

	2006	2005	2004

Federal	$3,000	$(6,797)	$(773)
State and local	44	(1,430)	(415)

Total current income tax (expense) benefit	3,044	(8,227)	(1,188)

Deferred-federal	—	—	—
Deferred- state and local	—	—	—
Total deferred income taxes	—	—	—

Total income tax (expense) benefit	$3,044	$(8,227)	$(1,188)

The Company has recorded a tax refund receivable of $3.2 million, which is included in other long-term assets in the consolidated balance sheet at December 31, 2006.

The income tax expense of $8.2 million for 2005 consists of $9.4 million from continuing operations and a tax benefit of $1.2 million included in discontinued operations.

The Company’s income tax (expense) benefit from continuing operations differs from the expected income tax (expense) benefit computed by applying the U.S. federal statutory rate of 34% to income (loss) from continuing operations before income taxes as follows (in thousands):

	2006	2005	2004

Income tax (expense) benefit at statutory rate	$5,988	$(8,350)	$13,773
State income tax, net of federal	446	(727)	(274)
Other differences	(555)	(879)	(773)
Stock option compensation not deductible for tax	(804)	—	—
Change in valuation allowance	(2,031)	598	(13,914)

Total income tax (expense) benefit	$3,044	$(9,358)	$(1,188)

As of December 31, 2006, the Company had federal net operating losses available to offset future taxable income, whose expiration dates approximated the following (in thousands):

NOL

2006	$—
2007	192
From 2008 to 2012	870

$1,062

The above net operating losses were acquired in business combinations. They become recoverable in the future when the company for which they belong has taxable income separate from that of the consolidated group.

Notes to consolidated financial statements—(continued)

As of December 31, 2006, the Company had net operating losses for state tax purposes of approximately $31.0 million.

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Notes to consolidated financial statements—(continued)

Deferred income tax assets and liabilities consist of the following (in thousands):

	2006	2005

Gross deferred tax liabilities:
Lease expense	$(61,449)	$(38,359)
Prepaid workers’ compensation and insurance	(345)	(142)
Depreciation and amortization	(2,346)	—

Total deferred tax liabilities	(64,140)	(38,501)

Gross deferred tax assets:
Net operating loss carryforwards	1,670	782
Deferred gains on sale-leasebacks	8,914	9,772
Nonqualified deferred compensation plan	705	711
Unearned rental income and deferred move-in fees	6,791	5,775
Vacation accrual	1,382	1,217
Health insurance accrual	934	916
Insurance accrual	6,826	13,042
Interest expense	45,127	29,742
Incentive compensation accrual	—	485
Depreciation and amortization	—	168
Capital leases	41,192	26,714
Federal alternative minimum tax credit	1,777	—
Limited Liability Company interests	716	424
Texas Medicaid Reserve	696	—
Other	487	540

Total deferred tax assets	117,217	90,288
Less valuation allowance for deferred tax assets	(53,077)	(51,787)

Deferred tax assets, net	64,140	38,501

Total deferred taxes	$—	$—

For financial reporting purposes, a valuation allowance has been established due to the uncertainty of the realization of the net deferred tax assets. The valuation allowance for deferred tax assets increased approximately $1.3 million for the year ended December 31, 2006, including the effects of allocating a portion of the valuation allowance to the benefit from the exercise of stock options and the establishment of previously unrecognized deferred tax liabilities. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

(8)  SHAREHOLDERS’ DEFICIT

Preferred stock

In June 2005, the Company entered into an agreement with Saratoga Partners IV, LP. and its affiliates, the holder of our Series B Convertible Preferred Stock that provided for the conversion of the Series B Stock upon the payment of all accrued and unpaid cash dividends in the amount of $10.8 million. The Company borrowed $10.8 million from a REIT at 10% per annum for a term of three years in order to pay the accumulated cash dividends of the Series B Stock, resulting in an increase in interest expense of approximately $1.1 million and $536,000 for the year ended December 31, 2006 and 2005, respectively. Upon the payment of the dividends on June 30, 2005, Saratoga converted all of the

Notes to consolidated financial statements—(continued)

outstanding Series B Stock into 5,365,746 shares of common stock. Preferred stock dividends of $957,000 were recorded for the three months ended March 31, 2005, consisting of cash dividends of $591,000 and in-kind dividends of $366,000. For accounting purposes, the Company had accrued a dividend payable of $11.1 million, which included approximately $358,000 that represented a straight-line dividend accrual that was reversed upon closing of this stock transaction in the second quarter of 2005. As part of the agreement, no dividends were required to be paid for the second quarter of 2005. Thus, the preferred dividends for the year ended December 31, 2005, amounted to $599,000.

The Company had also issued to Saratoga seven-year warrants to purchase 1,000,000 shares of common stock at an exercise price of $4.30 per share in August 2000, which was subsequently adjusted to $4.20 per share due to dilutive stock option transactions, as provided in the warrant agreement. In March 2006, the Company issued 829,597 shares of common stock pursuant to the exercise of the warrants. The shares were purchased by the holders of the warrants pursuant to a “net exercise” provision of the warrants in which 170,403 shares subject to the warrants were used to pay the exercise price of $4.2 million. The shares used to pay the exercise price were valued at $24.65 per share based on current market prices, as determined under the terms of the warrants. The Company received no cash proceeds from this transaction.

1995 Stock incentive plan

The Company had a 1995 stock incentive plan (1995 Plan) which combines the features of an incentive and non-qualified stock option plan, stock appreciation rights, and a stock award plan (including restricted stock). This plan expired, as provided in the plan, upon the 10th anniversary date after the Plan’s effective date of September 1995. In effect, no new options can be granted to employees under the 1995 Plan but, outstanding options will continue to vest and be exercisable.

Options generally vest between one-year to five-year periods, at the discretion of the Compensation Committee of the Board of Directors, in cumulative increments beginning one year after the date of the grant and expire ten years from the date of grant. The options are granted at an exercise price equal to the fair market value of the common stock on the date of the grant.

Amended and restated stock option plan for non employee directors

The Company has an Amended and Restated Stock Option Plan for Non Employee Directors (Director Plan), which is a non-qualified stock option plan that has been in effect since 1995. Each non-employee director automatically receives an option to purchase 2,500 shares of the Company’s common stock at the time of his or her initial election or appointment to the Board. In addition, each non-employee director automatically receives an option to purchase 7,500 shares of the Company’s common stock immediately following each year’s annual meeting of shareholders. All options granted under the plan fully vest on the day immediately prior to the annual shareholders meeting that follows the date of grant and expire 10 years after the date of grant, with the exception of the option for 2,500 shares granted at the time of a director’s initial election or appointment to the Board, which is vested immediately upon grant. The exercise price for these options is the fair market value of the Company’s common stock on the grant date. As of December 31, 2006, 169,000 options are still available to grant under the Director Plan.

2006 Equity incentive plan

In June 2006, at the annual shareholders’ meeting, the 2006 Equity Incentive Plan (2006 Plan) was approved. The 2006 Plan authorizes the issuance of up to 1,000,000 shares of common stock for employees, non-employee directors, consultants, advisors and independent contractors. The 2006 Plan is

Notes to consolidated financial statements—(continued)

a long-term incentive compensation plan designed to provide a competitive and balanced incentive and reward program for participants. The plan allows for the granting of various types of awards, one of which is stock options that generally vest up to a three year period. Unless the terms of option grants specifically provide otherwise, any unexercised options expire no later than ten years from the date of the grant. In July 2006, 479,500 stock options were granted under the 2006 Equity Incentive Plan, having terms of one third vesting immediately, with the remainder vesting over the next two years. These options will expire in seven years or in July 2013.

The following is a summary of stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
		Weighted-
		average	Weighted-
		remaining	average		Weighted-
	Shares	contractual	exercise	Shares	average
Range of exercise price	outstanding	life (years)	price	exercisable	exercise price

$ 1.60—$ 2.56	344,274	4.93	$2.11	344,274	$2.11
$ 2.56—$ 2.95	222,032	5.10	2.95	222,032	2.95
$ 2.95—$ 4.063	294,766	6.17	3.95	294,766	3.95
$ 4.06—$ 9.63	43,750	6.80	6.50	43,750	6.50
$ 9.63—$14.55	90,000	8.40	13.38	90,000	13.38
$14.55—$21.00	515,367	6.82	18.81	152,724	18.60

$ 1.60—$21.00	1,510,189	6.10	9.09	1,147,546	5.99

Employee stock purchase plan

In July 1998, the Company adopted an Employee Stock Purchase Plan (the “Plan”) to provide substantially all employees who have completed six months of service an opportunity to purchase shares of its common stock through payroll deductions, at a price equal to 85% of the fair market value. A total of 400,000 shares are available for purchase under the Plan. The Plan expires in May 2008. In 2006, 2005, and 2004, employees purchased, net of open market repurchases; 24,177, 18,091; and zero common shares, respectively, through the Plan, for an aggregate total of 218,243 common shares since inception of the Plan.

(9)  FINANCIAL INSTRUMENTS

The Company has financial instruments other than investment securities consisting of cash and cash equivalents, trade accounts receivable, other receivables, notes receivable from affiliates, tax and maintenance escrows, workers’ compensation collateral accounts, short-term borrowings, accounts payable, convertible debentures, capital and financing lease obligations, and long-term debt. The convertible debentures have a book value of $26.6 million and a fair value of $28.8 million at December 31, 2006. In March 2007, $16.1 million of the debentures were converted to common stock as further described in Note (18) “Subsequent Events” of “Notes to Consolidated Financial Statements.” The fair value of the Company’s other financial instruments at December 31, 2006, based on their short-term nature or current market indicators such as prevailing interest rates, approximates their carrying value, with the exception of the following: Capital and financing lease obligations had an estimated fair value of $453.2 million compared to a carrying value of $608.2 million at December 31, 2006. Long-term debt had an estimated fair value of $84.6 million compared to a carrying value of $86.5 million at December 31, 2006. The fair value was estimated based on the Company’s assumed incremental borrowing rate of 12.25% for unsecured borrowings and 7.50% for secured borrowings.

Notes to consolidated financial statements—(continued)

(10)  RELATED-PARTY MANAGEMENT AGREEMENTS

During 1995, the Company’s two most senior executive officers, its Chief Executive Officer, and its then President, who is now its Chief Financial Officer, formed a New York general partnership (the “Partnership”) to facilitate the operation of assisted living communities in the state of New York, which generally requires that natural persons be designated as the licensed operators of assisted living communities. The Partnership operates ten leased communities in New York. The Company has agreements with the Partnership and the partners under which all of the Partnership’s profits have been assigned to the Company and the Company has indemnified the partners against losses. As the Company has unilateral and perpetual control over the Partnership’s assets and operations, the results of operations of the Partnership are consolidated with those of the Company.

Mr. Baty is a principal owner of Columbia-Pacific Group, Inc. Columbia-Pacific and affiliated partnerships own assisted living communities, eight of which the Company manages under various agreements as of December 31, 2006. The agreements have terms ranging from two to five years, with options to renew, and provide for management fees ranging from 4% to 7% of gross operating revenues. One of these communities was sold to an independent third party effective January 1, 2007, and the management agreement was terminated. Management fee revenue earned under these agreements was approximately $1.1 million, $1.6 million, and $2.2 million in 2006, 2005, and 2004, respectively.

(11)  LEASES

At December 31, 2006, the Company leased office space and 161 assisted living communities. The office lease expires in 2016 and contains one five-year renewal option. The community leases, which are triple-net leases in which the lessee pays all operating expenses of the property, including taxes, licenses, utilities, maintenance, and insurance and the lessor receives a net rent, expire from 2011 to 2020 and contain various extension options, ranging from five to 15 years.

Minimum lease payments under noncancelable operating leases at December 31, 2006, are as follows (in thousands):

2007	$41,164
2008	41,785
2009	42,391
2010	42,970
2011	37,600
Thereafter	93,435

Total	$299,345

Facility lease expense under noncancelable operating leases was approximately $44.5 million, $41.5 million, and $38.4 million for 2006, 2005, and 2004, respectively, which included non-cash expense of approximately $893,000, $925,000, and $538,000, respectively, related to straight-line lease expense. A number of operating leases provide for additional lease payments computed at 5% of additional revenues of the community, which is not included in the table above. Additional facility lease expense under these provisions was approximately $1.4 million, $1.1 million, and $920,000 in 2006, 2005, and 2004, respectively. Another group of 24 communities require additional lease payments computed at rates ranging from 7% to 8.5% of gross revenues in excess of a specified threshold, which are not included in the table above, and resulted in additional lease expense of $766,000, $385,000, and $67,000 in 2006, 2005, and 2004, respectively.

Notes to consolidated financial statements—(continued)

Facility lease expense under noncancelable operating leases with entities in which Mr. Baty has a financial interest was approximately $6.9 million, $6.1 million, and $5.9 million for 2006, 2005, and 2004, respectively.

Minimum lease payments under noncancelable capital leases and financing obligations at December 31, 2006, are as follows (in thousands):

2007	$62,261
2008	64,173
2009	66,005
2010	67,864
2011	69,750
Thereafter	602,539

Subtotal	932,592
Less imputed interest at rates ranging between 3.0% and 9.5%	(324,426)

Capital lease and financing obligations	608,166
Less current portion	22,254

Capital lease and financing obligations, less current portion	$585,912

Facility interest expense under noncancelable capital leases and financing obligations was approximately $41.3 million, $42.2 million, and $28.7 million for 2006, 2005, and 2004, respectively.

Many of the Company’s leases contain “cross-default” provisions pursuant to which a default under one obligation can cause a default under one or more other obligations to the same lessor. Such cross-default provisions affect the majority of assisted living properties operated under leases. Accordingly, any event of default could cause a material adverse effect on the Company’s financial condition if such leases are cross-defaulted. Defaults can include certain financial covenants, which generally relate to lease coverage and cash flow. In addition, the Company is required to maintain the leased properties in a reasonable and prudent manner. For the year ended December 31, 2006, the Company was in violation of one or more covenants related to rent coverage ratio requirements in certain of the leases, but has obtained waivers from the owners such that it was deemed to be in compliance and thus, was not in default. The waivers expire on January 1, 2008.

(12)  SALES, LEASES AND ACQUISITIONS, INCLUDING CERTAIN RELATED-PARTY TRANSACTIONS

Emeritrust transactions

In September 2004, the Company completed the lease of 18 of 20 communities, with the remaining two communities leased in 2005. These communities, which were owned by entities in which Mr. Baty had financial interests, were acquired by a REIT and leased to the Company. The lease provides for a 15-year term, with one 15-year renewal option. The initial lease payment was approximately $14.7 million per year, with annual lease inflators based on the change in the consumer price, not to exceed an annual ceiling. The Company has the right of first refusal to purchase these leased communities.

Of the 20 communities, 16 had been a part of the Emeritrust communities that the Company had managed since 1998, originally consisting of 25 communities, but declining to 21 by 2004. The Company currently manages three communities from the original group. For 2004 and thereafter, the management agreement provided for management fees of 5% of gross revenues, which resulted in management fee revenue of $473,000, $516,000 and $1.9 million for 2006, 2005 and 2004, respectively.

Notes to consolidated financial statements—(continued)

Mr. Baty personally guarantees the Company’s obligations under the lease. Pursuant to a cash flow sharing agreement with the Company, he receives 50% of the positive cash flow of the 20 communities, as defined in the agreement, and is responsible for 50% of the negative cash flow. Under this arrangement, Mr. Baty received $164,000 for the fourth quarter of 2004 and $632,000 for 2005. In 2006, he paid the Company $317,000 as a result of capital expenditures related to the communities.

As a part of a 2003 transaction in which the Company leased a separate group of Emeritrust communities that the Company had managed from 1999, the Company issued seven-year warrants to purchase 500,000 shares of its common stock at an exercise price of $7.60 per share to the owners of the communities, which included Mr. Baty. Warrants to purchase 400,000 shares were exercised in February 2006 and the Company received proceeds of $3.0 million. In March 2006, warrants to purchase 100,000 shares were exercised pursuant to a “net exercise” provision in which the Company issued 69,169 shares to the holders and 30,831 shares were used to pay the exercise price of $760,000, based on a price of $24.65 per share.

April 2004 lease transaction

In April 2004, the Company completed the lease of 17 of a group of 23 communities, including nine stand-alone dementia care facilities, with four of the remaining six communities leased later in 2004 and the final two communities leased in 2005. Of the communities, 13 were formerly owned by entities in which Mr. Baty had financial interests, of which 12 had been managed by the Company prior to this transaction. The nine stand-alone dementia care facilities were formerly owned by entities controlled by JEA Senior Living, an independent third party, although Mr. Baty had non-controlling financial interests in the entities.

The communities were acquired by a REIT and leased to the Company under a 15-year lease, with three five-year renewal options. The initial lease payment was approximately $16.1 million per year, with annual lease inflators based on the change in the consumer price index, not to exceed an annual ceiling. This transaction also provided for an earn-out arrangement for payment to the JEA entities of up to $2.0 million based on improvements in the net operating income of the dementia care facilities during the three years following closing.

The Company also entered into a three-year agreement for JEA to manage the nine dementia care facilities. The agreement provided for a management fee of 5% of revenues and a termination fee of $100,000 per year for the 10 years following termination of the agreement.

In September 2006, the Company entered into an agreement for the early termination of the management agreement and the earn-out arrangement. The management agreement was terminated September 30, 2006, six months early. In lieu of the 10-year termination fee, the Company paid JEA a lump sum of $594,000. Based on performance of the communities, the Company paid the full $2.0 million earn-out payment in September 2006, also six months early, and recorded the earn-out payment as additional lease acquisition costs. The Company had accrued $444,000 of the termination fee through September 2006 and accrued an additional $150,000 in the third quarter of 2006 as a result of the early termination payment.

2005-2006 community acquisitions

In July 2006, the Company purchased a 101-unit community it formerly managed for $11.0 million from an entity in which Mr. Baty had a 50% financial interest. The Company financed $8.0 million of the purchase price with a GE Capital mortgage.

Notes to consolidated financial statements—(continued)

In December 2005, the Company purchased three communities located in Arkansas, with a capacity of 253 units, for a price of $17.8 million. The Company financed $15.9 million of the purchase price with GE Capital mortgage financing.

The allocation of the purchase price on the 2006 and 2005 acquisitions was as follows (In thousands):

	December 31,
	2006	2005

Land	$3,277	$1,215
Buildings	6,689	15,193
Equipment	166	253
Intangibles	793	1,114
Loan fees	224	306
Long-term debt	8,000	15,930

The impact of these acquisitions on a pro forma basis was not significant to the consolidated results of operations for the years presented.

(13) COMMITMENTS AND CONTINGENCIES

In February 2005, a San Antonio, Texas, jury found one of the Company’s assisted living communities negligent in the care of a resident. The jury awarded a verdict against the Company in the amount of $1.5 million in compensatory damages and $18 million in punitive damages. Emeritus appealed the verdict but recorded a liability accrual of $18.7 million in the fourth quarter of 2004 and accrued interest of $766,000 on the unpaid judgment at the rate of 5% per annum during 2005. In March 2006, Emeritus settled the action for $5.6 million. In the first quarter of 2006, the Company reduced the accrued interest by $766,000 and the liability accrual recorded in 2004 by $12.2 million.

In March 2006, the Texas attorney general’s office began an inquiry into compliance with certain Medicaid regulations at six of the Company’s communities in Texas that participate in the Community Based Alternative program of the Texas Department of Aging and Disability. Participation in the program requires eligible rooms to have an area equipped with a sink, refrigerator, cooking appliance, adequate space for food preparation, and storage space for utensils and supplies. An audit by the department revealed that some of the rooms used for residents in the program did not have some or all of those items. Emeritus addressed the State’s concerns raised in the audits and all rooms were equipped with the above regulatory requirements as of April 2006, at a cost of approximately $618,000.

The attorney general’s office also sought $6.6 million, which equates to three times the total amount of all payments made to Emeritus by the State of Texas since the inception of its Medicaid contract, plus interest and attorney fees. The Company responded that all the services for which Medicaid lawfully paid were provided to the program residents despite the absence of some of the kitchen items and therefore, recovery of the total of all payments made to the Company was unjustified. As a result of continuing settlement discussions between the attorney general’s office and the Company, there is a tentative agreement to settle the claim for approximately $1.9 million.

The Company has recorded a liability of $1.9 million in 2006, as the best estimate of the ultimate outcome based on this tentative agreement. The Company will assess its liability as final agreements are negotiated and will make adjustments, if any, to the recorded liability as more information becomes available.

Notes to consolidated financial statements—(continued)

The Company is involved in legal proceedings, claims, and litigation arising in the ordinary course of business. In the opinion of management, the outcome of these matters will not have a material effect, except as noted above, on the Company’s results of operations or financial position.

The Company is self-insured for certain employee health benefits. The Company’s policy is to accrue amounts equal to the estimated liabilities that are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as health care costs and actual experience could cause these estimates to change.

(14) LIQUIDITY

The Company has incurred significant operating losses since its inception, except for 2005, and as of December 31, 2006, has a working capital deficit of $41.9 million. Due to the nature of the Company’s business, it is not unusual to operate in the position of a working capital deficit because revenues are collected much more quickly, often in advance, than obligations are required to be paid. This can result in a very low level of current assets to the extent cash has been deployed in business development opportunities or to pay down long-term liabilities. Along those lines, the working capital deficit includes $15.1 million of deferred revenue and unearned rental income and the level of current liabilities is not expected to change year to year in such a way as to require the use of significant cash, except for debt maturities of $81.2 million scheduled to be due in 2008, which amount has been reduced to $65.1 million after the $16.1 million conversion of debentures into common stock in March 2007. The remaining balances consists primarily of $10.5 million in debentures that are convertible into common stock at the rate of $22 per share, $20.8 million in mortgage debt on five owned communities, and two notes of $10.8 million and $21.4 million that are secured by operating leases. The Company intends to refinance these obligations prior to their respective due dates.

As more thoroughly discussed under “Legal Proceedings,” the Company settled a Texas lawsuit in March 2006 for $5.6 million, which was significantly lower than what had been previously accrued, the net effect of which is shown as a separate line item on the consolidated statement of operations.

For most of 2005, the Company had outstanding $32.0 million principal amount of 6.25% convertible subordinated debentures that matured January 1, 2006. Of the full principal amount, $5.4 million was paid at maturity in January 2006. The remaining $26.6 million principal amount of debentures were replaced with new 6.25% convertible subordinated debentures that are due in July 2008, pursuant to an exchange offer completed by the Company in November 2005. (See Note (6) “Convertible Debentures” of “Notes to Consolidated Financial Statements”). Of the $26.6 million, $20.8 million is owned by directors and officers or their affiliates. In March 2007, the Company offered to pay a cash incentive to the debenture holders if they elect to convert their debentures to common stock. As a result, $16.1 million principal amount of debentures was converted into 732,726 shares of common stock and the outstanding debt was reduced to $10.5 million. Of the $16.1 million converted, $15.8 million was held by affiliates of the Company. The Company will pay an incentive fee of $1.5 million in connection with this conversion in April 2007.

In 2006, 2005, and 2004, the Company reported positive net cash from operating activities in its consolidated statements of cash flows. However, the cash flows have not always been sufficient to pay all of its long-term obligations and the Company has been dependent upon third party financing or disposition of assets to fund operations. The Company cannot guarantee that, if necessary in the future, such transactions will be available timely or at all, or on terms attractive to the Company.

In 2002 and continuing through 2006, the Company refinanced substantially all of its debt obligations, extending the maturities of such financings to dates in 2008 or thereafter, at which time the Company will need to refinance or otherwise repay the obligations. Many of the Company’s debt instruments and leases

Notes to consolidated financial statements—(continued)

contain “cross-default” provisions pursuant to which a default under one obligation can cause a default under one or more other obligations to the same lender or lessor. Such cross-default provisions affect the majority of the Company’s properties. Accordingly, any event of default could cause a material adverse effect on the Company’s financial condition if such debt or leases are cross-defaulted. At December 31, 2006, the Company was in violation of one or more covenants related to rent coverage ratio requirements in certain of the leases, but obtained a waiver from the owner such that it was still deemed to be in compliance and thus, was not in default. The waivers expire on January 1, 2008.

Management believes that the Company will be able to sustain positive operating cash flows and will have adequate cash for all necessary investing and financing activities including required debt service and capital expenditures for at least the next twelve months.

(15) DISCONTINUED OPERATIONS

In August 2004, the Company sold a community located in Scottsdale, Arizona, to an unrelated buyer. In addition, in September 2004, the Company committed to sell another community located in Issaquah, Washington. The community was sold in November 2004, but was not recognized as a sale until the first quarter of 2005 due to continuing involvement in the community through that period. In December 2005, the Company sold a community located in Las Vegas, Nevada. All of these transactions qualify for discontinued operations treatment under SFAS No. 144 and the results of discontinued operations for both current and prior periods is reported as a separate line item in the consolidated statements of operations.

The following table shows the revenues and net income (loss) for the discontinued operations (in thousands):

	Three months ended December 31,		Twelve months ended December 31,
	2006	2005	2006	2005

Total revenue:
Issaquah	$—	$—	$—	$—
Scottsdale	—	—	—	—
Las Vegas	—	312	—	1,361

Total	$—	$312	$—	$1,361

Net income (loss):
Issaquah	$—	$—	$1	$1,319
Scottsdale	—	—	(19)	3
Las Vegas	—	(80)	(32)	(4,650)
Federal and state income tax benefit of discontinued operations	—	1,131	—	1,131

Total	$—	$1,051	$(50)	$(2,197)

Notes to consolidated financial statements—(continued)

(16) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-TERM INVESTMENTS

In 2006, the Company determined that the carrying amount of an investment in an unconsolidated joint venture was not recoverable from expected undiscounted cash flows from the joint venture and recorded an impairment loss of $829,000. The carrying value of the investment was reduced to zero as there are no anticipated proceeds expected from the joint venture.

In 2005, the Company determined that the carrying amount of a facility in Las Vegas, Nevada, was not recoverable from expected undiscounted cash flows generated from the use of the assets and recorded an impairment loss of approximately $4.2 million and accordingly, the carrying value was reduced to estimated fair value based on a letter of intent from a pending sale. Effective December 2005, this property was sold and the related loss on sale and impairment were included in discontinued operations.

In 2004, the Company concluded that it is unlikely that parcels of land located in Arizona, Illinois, and South Carolina would be developed in the foreseeable future due to various factors (such as cash availability to complete the project, project start-up losses, and other market conditions) that are not conducive to continuation of development at this time. The Company determined the fair value of the assets and concluded that impairment losses existed on the land located in Arizona and Illinois. The Company recorded an impairment loss of approximately $447,000, which is reflected in Other, net in its consolidated statements of operations for the year ended December 31, 2004.

(17) QUARTERLY RESULTS (UNAUDITED)

2006	Q1	Q2	Q3	Q4

	(in thousands, except per share data)

Total operating revenue	$101,066	$103,673	$107,311	$109,815
Income from operations	15,107	3,947	3,094	6,011
Other income and expense	(10,360)	(11,628)	(11,399)	(12,384)
Income (loss) from continuing operations before income taxes	4,747	(7,681)	(8,305)	(6,373)
Benefit of (provision for) income taxes	(10)	100	1,877	1,077
Income (loss) from continuing operations(a)	4,737	(7,581)	(6,428)	(5,296)
Income (loss) from discontinued operations, net of tax benefit	(10)	(34)	(6)	—
Net income (loss) to common shareholders	$4,727	$(7,615)	$(6,434)	$(5,296)
Basic income (loss) per common share:
Continuing operations	$0.28	$(0.42)	$(0.36)	$(0.29)
Discontinued operations	—	—	—	—

	$0.28	$(0.42)	$(0.36)	$(0.29)

Diluted income (loss) per common share:
Continuing operations	$0.25	$(0.42)	$(0.36)	$(0.29)
Discontinued operations	—	—	—	—

	$0.25	$(0.42)	$(0.36)	$(0.29)

Notes to consolidated financial statements—(continued)

2005	Q1	Q2	Q3	Q4

	(in thousands, except per share data)

Total operating revenue	$94,794	$96,264	$97,510	$99,164
Income (loss) from operations	6,032	4,564	(1,440)	2,913
Other income and expense	(11,147)	9,878	(9,679)	22,736
Income (loss) from continuing operations before income taxes	(5,115)	14,442	(11,119)	25,649
Provision for income taxes(b)	(115)	(974)	(122)	(8,147)
Income (loss) from continuing operations	(5,230)	13,468	(11,241)	17,502
Income (loss) from discontinued operations	1,191	(4,111)	(328)	1,051
Preferred dividends	(957)	358	—	—
Net income (loss) to common shareholders	$(4,996)	$9,715	$(11,569)	$18,553
Basic income (loss) per common share:
Continuing operations	$(0.57)	$1.27	$(0.69)	$1.07
Discontinued operations	0.11	(0.38)	(0.02)	0.06

	$(0.46)	$0.89	$(0.71)	$1.13

Diluted income (loss) per common share:
Continuing operations	$(0.57)	$0.73	$(0.69)	$0.90
Discontinued operations	0.11	(0.21)	(0.02)	0.05

	$(0.46)	$0.52	$(0.71)	$0.95

The sum of quarterly per share data may not equal the per share total reported for the year.

(a)	Income (loss) from continuing operations in the first quarter of 2006 contains a settlement accrual reversal of $12.2 million. (See Note (13) “Commitments and Contingencies” of “Notes to Consolidated Financial Statements”).

(b)	Tax provisions in 2005 relate primarily to gains on sales of investments of $21.3 million and $34.1 million in the second and fourth quarters, respectively.

[The rest of this page is intentionally left blank.]

Notes to consolidated financial statements—(continued)

(18) SUBSEQUENT EVENTS

2007 Debenture conversion

In February 2007, the Company offered to pay a cash incentive to debenture holders if they elected to convert their debentures into common stock by giving written notice on or before March 8, 2007. The incentive payment will be equal the amount of interest that the holders would have received if the debentures were held to the maturity date of July 1, 2008. The payment will be made on April 16, 2007. The debentures are convertible into common stock at $22.00 per share.

Of the $26.6 million principal amount of debentures outstanding, holders of $16.1 million principal amount converted their debentures into 732,726 shares of common stock. Of the debentures converted into common stock, $15.8 million principal amount was owned by entities controlled by Mr. Baty. The Company will pay an incentive fee of $1.5 million in connection with this conversion, which amount would have been paid in three equal installments on July 1, 2007, January 1, 2008, and July 1, 2008, if the debentures were held to maturity. The incentive payment will be expensed in the first quarter of 2007.

2007 Fretus communities purchased

On February 22, 2007, the Company purchased 24 communities consisting of 1,651 units located in six states for a price of $145.1 million, including transaction costs. The Company had leased these communities from Fretus Investors LLC since October 2002. Capmark Finance, Inc. provided fixed rate mortgage financing of $132.0 million and variable rate mortgage financing of $8.0 million. The fixed rate component has a term of five years and bears interest at 6.55% per annum (with a 1% exit fee payable if the debt is paid off or refinanced by anyone except Capmark), with monthly interest-only payments for two years and thereafter, monthly payments of principal and interest based on a 25-year amortization. The remaining balance is due in full in February 2012. The variable rate component has a term of three years and interest at 30-day LIBOR plus 1.8%, which was 7.12% at closing, and the same exit fee and payment schedule as for the fixed component.

Fretus was a private investment joint venture between Fremont Realty Capital, which held a 65% interest, and a Baty-related entity, which held a 35% minority interest. Mr. Baty held a 16% indirect interest in the minority entity, personally guaranteed $3.0 million of the Fretus mortgage debt covering the communities and controlled the administrative member of Fretus. In conjunction with this transaction, the Baty-related entity provided $18.0 million in short-term financing to the Company, of which approximately $5.1 million, was used to fund the balance of the purchase price and the balance is available for general business purposes. The unsecured short-term debt is due in February 2009 and bears interest at 9.0% per annum.

2007 HRT communities purchased

On March 15, 2007, the Company purchased 12 communities consisting of 786 units located in five states for a price of $99.0 million, plus transaction costs. The Company had leased four of these communities from Healthcare Realty Trust since May 2002 and eight since May 2003. Of the purchase price, Capmark Finance, Inc. provided fixed rate senior mortgage financing of $88.0 million at 6.515% per annum and second mortgage financing of $13.6 million at a variable rate equal to the LIBOR rate plus 325 basis points, rounded up to the nearest .125%, which equaled 8.625% per annum at the closing date. The senior mortgage has a term of five years, (with 1% exit fee if the debt is paid off or refinanced by anyone except Capmark), and monthly interest-only payments for three years and, thereafter, monthly payments of principal and interest based on a 25-year amortization, with the remaining balance due in full in April 2012. The second mortgage has a term of two years with

Notes to consolidated financial statements—(continued)

monthly interest-only payments and is due in full in April 2009. The second mortgage has a 1% exit fee if paid off prior to the first anniversary date or a 2% exit fee is paid off after the first anniversary date, unless it is refinanced with Capmark. The total Capmark loan commitment of $101.6 million will be used to pay the purchase price, transaction and financing costs, and retirement of a $600,000 loan, as described below.

The Company currently has approximately $32.8 million in loans outstanding with Healthcare Realty Trust, of which $11.4 million is secured by the leases on the 12 communities described above. Of the $11.4 million, $10.8 relates to the Series B Convertible Preferred Stock transaction in which Healthcare Realty Trust loaned such amount to pay the accumulated dividends due upon conversion of the Preferred Stock. As part of this transaction, the $10.8 million loan was acquired by Mr. Baty on similar terms and conditions as the original loan, and the remaining $600,000 was paid off at closing.

The following unaudited pro forma summary reflects the unaudited balance sheet impact of the subsequent events described above as if they had happened on December 31, 2006 (In thousands):

	As reported	Pro forma			Pro forma
	December 31,	debenture	Fretus	HRT	December 31,
	2006	conversion	acquisition	acquisition	2006

ASSETS
Cash and cash equivalents	$14,049	$(1,511)	$12,696	$(393)	$24,841
Other current assets	37,122	—	87	339	37,548
Property and equipment, net	600,693	—	143,625	79,128	823,446
Lease and contract acquisition costs, net	25,762	—	(302)	(424)	25,036
Restricted deposits	12,601	—	—	—	12,601
Other long-term assets	12,833	—	855	867	14,555

Total assets	$703,060	$(1,511)	$156,961	$79,517	$938,027

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities	$93,048	$—	$(737)	$(47)	$92,264
Long-term debt, less current portion	83,597	—	158,000	101,000	342,597
Capital lease and financing obligations, less current portion	585,912	—	—	(21,012)	564,900
Convertible debentures, less current portion	26,575	(16,120)	—	—	10,455
Other long-term liabilities	32,960	—	—	—	32,960

Total liabilities	822,092	(16,120)	157,263	79,941	1,043,176
Total Stockholders’ deficit	(119,032)	14,609	(302)	(424)	(105,149)

Total liabilities and stockholders’ deficit	$703,060	$(1,511)	$156,961	$79,517	$938,027

Emeritus Corporation
Condensed consolidated balance sheets
(unaudited)
(In thousands, except share data)

	March 31,	December 31,
	2007	2006

ASSETS
Current Assets:
Cash and cash equivalents	$23,214	$14,049
Short-term investments	2,045	1,883
Trade accounts receivable, net of allowance of $691 and $348	4,940	5,115
Other receivables	1,832	3,488
Tax and maintenance escrows	5,657	7,067
Prepaid workers’ compensation	12,134	11,112
Other prepaid expenses	9,071	8,457

Total current assets	58,893	51,171
Long-term investments	8,219	7,504
Property and equipment, net of accumulated depreciation of $157,477 and $151,919	844,129	600,693
Property held for development	735	599
Restricted deposits	8,216	12,601
Lease and contract acquisition costs, net of amortization of $17,089 and $14,515	23,188	25,762
Other assets, net	9,639	4,730

Total assets	$953,019	$703,060

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Current portion of long-term debt	$24,188	$2,645
Current portion of capital lease and financing obligations	22,030	22,472
Trade accounts payable	3,642	6,718
Accrued employee compensation and benefits	21,517	21,012
Accrued interest	1,790	1,407
Accrued real estate taxes	3,663	6,225
Accrued professional and general liability	12,253	10,761
Accrued income taxes	264	233
Other accrued expenses	7,860	6,469
Deferred revenue	8,877	8,951
Unearned rental income	7,448	6,155

Total current liabilities	113,532	93,048
Long-term debt, less current portion	344,327	83,335
Capital lease and financing obligations, less current portion	560,633	586,174
Convertible debentures	10,455	26,575
Deferred gain on sale of communities	23,241	23,795
Deferred rent	6,553	6,389
Other long-term liabilities	5,841	2,776

Total liabilities	1,064,582	822,092

Commitments and contingencies	—	—
Shareholders’ Deficit:
Preferred stock, $.0001 par value. Authorized 5,000,000 shares, none issued	—	—
Common stock, $.0001 par value. Authorized 40,000,000 shares; issued and outstanding 18,938,247 and 18,165,986 shares at March 31, 2007, and December 31, 2006, respectively	2	2
Additional paid-in capital	105,184	87,980
Accumulated deficit	(216,749)	(207,014)

Total shareholders’ deficit	(111,563)	(119,032)

Total liabilities and shareholders’ deficit	$953,019	$703,060

See accompanying Notes to unaudited condensed consolidated financial statements.

Emeritus Corporation
Condensed consolidated statements of operations
(unaudited)
(In thousands, except per share data)

	Three months ended March 31,
	2007	2006

Revenues:
Community revenue	$109,500	$100,609
Management fees	877	457

Total operating revenues	110,377	101,066

Expenses:
Community operations (exclusive of depreciation and amortization and facility lease expense shown separately below)	70,498	66,367
Texas lawsuit settlement	—	(12,207)
General and administrative	10,114	8,731
Depreciation and amortization	14,589	12,150
Facility lease expense	10,370	10,918

Total operating expenses	105,571	85,959

Operating income from continuing operations	4,806	15,107

Other income (expense):
Interest income	591	871
Interest expense	(13,615)	(11,731)
Equity losses in unconsolidated joint ventures	(569)	(96)
Other, net	(672)	596

Net other expense	(14,265)	(10,360)

Income (loss) from continuing operations before income taxes	(9,459)	4,747
Provision for income taxes	(276)	(10)

Income (loss) from continuing operations	(9,735)	4,737
Loss from discontinued operations (net of tax)	—	(10)

Net income (loss)	$(9,735)	$4,727

Basic income (loss) per common share:
Continuing operations	$(0.53)	$0.28
Discontinued operations	—	—

	$(0.53)	$0.28

Diluted income (loss) per common share:
Continuing operations	$(0.53)	$0.25
Discontinued operations	—	—

	$(0.53)	$0.25

Weighted average common shares outstanding:
Basic	18,374	17,030

Diluted	18,374	18,819

See accompanying notes to unaudited condensed consolidated financial statements.

Emeritus Corporation
Condensed consolidated statements of cash flows
(unaudited)
(In thousands)

	Three months ended March 31,
	2007	2006

Cash flows from operating activities:
Net income (loss)	$(9,735)	$4,727
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	14,589	12,150
Amortization of deferred gain	(554)	(554)
Amortization of loan fees	137	51
Convertible debenture conversion costs	1,329	—
Allowance for doubtful receivables	358	230
Equity investment losses	569	96
Stock option compensation	538	135
Other	126	—
Changes in operating assets and liabilities	(935)	(24,870)

Net cash provided by (used in) operating activities	6,422	(8,035)

Cash flows from investing activities:
Acquisition of property and equipment	(186,034)	(3,279)
Construction expenditures—leased properties	(372)	(1,139)
Lease and contract acquisition costs	—	(8)
Payments from affiliates and other managed communities	464	313
Investment in affiliates	(1,433)	(94)

Net cash used in investing activities	(187,375)	(4,207)

Cash flows from financing activities:
Proceeds from sale of stock	275	3,444
Decrease (increase) in restricted deposits	4,385	(307)
Debt issue and other financing costs	(2,183)	32
Proceeds from long-term borrowings and financings	283,676	—
Repayment of long-term borrowings and financings	(91,140)	(5,733)
Repayment of capital lease and financing obligations	(5,166)	(4,435)
Tax benefit of stock compensation	271	—

Net cash provided by (used in) financing activities	190,118	(6,999)

Net increase (decrease) in cash and cash equivalents	9,165	(19,241)
Cash and cash equivalents at the beginning of the period	14,049	56,413

Cash and cash equivalents at the end of the period	$23,214	$37,172

Supplemental disclosure of cash flow information—cash paid during the period for interest	$13,233	$13,130
Cash paid during the period for taxes	24	4,500

Non-cash financing and investing activities:
HRT capital lease buyout	$20,818	$—
Debt issued for acquisition of property and equipment	—	289
Capital lease and financing obligations	—	373
Conversion of convertible debentures	16,120	50
Deferred lease acquisition cost	—	178
Debt assumed in acquisitions	90,000	—

See accompanying notes to unaudited condensed consolidated financial statements.

Emeritus Corporation
_ _

Notes to unaudited condensed consolidated financial statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES

The preparation of condensed consolidated financial statements requires Emeritus to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Emeritus evaluates its estimates, including those related to resident programs and incentives such as move-in fees, bad debts, investments, intangible assets, impairment of long-lived assets, income taxes, restructuring, long-term service contracts, contingencies, self-insured retention, insurance deductibles, health insurance, and litigation. Emeritus bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Emeritus believes that certain critical accounting policies are most significant to the judgments and estimates used in the preparation of its condensed consolidated financial statements. Revisions in such estimates are charged to income in the period in which the facts that give rise to the revision become known. A detailed discussion of the Company’s significant accounting policies and use of estimates is contained in the Company’s 2006 Form 10-K filed March 16, 2007.

BASIS OF PRESENTATION

The unaudited interim financial information furnished herein, in the opinion of the Company’s management, reflects all adjustments, consisting of only normally recurring adjustments, which are necessary to state fairly the condensed consolidated financial position as of March 31, 2007, and the results of operations, and cash flows of Emeritus for the three month periods ended March 31, 2007 and 2006. The results of operations for the period ended March 31, 2007, are not necessarily indicative of the operating results for the full year. The Company presumes that those reading this interim financial information have read or have access to its 2006 audited consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations that are contained in the Company’s 2006 Form 10-K filed March 16, 2007. Therefore, the Company has omitted footnotes and other disclosures herein, which are disclosed in the Form 10-K.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an Interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. FIN 48 clarifies the accounting for income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Interpretation requires that the Company recognize in the financial statements the impact of a tax position only if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company adopted FIN 48 effective January 1, 2007. The adoption of this statement did not have any significant effect on the Company’s financial condition, results of operations, or cash flows. On the date of adoption and at March 31, 2007, the Company identified unrecognized tax benefits of $225,000 relating to state tax liabilities. If the unrecognized tax benefits were recognized, it would not have a material affect on the

Notes to unaudited condensed consolidated financial statements—(continued)

Company’s effective tax rate. The Company recognizes interest and/or tax penalties related to income tax matters as a component of income tax expense. The Company believes it has appropriate support for the income tax positions taken or to be taken on tax returns and that the accruals for tax liabilities are adequate for all open years based on an assessment of relevant factors, including past experience and interpretations of tax law applied to the facts of each matter. The Company’s open years for federal tax returns are 2003 through 2006.

In February 2007, the FASB issued Statement of Financial Accounting Standards (SFAS) 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure financial assets and liabilities (except for those that are specifically scoped out of the Statement) at fair value. The election to measure a financial asset or liability at fair value can be made on an instrument-by-instrument basis and is irrevocable. The difference between carrying value and fair value at the election date is recorded as a transition adjustment to opening retained earnings. Subsequent changes in fair value are recognized in earnings. The effective date for SFAS 159 is as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is evaluating SFAS 159 and has not yet determined the impact the adoption will have on its consolidated financial statements, but it is not expected to be significant.

RECLASSIFICATIONS

Certain reclassifications have been made to the condensed consolidated financial statements to conform to the current period presentation.

STOCK-BASED COMPENSATION

The Company records compensation expense based on fair value for all awards. The Company recorded stock-based compensation expense based on the fair value of stock options and shares issued under the ESP Plan of approximately $538,000 and $135,000 for the three months ended March 31, 2007 and 2006, respectively.

Stock-based compensation is recognized over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional services (the “vesting period”). The Company’s stock incentive plans and the non-employee directors’ incentive plan provide that awards generally vest over a one to three year period. Any unexercised options expire between seven and ten years. The fair value of each grant is estimated as a single award and amortized into compensation expense on a straight-line basis over its vesting period. During the first quarter of 2007, the Company did not grant any options.

Notes to unaudited condensed consolidated financial statements—(continued)

The following table summarizes the Company’s stock option activity for the three months ended March 31, 2007 and 2006:

	2007			2006
		Weighted-	Aggregate		Weighted-	Aggregate
		average	intrinsic		average	intrinsic
		exercise	value		exercise	value
	Shares	price ($)	($000)	Shares	price ($)	($000)

Outstanding at beginning of year	1,510,189	$9.09	—	1,349,381	$3.81	$—
Granted	—	N/A	—	—	N/A	—
Exercised	(34,578)	4.79	(843)	(90,923)	3.45	(1,800)
Canceled	—	—	—	(667)	3.95	—

Outstanding at March 31	1,475,611	9.19	36,242	1,257,791	3.84	22,343
Options exercisable at March 31	1,112,968	6.03	30,856	1,220,291	3.56	22,020
Weighted-average fair value of options granted during first quarter		N/A			N/A

The weighted average remaining contractual life was 6.6 years at March 31, 2007, for stock options outstanding and exercisable. As of March 31, 2007, there was $1.9 million of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan. That expense is expected to be recognized over a weighted average period of two years.

The amount of cash received from the exercise of stock options and stock purchased through the ESP Plan was $275,000 and $313,000 in the first three months of 2007 and 2006, respectively. As of March 31, 2007, there were 176,799 shares available for purchase under the Employee Stock Purchase Plan, 522,500 shares available for grant under the 2006 Equity Incentive Plan, and 169,000 shares available for grant under the 1995 Stock Incentive Plan, which includes director stock options.

The Company offers eligible employees the option to purchase common stock of the Company under the ESP Plan at a 15% discount from the lower of the market price on the first trading date at the beginning of the current calendar quarter, or the last trading date of the current quarter. The Company issued 4,958 and 4,929 shares of Common Stock under the ESP Plan during the three months ended March 31, 2007 and 2006, respectively. The purchase price of the shares was $22.10 and $18.36 for the first quarter of 2007 and 2006, respectively, which equals 85% of the market price on the first or the last trading day of each quarter, whichever is less.

The following table shows the assumptions used in calculating the compensation expense for the ESP Plan shares issued during the quarter:

	Three months ended
	March 31,
	2007	2006

Expected life from vest date (in months)	3	3
Risk-free interest rate	4.88%	3.91%
Volatility	19.80%	13.50%

PROPOSED MERGER

On March 29, 2007, the Company and Summerville Senior Living, Inc. (Summerville) announced they have reached a definitive agreement whereby the Company will acquire all of the outstanding stock of

Notes to unaudited condensed consolidated financial statements—(continued)

Summerville pursuant to an Agreement and Plan of Merger (the Agreement). Under the terms of the Agreement, 8,500,000 shares of the Company’s common stock will be issued to the shareholders of Summerville, including Apollo Real Estate Investment Funds III and IV, (Apollo Funds), two real estate funds managed by Apollo Real Estate Advisors, and certain employees of Summerville. Certain loans outstanding from the Apollo Funds to Summerville will be satisfied through the distribution of the Company’s common stock issued in this transaction. After the merger, the former Summerville shareholders will hold approximately 31% of the Company’s outstanding stock.

The Apollo Funds, as holder of a majority of the voting stock of Summerville, have approved the merger. Saratoga Partners IV, LP and Daniel R. Baty, the Company’s chairman and chief executive officer, as combined holders of approximately 65% of the Company’s voting stock, have agreed to vote in favor of the merger. Consummation of the transaction is subject to the Company’s shareholder approval and is anticipated to close in the third quarter of 2007.

Summerville is a San Ramon, California-based operator of 81 communities comprising 7,935 units in 13 states, which provides independent living, assisted living, and Alzheimer’s and dementia related services to seniors. Upon completion of the merger, Summerville will be a wholly owned subsidiary of the Company and will retain the brand name in the operation of their communities. Granger Cobb, President and CEO of Summerville, will assume the titles of President and Co-CEO of Emeritus. Mr. Cobb and a representative designated by the Apollo Funds will each have a seat on the Company’s board of directors, thus, increasing the size of the board from the current eight members to ten.

After the merger, the Company will operate 283 communities in 36 states comprising 24,398 units with a capacity for over 28,000 residents. Mr. Baty will continue to serve as chairman and Co-CEO of the Company. The Company will continue to be traded on the AMEX under the symbol ESC.

2007 HCPI COMMUNITIES PURCHASE

On March 26, 2007, the Company completed the purchase of seven communities consisting of 453 units located in South Carolina for approximately $29.0 million, including closing costs. Pursuant to the leases described below, the Company had operated these facilities as assisted living and dementia care communities for seniors.

The seven acquired properties were part of an Amended and Restated Master Lease agreement dated September 18, 2002, between Health Care Property Investors, Inc. (HCPI), HCPI affiliates, Emeritus, and Emeritus affiliates. As a result of this asset purchase transaction, the master lease was amended to remove the purchased communities from the master lease effective March 26, 2007. The amendment also provided for the return of approximately $4.5 million in cash security deposits held by HCPI, of which approximately $1.2 million is considered a security deposit advance that is repayable in equal monthly installments of $20,000 or more. The cash security deposits were applied against the purchase price for the seven acquired properties. This master lease is accounted for as an operating lease by the Company.

Capmark Finance, Inc. (Capmark) provided variable rate mortgage financing of $23.6 million pursuant to a loan agreement dated March 26, 2007, by and among affiliated entities of Emeritus and Capmark Bank (the “Capmark Loan Facility”). Under the Capmark Loan Facility, the variable rate loan has a term of three years and bears interest at 290 basis points over the LIBOR rate, adjusted monthly and rounded upwards to the nearest .125%. The interest rate on the closing date was 8.22%. Monthly interest-only payments are required for the first year and, thereafter, monthly payments of principal and interest are based on a 25-year amortization period. The balance is due in full in April 2010. The Capmark Loan Facility is secured by all real, personal, and intangible assets used in the operation of the acquired communities. The loan may be repaid at any time upon written notice, if no events of default

Notes to unaudited condensed consolidated financial statements—(continued)

are continuing. The Company paid a 1.0% loan fee at closing and will be required to pay a 2.0% exit fee upon full payment of the loans. However, if the loans are refinanced with Capmark, the exit fee will be waived. The exit fee was accrued as an additional loan fee included in “Other assets, net” and a long-term liability included in “Other long-term liabilities” in the Condensed Consolidated Balance Sheet as of March 31, 2007. The loan agreement requires maintenance of a debt service coverage ratio, an aggregate minimum occupancy percentage, and payment of annual capital expenditures of at least $300 per unit.

2007 HRT COMMUNITIES PURCHASED

On March 15, 2007, the Company purchased 12 communities consisting of 786 units located in five states for a price of $99.0 million, plus transaction costs. The Company had leased four of these communities from Healthcare Realty Trust (HRT) since May 2002 and eight since May 2003. The four leases had been accounted for as capital leases and the eight leases had been accounted for as operating leases by the Company. As a result of this asset purchase transaction, the HRT leases were terminated. Upon termination of the four capital leases, the difference between the carrying amount of the leased assets and the lease obligation was recorded as an adjustment to the carrying amount of the assets, which represented a $3.5 million reduction to the cost basis of the purchased assets. Capmark Finance, Inc. provided fixed rate senior mortgage financing of $88.0 million at 6.515% per annum and second mortgage financing of $13.6 million at a variable rate equal to the LIBOR rate plus 325 basis points, rounded up to the nearest .125%, which equaled 8.625% per annum at the closing date. The senior mortgage has a term of five years, (with 1% exit fee if the debt is paid off or refinanced by anyone except Capmark), and monthly interest-only payments for three years and, thereafter, monthly payments of principal and interest based on a 25-year amortization, with the remaining balance due in full in April 2012. The second mortgage has a term of two years with monthly interest-only payments and is due in full in April 2009. The second mortgage has a 1% exit fee if paid off prior to the first anniversary date or a 2% exit fee is paid off after the first anniversary date, unless it is refinanced with Capmark. The exit fees were accrued as additional loan fees included in “Other assets, net” and a long-term liability included in “Other long-term liabilities” in the Condensed Consolidated Balance Sheet as of March 31, 2007. The total Capmark loan commitment of $101.6 million was used to pay the purchase price, transaction and financing costs, and to retire a $600,000 loan, as described below.

At the time of closing, the Company had approximately $32.8 million in loans outstanding with Healthcare Realty Trust, of which $11.4 million was secured by the leases on the 12 communities described above. Of the $11.4 million, $10.8 relates to the Series B Convertible Preferred Stock transaction in which Healthcare Realty Trust loaned such amount to pay the accumulated dividends due upon conversion of the Series B Preferred Stock. As part of this transaction, the $10.8 million loan was acquired by Mr. Baty on similar terms and conditions as the original loan, and the remaining $600,000 was paid off at closing.

2007 FRETUS COMMUNITIES PURCHASED

On February 22, 2007, the Company purchased 24 communities consisting of 1,651 units located in six states for a price of $145.1 million, including transaction costs. The Company had leased these communities from Fretus Investors LLC since October 2002. All leases had been accounted for as operating leases. As a result of this asset purchase transaction, the Fretus lease was terminated. Capmark Finance, Inc. provided fixed rate mortgage financing of $132.0 million and variable rate mortgage financing of $8.0 million. The fixed rate component has a term of five years and bears interest at 6.55% per annum (with a 1% exit fee payable if the debt is paid off or refinanced by anyone except Capmark), with monthly interest-only payments for two years and thereafter, monthly payments

Notes to unaudited condensed consolidated financial statements—(continued)

of principal and interest based on a 25-year amortization. The remaining balance is due in full in February 2012. The variable rate component has a term of three years and interest at 30-day LIBOR plus 1.8%, which was 7.12% at closing, and the same exit fee and payment schedule as for the fixed component. The exit fee was accrued as an additional loan fee included in “Other assets, net” and a long-term liability included in “Other long-term liabilities” in the Condensed Consolidated Balance Sheet as of March 31, 2007.

Fretus was a private investment joint venture between Fremont Realty Capital, which held a 65% interest, and a Baty-related entity, which held a 35% minority interest. Mr. Baty held a 16% indirect interest in the minority entity, personally guaranteed $3.0 million of the Fretus mortgage debt covering the communities and controlled the administrative member of Fretus. In conjunction with this transaction, the Baty-related entity provided $18.0 million in short-term financing to the Company, of which approximately $5.1 million, was used to fund the balance of the purchase price and the balance is available for general business purposes. The short-term debt is due in February 2009, bears interest at 9.0% per annum.

The allocation of the purchase price for the acquisitions discussed above was based on property appraisals. Aggregate purchase cost allocations were as follows (in thousands):

	HCPI	HRT	Fretus
	acquisition	acquisition	acquisition	Total

Land	1,546	13,128	31,447	46,121
Building	23,715	80,912	108,418	213,045
Equipment	3,633	2,581	3,760	9,974
Properties under capital leases, net	—	(17,304)	—	(17,304	)(a)
Restricted deposits	(4,543)	—	—	(4,543	)(b)
Loan fees	790	1,973	2,344	5,107
Long-term debt, net	23,600	101,000	158,000	282,600
Capital lease obligations	—	(20,818)	—	(20,818	)(a)
Other long-term liabilities	472	1,016	1,400	2,888	(c)

(a)	Four HRT properties were accounted for as capital leases. The termination of the leases created a $3.5 million difference between the carrying amount of the leased assets and the lease obligation, which was offset against the cost basis of the four properties acquired in this transaction.

(b)	Restricted deposits held by HCPI were refunded and used to pay a portion of the purchase price.

(c)	The Capmark loans require the payment of exit fees upon retirement or maturity of the debt. These were recorded as loan fees with a corresponding long-term liability.

DEBENTURE CONVERSION

In February 2007, the Company offered to pay a cash incentive to debenture holders if they elected to convert their debentures into common stock by giving written notice by March 8, 2007. The incentive payment was equal to the amount of interest that the holders would have received if the debentures were held to the maturity date of July 1, 2008.

Of the $26.6 million principal amount of debentures outstanding, holders of $16.1 million principal amount converted their debentures into 732,725 shares of common stock at the debentures’ stated conversion rate of $22.00 per share. Of the debentures converted into common stock, $15.8 million principal amount was owned by entities controlled by Mr. Baty. On April 16, 2007, the Company paid the incentive fee of $1.3 million in connection with this conversion, which amount would have been

Notes to unaudited condensed consolidated financial statements—(continued)

paid in three installments on July 1, 2007, January 1, 2008, and July 1, 2008, if the debentures were held to maturity. The incentive payment was expensed to “Other, net” in the Condensed Consolidated Statement of Operations in the first quarter of 2007.

2006 BLACKSTONE JOINT VENTURE

The Company holds a 19.0% interest in a joint venture (Blackstone JV) with Blackstone Real Property Group that acquired 22 of a portfolio of 25 properties as of March 31, 2007. The Blackstone JV expects to acquire the three additional properties in the second quarter of 2007 after licensing approvals are obtained.

The Company contributed $704,000 to the Blackstone JV and recorded equity losses of approximately $395,000 and management fee income of approximately $502,000 for the three months ended March 31, 2007.

SENIOR MED TRANSACTION

The Company owns a 9.5% indirect interest in Senior Med, a pharmacy services provider. In April 2007, the Company received written notice from Walgreen to exercise their purchase option rights and expects to close the transaction by May 31, 2007. The Company will receive approximately $8.5 million in cash for its equity share of the business and record a gain of approximately $7.0 million.

The Company recognized equity losses of $125,000 and $53,000 in its condensed consolidated statements of operations in the line item entitled “Equity losses in unconsolidated joint ventures” for the three months ended March 31, 2007 and 2006, respectively.

EMERITRUST TRANSACTIONS

As a part of a 2003 transaction in which the Company leased a separate group of Emeritrust communities that the Company had managed since 1999, the Company issued seven-year warrants to purchase 500,000 shares of its common stock at an exercise price of $7.60 per share to the owners of the communities, which included Mr. Baty. Warrants to purchase 400,000 shares were exercised in February 2006 and the Company received proceeds of $3.0 million. In March 2006, warrants to purchase 100,000 shares were exercised pursuant to a “net exercise” provision in which the Company issued 69,169 shares to the holders and 30,831 shares were used to pay the exercise price of $760,000, based on a price of $24.65 per share.

SERIES B CONVERTIBLE PREFERRED STOCK

On March 6, 2006, we issued 829,597 shares of common stock pursuant to the exercise of warrants for the purchase of 1.0 million common shares. The shares were purchased by the holders of the warrants pursuant to a “net exercise” provision of the warrants in which 170,403 shares subject to the warrants were used to pay the exercise price of $4.2 million. We received no cash proceeds from this transaction.

INCOME (LOSS) PER SHARE

The capital structure of Emeritus includes convertible debentures and stock options. In addition, the capital structure included common stock warrants in prior periods, which were exercised in February and March 2006. Basic net income (loss) per share is computed based on the weighted average shares outstanding and excludes any potential dilution. Net income (loss) per share is computed based on the weighted average number of shares outstanding plus dilutive potential common shares. Options and warrants are included using the “treasury stock method” to the extent they are dilutive. Certain shares

Notes to unaudited condensed consolidated financial statements—(continued)

issuable upon the exercise of stock options and conversion of convertible debentures have been excluded from the computation because the effect of their inclusion would be anti-dilutive.

The following table summarizes those that are excluded in each period because they are anti-dilutive (in thousands):

	Three months ended March 31,
	2007	2006

Convertible Debentures(1)	475	1,208
Options	1,476	—

	1,951	1,208

(1)	Approximately $5.4 million principal amount paid at maturity on January 3, 2006, and $16.1 million principal amount converted to common stock on March 8, 2007.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is the same as net income (loss) for the three-month periods ended March 31, 2007 and 2006.

LIQUIDITY

As of March 31, 2007, the Company has a working capital deficit of $54.6 million. The Company is able to operate in the position of a working capital deficit because revenues are collected more quickly, often in advance, than obligations are required to be paid. This can result in a low level of current assets to the extent cash has been deployed in business development opportunities or to pay down long-term liabilities. Along those lines, the working capital deficit includes, as part of current liabilities, $16.3 million of deferred revenue and unearned rental income. The level of current liabilities is not expected to change from period to period in such a way as to require the use of significant cash, except for the current portion of debt maturities of $24.2 million due by March 31, 2008, in addition to long-term debt maturities of $61.7 million due after March 2008 but prior to March 31, 2009, which the Company plans to refinance prior to their due dates or pay them off at maturity.

The Company has incurred significant losses since its inception and has an accumulated deficit of $216.7 million as of March 31, 2007. The Company believes these losses have resulted from its early emphasis on expansion, financing costs arising from multiple financing and refinancing transactions related to this expansion, occupancy rates remaining lower for longer periods than anticipated, and depreciation expense primarily from multiple capital leases.

The cash flows from operating activities have not always been sufficient to pay all of the Company’s long-term obligations and the Company has been dependent upon third party financing or disposition of assets to fund operations. The Company cannot guarantee that, if necessary in the future, such transactions will be available timely or at all, or on terms attractive to the Company.

Substantially all of the Company’s debt obligations mature at various dates beginning in March 2008, at which time the Company will need to refinance or otherwise repay the obligations. As a consequence of the Company’s property and lease transactions in 2007, its long-term debt has increased from $86.0 million at December 31, 2006, to $368.5 million at March 31, 2007. The Company’s obligations under operating leases have decreased from $299.3 million to $218.8 million, and its capital lease and financing obligations have decreased from $608.6 million to $582.7 million. Many of the Company’s

Notes to unaudited condensed consolidated financial statements—(continued)

debt instruments and leases contain “cross-default” provisions pursuant to which a default under one obligation can cause a default under one or more other obligations to the same lender or lessor. Such cross-default provisions affect the majority of the Company’s properties. Accordingly, any event of default could cause a material adverse effect on the Company’s financial condition if such debt or leases are cross-defaulted. Defaults can include certain financial covenants, which generally relate to lease coverage and cash flow. In addition, the Company is required to maintain the leased properties in a reasonable and prudent manner. For the three months ended March 31, 2007, the Company was in violation of one or more covenants in certain of its leases, but obtained waivers from the owners such that it was still deemed to be in compliance and thus, were not in default. The waivers expire on April 1, 2008.

Based on the Company’s current operating initiatives and the current cash position, management believes that the Company will be able to generate positive operating cash flow, or will have adequate cash reserves, or the ability to obtain adequate financing to cover any potential operating shortfalls and necessary investing and financing activities, including required debt service and capital expenditures for at least the next twelve months.

DISCONTINUED OPERATIONS

In December 2005, the Company sold a community in Las Vegas, Nevada. This transaction qualifies for discontinued operations treatment under SFAS No. 144 and the results of discontinued operations for the first quarter of 2006 is reported as a separate line item in the Condensed Consolidated Statements of Operations.

SUBSEQUENT EVENT

As discussed under the caption “Senior Med Transaction,” in April 2007, the Company received written notice from Walgreen to exercise their purchase option rights under the agreement and expect to close the transaction by May 31, 2007. The Company will receive approximately $8.5 million in cash for its equity share of the business and record a gain of approximately $7.0 million.

Report of Deloitte & Touche LLP Independent Auditors

To the Board of Directors of
Summerville Senior Living, Inc.
San Ramon, California

We have audited the accompanying consolidated balance sheets of Summerville Senior Living, Inc. and its subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Summerville Senior Living, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the accompanying 2005 and 2004 consolidated financial statements have been restated.

/s/  Deloitte & Touche LLP

San Francisco, California
June 7, 2007

Summerville Senior Living, Inc. and Subsidiaries
Consolidated balance sheets
December 31, 2006 and 2005
(In thousands, except share amounts)

	2006	2005

		(restated)

ASSETS
Current assets:
Cash and cash equivalents	$5,423	$5,766
Accounts receivable—net of allowance for doubtful accounts of $965 and $550	1,256	2,140
Prepaid expenses and other current assets	7,362	3,876

Total current assets	14,041	11,782
Restricted cash	8,661	2,093
Notes receivable from officers	1,223	189
Property and equipment—net	302,307	149,749
Deferred financing costs—net of accumulated amortization of $487 and $245	3,102	3,169
Leasehold acquisition costs—net of accumulated amortization of $1,470 and $129	20,646	5,391
Goodwill	14,770	14,770
Deposits and other assets	9,052	3,085

Total assets	$373,802	$190,228

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Trade accounts payable, accrued expenses, and other current liabilities	$11,555	$6,225
General and professional insurance liability	3,049	2,589
Accrued salaries and benefits	10,404	5,981
Real estate taxes payable	2,632	1,538
Income tax payable	1,544	916
Deposits	1,598	351
Deferred revenue	5,069	2,156
Current portion of long-term debt and capital lease obligations	8,346	2,601

Total current liabilities	44,197	22,357
Long-term debt	77,678	64,194
Financing obligations	308,878	168,109
Long-term interest payable to Apollo	60,325	44,171
Capital lease obligations	22,670	5,287
Deferred rent	10,582	5,188
Other long-term liabilities	156	130

Total liabilities	524,486	309,436

Stockholders’ deficit:
Common stock, $0.000001 par value—999,962,200,000 shares authorized, 2,203,805 issued and outstanding in 2006 and 2005	—	—
Convertible preferred stock, aggregate liquidation value of $1,076,274	28	28
Additional paid-in capital	83,419	83,419
Accumulated deficit	(234,131)	(202,655)

Total stockholders’ deficit	(150,684)	(119,208)

Total liability and stockholders’ equity	$373,802	$190,228

See Notes to consolidated financial statements.

Summerville Senior Living, Inc. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2006, 2005 and 2004
(In thousands)

	2006	2005	2004

		(restated)	(restated)

Revenues:
Rental and other resident service revenue	$221,684	$114,555	$94,914
Management/consulting fee revenue	899	2,336	542
Other	540	701	27

Total revenues	223,123	117,592	95,483

Operating expenses:
Salaries and benefits	105,368	56,160	42,809
Lease expense	37,135	14,335	19,276
General and administrative	54,276	26,586	24,529
Consultants and professional fees	7,691	3,302	3,262
Asset impairment charges	—	—	426
Loss (gain) on disposal of property and equipment	8	(1,031)	(58)

Total operating expenses	204,478	99,352	90,244

Operating income	18,645	18,240	5,239

Non-operating income (loss):
Interest income	487	179	46
Interest expense	(18,470)	(14,312)	(15,137)
Interest expense related to financing obligations	(21,400)	(8,710)	(1,028)
Depreciation and amortization	(10,077)	(4,708)	(3,939)

Total nonoperating loss	(49,460)	(27,551)	(20,058)

Loss from continuing operations before taxes	(30,815)	(9,311)	(14,819)
Provision for income taxes	(661)	(512)	(404)

Loss from continuing operations	(31,476)	(9,823)	(15,223)

Discontinued operations:
Loss from operations of divested facilities	—	(115)	(253)
Loss on divestment of facilities	—	—	17

Loss from discontinued operations	—	(115)	(270)

Net loss	$(31,476)	$(9,938)	$(15,493)

See Notes to consolidated financial statements.

Summerville Senior Living, Inc. and Subsidiaries
Consolidated statements of changes in stockholders’ deficit
Years ended December 31, 2006, 2005, and 2004
(In thousands, except share amounts)

			Convertible		Additional		Total
	Common Stock		Preferred Stock		paid-in	Accumulated	stockholders’
	Shares	Amount	Shares	Amount	capital	deficit	deficit

						(restated)	(restated)

Balance—December 31, 2003	2,203,805	$—	27,925,337	$28	83,419	$(176,844)	$(93,397)
Prior period adjustments and reclassifications	—	—	—	—	—	(380)	(380)

Balance—December 31, 2003	2,203,805	—	27,925,337	28	83,419	(177,224)	(93,777)
Net loss-restated	—	—	—	—	—	(15,493)	(15,493)

Balance—December 31, 2004	2,203,805	—	27,925,337	28	83,419	(192,717)	(109,270)
Net loss-restated	—	—	—	—	—	(9,938)	(9,938)

Balance—December 31, 2005	2,203,805	—	27,925,337	28	83,419	(202,655)	(119,208)
Net loss	—	—	—	—	—	(31,476)	(31,476)

Balance—December 31, 2006	2,203,805	$—	27,925,337	$28	83,419	$(234,131)	$(150,684)

See notes to consolidated financial statements.

Summerville Senior Living, Inc. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2006, 2005, and 2004
(In thousands, except share amounts)

	2006	2005	2004

		(restated)	(restated)

Cash flows from operating activities:
Net loss	$(31,476)	$(9,938)	$(15,493)
Loss from discontinued operations	—	115	270
Adjustments to reconcile net loss from operations to net cash provided by (used in) operating activities:
Depreciation and amortization	10,077	4,708	3,939
Litigation settlements	—	—	(188)
Provision for doubtful accounts	464	442	116
Asset impairment charges	—	—	426
Insurance proceeds from destruction of property and equipment	(261)	(407)	—
Loss (gain) on disposal of property and equipment	8	(1,031)	(75)
Changes in:
Accounts receivable	811	(1,985)	(190)
Prepaid expenses and other current assets	(5,414)	(2,426)	(1,205)
Deposits and other assets	2,186	(1,550)	839
Accounts payable and other accrued liabilities	5,855	1,425	(113)
Long-term interest payable to Apollo	16,154	11,947	11,103
Deferred revenue	2,913	(1)	948
Deferred rent	5,395	(3,533)	422

Net cash provided by (used in) operating activities from continuing operations	6,712	(2,234)	799
Net cash used in operating activities from discontinued operations	—	(96)	(200)

Net cash provided by (used in) operating activities	6,712	(2,330)	599

Cash flows from investing activities from continuing operations:
Additions to property and equipment	252	(3,353)	(1,899)
Acquisition of defaulted loan	—	(17,068)	—
Proceeds on disposal of property and equipment	2	1	—
Insurance proceeds from destruction of property and equipment	261	407	—
Cash payments for business combinations and lease intangibles, net of cash received	(30,554)	(5,520)	—
(Increase) decrease in restricted cash	(1,114)	(85)	271
(Increase) decrease in notes receivable from officers	(1,000)	47	(55)

Net cash used in investing activities from continuing operations	(32,153)	(25,571)	(1,683)

Cash flows from financing activities from continuing operations:
Cash paid for financing fees	—	—	(846)
Proceeds from issuance of debt	23,000	22,000	2,612
Proceeds from financing obligations	6,697	30,519	26,800
Payments on debt	(2,080)	(20,050)	(23,623)
Payments on interest payable to Apollo	(2,000)	(250)	(4,150)
Payments on capital lease obligations—net	(519)	(118)	(153)

Net cash provided by financing activities from continuing operations	25,098	32,101	640

Net (decrease) increase in cash and cash equivalents	(343)	4,200	(444)
Cash and cash equivalents—beginning of year	5,766	1,566	2,010

Cash and cash equivalents—end of year	$5,423	$5,766	$1,566

Supplemental disclosures of noncash transactions:
Write-off of accounts receivable	$196	$107	$204

Write-off of fully depreciated assets—main place	$—	$87	$—

Additions to property and equipment financed by increase in financing obligations	$99,167	$95,849	$—

Additions to property and equipment financed by increase in capital lease obligations	$18,346	$—	$—

Additions to property and equipment financed by foreclosure on defaulted loan	$—	$18,109	$—

Supplemental disclosure of cash flow information:
Cash paid for interest	$23,736	$23,059	$3,126

Cash paid for income taxes	$33	$—	$—

See notes to consolidated financial statements.

Summerville Senior Living, Inc. and Subsidiaries
Notes to consolidated financial statements

Years ended December 31, 2006, 2005, and 2004
(In thousands, except per share amounts)

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Summerville Senior Living, Inc. and its subsidiaries (the “Company”), a Delaware corporation, was incorporated on February 14, 1996, to acquire, develop, and operate senior living facilities. The Company is a national provider of Independent Living, Assisted Living, and Alzheimer/dementia facilities, operating in 13 states. The Company’s headquarters are located in San Ramon, CA. As of December 31, 2006, the Company operates 77 communities.

In 2006, the Company acquired 16 communities financed by sale-leaseback transactions with established groups of investors (see Note 6). In addition, the Company closed a transaction whereby it acquired 100% of the membership interests in Summerville Investors, LLC (“SI”). SI became a wholly owned subsidiary of the Company and owns (through leasehold interests) 17 communities that the Company had managed for a fee until that time (see Note 5).

Ownership structure

As of December 31, 2006 and 2005, 95% of the equity of the Company is owned by Apollo Real Estate Advisors Funds III and IV (“Apollo”), a real estate investment fund based in New York; 2.5% is owned by Health Care REIT, Inc. (“HCN”), and the remainder is owned by various institutional and individual investors.

Basis of consolidation

The consolidated financial statements include all of the subsidiaries of the Company over which it has majority ownership and financial and operating control. All significant intercompany transactions and accounts have been eliminated in the consolidated financial statements.

Management estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the valuation of the general and professional insurance liability, realizability of accounts receivable, deferred rent and useful lives of property for purposes of determining depreciation expense, and valuation of and assessments as to whether there is impairment in the value of long-lived assets and goodwill. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers cash and cash equivalents to include currency on hand, demand deposits, and all highly liquid investments with maturities less than three months at the date of purchase.

Restricted cash

As of December 31, 2006 and 2005, the Company maintains $8.7 million and $2.1 million, respectively, in a lending institution at interest rates ranging from 3.51% to 4.9% and 2.49% to 3.43%,

Notes to consolidated financial statements—(continued)

respectively. The cash is restricted as collateral for standby letters of credit required by the landlords of certain facilities leased and operated by the Company (see Note 10).

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful life of the asset or, if applicable, the length of the lease, ranging from 3 to 35 years. Repair and maintenance costs are expensed as incurred, whereas expenditures that improve or extend the service lives of assets are capitalized. Depreciation expense was $8.5 million, $4.3 million, and $4.0 million in 2006, 2005, and 2004, respectively.

The Company classifies assets as held for sale in accordance with SFAS 144, Accounting for the Disposal of Long Lived Assets. Assets classified as held for divestiture are stated at the lower of their carrying amount or estimated fair value less disposal costs. The major classes of assets and liabilities to be disposed of are reflected on the consolidated balance sheets as assets and liabilities held for divestiture. Depreciation is not recorded on assets classified as held for divestiture. As of December 31, 2006 and 2005, there were no assets or liabilities classified as held for divestiture. Loss from operations of divested facilities and loss on divestment of facilities are reflected in the consolidated statements of operations as loss from discontinued operations for all periods presented.

Goodwill

Goodwill represents the excess of acquisition costs over the fair value of the identifiable net assets acquired. On January 1, 2002, upon adoption of Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets, the Company ceased amortizing goodwill and began testing goodwill for impairment on an annual basis.

Leasehold acquisition costs

The Company recorded $16.6 million and $5.5 million related to intangible leasehold acquisition costs during 2006 and 2005 as part of the acquisition of communities. Amortization is computed using the straight-line method over the period of the remaining lease terms, ranging from 10 to 15 years. Amortization expense was $1.3 million in 2006, $0.1 million in 2005, and $0 in 2004.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount of the asset. Due to the ongoing operating losses of the Company, a complete impairment analysis of all facilities and related goodwill was performed as of December 31, 2006, 2005, and 2004. As a result of this analysis, no impairment charge was recorded during 2006 and 2005, while an impairment charge of $426 was recorded during 2004. These charges are included in asset impairment charges in the consolidated statements of operations.

Deposits and other assets

Deposits and other assets consist primarily of lease deposits, repair and replacements reserves, and insurance and property tax escrows required by landlords and lenders as part of operating lease agreements and loans.

Notes to consolidated financial statements—(continued)

Deferred financing costs

Costs incurred in connection with the issuance of debt are deferred and amortized over the term of the related financing agreements using the interest method.

General and professional liability insurance

The Company purchases professional and general liability insurance to cover general liability and malpractice claims. In 2006, 2005, and 2004, the Company purchased a claims-made policy, and as of December 31, 2006 and 2005, reserves of $3.0 million and $2.6 million, respectively, were recorded as an estimate for the Company’s potential deductibles and other liabilities related to incurred but not reported claims.

Deferred rent

Certain facility leases contain fixed escalations of the minimum annual lease payments during the original terms of the lease. For these leases, the Company recognizes rental expense on a straight-line basis and records the difference between rent expense and the amount currently payable under the lease as deferred rent.

Revenue recognition

Resident service revenue includes community processing fees, monthly rent and dining charges, and fees for assisted living services based upon a resident-specific needs and services assessment. Generally, community processing fees approximate up to one month’s rent and are received from new residents upon occupancy. Accordingly, community processing fees are recognized as income over the first 30 days of the resident’s occupancy. All other resident services revenue is recognized when services are rendered. Revenue received in advance is deferred until earned.

Income taxes

The Company provides for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established for deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Concentration of credit risk

As of December 31, 2006 and 2005, the Company had $14.1 million and $7.9 million, respectively, of cash, including restricted cash on deposit with financial institutions in excess of federally insured limits.

Financial instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, notes receivable, long term debt and financing obligations. At December 31, 2006 and 2005, the fair values of these instruments approximated their financial statement carrying amounts.

Stock-based compensation

As of January 2006, the Company accounts for stock option awards to employees using a modified prospective application, as permitted under FASB Statement No. 123R, Share-Based Payments. FASB Statement No. 123R establishes fair value as the measurement objective in accounting for share-based

Notes to consolidated financial statements—(continued)

payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for all share-based payment transactions with employees. The fair value-based method requires the Company to make assumptions to determine expected risk-free interest rates, stock-price volatility, dividend yield, and weighted-average option life. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. As all stock options were vested prior to January 2006, stock based compensation is not material for any period presented within these financial statements.

Total comprehensive loss

Total comprehensive loss consists of net loss and other comprehensive income/loss. For each of the three years in the period ended December 31, 2006, there were no items of other comprehensive income/loss.

Recent accounting pronouncements

In June 2006, the FASB Statement issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN No. 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Adoption of FIN No. 48 is not expected to have a significant impact on the Company’s consolidated results of operations and financial position.

Reclassification

Certain prior year amounts have been classified to conform with the 2006 presentation.

NOTE 2.  RESTATEMENT OF FINANCIAL STATEMENTS

In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2006, the Company determined that it had:

➢	misclassified certain insurance and property tax escrows as long-term assets instead of current assets in 2005, 2004, and earlier, resulting in a cumulative effect of $200,000 in 2003

➢	incorrectly calculated the straight-line lease expense for some of their leases in 2005 and 2004

➢	understated the depreciation of certain assets under capital lease in 2005, 2004, and earlier, resulting in a cumulative effect of $180,000 in 2003

➢	incorrectly capitalized costs incurred in 2004

➢	understated the provision for income tax gains due to sale-leaseback transactions in 2005 and 2004

➢	misclassified proceeds from insurance settlement as operating activities in 2005

➢	misclassified intangible assets acquired in business acquisitions in 2005

Notes to consolidated financial statements—(continued)

See below for a summary of the effects of these changes on the Company’s consolidated balance sheet as of December 31, 2005, and the Company’s consolidated statement of operations for the years ended December 31, 2005 and 2004.

	2005		2004
	As previously		As previously
	reported	As restated	reported	As restated

Balance Sheet Items as of December 31:
Prepaid expenses and other current assets	$1,989	$3,876	$—	$—
Property and equipment—net	150,009	149,749	—	—
Deposits and other assets	5,102	3,085	—	—
Leasehold acquisition cost—net	—	5,391	—	—
Goodwill	20,290	14,770	—	—
Income taxes payable	—	916	—	—
Deferred rent	4,876	5,188	—	—
Accumulated deficit	(200,908)	(202,655)	—	—
Total stockholder’s equity	$(117,461)	$(119,208)	$—	$—
Income Statement Items for the Years Ended December 31:
Lease expense	$14,279	$14,335	$19,220	$19,276
General and administrative	—	—	24,399	24,529
Depreciation and amortization	4,539	4,708	3,899	3,939
Provision for income tax	—	512	—	404
Net loss	$(9,201)	$(9,938)	$(14,863)	$(15,493)
Cash Flow Items for the Years Ended December 31:
Cash Flows From Operating Activities:
Insurance proceeds for destruction of property and equipment	$—	$(407)	$—	$—
Changes in:
Prepaid expenses and other current assets	(409)	(2,426)	(615)	(1,205)
Deposits and other assets	(3,567)	(1,550)	119	839
Accounts payable and other accrued expenses	913	1,425	(517)	(113)
Deferred rent	(3,589)	(3,533)	366	422
Net cash used in operating activities from continuing activities	(1,827)	(2,234)	—	—
Net cash used in operating activities	(1,923)	(2,330)	—	—
Cash Flows From Investing Activities:
Insurance proceeds for destruction of property and equipment	—	407	—	—
Cash payments for business combinations and lease intangibles, net of cash received	—	(5,520)	—	—
Acquisition of goodwill	(5,520)	—	—	—
Net cash used in investing activities	(25,978)	(25,571)	—	—

Notes to consolidated financial statements—(continued)

NOTE 3. MANAGEMENT’S PLANS TO ADDRESS NEGATIVE OPERATING RESULTS

The Company incurred net losses of $31.5 million, $9.9 million, and $15.5 million in 2006, 2005, and 2004, respectively. The Company had positive cash flows from operations of $7.6 million and $0.6 million for the years ended December 31, 2006 and 2004, respectively, and negative cash flows from operations of $2.3 million for the year ended December 31, 2005. These recurring net losses during the three years are due mainly to new acquisitions, interest expense and debt service requirements.

In 2001, the board of directors adopted a plan to address negative operating results. The plan included initiatives aimed at restructuring or divesting of underperforming leased facilities. In 2002, the restructuring and divesting of underperforming leased facilities was completed. The Company obtained a bridge loan facility (the “Bridge Loan”) from Apollo in 2000 initially for $15 million. Since then, the Bridge Loan has increased to $67 million from Apollo (see Note 8). As of December 31, 2006, $3.5 million is available for drawdown under the Bridge Loan. In June 2005, the Company completed a transaction initiated in 2004 with the sale-leaseback of two communities to Ventas Realty, LP. The Company utilized $2.3 million of the $6.2 million of net sales proceeds to pay down principal on Health Care Property Investors, Inc. (“HCPI”)’s $13.5 million loan (see Note 8). In May 2005, the Company exercised its purchase option for five properties and entered into a sale-leaseback transaction with HCPI that allowed the Company to repay its $5.2 million note to Healthcare Realty Trust (HRT) and to generate approximately $4.3 million in additional net proceeds. In May 2006, the Company utilized $21 million to acquire the membership interest of SI. In addition, Apollo has committed to continue to assist the Company in extending the maturity date of its outstanding Bridge Loan debt through June 30, 2008, and in arranging for additional sources of capital to fund acquisitions, operating deficits, capital expenditures, principal payments to lenders, and/or any additional amounts the Company may require to meet its cash flow requirements. Management believes the plan adopted above will be adequate to meet its cash flow requirements.

NOTE 4. DISCONTINUED OPERATIONS

The Company has taken significant steps to divest from and discontinue operations for unprofitable facilities.

Discontinued operations

During 2004, the Company did not renew their lease to operate the Chapman Manor assisted living facility. During 2005, the Company did not renew their lease to operate the Main Place assisted living facility. In 2006, there were no discontinued operations. The fixed assets related to these facilities were fully depreciated during their respective years and no impairment charge is recorded.

Loss from operations of divested facilities and divestment of facilities is reflected in the consolidated statements of operations as “Loss from discontinued operations.”

As of December 31, 2006, there were no assets and liabilities classified as held for divestiture.

Notes to consolidated financial statements—(continued)

Results of operations for the discontinued facilities during 2005 and 2004 are summarized as follows:

	2006	2005	2004

Statements of operations information:
Revenues	$—	$466	$2,399
Operating expenses	—	(562)	(2,599)

Operating loss	—	(96)	(200)
Depreciation and amortization	—	(19)	(53)

Operating loss before loss on divestment of facilities	—	(115)	(253)
Loss on divestment of facilities	—	—	(17)

Loss from discontinued operations	$—	$(115)	$(270)

NOTE 5. BUSINESS COMBINATION

Effective March 31, 2006, the Company purchased 100% of the membership interests in SI for $24.7 million. SI controlled, through leasehold interests, 17 properties all of which were managed by Summerville Management, LLC, a wholly owned subsidiary of the Company. Through March 31, 2006, the Company recorded $899 of management/consulting fee revenue associated with the 17 communities. Effective April 1, 2006, SI became a wholly owned subsidiary of the Company and the operating revenues and expenses of the 17 communities were consolidated together with the Company’s other operations.

The following table summarized the values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$2,049
Property and equipment	16,053
Leasehold acquisition costs	16,596
Other assets	14,111

Total assets acquired		$48,809
Current liabilities	(6,623)
Long-term debt	(14,543)
Other liabilities	(2,957)

Total liabilities assumed		(24,123)

Net assets acquired		$24,686

The leasehold acquisition cost of $16,596 represents an intangible leasehold interest of the 17 communities. Of the $14,111 in other assets, $11,181 relates to lease deposits and $2,488 to insurance and property tax escrows and replacement reserves and $443 to other assets. Current liabilities consist of residents’ deposits and prepayments of $2,051 and property tax accruals of $3,759 and other accruals of $813. The long-term debt of $14,543 consists of the financing obligation of the one community of $14,513 and $30 related to the capital lease. Other liabilities consist of management fees payable of $2,130 and other payables of $667.

NOTE 6. SALE-LEASEBACK TRANSACTIONS

Per FASB Statement No. 98, Accounting for Leases, a sale-leaseback transaction involving real estate must qualify as a sale under the provisions of FASB Statement No. 66, Accounting for Sales of Real Estate, before it is appropriate for the Company to account for the transaction as a sale. The below

Notes to consolidated financial statements—(continued)

transactions do not qualify as “full accrual” sales as defined in FASB Statement No. 66 because of purchase options that exist in the leases; therefore, the Company has recorded the $308.9 million in gross proceeds from the noted sale-leaseback transactions as financing obligations in the accompanying consolidated balance sheets.

In July 2004, the Company entered into a sale-leaseback agreement with Ventas Realty, LP, a public real estate investment trust, for the sale of four of the Company’s facilities. The first two of the four sale-leaseback transactions occurred during July 2004, the second two, located in Anaheim, CA and Tracy, CA were completed in February and July of 2005. The lease terms are 15 years with two five-year extension options. The Company has an option to purchase the facilities in years 7 through 12 of the term, as defined in the agreement.

In April 2005, the Company exercised its option to purchase five properties owned by HRT, including the Hillsborough, Litchfield Hills, Ocoee, Port Orange, and Stafford communities. In conjunction with the purchase of these facilities, the Company entered into a sales-leaseback transaction with HCPI. The Company repaid the $5.2 million note due to HRT and generated net proceeds of $4.3 million.

In August 2005, the Company entered into an agreement with Adult Care Group and HCP, Inc. to assume the leases for four assisted living facilities and to enter a simultaneous sale-leaseback transaction (with HCP) for five additional assisted living facilities. As part of the same acquisition, the Company entered into an agreement with Adult Care Group and Kading & Yellin to sublease four assisted living facilities. Eleven of the facilities are located in Florida, with the remaining two in Texas.

In December 2005, the Company purchased two notes from Ackerman/Zwirn that were attached to the Lakeland Hills and Irving assisted living facilities for approximately $17 million, negotiated a deed-in-lieu agreement with the borrower, and entered into a subsequent sales-leaseback transaction with HCP.

In February 2006, the Company purchased a 114-unit assisted living and Alzheimer community called Chestnut Hills located in Columbus, OH. The transaction was structured as a sale-leaseback with HCP for $8.9 million.

In April 2006, the Company purchased three purpose-built Alzheimer communities, totaling 62 units, located in Northern California from a small regional operator. The transaction was structured as a sale-leaseback with Ventas, Inc. for $10.4 million. In addition to these properties, Summerville closed on a 106-unit assisted living and Alzheimer community called Golden Pond in Bradenton, FL. The Company structured the deal as a sale-leaseback with Ventas, Inc. with a basis of $7.2 million.

In addition, in April 2006, the Company added two more sale-leaseback properties, Beckett Lake and Lake Mary, which were previously under management of SI. Beckett Lake entered into a sale-leaseback agreement with HCP in June 2005, and Lake Mary with Ventas, Inc. in March 2006.

In June 2006, the Company exercised purchase options on Carrollwood and Gainesville owned by Tampa-Cal LP and Gainesville-Cal LP, respectively, and entered into a sale-leaseback transaction with HCP for $27 million. Net proceeds of $6.9 million from the transaction were retained by the Company to be used for future growth and working capital.

In August 2006, the Company closed on a 100-unit assisted living community called Camelot Place located in Medina, OH. The $10.7 million transaction was financed through a sale-leaseback with Nationwide Health Properties, Inc. (NHP). The Company also acquired Fox Run, an 89-unit assisted living and Alzheimer community in Enon, OH, for $9.1 million and financed the transaction through a sale-leaseback with HCP.

Notes to consolidated financial statements—(continued)

In October 2006, the Company acquired two assisted living and Alzheimer properties from a regional operator in Ohio. The total transaction totaling $22 million included a 91-unit property in Mount Vernon, Ohio and an 89-unit property in Groveport, OH. The transaction was a sale leaseback transaction and added to a master lease with NHP. In addition, the Company closed on a five-property portfolio with 327 units for $31 million in October 2006. Three of the properties are located in Florida and other two properties are in Tennessee. The Company entered into a sale leaseback transaction and added to a master lease with HCP.

The monthly lease payments are reflected as interest expense as the payments approximate the Company’s effective interest yield. The financing obligations will remain recorded in the consolidated financial statements of the Company unless the purchase options are allowed to expire, and at that time, the Company will record a sale and a reduction of the financing obligations and related real estate. The facilities that recorded financing obligations are as follows:

Summerville at Hillsborough, Summerville at Stafford, Summerville at Litchfield Hills, Summerville at Port Orange, Summerville at Ocoee, Summerville at South Windsor, Summerville at Mentor, Summerville at Heritage Place, Summerville at Fairwood Manor, Summerville at Lakeland, Summerville at New Port Richey, Summerville at Venice, Summerville at Ocala East, Summerville at St. Augustine, Summerville at Lakeland Hills, Summerville at Irving, Summerville at Chestnut Hills, Summerville at Atherton, Summerville at Barrington, Summerville at Golden Pond, Summerville at Beckett Lake, Summerville at Carrollwood, Summerville at Gainesville, Summerville at Camelot Place, Summerville at Fox Run, Summerville at Lakeview, Summerville at HillenVale, Summerville at Wekiwa Springs, Summerville at Oak Park, Estate at Oak Ridge, The Terrace Estates and Summerville at Oviedo.

The future minimum lease payments required under the Company’s financing obligations (reflected as interest expense on the statement of operations) during the years beginning January 1, 2007, are as follows:

Financing
obligations

2007	$28,172
2008	28,945
2009	29,739
2010	30,607
2011	31,472
Thereafter	296,992

Total minimum payments	$445,927

Notes to consolidated financial statements—(continued)

NOTE 7.  PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2006 and 2005, consist of the following:

	2006	2005

	(restated)

Land	$51,626	$35,790
Buildings	219,796	104,493
Capital lease—buildings	28,111	11,123
Furniture	5,410	4,157
Equipment	5,287	3,647
Capital lease—equipment	2,063	828
Leasehold improvements	20,170	11,448

Total	332,463	171,486
Less accumulated depreciation	(30,156)	(21,737)

Property and equipment—net	$302,307	$149,749

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Notes to consolidated financial statements—(continued)

NOTE 8. LONG-TERM DEBT

Long-term debt as of December 31, 2006, 2005, and 2004, consists of the following:

	2006	2005

Secured:
Bridge Loan facility for borrowings of up to $67 million due to Apollo; interest at 25% per annum; principal and interest due June 30, 2008, facility secured by certain leasehold interests owned by the Company	$63,502	$42,502

Note payable to HCPI; interest at 12.5% per annum; interest payable monthly in arrears; principal payments of $238 payable quarterly through date of maturity, April 30, 2007 and extended to June 29, 2007; principal payment of $713 paid during 2006, note secured by certain facility leasehold interests	7,340	8,052

Note due to Apollo, interest at 12% per annum; interest and principal payable on June 30, 2008, note secured by certain leasehold interests owned by the Company	14,086	14,086

Unsecured:
Note payable to HCN; interest at 12%; interest payable monthly; principal payments of $200 per quarter commencing September 30, 2003; principal payments of $250 and $350 per quarter commencing for the years 2004 and 2005, respectively, and $350 due in first quarter in 2006, with principal due July 1, 2006 (note paid off during July 2006)	—	918

Note payable to Cox, West, Fischer, a lessor; interest at 7% per annum; principal and interest payable in monthly installments of $35; final payment due August 1, 2007	370	748

Note payable to Mission Felson, a lessor; interest at 9% per annum; principal and interest payable in monthly installments of $3; final payment due August 1, 2007	15	32

Note payable to HCPI; interest at 9% per annum; principal and interest payable in monthly installments of $3; final payment due September 1, 2010	118	144

Note payable to Ford Motor Credit; interest ranging from 0.9% to 3.9% per annum; principal and interest payable in monthly installments in aggregate of $5 (note paid off during September, 2006)	—	206

Total debt	85,431	66,688
Less current portion	(7,753)	(2,494)

Total long-term debt	$77,678	$64,194

During January 2005, the note payable to Prudential Huntoon Paige of $5 million was assumed by Ventas Realty, LP in conjunction with the sale leaseback transaction of Fairwood community. During April 2005, the Company exercised their option to purchase certain facilities from HR Acquisition I Corporation and the related note payable for $5.2 million was paid off in conjunction with this transaction. During May 2005, the note to HCN for $0.3 million was paid off.

During July 2006, the note payable to HCN of $0.9 million was paid off. During September 2006, the note payable to Ford Motor Credit of $0.2 million was paid off in conjunction with the capital lease transaction with NBR International Leasing Co.

Notes to consolidated financial statements—(continued)

In May 2007, the maturity date of a note between a wholly owned subsidiary of the Company and HCPI dated May 11, 1999, as amended, was extended to June 29, 2007.

Principal maturities of long-term debt as of December 31, 2006, are as follows:

Years Ending
December 31
2007	$7,753
2008	77,618
2009	33
2010	27
2011	—
Thereafter	—

Total	$85,431

NOTE 9.  RELATED-PARTY TRANSACTIONS

The Company holds two notes receivable from the former principal owner of Cobbco, Inc., now an officer of the Company. Cobbco, Inc., with 19 assisted living communities in California, was acquired by the Company in 1998. The interest-only notes bear interest at a rate of 4.51% and 7%, respectively. At December 31, 2006 and 2005, the total principal and accrued interest balance for the two notes was $1,223 and $189, respectively. No interest payments have been made with respect to either note, as such the total principal and unpaid interest is currently due. A waiver was granted by the board until December 31, 2007. The Company held another note receivable for a different officer of the Company, bearing interest at a rate of 5% and the principal and interest of $56 was paid off in 2005.

NOTE 10.  LETTER OF CREDIT COMMITMENTS

Pursuant to requirements in certain of the Company’s lease and insurance agreements, the Company is required to maintain irrevocable letters of credit totaling $8.4 million at December 31, 2006, and $1.9 million at December 31, 2005. The letters of credit are collateralized with cash or equivalents, which are classified as restricted cash in the consolidated balance sheets.

NOTE 11.  LEASE COMMITMENTS

Operating leases

The Company leases its corporate office space in California with a lease term expiring in 2011. Corporate office rental expense for the years ended December 31, 2006, 2005, and 2004, amounted to $588, $267, and $312, respectively.

The Company has entered into operating leases for 42 facilities. The operating lease terms range from 5 to 30 years, with certain options to extend. The leases are subject to annual increases based on the consumer price index and/or stated increases in the leases. The operating lease expense for the years ended December 31, 2006, 2005, and 2004, amounted to $36.5 million, $14.1 million, and $19.0 million, respectively.

In certain circumstances, the Company has not maintained the minimum required insurance coverage as specified in the lease agreements. In the opinion of management, the landlords do not consider this to be a technical violation of the covenants contained within the lease.

Notes to consolidated financial statements—(continued)

Capital leases

The Company leases certain equipment under capital leases. The original cost of the equipment capital leases included in property and equipment at December 31, 2006 and 2005, is $2.1 million and $0.8 million, respectively.

The Company leases 3 facilities that qualify for capital lease treatment based on the length of the lease, which extends for 35 years. As of December 31, 2006, the Company has $28.1 million of facilities under capital lease. The depreciation of the capital asset is included in depreciation and amortization expense in the consolidated statements of operations.

The future minimum lease payments required under the Company’s capital and operating leases during the years beginning January 1, 2006, are as follows:

	Capital leases	Operating leases

2007	$1,704	$37,103
2008	1,770	37,219
2009	1,691	37,747
2010	1,479	37,996
2011	1,436	37,957
Thereafter	31,368	286,948

Total minimum payments	39,448	$474,970

Interest on capital lease obligations	(16,185)

Net minimum payments	23,263
Current maturities of capital lease obligations	(593)

Long-term capital lease obligations	$22,670

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Notes to consolidated financial statements—(continued)

NOTE 12. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) are as follows (in thousands):

	2006	2005

Current:
Accrued compensation	$1,872	$1,178
Deferred revenue	1,964	835
Bad debts	374	213

Total current	4,210	2,226
Valuation allowance	(4,210)	(2,226)

Current—net	—	—

Noncurrent:
Fixed assets and land	(38,995)	(31,581)
Financing costs	(1,694)	(1,240)
Net operating loss carryforwards	43,640	40,310
Accumulated depreciation and amortization	2,646	341
Goodwill	1,707	1,940
Capital lease obligations	52,894	42,431
Straight-line rent reserve	4,347	1,889

Total noncurrent	64,545	54,090
Valuation allowance	(64,545)	(54,090)

Noncurrent—net	—	—

Total deferred tax asset	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by approximately $12.4 million and $.8 million for the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006, the Company had net operating loss forwards for federal income tax purposes of approximately $113 million, which expire beginning in the year 2020 through 2033. Net operating loss carry forwards for various state income tax purposes was approximately $60 million, which expire beginning in 2007.

Utilization of the Company’s net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss before utilization.

For the years ended in 2006, 2005, and 2004, a provision for income taxes of approximately $0.7 million, $0.5 million, and $0.4 million, respectively, was recorded due to the tax basis recognition of gains with respect to sale leaseback transactions. This accrual reflects the estimated amount of state income tax owed.

Notes to consolidated financial statements—(continued)

NOTE 13.  EQUITY

Common stock

At December 31, 2006 and 2005, there were 999,962,200,000 shares of voting common stock authorized and 2,203,805 shares outstanding. Holders of common stock are entitled to dividends if and when declared by the Board of Directors. All outstanding common stock options and warrants are exercisable into voting common stock.

Common stock reserved for future issuance

As of December 31, 2006, the Company has reserved shares of common stock for future issuance as follows:

Common stock warrants:
Issued in connection with Series B financing	17,500
Issued to nonemployees	15,000
Series A convertible preferred stock	2,483,089,436
Series B convertible preferred stock	13,117,628,584
Series C convertible preferred stock	29,333,069,205
Series D convertible preferred stock	18,335,748,158
Warrants issued in connection with financings:
Series E convertible preferred stock	14,114,821,998
Series F convertible preferred stock	80,564,616,954
Series G convertible preferred stock	729,098,541,800
Common stock options issued and outstanding	75,635
Common stock options available under stock option plans	352,840

Total	887,047,977,110

Common stock warrants

In conjunction with the sale of additional Series B convertible preferred stock by the Company, the Company retained a financial advisor. Upon successful closing of $7 million in preferred equity, this advisor received 17,500 warrants at an exercise price of $13.00 per share. The warrant was issued on November 6, 1997, and expires on November 6, 2007.

In conjunction with investment banking services related to equity financing, the Company has issued a warrant certificate to an investment banker for the purchase of up to 15,000 shares of the Company’s common stock at an exercise price of $3.75 per share. The warrant was issued on July 19, 1997, and expires on July 19, 2007.

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Notes to consolidated financial statements—(continued)

Convertible preferred stock

As of December 31, 2006, the Company’s convertible preferred stock is as follows:

					Aggregate
	Par	Shares	Carrying	Conversion	liquidation
Series	value	authorized	value	price	preference

Series A convertible preferred stock	$0.001	3,000,000	2,669,500	$0.00108	$2,670
Series B convertible preferred stock:	0.001	7,700,000
Series B-1			3,076,923	0.00110	4,000
Series B-2			4,349,270	0.00119	11,568
Series C convertible preferred stock	0.001	14,600,000	10,571,429	0.00126	37,000
Series D convertible preferred stock	0.001	7,200,000	6,258,217	0.00128	23,468
Series E convertible preferred stock	0.001	2,477,000	—	0.00132	—
Series F convertible preferred stock	0.001	400,000	—	0.00154	—
Series G convertible preferred stock	0.001	1,000,000	999,998	0.05000	997,568

The shares of the Company’s Series A, B, C, D, E, F, and G have similar rights and preferences, except that the Company’s Series A convertible preferred stock has priority over the other series of preferred stock on dividends. The rights, preferences, and privileges of the holders of Series A, B, C, D, E, F, and G convertible preferred stock are as follows:

Dividends.  Holders of shares of Series A convertible preferred stock are entitled to cumulative dividends, when and if declared by the Board of Directors, of $0.07 per share per annum. Holders of shares of Series B, C, D, E, F, and G are entitled to noncumulative dividends, when and if declared by the Board of Directors. No dividends were declared or paid during 2006 or 2005.

Conversion.  Holders of shares of Series A, B, C, D, E, F, and G convertible preferred stock have the right, at their option, at any time to convert such shares to common stock based on the effective conversion rate. In addition, such convertible preferred shares must be converted upon the closing of an underwritten public offering with aggregate proceeds equal to or greater than $6 million.

Liquidation.  In the event of any liquidation, dissolution, or winding-up of the corporation, holders of shares of Series A, B, C, D, E, F, and G convertible preferred stock are entitled to receive, prior and in preference to payment or distribution to common stockholders or any other stock ranking junior to Series A, B, C, D, E, F, and G convertible preferred stock, a distribution as follows:

Per share
liquidation
Series	preference

Series A	$1.0000
Series B:
Series B-1	1.3000
Series B-2	2.6000
Series C	3.5000
Series D	3.7500
Series E	4.8446
Series F	50.0000
Series G	997.5688

Voting.  Holders of shares of Series A, B, C, D, E, F, and G convertible preferred stock vote equally with holders of shares of common stock on an as-if-converted basis.

Notes to consolidated financial statements—(continued)

Series D convertible preferred stock

During 2000, the Company issued and sold 1,458,217 shares of Series D convertible preferred stock at fair value of $3.75 per share for total proceeds of $5.5 million to Apollo (800,000 shares), HealthSouth Corporation (266,667 shares), and various investors (391,550 shares).

In connection with the Series D convertible preferred stock issuance, the Company and its major stockholders entered into a stockholders’ agreement with Apollo on November 19, 1999. This agreement gives Apollo certain rights, including the first right of refusal on the additional sale of stock by the Company, participation rights in the event the other stockholders sell shares, the right to elect three directors, the right to select a new management team in the event of financial default by the Company, and commencing November 20, 2002, the right, in the event that the Company has not completed a public offering by such date, to sell all its shares of capital stock to the Company and, if such shares are not purchased by the Company, the right to effect a sale of the Company. As of December 31, 2006, Apollo has not exercised their rights to sell the Company.

Series E convertible preferred stock and related warrant

During 2000, the Company issued warrant certificates to Apollo for the purchase of up to 2,477,000 shares of Series E convertible preferred stock at an exercise price of $0.001 per share in conjunction with a guarantee by Apollo of debt issued by the Company in the amount of $4.5 million. The warrants expire on June 6, 2010. As of December 31, 2006 and 2005, no shares of Series E convertible stock have been issued.

Series F convertible preferred stock and related warrant

During 2000, the Company issued warrant certificates to Apollo for the purchase of up to 400,000 shares of Series F convertible preferred stock at an exercise price of $0.001 per share in conjunction with debt issued by the Company to Apollo in the amount of $4 million. The warrants expire on July 21, 2010. As of December 31, 2006 and 2005, no shares of Series F convertible stock have been issued.

Series G convertible preferred stock

During 2000, the Company issued a total of 1,000,000 shares of Series G convertible preferred stock to Apollo (972,226 shares) and HCN (27,774 shares). The shares were issued to Apollo in consideration for Apollo having provided funding in the form of a promissory note for $14.1 million. The shares issued to HCN were in connection with the settlement of certain liabilities due to HCN. In December 2002, Apollo elected to convert two shares to common stock. Each share of Series G convertible preferred stock converts to 729,100 shares of common stock.

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Notes to consolidated financial statements—(continued)

NOTE 14.  STOCK OPTION PLAN

The Company’s Board of Directors adopted an employee stock option plan (the “Plan”) on March 1, 1996. The Company has reserved 400,000 shares of common stock for issuance upon exercise of incentive stock options (ISO) or nonqualified stock options (NQSO) to be granted under the Plan. The exercise price is determined by the Board of Directors. In the case of ISOs, the exercise price will not be less than 100% of the common stock’s fair market value on the date of the grant. In the case of NQSOs, the exercise price shall be determined by the Board of Directors and may be less than fair market value. Each option has a term of 10 years and is exercisable pursuant to a vesting schedule determined by the Board of Directors, generally not exceeding five years. There is no intrinsic value for the options. The Company has not granted any stock options since May 2000 and all granted options had been fully vested by December 2005.

		Weighted-average
	Options	exercise price	Vested price

Outstanding—January 1, 2004	75,635	$15.66	$15.41
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—

Outstanding—December 31, 2004	75,635	15.66	17.23
Exercisable at December 31, 2004	75,635	15.66	17.23
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—

Outstanding—December 31, 2005	75,635	15.66	15.66
Exercisable at December 31, 2005	75,635	15.66	15.66
Granted	—	—	—
Exercised	—	—	—
Forfeited	28,475	11.42	—

Outstanding—December 31, 2006	47,160	14.89	14.89

Exercisable at December 31, 2006	47,160	14.89	14.89
Available for grant at December 31, 2006	352,840	14.89	14.89

Vested, expected to vest at December 31, 2006	47,160	$14.89	$14.89

The following table summarizes information about outstanding and vested stock options at December 31, 2006:

	Options outstanding			Options vested
		Weighted-average
		remaining
	Shares	contractual life	Weighted-average	Shares	Weighted-average
Range of exercise price	outstanding	(years)	exercise price	exercisable	exercise price

$10.00—$13.00	35,530	1.52	$11.07	35,530	$11.07
$17.30—$26.00	8,144	1.60	21.84	8,144	21.84
$37.50—$38.50	3,486	3.00	37.61	3,486	37.61

Total	47,160		$14.89	47,160	$14.89

Notes to consolidated financial statements—(continued)

Additional stock plan information

As discussed in Note 1, the Company accounts for its stock-based awards using the modified prospective application, as permitted under FASB Statement No. 123R a revision of FASB Statement No. 123, as amended. All granted options have been fully vested by December 31, 2005.

The present value of each option award is estimated on the date of grant using the Black-Scholes option valuation. No options have been granted since May 2000.

NOTE 15.  BENEFIT PLAN

The Company has a 401(k) plan available to most employees. Participants may contribute a percentage of compensation up to the maximum permitted by the Internal Revenue Code. The Company may make discretionary matching and/or additional discretionary contributions. During 2006, 2005, and 2004, the Company made discretionary contributions of $143, $110, and $40 respectively.

NOTE 16.  LITIGATION AND CONTINGENT LIABILITIES

One or more of the Company’s subsidiaries are as defendants in certain resident-related matters. The Company maintains general and professional liability insurance coverage and has systems in place for tracking and managing community incidents. Management does not believe that the settlement of any active claims will have a material adverse impact on the consolidated financial position of the Company. In March 2007, the Company settled a legal dispute with a former development partner.

NOTE 17.  SUBSEQUENT EVENTS

In 2007, Summerville entered into a development agreement with McClain Development Co. Inc., for a 106 unit assisted living and Alzheimer-dementia property in Grove City, OH. The agreed purchase price including building, land, and fixed assets will be $12.8 million and the project is targeted for a December 2007 opening.

In January 2007, the Company acquired two assisted living and Alzheimer-dementia properties from an individual regional operator in Ohio. The transaction of $25.3 million included a 103-unit property in Zanesville, OH and an 89 unit property in Medina, OH. The transaction was established as an operating lease and added to a master lease with NHP.

In March 2007, the Company acquired two assisted living and Alzheimer-dementia properties from Paramount Health Resources, Inc., a regional operator in the Midwest and East Coast. The transaction of $28.6 million included a 104-unit property in Westerville, OH and a 115 unit property in Dayton, OH. HCN financed the transaction with a combination of lease and a leasehold loan.

On March 29, 2007, Emeritus Corporation , a national provider of assisted living and Alzheimer’s and related dementia care services to senior citizens, and the Company announced that they had reached a definitive agreement whereby Emeritus will acquire all of the outstanding stock of the Company pursuant to an Agreement and Plan of Merger (the “Agreement”). Under the terms of the Agreement, 8,500,000 shares of common stock of Emeritus will be issued to the shareholders of the Company, including Apollo and certain employees of the Company. Certain loans outstanding from Apollo to the Company will be satisfied through the distribution of the Emeritus common stock issued in this transaction. After the merger, the former shareholders of the Company will hold approximately 31% of the outstanding stock of Emeritus. Consummation of the transaction is subject to Emeritus shareholder approval and is anticipated to close in July 2007. After the merger, Emeritus will operate 284 communities in 36 states comprising 24,448 units with a capacity for over 28,000 residents.

Notes to consolidated financial statements—(continued)

In May 2007, Ventas Realty, LP (“Ventas”), a public real estate investment trust, notified the Company that an event of default had occurred affecting certain assisted living and dementia care communities. The notice demanded a $1.7 million increase in the Company’s aggregate security deposits in order to cure the default. The Company paid the required amount in conjunction with an advance from Apollo of $1.7 million. In June 2007, Ventas notified the Company that an additional $0.3 million increase in the Company’s aggregate security deposit was required to cure the default. The Company paid the additional amount.

Summerville Senior Living, Inc.
Consolidated balance sheets
(Unaudited)
(In thousands)

	March 31,	December 31,
	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$7,065	$5,423
Accounts receivable—net of allowance for doubtful accounts of $958 and $965	1,465	1,256
Prepaid expenses and other current assets	7,594	7,362

Total current assets	16,124	14,041
Restricted cash	8,689	8,661
Notes receivable from officers	1,238	1,223
Property and equipment—net	341,289	302,307
Deferred financing costs—net of accumulated amortization of $549 and $487	3,042	3,102
Leasehold acquisition cost—net of accumulated amortization of $1,856 and $1,470	20,010	20,646
Goodwill	14,770	14,770
Deposits and other assets	9,179	9,052

Total assets	$414,341	$373,802

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Trade accounts payable and other accrued expenses	$37,068	$35,851
Current portion of long-term debt and capital lease obligations	9,393	8,346

Total current liabilities	46,461	44,197
Long-term debt	90,530	77,678
Financing obligations	308,877	308,878
Long-term interest payable to Apollo	64,717	60,325
Capital lease obligations	48,030	22,670
Deferred rent	10,892	10,582
Other long-term debt	163	156

Total liabilities	569,670	524,486

Stockholders’ deficit:
Common stock, $0.000001 par value—999,962,200,000 shares authorized, issued and outstanding at March 31, 2007 and December 31, 2006	—	—
Convertible preferred stock, aggregate liquidation value of $1,076,274	28	28
Additional paid-in capital	83,419	83,419
Accumulated deficit	(238,776)	(234,131)

Total stockholders’ deficit	(155,329)	(150,684)

Total liability and stockholders’ equity	$414,341	$373,802

See accompanying notes to unaudited condensed consolidated financial statements.

Summerville Senior Living, Inc.
Consolidated Statements Of Operations
(Unaudited)
(In thousands)

	Three months ended March 31,
	2007	2006

Revenues:
Rental and other resident service revenue	$69,386	$38,524
Management/consulting fee revenue	—	899
Other	4	2

Total revenues	69,390	39,425

Operating expenses:
Salaries and benefits	31,936	19,709
Lease expense	10,291	5,722
General and administrative	15,610	9,567
Consultants and professional fees	1,078	1,110

Total operating expenses	58,915	36,108

Operating income	10,475	3,317

Non-operating income (loss):
Interest income and dividends	137	43
Interest expense	(5,135)	(3,703)
Interest expense related to financing obligations	(6,908)	(3,897)
Depreciation and amortization	(3,214)	(2,253)

Total nonoperating loss	(15,120)	(9,810)

Net loss before income taxes	(4,645)	(6,493)

Provision for income taxes	—	(246)

Net loss	$(4,645)	$(6,739)

See accompanying notes to unaudited condensed consolidated financial statements.

Summerville Senior Living, Inc.
Statement of cash flow
(Unaudited)
(In thousands)

	Three months ended March 31,
	2007	2006

Cash flows from operating activities:
Net loss	$(4,645)	$(6,739)
Depreciation and amortization	3,214	2,253
Provision for doubtful accounts	74	(89)
Changes in:
Accounts receivable	(283)	(1,096)
Prepaid expenses and other assets	(232)	(1,541)
Deposits and other assets	100	(37)
Interest accrual-Apollo loan	4,391	3,079
Accounts payable and other liabilities	(929)	(78)
Deferred revenue	1,582	1,473
Deferred rent	310	857

Net cash provided (used) in operating activities	3,582	(1,918)

Cash flows from investing activities:
Capital expenditures	(1,258)	(374)
Business acquisition	(12,850)	66
Interest in restricted cash	(28)	27

Net cash (used) in investing activities	(14,136)	(281)

Cash flows from financing activities:
Proceeds from financing obligations	12,865	—
Payments on debt	(350)	(694)
Payments on capital lease	(319)	(156)

Net cash provided (used) in financing activities	12,196	(850)

Net increase (decrease) in cash	1,642	(3,049)
Beginning of period—cash and cash equivalents	5,423	5,766

End of period—cash and cash equivalents	$7,065	$2,717

See accompanying notes to unaudited condensed consolidated financial statements.

Summerville Senior Living, Inc.
Notes to unaudited condensed consolidated financial statements

ORGANIZATION AND BASIS OF PRESENTATION

Summerville Senior Living, Inc. and its subsidiaries (the “Company”), a Delaware corporation, was incorporated on February 14, 1996, to acquire, develop, and operate senior living facilities. The Company is a national provider of Independent Living, Assisted Living, and Alzheimer’s/dementia facilities, operating in 13 states. The Company’s headquarters are located in San Ramon, California. As of March 31, 2007, the Company operates 81 communities by virtue of long-term leaseholds.

The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

The condensed, consolidated financial statements include all of the subsidiaries of the Company over which it has majority ownership and financial and operating control. All significant intercompany transactions and accounts have been eliminated in the condensed, consolidated financial statements.

The unaudited interim financial information furnished herein, in the opinion of the Company’s management, reflects all adjustments, consisting of only normally recurring adjustments, which are necessary to state fairly the condensed consolidated financial position as of March 31, 2007, and the results of operations, and cash flows of Summerville for the three-month periods ended March 31, 2007 and 2006. The results of operations for the period ended March 31, 2007, are not necessarily indicative of the operating results for the full year. The Company presumes that those reading this interim financial information have read or have access to its 2006 audited consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2007, the Company adopted FASB Statement issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN No. 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Adoption of FIN No. 48 did not have a significant impact on the Company’s consolidated results of operations or financial position.

PROPOSED MERGER

On March 29, 2007, Emeritus Corporation , a national provider of assisted living and Alzheimer’s and related dementia care services to senior citizens, and the Company announced that they had reached a definitive agreement whereby Emeritus will acquire all of the outstanding stock of the Company pursuant to an Agreement and Plan of Merger (the “Agreement”). Under the terms of the Agreement, 8,500,000 shares of common stock of Emeritus will be issued to the shareholders of the Company, including Apollo and certain employees of the Company. Certain loans outstanding from Apollo to the Company will be satisfied through the distribution of the Emeritus common stock issued in this transaction. After the merger, the former shareholders of the Company will hold approximately 31% of the outstanding stock of Emeritus. Consummation of the transaction is subject to Emeritus shareholder approval and is anticipated to close in July 2007. After the merger, Emeritus will operate 284 communities in 36 states comprising 24,448 units with a capacity for over 28,000 residents.

Notes to unaudited condensed consolidated financial statements — (continued)

Completion of the transaction is subject to the Company’s shareholder approval and is anticipated to close in the third quarter of 2007.

ACQUISITIONS

In January 2007, the Company acquired two assisted living and Alzheimer/dementia properties from an individual regional operator in Ohio. The transaction of $25.3 million included a 103-unit property in Zanesville, OH and an 89 unit property in Medina, OH. The transaction was established as an operating lease and added to a master lease with NHP.

In March 2007, the Company acquired two assisted living and Alzheimer/dementia properties from Paramount Health Resources, Inc., a regional operator in the Midwest and East Coast. The transaction of $28.6 million included a 104-unit property in Westerville, OH and a 115 unit property in Dayton, OH. HCN financed the transaction with a combination of lease and a leasehold loan.

LITIGATION AND CONTINGENT LIABILITIES

One or more of the Company’s subsidiaries are defendants in certain resident-related matters. The Company maintains general and professional liability insurance coverage and has systems in place for tracking and managing community incidents. Management does not believe that the settlement of any active claims will have a material adverse impact on the consolidated financial position of the Company.

SUBSEQUENT EVENT

In May 2007, the maturity date of a note with a principal balance of $7.1 million between a wholly owned subsidiary of the Company and Health Care Property Investors, Inc. dated May 11, 1999 as amended was extended to June 29, 2007.

In May 2007, Ventas Realty, LP (Ventas), a public real estate investment trust, notified the Company that an event of default had occurred affecting certain assisted living and dementia care communities. The notice demanded a $1.7 million increase in the Company’s aggregate security deposits in order to cure the default. The Company paid the required amount in conjunction with an advance from Apollo of $1.7 million. In June 2007, Ventas notified the Company that an additional $0.3 million increase in the Company’s aggregate security deposit was required to cure the default. The Company paid the additional amount.

Unaudited pro forma condensed consolidated financial information

INTRODUCTION

The following tables present unaudited pro forma condensed consolidated financial information of Emeritus Corporation as of and for the three months ended March 31, 2007, and the year ended December 31, 2006.

The following unaudited pro forma condensed consolidated financial statements are adjusted, as described below, to give pro forma effect to the following transactions, collectively the pro forma adjustments:

1.	The proposed merger with Summerville Senior Living, Inc. (“Summerville”), referred to as the “Summerville Acquisition.”

2.	Emeritus transactions consisting of (a) the acquisition of the 101-unit Arbor Place community in July 2006 formerly managed by Emeritus; (b) the acquisition of the 24 Fretus communities in February 2007 formerly operated by Emeritus under long-term leases; (c) the acquisition of the 12 HRT communities in March 2007 formerly operated by Emeritus under long-term leases; (d) the acquisition of the 7 HCPI communities in March 2007 formerly operated by Emeritus under long-term leases; (e) the accelerated conversion of $16.12 million of 6.25% Convertible Subordinated Debentures into 732,725 shares of common stock in March 2007; and (f) the December 2006 investment in a joint venture with Blackstone Real Estate Advisors and the related management contracts for 24 communities. All of these transactions are collectively referred to as the “Emeritus Transactions.”

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2007, gives effect to the Summerville Acquisition using the purchase method of accounting as if it had occurred on March 31, 2007. The unaudited pro forma condensed consolidated statements of operations for three months ended March 31, 2007, and the year ended December 31, 2006, give effect to the Summerville Acquisition and the Emeritus Transactions as if they had occurred at the beginning of the respective periods.

The unaudited pro forma merger transaction adjustments and the resulting unaudited pro forma condensed consolidated financial statements were prepared based on available information and certain assumptions and estimates described in the notes to the unaudited pro forma condensed consolidated financial information. The estimated acquisition costs related to Summerville have been allocated to the assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of the expected date of acquisition. Any differences between the fair value of the consideration paid and the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The amounts allocated to the acquired assets and assumed liabilities in the unaudited pro forma condensed consolidated balance sheet are based on these preliminary estimates. Accordingly, the pro forma purchase price allocation is preliminary and is subject to revision based on a final determination of fair value after closing of the acquisition. The preliminary allocation has been made solely for the purpose of providing unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial statements do not purport to represent what our financial position or results of operations would have been had the Summerville Acquisition and

Emeritus Transactions occurred on the date indicated or to project our financial position or results of operations for any future period. Furthermore, the unaudited pro forma condensed consolidated financial statements do not reflect changes which may occur as a result of activities after the Summerville Acquisition closes. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with Summerville’s consolidated financial statements and related notes as of and for the three months ended March 31, 2007, and as of December 31, 2006, and for each of the years in the three year period ended December 31, 2006, filed as exhibits to our current report filed on Form 8-K on June 12, 2007, and our consolidated financial statements filed with the Securities and Exchange Commission in our annual report on Form 10-K for the year ended December 31, 2006, and our quarterly report on Form 10-Q for the three months ended March 31, 2007.

Unaudited pro forma condensed consolidated balance sheet

As of March 31, 2007
(In thousands)

				Emeritus and
		Summerville	Merger	Summerville
	Emeritus	as reported	transaction	pro forma
	as reported	(reclassified)	adjustments	consolidated
	(condensed)	note 5	note 4	(condensed)

ASSETS
Current Assets:
Cash and cash equivalents	$23,214	$7,065	$(1,620)	$28,659
Accounts receivable, net	4,940	1,465	—	6,405
Prepaid expenses and other current assets	30,739	7,594	—	38,333

Total current assets	58,893	16,124	(1,620)	73,397
Property and equipment, net	844,129	341,289	(254,323)	931,095
Lease and contract intangibles, net	23,188	20,010	179,961	223,159
Goodwill	—	14,770	56,230	71,000
Other assets	26,809	22,148	(3,145)	45,812

Total Assets	$953,019	$414,341	$(22,897)	$1,344,463

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Trade accounts payable	$3,642	$10,832	$—	$14,474
Current portion of long-term debt	46,218	9,393	(1,688)	53,923
Accrued employee compensation and benefits	21,517	9,083	—	30,600
Other accrued expenses and liabilities	42,155	17,153	—	59,308

Total current liabilities	113,532	46,461	(1,688)	158,305
Long-term debt, net	344,327	12,942	—	357,269
Financing and lease obligations, net	560,633	356,907	(300,186)	617,354
Convertible debentures	10,455	—	—	10,455
Long-term debt and interest payable to Apollo	—	142,305	(142,305)	—
Other long-term liabilities	35,635	11,055	(10,892)	35,798

Total Liabilities	1,064,582	569,670	(455,071)	1,179,181

Shareholders’ equity (deficit):
Common stock	2	—	1	3
Convertible preferred stock	—	28	(28)	—
Additional paid-in capital	105,184	83,419	193,425	382,028
Accumulated earnings (deficit)	(216,749)	(238,776)	238,776	(216,749)

Total Shareholders’ Equity (Deficit)	(111,563)	(155,329)	432,174	165,282

Total Liabilities and Shareholders’ Equity (Deficit)	$953,019	$414,341	$(22,897)	$1,344,463

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited pro forma condensed consolidated statement of operations

For the year ended December 31, 2006
(Unaudited, in thousands, except per share amounts)

					Emeritus and
		Emeritus	Summerville	Merger	Summerville
	Emeritus	pro forma	as reported	transaction	pro forma
	as reported	transactions	(reclassified)	adjustments	consolidated
	(condensed)	note 3	note 5	note 4	(condensed)

REVENUES:
Community revenues	$419,978	$1,453	$221,684	$—	$643,115
Management fees	1,887	2,039	899	—	4,825

Total revenues	421,865	3,492	222,583	—	647,940

OPERATING EXPENSES:
Community operations	272,812	938	144,590	—	418,340
Texas lawsuit settlement	(12,207)	—	—	—	(12,207)
General and administrative	38,078	450	22,745	—	61,273
Depreciation and amortization	50,478	7,646	9,833	31,293	99,250
Facility lease expense	44,545	(15,056)	37,135	28,149	94,773

Total operating expenses	393,706	(6,022)	214,303	59,442	661,429

Operating income (loss) from continuing operations	28,159	9,514	8,280	(59,442)	(13,489)

OTHER INCOME (EXPENSE):
Interest income	2,893	—	487	—	3,380
Interest expense, debt and other	(7,995)	(20,139)	(18,714)	17,729	(29,119)
Interest expense, capital and financing leases	(41,257)	2,050	(21,400)	15,696	(44,911)
Other, net	588	(1,860)	532	—	(740)

Total other income (expense), net	(45,771)	(19,949)	(39,095)	33,425	(71,390)

Income (loss) from continuing operations before taxes	(17,612)	(10,435)	(30,815)	(26,017)	(84,879)
Income tax (expense) benefit	3,044	—	(661)	—	2,383

Income (loss) from continuing operations	$(14,568)	$(10,435)	$(31,476)	$(26,017)	$(82,496)

Basic and diluted earnings per share	$(0.82)				$(3.05)

Basic and diluted weighted common shares outstanding	17,774	733		8,500	27,007

See Notes to unaudited pro forma condensed consolidated financial information

Unaudited pro forma condensed consolidated statement
of operations

For the three months ended March 31, 2007
(Unaudited, in thousands, except per share amounts)

					Emeritus and
		Emeritus	Summerville	Merger	Summerville
	Emeritus	pro forma	as reported	transaction	pro forma
	as reported	transactions	(reclassified)	adjustments	consolidated
	(condensed)	note 3	note 5	note 4	(condensed)

REVENUES:
Community revenues	$109,500	$—	$69,386	$—	$178,886
Management fees	877	—	—	—	877

Total revenues	110,377	—	69,386	—	179,763

OPERATING EXPENSES:
Community operations	70,498	—	43,333	—	113,831
General and administrative	10,114	—	5,291	—	15,405
Depreciation and amortization	14,589	110	3,154	7,128	24,981
Facility lease expense	10,370	(3,064)	10,291	9,519	27,116

Total operating expenses	105,571	(2,954)	62,069	16,647	181,333

Operating income (loss) from continuing operations	4,806	2,954	7,317	(16,647)	(1,570)

OTHER INCOME (EXPENSE):
Interest income	591	—	137	—	728
Interest expense, debt and other	(3,523)	(3,831)	(5,195)	4,818	(7,731)
Interest expense, capital and financing leases	(10,092)	332	(6,908)	5,494	(11,174)
Other, net	(1,241)	1,329	4	—	92

Total other income (expense), net	(14,265)	(2,170)	(11,962)	10,312	(18,085)

Income (loss) from continuing operations before taxes	(9,459)	784	(4,645)	(6,335)	(19,655)
Income tax (expense) benefit	(276)	—	—	—	(276)

Income (loss) from continuing operations	$(9,735)	$784	$(4,645)	$(6,335)	$(19,931)

Basic and diluted earnings per share	$(0.53)				$(0.73)

Basic and diluted weighted common shares outstanding	18,374	537		8,500	27,411

See Notes to unaudited pro forma condensed consolidated financial information

Notes to unaudited pro forma condensed consolidated financial statements

1.	BASIS OF PRO FORMA PRESENTATION

On March 29, 2007, Emeritus Corporation (the “Company”) announced that it entered into a definitive agreement whereby the Company will acquire all of the outstanding stock of Summerville Senior Living, Inc. (“Summerville”). The Company will issue up to 8,500,000 shares of the Company’s unregistered common stock in the transaction, a portion of which will be issued in satisfaction of certain indebtedness to Summerville’s controlling shareholders, a portion to satisfy certain obligations under incentive compensation arrangements to senior management of Summerville who will be joining the Company as a result of the merger, and the balance to be issued to the shareholders of Summerville (the “Summerville Acquisition”). After the merger, the former Summerville shareholders will hold approximately 31% of the Company’s common stock.

2.	PRELIMINARY SUMMERVILLE PURCHASE PRICE

The estimated purchase price of the Summerville Acquisition as of March 31, 2007, is as follows (in thousands). The common stock issued in the transaction is valued at an estimated price of $32.57 per share based on the average trading price over a five-day period, including two days before and two days after the public announcement of the merger on March 29, 2007.

Common stock	$276,845
Estimated direct transaction costs	1,620

Total	$278,465

Under the purchase method of accounting, the total estimated purchase price as shown in the table above will be allocated to Summerville’s net tangible and intangible assets based on their estimated fair values as of the closing date of the proposed transaction. Any excess of the purchase price over the estimated fair value of the net tangible and intangible assets is recorded as goodwill.

Based upon the estimated purchase price and assumptions regarding valuation of acquired assets and assumed liabilities, the preliminary purchase price allocation, is as follows:

Net working capital deficit	$(20,944)

Property and equipment	17,380
Assets under capital leases	69,586

Total property and equipment	86,966

Operating lease costs	43,413
Above/below market rents, net	81,003
Resident contracts	50,282
Lease purchase options	25,273

Total lease and contract intangibles	199,971

Goodwill	71,000

Other long-term assets and liabilities, net	18,840

Capital lease obligations	(56,721)

Long-term debt	(20,647)

Total	$278,465

Notes to unaudited pro forma condensed consolidated financial statements

The depreciation and amortization related to the fair value allocations are reflected as pro forma adjustments to the unaudited pro forma condensed consolidated financial statements.

The preliminary purchase price allocation for the Summerville Acquisition is subject to revision as a more detailed analysis is completed, including completion of valuations to be performed by a third-party valuation firm, and as additional information on the fair values of Summerville’s assets and liabilities becomes available. Goodwill would not be amortized and would be tested for impairment on an annual basis or whenever events or circumstances occur indicating that the goodwill may be impaired. Any change in the fair value of the assets or liabilities of Summerville will change the amount of the purchase price allocation. The final purchase price allocation may differ materially from the allocation presented here.

Notes to unaudited pro forma condensed consolidated financial statements

3.  EMERITUS TRANSACTIONS

The unaudited pro forma Emeritus Transactions include historical results and related pro forma adjustments for the year ended December 31, 2006, and the three months ended March 31, 2007, to include acquired communities, investments and debt converted by Emeritus as if the transactions had occurred as of the beginning of the respective periods, as follows (in thousands):

Emeritus Transactions
Unaudited pro forma statement of operations
For the year ended December 31, 2006

		Blackstone
	Arbor place	Joint Venture	Debenture	Fretus	HRT	HCPI	Emeritus
	acquisition	investment	conversion	acquisition	acquisition	acquisition	total 2006
	(a)	(b)	(c)	(d)	(e)	(f)	pro forma

	(In thousands)

REVENUES:
Community revenues	$1,453	$—	$—	$—	$—	$—	$1,453
Management fees	(97)	2,136	—	—	—	—	2,039

Total revenues	1,356	2,136	—	—	—	—	3,492

OPERATING EXPENSES:
Community operations	938	—	—	—	—	—	938
General and administrative	—	450	—	—	—	—	450
Depreciation and amortization	429	—	—	4,380	1,122	1,715	7,646
Facility lease expense	—	—	—	(7,709)	(3,942)	(3,405)	(15,056)

Total operating expenses	1,367	450	—	(3,329)	(2,820)	(1,690)	(6,022)

Operating income (loss) from continuing operations	(11)	1,686	—	3,329	2,820	1,690	9,514

OTHER INCOME (EXPENSE):
Interest expense, debt and other	(305)	—	1,008	(11,319)	(7,320)	(2,203)	(20,139)
Interest expense, capital and financing leases	—	—	—	—	2,050	—	2,050
Other, net	—	(1,860)	—	—	—	—	(1,860)

Total other income (expense)	(305)	(1,860)	1,008	(11,319)	(5,270)	(2,203)	(19,949)

Income (loss) from continuing operations before taxes	$(316)	$(174)	$1,008	$(7,990)	$(2,450)	$(513)	$(10,435)

Notes to unaudited pro forma condensed consolidated financial statements

Emeritus Transactions
Unaudited pro forma statement of operations
For the three months ended March 31, 2007

	Debenture	Fretus	HRT	HCPI	Emeritus
	conversion(c)	acquisition(d)	acquisition(e)	acquisition(f)	pro forma

	(In thousands)

OPERATING EXPENSES:
Depreciation and amortization	—	467	39	(396)	110
Facility lease expense	—	(1,302)	(951)	(811)	(3,064)

Total operating expenses	—	(835)	(912)	(1,207)	(2,954)

Operating income (loss) from continuing operations	—	835	912	1,207	2,954

OTHER INCOME (EXPENSE):
Interest expense, debt and other	182	(1,988)	(1,507)	(518)	(3,831)
Interest expense, capital and financing leases	—	—	332	—	332
Other, net	1,329	—	—	—	1,329

Total other income (expense)	1,511	(1,988)	(1,175)	(518)	(2,170)

Income (loss) from continuing operations before taxes	$1,511	$(1,153)	$(263)	$689	$784

The acquisition and investment pro forma adjustments for the periods presented were derived from pre-acquisition unaudited financial statements for these communities, adjusted for revised property-related costs based on the various underlying agreements entered into by Emeritus as part of the transactions, or in the case of the debenture conversion, from the terms of the debenture conversion agreement.

(a)	The Arbor Place community was managed by Emeritus prior to the acquisition in July 2006. These adjustments reflect the unaudited pre-acquisition historical results of operations for the six-month period ended June 30, 2006, and the elimination of management fees earned by Emeritus from this community for the same period, as if the Company had owned Arbor Place as of January 1, 2006.

(b)	The Company entered into a joint venture agreement with Blackstone Real Estate Advisors in December 2006. Emeritus owns a 19% interest in the joint venture and manages 24 of the 25 communities owned and operated by the Blackstone joint venture. The Company accounts for this investment using the equity method of accounting. These adjustments reflect unaudited management fees, equity losses of the joint venture, and general and administrative expenses for the 11 months ended November 30, 2006, as if the joint venture was effective on January 1, 2006, and includes the elimination of $501,000 of the management fees that represents the Company’s 19% interest in the fees earned.

(c)	$16.12 million face amount of the Company’s convertible debentures were converted into 732,725 shares of common stock effective March 8, 2007. Interest was paid on these debentures through the maturity date of July 1, 2008, as an incentive for early conversion. The adjustment to the unaudited pro forma statement of operations for the year ended December 31, 2006, and the three months ended March 31, 2007, reflects the conversion as if it happened at the beginning of the respective periods. The weighed average shares outstanding was adjusted for year ended December 31, 2006, and the three months ended March 31, 2007, to reflect the issuance of these shares as if they were outstanding from the beginning of the respective periods.

Notes to unaudited pro forma condensed consolidated financial statements

(d)	The Fretus communities were operated by Emeritus under long-term leases prior to the acquisition on February 28, 2007. The adjustment to the unaudited pro forma statement of operations for the year ended December 31, 2007, and the three months ended March 31, 2007, reflect the unaudited results of the 24 Fretus communities as if the Company had owned them since the beginning of the respective periods.

(e)	The HRT communities were operated by Emeritus under long-term leases prior to the acquisition on March 15, 2007. The adjustment to the unaudited pro forma statement of operations for the year ended December 31, 2007, and the three months ended March 31, 2007, reflect the unaudited results of the 12 HRT communities as if the Company had owned them since the beginning of the respective periods.

(f)	The HCPI communities were operated by Emeritus under long-term leases prior to the acquisition on March 26, 2007. The adjustment to the unaudited pro forma statement of operations for the year ended December 31, 2006, and the three months ended March 31, 2007, reflect the unaudited results of the seven HCPI communities as if the Company had owned them since the beginning of the respective periods.

4.	MERGER TRANSACTION ADJUSTMENTS

Pro forma merger adjustments are necessary to reflect the allocation of the estimated purchase price to Summerville’s assets and liabilities based on a preliminary estimate of their fair market values, to record the effect of lease accounting treatments as of the merger date, and to reflect any other transaction adjustments directly related to the proposed transaction.

The pro forma merger adjustments do not give effect to the estimated fair value of stock options to be issued to Granger Cobb upon closing of the merger transaction. The 500,000 stock options to be granted have an estimated fair value of approximately $8.1 million based on an assumed share price of $32.57, which is the average closing price of our common stock for the five trading day period beginning two days before our public announcement of the Summerville merger. The estimated annual stock option compensation expense in the first year would be approximately $3.3 million, and $1.6 million annually thereafter, based on the vesting schedule.

Notes to unaudited pro forma condensed consolidated financial statements

The accompanying unaudited pro forma transaction adjustments reflected in the unaudited pro forma condensed consolidated financial statements are as follows (in thousands):

Merger Transaction Adjustments
Unaudited pro forma consolidated balance sheet
As of March 31, 2007

	Summerville	Transaction		Lease	Purchase	Total
	reclassified	adjustments		accounting	accounting	transaction	Summerville
	note 5	(a)		(b)	(c)	adjustments	pro forma

	(in thousands)

ASSETS
Current Assets:
Cash and cash equivalents	$7,065	$—		$—	$(1,620)	$(1,620)	$5,445
Accounts receivable, net	1,465	—		—	—	—	1,465
Prepaid expenses and other current assets	7,594	—		—	—	—	7,594

Total current assets	16,124	—		—	(1,620)	(1,620)	14,504

Property and equipment, net	341,289	(341,289	)(1)(2)	69,586	17,380	(254,323)	86,966
Net asset/liability assumed	—	22,751		(12,865)	(9,886)	—	—
Lease and contract intangibles, net	20,010	(20,010)		—	199,971	179,961	199,971
Goodwill	14,770	(14,770	)(3)	—	71,000	56,230	71,000
Other assets	22,148	(3,145	)(1)	—	—	(3,145)	19,003

Total Assets	$414,341	$(356,463)		$56,721	$276,845	$(22,897)	$391,444

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Trade accounts payable	$10,832	$—		$—	$—	$—	$10,832
Current portion of long-term debt and lease obligations	9,393	(1,688	)(2)	—	—	(1,688)	7,705
Accrued employee compensation and benefits	9,083	—		—	—	—	9,083
Other accrued expenses and liabilities	17,153	—		—	—	—	17,153

Total current liabilities	46,461	(1,688)		—	—	(1,688)	44,773

Long-term debt, net	12,942	—			—	—	12,942
Financing and lease obligations, net	356,907	(356,907	)(1)(2)	56,721	—	(300,186)	56,721
Long-term debt and interest payable to Apollo	142,305	(142,305	)(4)	—	—	(142,305)	—
Other long-term liabilities	11,055	(10,892	)(2)	—	—	(10,892)	163

Total Liabilities	569,670	(511,792)		56,721	—	(455,071)	114,599

Shareholders’ deficit:
Common stock	—	—		—	1	1	1
Convertible preferred stock	28	(28	)(5)	—	—	(28)	—
Additional paid-in capital	83,419	(83,419	)(5)	—	276,844	193,425	276,844
Accumulated deficit	(238,776)	238,776	(5)	—	—	238,776	—

Total Shareholders’ Deficit	(155,329)	155,329		—	276,845	432,174	276,845

							—
Total Liabilities and Shareholders’ Deficit	$414,341	$(356,463)		$56,721	$276,845	$(22,897)	$391,444

Notes to unaudited pro forma condensed consolidated financial statements

Merger Transaction Adjustments
Unaudited pro forma consolidated statement of operations
For the year ended December 31, 2006

	Reclassified	Transaction		Lease	Purchase	Total
	summerville	adjustments		accounting	accounting	transaction	Adjusted
	note 5	(a)		(b)	(c)	adjustments	summerville

	(in thousands)

REVENUES:
Community revenue	$221,684	$—		$—	$—	$—	$221,684
Management fees	899	—		—	—	—	899

Total revenues	222,583	—		—	—	—	222,583

OPERATING EXPENSES:
Community operations	144,590	—		—	—	—	144,590
General and administrative	22,745	—		—	—	—	22,745
Depreciation and amortization	9,833	(9,833	)(1)(2)	3,866	37,260	31,293	41,126
Facility lease expense	37,135	17,069	(1)(2)	4,312	6,768	28,149	65,284

Total operating expenses	214,303	7,236		8,178	44,028	59,442	273,745

Operating income (loss) from continuing operations	8,280	(7,236)		(8,178)	(44,028)	(59,442)	(51,162)

OTHER INCOME (EXPENSE):
Interest income	487	—		—	—	—	487
Interest expense, debt and other	(18,714)	17,729	(4)	—	—	17,729	(985)
Interest expense, capital and financing lease obligations	(21,400)	21,400	(1)(2)	(5,704)	—	15,696	(5,704)
Other, net	532	—		—	—	—	532

Total other income (expense), net	(39,095)	39,129		(5,704)	—	33,425	(5,670)

Income (loss) from continuing operations before taxes	(30,815)	31,893		(13,882)	(44,028)	(26,017)	(56,832)
Income tax (expense) benefit	(661)	—		—	—	—	(661)

Income (loss) from continuing operations	$(31,476)	$31,893		$(13,882)	$(44,028)	$(26,017)	$(57,493)

Notes to unaudited pro forma condensed consolidated financial statements

Merger Transaction Adjustments
Unaudited pro forma consolidated statement of operations
For the three months Ended March 31, 2007

	Reclassified	Transaction		Lease	Purchase	Total
	summerville	adjustments		accounting	accounting	transaction	Adjusted
	note 5	(a)		(b)	(c)	adjustments	summerville

	(in thousands)

REVENUES:
Community revenues	$69,386	$—		$—	$—	$—	$69,386
Management fees	—	—		—	—	—	—

Total revenues	69,386	—		—	—	—	69,386

OPERATING EXPENSES:
Community operations	43,333	—		—	—	—	43,333
General and administrative	5,291	—		—	—	—	5,291
Depreciation and amortization	3,154	(3,154	)(1)(2)	967	9,315	7,128	10,282
Facility lease expense	10,291	6,965	(1)(2)	862	1,692	9,519	19,810

Total operating expenses	62,069	3,811		1,829	11,007	16,647	78,716

Operating income (loss) from continuing operations	7,317	(3,811)		(1,829)	(11,007)	(16,647)	(9,330)

OTHER INCOME (EXPENSE):
Interest income	137	—		—	—	—	137
Interest expense, debt and other	(5,195)	4,818	(4)	—	—	4,818	(377)
Interest expense, capital and financing lease obligations	(6,908)	6,908	(1)(2)	(1,414)	—	5,494	(1,414)
Other, net	4	—		—	—	—	4

Total other income (expense), net	(11,962)	11,726		(1,414)	—	10,312	(1,650)

Income (loss) from continuing operations before taxes	(4,645)	7,915		(3,243)	(11,007)	(6,335)	(10,980)
Income tax (expense) benefit	—					—	—

Income (loss) from continuing operations	$(4,645)	$7,915		$(3,243)	$(11,007)	$(6,335)	$(10,980)

(a)	These pro forma adjustments eliminate those assets and liabilities that will not be carried forward into the combined organization, or that will be restated at fair market value as of the date of merger, and the related impact to the statements of operations for the periods presented, as follows:

(1)	The assets and liabilities related to sale-leaseback transactions entered into by Summerville prior to the merger, which were accounted for as refinancing transactions by Summerville, and property and equipment are eliminated.

(2)	The assets and liabilities related to leases accounted for as capital leases by Summerville, as well as deferred rent on operating leases recorded as the result of straight-line rent accounting, are eliminated.

(3)	Goodwill recorded by Summerville from business acquisitions completed prior to the merger is eliminated.

(4)	Long-term debt and interest payable to certain funds affiliated with Apollo Real Estate Advisors, which owns a significant majority of Summerville’s capital stock, will be satisfied through the issuance of Emeritus common stock in the merger transaction and is eliminated.

(5)	The equity accounts of Summerville as of the merger date are eliminated.

Notes to unaudited pro forma condensed consolidated financial statements

(b)	These pro forma adjustments estimate the fair market value of capital lease assets acquired and liabilities assumed as of the merger date, and the related adjustments for facility lease expense, depreciation and amortization expense, and interest expense for the periods presented.

(c)	These pro forma adjustments reflect the issuance of 8,500,000 shares of Emeritus common stock ($276,845) and related transaction costs ($1,620) incurred in the merger transaction, the preliminary allocation of the purchase price to the identifiable tangible and intangible net assets (exclusive of capital leases allocated in (b) above), and the related unaudited impact on the statements of operations for the periods presented. See note 2 for detail of the preliminary purchase price allocation.

Depreciation and amortization on the purchase price allocation to record the Summerville assets at fair market value is calculated using the straight-line method over estimated useful lives and is summarized as follows (in thousands):

			Year ended		Three months
	Summerville	Estimated	December 31,		March 31,
	fair value	life	2006		2007

Leasehold improvements	$12,872	12.75 years(y)	$840		$210
Capital lease assets	69,586	20 years(y)	3,866		967
Furniture, fixtures & equipment	4,508	3-5 years	1,044		261
Goodwill	71,000	N/A	—		—
Lease intangibles(z)	50,282	19 months(z)	31,752		7,938
Purchase options(v)	25,273	N/A	—		—
Above/below market rents, net(w)	81,003	12 years(y)	6,768		1,692
Operating lease costs(x)	43,413	12 years(y)	3,624		906

	$357,937		$47,894	(u)	$11,974	(u)

(u)	Comprised of $41.1 million of depreciation and amortization and $6.8 million in facility lease expense adjustments for the year ended December 31, 2006, and $10.3 million of depreciation and amortization and $1.7 million in facility lease expense adjustments for the three months ended March 31, 2007.

(v)	Represents the estimated fair market value of purchase options contained in the Summerville leases.

(w)	Represents the net estimated fair market value of favorable lease rates of $89.3 million, offset by estimated unfavorable lease rates of $8.3 million contained in the Summerville leases, amortized over the remaining term of the respective leases.

(x)	Reflects costs allocated to the Summerville communities operated under long-term operating leases. Fair value was determined based on discounted cash flows for the initial term of each lease. Costs are amortized over the term of the lease.

(y)	The remaining current lease term for all leases ranges from 1.50 to 24.75 years, and averages 20 years for capital leases, 12 years for operating leases, and 12.75 years for all leases combined. Most leases have extension terms available.

(z)	The lease intangibles represent the estimated fair value of in-place tenant leases with an estimated life of 19 months based on Summerville’s average resident length of stay.

Notes to unaudited pro forma condensed consolidated financial statements

5.	RECLASSIFICATIONS

The Summerville consolidated financial statements (“Summerville as reported”) were reclassified to conform to Emeritus financial statement presentations. Those reclassifications are presented in the table below (in thousands):

Summerville Senior Living, Inc. and Subsidiaries
Consolidated Statement of Operations
For the Year Ended December 31, 2006

	Summerville			Summerville
	as reported	Reclassifications		reclassified

	(in thousands)

REVENUES:
Community revenue	$—	$221,684		$221,684
Management fees	899	—		899
Rental and other resident service revenue	221,684	(221,684)		—
Other	540	(540	)(1)	—

Total revenues	223,123	(540)		222,583

OPERATING EXPENSES:
Community operations expenses	—	144,590		144,590
General and administrative	54,276	(31,531	)(2)(4)	22,745
Depreciation and amortization	—	9,833	(3)	9,833
Facility lease expense	37,135	—		37,135
Salary and benefits	105,368	(105,368	)(4)	—
Consultants and professional fees	7,691	(7,691	)(4)	—
Loss on disposal of property and equipment	8	(8)		—

Total operating expenses	204,478	9,825		214,303

Operating income (loss) from continuing operations	18,645	(10,365)		8,280

OTHER INCOME (EXPENSE):
Interest income	487	—		487
Interest expense, debt and other	(18,470)	(244	)(3)	(18,714)
Interest expense, capital and financing lease obligations	(21,400)	—		(21,400)
Other, net	—	532	(1)	532
Depreciation and amortization	(10,077)	10,077	(3)	—

Total other income (expense), net	(49,460)	10,365		(39,095)

Loss from continuing operations before taxes	(30,815)	—		(30,815)
Income tax (expense) benefit	(661)	—		(661)

Loss from continuing operations	$(31,476)	$—		$(31,476)

Notes to unaudited pro forma condensed consolidated financial statements

Summerville Senior Living, Inc. and Subsidiaries
Unaudited consolidated statement of operations
For the three months ended March 31, 2007

	Summerville			Summerville
	as reported	Reclassifications		reclassified

	(in thousands)

REVENUES:
Community revenue	$—	$69,386		$69,386
Management fees	—	—		—
Rental and other resident service revenue	69,386	(69,386)		—
Other	4	(4	)(1)	—

Total revenues	69,390	(4)		69,386

OPERATING EXPENSES:
Community operations expenses	—	43,333		43,333
General and administrative	15,610	(10,319	)(2)(4)	5,291
Depreciation and amortization	—	3,154	(3)	3,154
Facility lease expense	10,291	—		10,291
Salary and benefits	31,936	(31,936	)(4)	—
Consultants and professional fees	1,078	(1,078	)(4)	—
Loss on disposal of property and equipment	—	—		—

Total operating expenses	58,915	3,154		62,069

Operating income (loss) from continuing operations	10,475	(3,158)		7,317

OTHER INCOME (EXPENSE):
Interest income	137	—		137
Interest expense, debt and other	(5,135)	(60	)(3)	(5,195)
Interest expense, capital and financing lease obligations	(6,908)	—		(6,908)
Other, net	—	4	(1)	4
Depreciation and amortization	(3,214)	3,214	(3)	—

Total other income (expense), net	(15,120)	3,158		(11,962)

Loss from continuing operations before taxes	(4,645)	—		(4,645)
Income tax (expense) benefit	—	—		—

Loss from continuing operations	$(4,645)	$—		$(4,645)

(1)	Reclassification of miscellaneous non-operating revenues to other income (expense).

(2)	Reclassification of general and administrative expenses at local communities to community operations expenses. The balance in general and administrative expenses represents corporate and regional overhead expenses.

(3)	Reclassification of depreciation and amortization from non-operating to operating expenses, with loan fee amortization included as a component of interest expense.

(4)	Reclassification of salary and benefits, and consultants and professional fees to community operations expenses or general and administrative expenses, as appropriate.

Notes to unaudited pro forma condensed consolidated financial statements

Summerville Senior Living, Inc. and Subsidiaries
Unaudited consolidated balance sheet
As of March 31, 2007

	Summerville		Summerville
	as reported	Reclassifications	reclassified

	(in thousands)

ASSETS
Current Assets:
Cash and cash equivalents	$7,065	$—	$7,065
Trade accounts receivable, net	1,465	—	1,465
Prepaid expenses and other current assets	7,594	—	7,594

Total current assets	16,124	—	16,124
Restricted cash	8,689	(8,689)	—
Notes receivable	1,238	(1,238)	—
Property and equipment, net	341,289	—	341,289
Deferred financing costs, net	3,042	(3,042)	—
Leasehold acquisition costs, net	20,010		20,010
Deposits and other assets	9,179	12,969	22,148
Goodwill	14,770	—	14,770

Total Assets	$414,341	$—	$414,341

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Trade accounts payable and other accrued expenses	$37,068	$(26,236)	$10,832
Current portion of long-term debt	9,393	—	9,393
Accrued employee compensation and benefits	—	9,083	9,083
Other accrued expenses and liabilities	—	17,153	17,153

Total current liabilities	46,461	—	46,461
Long-term debt, net	90,530	(77,588)	12,942
Financing obligations, net	308,877	48,030	356,907
Long-term debt payable to Apollo	64,717	77,588	142,305
Capital lease obligations, net	48,030	(48,030)	—
Deferred rent	10,892	(10,892)	—
Other long-term liabilities	163	10,892	11,055

Total Liabilities	569,670	—	569,670

Shareholders’ deficit:
Common stock	—	—	—
Convertible preferred stock	28	—	28
Additional paid-in capital	83,419	—	83,419
Accumulated deficit	(238,776)	—	(238,776)

Total Shareholders’ Deficit	(155,329)	—	(155,329)

Total Liabilities and Shareholders’ Deficit	$414,341	$—	$414,341

PROSPECTUS

Emeritus Corporation

Common Stock
Preferred Stock
Convertible Preferred Stock
Debt Securities
Convertible Debt Securities
Warrants

We may offer from time to time common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities or warrants in one or more offerings. The aggregate initial offering price of all securities sold by us under this prospectus will not exceed $500,000,000. Certain of these securities may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of Emeritus. When we decide to sell a particular class of securities, we will provide specific terms of the offered securities, including the amount, in a prospectus supplement. We may offer and sell these securities to or through one or more underwriters, dealers, agents, or directly to purchasers, on a continuous or delayed basis. In addition, the selling shareholders may from time to time sell up to 2,000,000 shares of common stock. In the prospectus supplement relating to any sales by the selling shareholders, we will, among other things, identify the number of shares of our common stock that each of the selling shareholders will be selling. We will not receive any of the proceeds from the sale of our common stock by the selling shareholders, but we may pay certain registration and offering fees and expenses.

You should read this prospectus and any prospectus supplement carefully before you invest. Neither we nor the selling shareholders may use this prospectus to sell securities unless it includes a prospectus supplement.

Our common stock is quoted on the American Stock Exchange under the symbol “ESC.” On June 11, 2007, the last sale price for our common stock as reported on the American Stock Exchange was $35.89 per share. Each prospectus supplement will contain information, where applicable, regarding any listing of our securities on the American Stock Exchange or any other securities exchange or association covered by the prospectus supplement.

Investing in our securities involves risk. See the sections entitled “Forward-Looking Information” and “Risk Factors” in this prospectus, as well as the sections entitled “Forward-looking statements” and “Risk factors” or similarly titled sections that may appear in or be incorporated into the prospectus supplement accompanying this prospectus prior to investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 15, 2007.

i

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the Commission, using a shelf registration process. Under this shelf process, we may sell common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities or warrants described in this prospectus in one or more offerings up to an aggregate initial dollar amount of $500,000,000, and the selling shareholders may sell up to an aggregate amount of 2,000,000 shares of our common stock in one or more offerings. This prospectus provides you with a general description of some of the securities we or the selling shareholders may offer. Each time we or the selling shareholders offer securities, we will provide a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities, and disclose whether Emeritus or the selling shareholders are offering the securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus and any prospectus supplement together with additional information described below under “Information Incorporated By Reference.”

This prospectus does not contain all the information provided in the registration statement we filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the Commission and incorporated by reference, is accurate as of the date stated in those documents only. Our business, financial condition, results of operations and prospects, as well as other information, may have changed since those dates.

Emeritus Corporation

Emeritus was founded in 1993 and is one of the largest and most experienced national operators of assisted living and Alzheimer’s and related dementia residential communities. Our communities provide a residential housing alternative for senior citizens who need assistance with the activities of daily living, but do not require the constant skilled nursing services provided in skilled nursing facilities. As of March 31, 2007, we operated, or had an interest in, 202 assisted living communities, consisting of approximately 16,463 units with a capacity for 20,094 residents. Our facilities are located in 34 states and include 53 communities that we own, 118 communities that we lease, and 31 communities that we manage, including 22 in which we hold joint venture interests. As of March 31, 2007, our facilities were 87.0% occupied. We generated 86.9% of our revenues from private pay residents, limiting our exposure to government reimbursement risk, for the three months ended March 31, 2007.

In addition to our traditional assisted living facilities, as of March 31, 2007, our portfolio of communities included 124 communities consisting of approximately 2,857 units that offered Alzheimer’s and dementia care in a mix of both free-standing facilities and as part of our standard assisted living facilities. We believe the need for Alzheimer’s and dementia care will continue to increase in the future. Alzheimer’s and dementia care residents typically have declines in certain mental functions that prevent them from performing activities of daily living, such as dressing and feeding themselves.

Emeritus Corporation

Our portfolio of communities is highlighted by relatively new, high quality facilities that deliver a significant number of amenities to our residents and also allow us to operate efficiently. As of March 31, 2007, of our 202 communities, 132 had been built or opened since January 1, 1996. In addition, we have significantly upgraded many of our older communities to enhance their appearance and made improvements to kitchens, nurse call systems, dining and recreation areas, landscaping and electronic systems, including data transmission.

We strive to provide a wide variety of supported living services in a professionally managed environment that allows our residents to maintain dignity and independence. Under our approach, seniors reside in a private or semi-private residential unit for a monthly fee based on each resident’s individual service needs. We believe our residential assisted living and Alzheimer’s and dementia communities allow seniors to maintain a more independent lifestyle than is possible in the institutional environment of skilled nursing facilities, while also providing peace of mind knowing that staff is available should the need arise. In addition, we believe that our services, including assisting residents with activities of daily living, such as medication management, bathing, dressing, personal hygiene, and grooming, are attractive to seniors who are inadequately served by independent living facilities.

Our principal executive offices are located at 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121, and our telephone number is (206) 298-2909. Our website is http://www.emeritus.com. Information contained on our website does not constitute a part of this prospectus.

Forward-looking information

Our disclosure and analysis in this prospectus, in any prospectus supplement, in the documents incorporated by reference and in some of our other public statements contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will,” or the negative of those terms, or comparable terminology.

Any or all of our forward-looking statements in this prospectus, in any prospectus supplement, in the documents incorporated by reference and in any other public statements we make may turn out to be inaccurate. Forward-looking statements reflect our current expectations or forecasts of future events or results and are inherently uncertain. Inaccurate assumptions we might make and known or unknown risks and uncertainties can affect the accuracy of our forward-looking statements. Consequently, no forward-looking statement can be guaranteed and future events and actual or suggested results may differ materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as in any prospectus supplement relating to this prospectus.

Risk factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described in the section entitled “Risk factors” in any prospectus supplement and those set forth in documents incorporated by reference in this prospectus, as well as other information in this prospectus, any prospectus supplement and in documents incorporated by reference into those documents, before purchasing any of our securities. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in impairment or loss of your investment.

Information incorporated by reference

The Commission allows us to “incorporate by reference” the information we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the Commission will automatically update and, where applicable, supersede this information. We incorporate by reference the documents listed below and any additional documents filed by us with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on or after the date of this prospectus (other than information “furnished” under any current report or otherwise “furnished” to the Commission), until this offering is terminated:

(a)  our annual report on Form 10-K for the year ended December 31, 2006 (“Form 10-K”), filed on March 16, 2007, which contains audited financial statements for the most recent fiscal year for which audited financial statements have been filed, and our amendment to our Form 10-K on Form 10-K/A, filed on April 30, 2007;

(b)  our quarterly report on Form 10-Q for the three months ended March 31, 2007, filed on May 10, 2007;

(c)  our current reports on Form 8-K, filed on (i) February 6, 2007, (ii) February 28, 2007, (iii) March 6, 2007, (iv) March 12, 2007, (v) March 13, 2007, (vi) March 15, 2007, (vii) March 21, 2007, (viii) March 30, 2007, (ix) April 2, 2007, (x) April 19, 2007, (xi) May 2, 2007, (xii) June 1, 2007, and (xiii) June 12, 2007; and

(d)  the description of our common stock contained in our registration statement on Form 8-A, filed on October 17, 1995 under Section 12(b) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

You can obtain any of the documents incorporated by reference through us, the Commission or the Commission’s website as described below. Any person, including any beneficial owner, to whom this prospectus is delivered, may obtain documents incorporated by reference in, but not delivered with, this prospectus by requesting them orally or in writing at the following address:

Emeritus Corporation
Attn: Vice President, Finance
3131 Elliott Avenue, Suite 500
Seattle, Washington 98121
(206) 298-2909

Documents incorporated by reference are available from us without charge, excluding exhibits to those documents unless we have specifically incorporated by reference such exhibits into those documents.

Where you can find more information

We are required to file annual, quarterly and current reports, as well as registration and proxy statements and other information, with the Commission. These documents may be read and copied at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can get further information about the Commission’s Public Reference Room by calling 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports, registration statements and other information regarding registrants like Emeritus that file electronically with the Commission. In addition, our filings with the Commission may be available through the American Stock Exchange, 86 Trinity Place, New York, New York, 10006, on which our common stock is listed.

This prospectus is part of a registration statement on Form S-3, as amended, filed by us with the Commission under the Securities Act of 1933, as amended, or the Securities Act. As permitted by the Commission, this prospectus does not contain all the information in the registration statement filed with the Commission. For a more complete understanding of this offering, you should refer to the complete registration statement (including exhibits) on Form S-3, as amended, that may be obtained as described above. Statements contained in this prospectus or in any prospectus supplement about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement, as amended, or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

Use of proceeds

We will retain broad discretion over the use of the net proceeds received by us from any sale of our securities under this prospectus. Except as described in any prospectus supplement, we currently anticipate that the net proceeds from any sale of our securities under this prospectus will be used for general corporate purposes, including, but not limited to, working capital and capital expenditures. We may also use the net proceeds to reduce outstanding debt and fund acquisitions and other business development. Pending the use of any net proceeds, we intend to invest the remaining net proceeds in interest-bearing, investment-grade securities. We will describe any specific allocation of net proceeds to a particular purpose that has been made at the date of any prospectus supplement in the applicable prospectus supplement.

We will not receive any of the proceeds from any sales of common stock made from time to time by the selling shareholders.

Ratio of earnings to fixed charges and to fixed charges and
preferred dividends

For purposes of computing the ratio of earnings to fixed charges and to fixed charges and preferred dividends, earnings represent income (loss) from continuing operations before income taxes, preferred stock dividends, re-purchase gains (losses) from less than 50%-owned affiliates, and fixed charges. Fixed charges include interest expense, including amortization of loan costs, interest on capital and financing leases, and the estimated interest component of facility lease expense. Preferred dividends include dividends paid on Series A preferred stock (fully redeemed as of August 2003) and Series B preferred stock (fully converted to common stock as of June 2005). The following table sets forth our ratios of earnings to fixed charges and to fixed charges and preferred dividends for each period indicated:

		Year Ended December 31,
	March 31, 2007	2006	2005	2004	2003	2002

Ratio of Earnings to Fixed Charges(1)	N/A	N/A	1.29	N/A	N/A	N/A
Ratio of Earnings to Fixed Charges and Preferred Dividends(2)	N/A	N/A	1.27	N/A	N/A	N/A

(1)	Earnings were inadequate to cover fixed charges by $8.9 million, $16.6 million, $39.0 million, $6.6 million and $6.4 million, for the three months ended March 31, 2007 and the years ended December 31, 2006, 2004, 2003 and 2002.

(2)	Earnings were inadequate to cover fixed charges and preferred dividends by $8.9 million, $16.6 million, $42.7 million, $12.9 million and $13.7 million, for the three months ended March 31, 2007 and the years ended December 31, 2006, 2004, 2003 and 2002. For the three months ended March 31, 2007 and the year ended December 31, 2006, we had no shares of preferred stock outstanding and paid no preferred dividends.

Description of capital stock

GENERAL

Our authorized capital stock consists of 45,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. As of May 31, 2007, there were issued and outstanding 18,967,682 shares of common stock and no shares of preferred stock.

The following is a summary description of our capital stock and is qualified in its entirety by reference to our restated articles of incorporation and amended and restated bylaws, which are exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

The holders of our common stock have one vote per share on all matters submitted to a vote of our shareholders. There are no cumulative voting rights for the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds, subject to preferences that may be applicable to any outstanding preferred stock. In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of shares of our common stock have no preemptive, subscription, redemption, sinking fund or conversion rights.

The transfer agent and registrar for our common stock is Mellon Investor Services, L.L.C.

PREFERRED STOCK

Under our restated articles of incorporation, our board of directors has the authority to issue 5,000,000 shares of preferred stock in one or more series and to fix the powers, designations, rights, preferences, and restrictions thereof, including, but not limited to:

➢	dividend rights,

➢	conversion rights,

➢	voting rights,

➢	redemption terms,

➢	liquidation preferences, and

➢	the number of shares constituting each such series, without any further vote or action by our shareholders.

The issuance of preferred stock in certain circumstances may delay, deter or prevent a change in control of Emeritus, may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of and the voting and other rights of, the holders of the common stock.

ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS IN OUR ARTICLES, BYLAWS AND WASHINGTON LAW

Some provisions of our restated articles of incorporation, our bylaws, as amended, and Washington law may be deemed to have an antitakeover effect and may collectively operate to delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including

Description of capital stock

those attempts that might result in a premium over the market price for the shares held by our shareholders. These provisions include:

Preferred Stock Authorization.  As noted above, our board of directors, without shareholder approval, has the authority under our restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of Emeritus or make removal of management more difficult.

Election of Directors.  Our restated articles of incorporation provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving three-year terms and one class being elected each year by our shareholders. Any amendment to our restated articles of incorporation that would affect the determination process for the number of directors on our board, the classification of our board or the manner in which directors may be removed for cause requires the favorable vote of at least two-thirds of the outstanding shares entitled to vote. Because this system of electing directors and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of Emeritus.

Shareholder Meetings; Amendments to Articles and Bylaws; Consents.  Under our restated articles of incorporation, our shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares entitled to vote on the applicable matter. Our restated articles of incorporation also provide that changes to certain provisions of the restated articles of incorporation, including those regarding amendment of certain provisions of our amended and restated bylaws or restated articles of incorporation, the classification of the board of directors, special voting provisions for business combinations and special meetings of shareholders, must be approved by the holders of not less than two-thirds of the outstanding shares entitled to vote on the matter. In addition, under Washington law, shareholder actions taken without a shareholder meeting or a vote must be taken by unanimous written consent of the shareholders. These provisions may have the effect of delaying, or preventing, consideration of certain shareholder proposals until the next annual meeting, if at all, unless a special meeting is called by the board of directors.

Articles’ Limitation on Business Combination.  Our restated articles of incorporation require that certain business combinations (including a merger, share exchange or the sale, lease, exchange, mortgage, pledge, transfer or other disposition of a substantial part of our assets) be approved by the holders of not less than two-thirds of the outstanding shares entitled to vote, unless such business combination shall have been approved by a majority of continuing directors (defined as those individuals who were members of the board of directors on September 15, 1995 or were elected thereafter on the recommendation of a majority of the continuing directors), in which case the affirmative vote required shall be a majority of the outstanding shares.

Washington Law.  Chapter 23B.19 of the Washington Business Corporation Act, with limited exceptions, prohibits a “target corporation” from engaging in certain “significant business transactions” for a period of five years after the share acquisition by an acquiring person, unless the prohibited transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the acquiring person’s share acquisition. An “acquiring person” is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. Such prohibited transactions include, among other things:

➢	certain mergers or consolidations with, dispositions of assets to, or issuances of stock to or redemptions of stock from, the acquiring person;

Description of capital stock

➢	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares;

➢	allowing the acquiring person to receive any disproportionate benefit as a shareholder; and

➢	liquidating or dissolving the target corporation.

After the five-year period, certain “significant business transactions” are permitted, as long as they comply with certain “fair price” provisions of the statute or are approved by a majority of the outstanding shares other than those of which the acquiring person has beneficial ownership. A corporation may not “opt out” of this statute.

On April 17, 2007, an amendment to Chapter 23B.19 of the Washington Business Corporation Act was approved by the Washington State legislature, which provides an additional exception to the prohibition on engagement of target corporations in certain “significant business transactions” for a period of five years after the share acquisition by an “acquiring person.” Effective July 22, 2007, the amended statute will provide an additional exception if the prohibited transaction was both approved by a majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the outstanding voting shares (excluding the acquiring person’s shares), at or subsequent to the acquiring person’s share acquisition.

This statute may have the effect of deterring offers and delaying or preventing a change of control of Emeritus.

Description of debt securities

The following summary of the terms of the debt securities describes general terms that apply to the debt securities. The debt securities offered pursuant to this prospectus will be unsecured obligations and will be either senior debt or subordinated debt. The particular terms of any debt securities will be described more specifically in each prospectus supplement relating to those debt securities. Where any provision in an accompanying prospectus supplement is inconsistent with any provision in this summary, the prospectus supplement will control.

Senior debt securities will be issued under a debt indenture, and subordinated debt securities will be issued under a subordinated debt indenture. We summarize these indentures below. Where we make no distinction in our summary between senior debt securities and subordinated debt securities or between the debt indenture and the subordinated debt indenture, the applicable information refers to any debt securities and either of the indentures. Since this is only a summary, it does not contain all of the information that may be important to you. A form of indenture relating to the senior debt securities, along with a form of senior debt securities, and a form of indenture relating to the subordinated debt securities, along with a form of subordinated debt securities, are exhibits to the registration statement of which this prospectus is a part. We encourage you to read those documents.

GENERAL

The indenture does not limit the aggregate principal amount of debt securities we may issue and provides that we may issue debt securities thereunder from time to time in one or more series. The indenture does not limit the amount of other indebtedness or debt securities, other than certain secured indebtedness as described below, which we or our subsidiaries may issue. Under the indenture, the terms of the debt securities of any series may differ and we, without the consent of the holders of the debt securities of any series, may reopen a previous series of debt securities and issue additional debt securities of the series or establish additional terms of the series.

Unless otherwise provided in a prospectus supplement, the senior debt securities will be our unsecured obligations and will rank equally with all of our other unsecured and senior indebtedness, and the subordinated debt securities will be unsecured obligations of ours and, as set forth below under ‘‘—Subordinated Debt Securities,” will be subordinated in right of payment to all of our senior indebtedness.

Because many of our assets are held in subsidiaries established in connection with financing transactions, our rights and the rights of our creditors (including the holders of debt securities) and shareholders to participate in any distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization or otherwise would be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary.

You should refer to the prospectus supplement that accompanies this prospectus for a description of the specific series of debt securities we are offering by that prospectus supplement. The terms may include:

➢	the title and specific designation of the debt securities, including whether they are senior debt securities or subordinated debt securities;

➢	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

➢	whether the debt securities are to be issuable as registered securities, as bearer securities or alternatively as bearer securities and registered securities, and if as bearer securities, whether interest on any portion of a bearer security in global form will be paid to any clearing organizations;

Description of debt securities

➢	the currency or currencies, or composite currencies, in which the debt securities will be denominated and in which we will make payments on the debt securities;

➢	the date or dates on which we must pay principal;

➢	the rate or rates at which the debt securities will bear interest or the manner in which interest will be determined, if any interest is payable;

➢	the date or dates from which any interest will accrue, the date or dates on which we must pay interest and the record date for determining who is entitled to any interest payment;

➢	the place or places where we must pay the debt securities and where any debt securities issued in registered form may be sent for transfer or exchange;

➢	the terms and conditions on which we may, or may be required to, redeem the debt securities;

➢	the terms and conditions of any sinking fund;

➢	if other than denominations of $1,000, the denominations in which we may issue the debt securities;

➢	the amount we will pay if the maturity of the debt securities is accelerated;

➢	whether we will issue the debt securities in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

➢	any addition to or changes in the events of default or covenants that apply to the debt securities;

➢	whether the debt securities will be defeasible; and

➢	any other terms of the debt securities and any other deletions from or modifications or additions to the indenture in respect of the debt securities, including those relating to the subordination of any debt securities.

Unless the applicable prospectus supplement specifies otherwise, the debt securities will not be listed on any securities exchange.

Unless the applicable prospectus supplement specifies otherwise, we will issue the debt securities in fully registered form without coupons. If we issue debt securities of any series in bearer form, the applicable prospectus supplement will describe the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to those debt securities and to payment on and transfer and exchange of those debt securities. Debt securities issued in bearer form will be transferable by delivery.

Unless otherwise stated in the prospectus supplement, we will pay principal, premium, interest and additional amounts, if any, on the debt securities at the office or agency we maintain for that purpose (initially the corporate trust office of the trustee). We may pay interest on debt securities issued in registered form by check mailed to the address of the persons entitled to the payments or we may pay by transfer to their U.S. bank accounts. Interest on debt securities issued in registered form will be payable on any interest payment date to the registered owners of the debt securities at the close of business on the regular record date for the interest payment. We will name in the prospectus supplement all paying agents we initially designate for the debt securities. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place where payments on the debt securities are payable.

Unless otherwise stated in the prospectus supplement, the debt securities may be presented for transfer (duly endorsed or accompanied by a written instrument of transfer, if we or the security registrar so requires) or exchanged for other debt securities of the same series (containing identical terms and provisions, in any authorized denominations, and in the same aggregate principal amount) at the office

Description of debt securities

or agency we maintain for that purpose (initially the corporate trust office of the trustee). There will be no service charge for any transfer or exchange, but we may require payment sufficient to cover any tax or other governmental charge or expenses payable in connection with the transfer or exchange. We will not be required to:

➢	issue, register the transfer of, or exchange, debt securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such debt securities and ending at the close of business on the day of such mailing or

➢	register the transfer of or exchange any debt security selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

We shall appoint the trustee as security registrar. Any transfer agent (in addition to the security registrar) we initially designate for any debt securities will be named in the related prospectus supplement. We may designate additional transfer agents, rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place where any payments on the debt securities are payable.

Unless otherwise stated in the prospectus supplement, we will issue the debt securities only in fully registered form, without coupons, in minimum denominations of $1,000 and integral multiples of $1,000. The debt securities may be represented in whole or in part by one or more global debt securities. Each global security will be registered in the name of a depositary or its nominee and the global security will bear a legend regarding the restrictions on exchanges and registration of transfer. Interests in a global security will be shown on records maintained by the depositary and its participants, and transfers of those interests will be made as described below. Provisions relating to the use of global securities are more fully described below in the section entitled “Use of Global Securities.”

We may issue the debt securities as original issue discount securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their principal amount. We will describe certain special U.S. federal income tax and other considerations applicable to any debt securities that are issued as original issue discount securities in the applicable prospectus supplement.

If the purchase price of any debt securities is payable in one or more foreign currencies or currency units, or if any debt securities are denominated in one or more foreign currencies or currency units, or if any payments on the debt securities are payable in one or more foreign currencies or currency units, we will describe the restrictions, elections, certain U.S. federal income tax considerations, specific terms and other information about the debt securities and the foreign currency or currency units in the prospectus supplement.

We will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act that may then be applicable, in connection with any obligation to purchase debt securities at the option of the holders. Any such obligation applicable to a series of debt securities will be described in the related prospectus supplement.

Unless otherwise described in a prospectus supplement relating to any debt securities, other than as described below under “—Limitation on Mortgages and Liens,” the indenture does not limit our ability to incur debt or give holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of debt securities for information regarding any changes in the events of default described below or covenants contained in

Description of debt securities

the indenture, including any addition of a covenant or other provisions providing event risk or similar protection.

SUBORDINATED DEBT SECURITIES

Unless otherwise provided in the applicable prospectus supplement, the following provisions will apply for subordinated debt securities.

Before we pay the principal of, premium, if any, and interest on, the subordinated debt securities, we must be current and not in default on payment in full of all of our senior indebtedness. Senior indebtedness includes all of our indebtedness as described below, except for:

➢	obligations issued or assumed as the deferred purchase price of property;

➢	conditional sale obligations;

➢	obligations arising under any title retention agreements;

➢	indebtedness relating to the applicable subordinated debt securities;

➢	indebtedness owed to one of our subsidiaries; and

➢	indebtedness that, by its terms, is subordinate in right of payment to or equal with the applicable subordinated debt securities.

Generally indebtedness means:

➢	the principal of, premium, if any, and interest on indebtedness for money borrowed;

➢	the principal of, premium, if any, and interest on indebtedness evidenced by notes, debentures, bonds or other similar instruments;

➢	capitalized lease obligations;

➢	obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations arising under any title retention agreements;

➢	obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to certain letters of credit securing obligations entered into in the ordinary course of business);

➢	obligations of the type referred to in the bullet points above assumed for another party and dividends of another party for the payment of which, in either case, one is responsible or liable as obligor, guarantor or otherwise; and

➢	obligations assumed of the types referred to in the bullet points above for another party secured by any lien on any of one’s property or assets.

Indebtedness does not include amounts owed pursuant to trade accounts arising in the ordinary course of business.

Generally, we may not pay the principal of, premium, if any, or interest on the subordinated debt securities if, at the time of payment (or immediately after giving effect to such payment):

➢	there exists under any senior indebtedness, or any agreement under which any senior indebtedness is issued, any default, which default results in the full amount of the senior indebtedness being declared due and payable; or

➢	the trustee has received written notice from a holder of senior indebtedness stating that there exists under the senior indebtedness, or any agreement under which the senior indebtedness is issued, a

Description of debt securities

default, which default permits the holders of the senior indebtedness to declare the full amount of the senior indebtedness due and payable,

unless, among other things, in either case:

➢	the default has been cured or waived; or

➢	full payment of amounts then due for principal and interest and of all other obligations then due on all senior indebtedness has been made or duly provided for under the terms of any instrument governing senior indebtedness.

Limited subordination periods apply in the event of non-payment defaults relating to senior indebtedness in situations where there has not been an acceleration of senior indebtedness.

A failure to make any payment on the subordinated debt securities as a result of the foregoing provisions will not affect our obligations to the holders of the subordinated debt securities to pay the principal of, premium, if any, and interest on the subordinated debt securities as and when such payment obligations become due.

The holders of senior indebtedness will be entitled to receive payment in full of all amounts due or to become due on senior indebtedness, or provisions will be made for such payment, before the holders of the subordinated debt securities are entitled to receive any payment or distribution of any kind relating to the subordinated debt securities or on account of any purchase or other acquisition of the subordinated debt securities by us or any of our subsidiaries, in the event of:

➢	insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case, relating to us or our assets;

➢	any liquidation, dissolution or other winding up of Emeritus, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy; or

➢	any assignment for the benefit of our creditors or any other marshalling of our assets and liabilities.

In addition, the rights of the holders of the subordinated debt securities will be subrogated to the rights of the holders of senior indebtedness to receive payments and distributions of cash, property and securities applicable to the senior indebtedness until the principal of, premium, if any, and interest on the subordinated debt securities are paid in full.

Because of these subordination provisions, our creditors who hold senior indebtedness or other unsubordinated indebtedness may recover a greater percentage of the debt owed to them than the holders of the subordinated debt securities.

The subordinated debt indenture will not limit the aggregate amount of senior indebtedness that we may issue. If this prospectus is being delivered in connection with the offering of a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior debt outstanding as of a recent date.

CERTAIN RESTRICTIONS

Limitations on Mortgages and Liens.  Neither we nor any of our restricted subsidiaries (as defined below) will be permitted to issue, assume or guarantee certain types of secured debt, without securing the debt securities on an equal and ratable basis with any such debt. These limits apply to debt secured by mortgages, pledges, liens and other encumbrances, which together we refer to as liens. These limits will not apply to:

➢	liens that existed on the date of the indenture;

Description of debt securities

➢	liens on real estate (including liens that existed on property when we acquired it) not exceeding 100% of the fair value of the property at the time the debt is incurred;

➢	liens arising from the acquisition of a business as a going concern or to which assets we acquire in satisfaction of secured debt are subject;

➢	liens to secure extensions, renewals and replacements of debt secured by any of the liens referred to above, without increasing the amount of the debt; or

➢	certain mechanics, landlords, tax or other statutory liens, including liens and deposits required or provided for under state laws and similar regulatory statutes.

Limitations on Sales of Capital Stock of Restricted Subsidiaries.  Neither we nor any of our restricted subsidiaries will be permitted to issue, sell, transfer or dispose of (except to one of our restricted subsidiaries) all or any portion of the capital stock of a restricted subsidiary, unless such capital stock is disposed of for cash or property which, in the opinion of our board of directors, is at least equal to the fair value of such capital stock.

For the purposes of the indenture, “restricted subsidiary” means a subsidiary, including subsidiaries of any subsidiary, which meets any of the following conditions:

(1)  Our and our other subsidiaries’ investments in and advances to the subsidiary exceed 10% of our total consolidated assets as of the end of the most recently completed fiscal year;

(2)  Our and our other subsidiaries’ proportionate share of the total assets (after inter-company eliminations) of the subsidiary exceeds 10% of our total consolidated assets as of the end of the most recently completed fiscal year; or

(3)  Our and our other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10% of such income for us and our consolidated subsidiaries for the most recently completed fiscal year.

For purposes of making the income test in clause (3) of the preceding sentence, when a loss has been incurred by either us and our subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary will be excluded from our consolidated income for purposes of the computation and if our consolidated income for the most recent fiscal year is at least 10% lower than the average of the income for the last five fiscal years, the average income will be substituted for purposes of the computation and any loss years will be omitted for purposes of computing average income.

CONSOLIDATION, MERGER AND SALE OF ASSETS

We may not consolidate with or merge into any other person or convey or transfer or lease our properties and assets substantially as an entirety to any person unless:

(1)  if we consolidate with or merge into another corporation or convey or transfer our properties and assets substantially as an entirety to any person, the successor is organized under the laws of the United States, or any state, and assumes our obligations under the debt securities;

(2)  immediately after the transaction, no event of default occurs and continues; and

(3)  we meet certain other conditions specified in the indenture.

Description of debt securities

MODIFICATION AND WAIVER

We and the trustee may modify and amend the indenture without the consent of the holders of the outstanding debt securities of each affected series, in order to, among other things:

➢	evidence the succession of another corporation to us and the assumption of all of our obligations under the debt securities, any related coupons and our covenants by a successor;

➢	add to our covenants for the benefit of holders of debt securities or surrender any of our rights or powers;

➢	add additional events of default for any series;

➢	add, change or eliminate any provision affecting debt securities that are not yet issued;

➢	secure certain debt securities;

➢	establish the form or terms of debt securities not yet issued;

➢	make provisions with respect to conversion or exchange rights of holders of debt securities;

➢	evidence and provide for successor trustees;

➢	permit payment in respect of debt securities in bearer form in the United States, if allowed without penalty under applicable laws and regulations; or

➢	correct or supplement any inconsistent provisions, cure any ambiguity or mistake, or add any other provisions, on the condition that this action does not adversely affect the interests of any holder of debt securities of any series issued under the indenture in any material respect.

In addition, we and the trustee may modify and amend the indenture with the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each affected series. However, without the consent of each holder, we cannot modify or amend the indenture in a way that would:

➢	change the stated maturity of the principal of, or any installment of principal or interest on, any debt security;

➢	reduce the principal or interest on any debt security;

➢	change the place or currency of payment of principal or interest on any debt security;

➢	impair the right to sue to enforce any payment on any debt security after it is due; or

➢	reduce the percentage in principal amount of outstanding debt securities necessary to modify or amend the indenture, to waive compliance with certain provisions of the indenture or to waive certain defaults.

The holders of at least a majority in aggregate principal amount of outstanding debt securities may waive our compliance with certain restrictive covenants of the indenture. The holders of at least a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to outstanding debt securities of that series, which will be binding on all holders of debt securities of that series, except a default in the payment of principal or interest on any debt security of that series or in respect of a provision of the indenture that cannot be modified or amended without each holder’s consent.

Description of debt securities

EVENTS OF DEFAULT

Each of the following will be an event of default:

(1)  default for 30 days in the payment of any interest;

(2)  default in the payment of principal;

(3)  default in the deposit of any sinking fund payment;

(4)  default in the performance of any other covenant in the indenture for 60 days after written notice;

(5)  a failure to pay when due or a default that results in the acceleration of maturity of any other debt of ours or our restricted subsidiaries in an aggregate amount of $25 million or more, unless (a) the acceleration is rescinded, stayed or annulled, or (b) the debt has been discharged or, in the case of debt we are contesting in good faith, we set aside a bond, letter of credit, escrow deposit or other cash equivalent sufficient to discharge the debt within 10 days after written notice of default is given to us; and

(6)  certain events in bankruptcy, insolvency or reorganization.

We are required to furnish the trustee annually a statement as to our fulfillment of our obligations under the indenture. The trustee may withhold notice of any default to the holders of debt securities of any series (except for a default on principal or interest payments on debt securities of that series) if it considers it in the interest of the holders to do so.

If an event of default occurs and continues, either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of the series in default may declare the principal amount immediately due and payable by written notice to us (and to the trustee if given by the holders). Upon any such declaration, the principal amount will become immediately due and payable. However, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul the acceleration.

Except for certain duties in case of an event of default, the trustee is not required to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders offer the trustee reasonable security or indemnity. If the holders provide this security or indemnity, the holders of a majority in principal amount of the outstanding debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or powers conferred on the trustee with respect to the debt securities of that series.

No holder of a debt security may bring any lawsuit or other proceeding with respect to the indenture or for any remedy under the indenture, unless:

➢	the holder first gives the trustee written notice of a continuing event of default,

➢	the holders of at least 25% in principal amount of the outstanding debt securities of the series in default give the trustee a written request to bring the proceeding and offer the trustee reasonable security or indemnity, and

➢	the trustee fails to institute the proceeding within 60 days of the written request and has not received from holders of a majority in principal amount of the outstanding debt securities of the series in default a direction inconsistent with that request.

However, the holder of any debt security has the absolute right to receive payment of the principal of and any interest on the debt security on or after the stated due dates and to take any action to enforce any such payment.

Description of debt securities

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

We may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by depositing with the trustee, in trust, funds in U.S. dollars or in the foreign currency in which such debt securities are payable in an amount sufficient to pay the principal and any premium, interest and additional amounts on such debt securities to the date of deposit (if the debt securities have become due and payable) or to the maturity date, as the case may be.

Unless a prospectus supplement states that the following provisions do not apply to the debt securities of that series, we may elect either:

➢	to defease and be discharged from any and all obligations with respect to such debt securities (except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on the debt securities and other obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency with respect to such debt securities and to hold moneys for payment in trust), such an action a “defeasance” or

➢	to be released from our obligations under the indenture with respect to the debt securities as described above under “—Certain Restrictions” and as may be further described in any prospectus supplement, and our failure to comply with these obligations will not constitute an event of default with respect to such debt securities, such an action a “covenant defeasance.”

Defeasance or covenant defeasance is conditioned on our irrevocable deposit with the trustee, in trust, of an amount in cash or government securities, or both, sufficient to pay the principal of, any premium and interest on, and any additional amounts with respect to, the debt securities on the scheduled due dates. Additional conditions to defeasance or covenant defeasance require that:

(1)  the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound,

(2)  no event of default has occurred and continues on the date the trust is established and, with respect to defeasance only, at any time during the period ending on the 123rd day after that date, and

(3)  we have delivered to the trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to U.S. federal income tax for the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. This opinion, in the case of defeasance, must refer to and be based upon a letter ruling we have received from the Internal Revenue Service, a Revenue Ruling published by the Internal Revenue Service, or a change in applicable U.S. federal income tax law occurring after the date of the indenture.

If we accomplish covenant defeasance on debt securities of certain holders, those holders can still look to us for repayment of their debt securities in the event of any shortfall in the trust deposit. If one of the remaining events of default occurred, such as our bankruptcy, and the debt securities became immediately due and payable, there may be a shortfall. Depending on the event causing the default, such holders may not be able to obtain payment of the shortfall.

Description of debt securities

In the case of subordinated debt securities, the subordination provisions described under “—Subordinated Debt Securities” above are made subject to the provisions for defeasance and covenant defeasance. In other words, if we accomplish defeasance or covenant defeasance on any subordinated debt securities, such securities would cease to be so subordinated.

GOVERNING LAW

The indentures and the debt securities will be governed by and interpreted under the laws of the State of New York.

Description of convertible debt securities

The following summary of the terms of the convertible debt securities describes general terms that apply to the convertible debt securities. The convertible debt securities offered pursuant to this prospectus will be unsecured obligations and will be either convertible senior debt or convertible subordinated debt. The particular terms of any convertible debt securities will be described more specifically in each prospectus supplement relating to those convertible debt securities. Where any provision in an accompanying prospectus supplement is inconsistent with any provision in this summary, the prospectus supplement will control.

Convertible senior debt securities will be issued under a convertible debt indenture, and convertible subordinated debt securities will be issued under a convertible subordinated debt indenture. We summarize these indentures below. Where we make no distinction in our summary between convertible senior debt securities and convertible subordinated debt securities or between the convertible debt indenture and the convertible subordinated debt indenture, the applicable information refers to any convertible debt securities and either of the indentures. Since this is only a summary, it does not contain all of the information that may be important to you. A form of indenture relating to the convertible senior debt securities, along with a form of convertible senior debt securities, and a form of indenture relating to the convertible subordinated debt securities, along with a form of convertible subordinated debt securities, are exhibits to the registration statement of which this prospectus is a part. We encourage you to read those documents.

GENERAL

The indenture does not limit the aggregate principal amount of convertible debt securities we may issue and provides that we may issue convertible debt securities thereunder from time to time in one or more series. The indenture does not limit the amount of other indebtedness or convertible debt securities, other than certain secured indebtedness as described below, which we or our subsidiaries may issue. Under the indenture, the terms of the convertible debt securities of any series may differ and we, without the consent of the holders of the convertible debt securities of any series, may reopen a previous series of convertible debt securities and issue additional convertible debt securities of the series or establish additional terms of the series.

Unless otherwise provided in a prospectus supplement, the convertible senior debt securities will be our unsecured obligations and will rank equally with all of our other unsecured and senior indebtedness, and the convertible subordinated debt securities will be unsecured obligations of ours and, as set forth below under “—Subordinated Debt Securities,” will be subordinated in right of payment to all of our senior indebtedness.

Because many of our assets are held in subsidiaries established in connection with financing transactions, our rights and the rights of our creditors (including the holders of convertible debt securities) and shareholders to participate in any distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization or otherwise would be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary.

You should refer to the prospectus supplement that accompanies this prospectus for a description of the specific series of convertible debt securities we are offering by that prospectus supplement. The terms may include:

➢	the title and specific designation of the convertible debt securities, including whether they are convertible senior debt securities or convertible subordinated debt securities;

Description of convertible debt securities

➢	any limit on the aggregate principal amount of the convertible debt securities or the series of which they are a part;

➢	whether the convertible debt securities are to be issuable as registered securities, as bearer securities or alternatively as bearer securities and registered securities, and if as bearer securities, whether interest on any portion of a bearer security in global form will be paid to any clearing organizations;

➢	the currency or currencies, or composite currencies, in which the convertible debt securities will be denominated and in which we will make payments on the convertible debt securities;

➢	the date or dates on which we must pay principal;

➢	the rate or rates at which the convertible debt securities will bear interest or the manner in which interest will be determined, if any interest is payable;

➢	the date or dates from which any interest will accrue, the date or dates on which we must pay interest and the record date for determining who is entitled to any interest payment;

➢	the place or places where we must pay the convertible debt securities and where any convertible debt securities issued in registered form may be sent for transfer, conversion or exchange;

➢	the terms and conditions on which we may, or may be required to, redeem the convertible debt securities;

➢	the terms and conditions of any sinking fund;

➢	if other than denominations of $1,000, the denominations in which we may issue the convertible debt securities;

➢	the terms and conditions upon which conversion of the convertible debt securities may be effected, including the conversion price, the conversion period and other conversion provisions;

➢	the amount we will pay if the maturity of the convertible debt securities is accelerated;

➢	whether we will issue the convertible debt securities in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

➢	any addition to or changes in the events of default or covenants that apply to the convertible debt securities;

➢	whether the convertible debt securities will be defeasible; and

➢	any other terms of the convertible debt securities and any other deletions from or modifications or additions to the indenture in respect of the convertible debt securities, including those relating to the subordination of any convertible debt securities.

Unless the applicable prospectus supplement specifies otherwise, the convertible debt securities will not be listed on any securities exchange.

Unless the applicable prospectus supplement specifies otherwise, we will issue the convertible debt securities in fully registered form without coupons. If we issue convertible debt securities of any series in bearer form, the applicable prospectus supplement will describe the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to those convertible debt securities and to payment on and transfer and exchange of those convertible debt securities. Convertible debt securities issued in bearer form will be transferable by delivery.

Unless otherwise stated in the prospectus supplement, we will pay principal, premium, interest and additional amounts, if any, on the convertible debt securities at the office or agency we maintain for that purpose (initially the corporate trust office of the trustee). We may pay interest on convertible debt

Description of convertible debt securities

securities issued in registered form by check mailed to the address of the persons entitled to the payments or we may pay by transfer to their U.S. bank accounts. Interest on convertible debt securities issued in registered form will be payable on any interest payment date to the registered owners of the convertible debt securities at the close of business on the regular record date for the interest payment. We will name in the prospectus supplement all paying agents we initially designate for the convertible debt securities. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place where payments on the convertible debt securities are payable.

Unless otherwise stated in the prospectus supplement, the convertible debt securities may be presented for transfer (duly endorsed or accompanied by a written instrument of transfer, if we or the security registrar so requires) or exchanged for other convertible debt securities of the same series (containing identical terms and provisions, in any authorized denominations, and in the same aggregate principal amount) at the office or agency we maintain for that purpose (initially the corporate trust office of the trustee). There will be no service charge for any transfer or exchange, but we may require payment sufficient to cover any tax or other governmental charge or expenses payable in connection with the transfer or exchange. We will not be required to:

➢	issue, register the transfer of, or exchange, convertible debt securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such convertible debt securities and ending at the close of business on the day of such mailing or

➢	register the transfer of or exchange any debt security selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part. We shall appoint the trustee as security registrar.

Any transfer agent (in addition to the security registrar) we initially designate for any convertible debt securities will be named in the related prospectus supplement. We may designate additional transfer agents, rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place where any payments on the convertible debt securities are payable.

Unless otherwise stated in the prospectus supplement, we will issue the convertible debt securities only in fully registered form, without coupons, in minimum denominations of $1,000 and integral multiples of $1,000. The convertible debt securities may be represented in whole or in part by one or more global debt securities. Each global security will be registered in the name of a depositary or its nominee and the global security will bear a legend regarding the restrictions on exchanges and registration of transfer. Interests in a global security will be shown on records maintained by the depositary and its participants, and transfers of those interests will be made as described below. Provisions relating to the use of global securities are more fully described below in the section entitled “Use of Global Securities.”

We may issue the convertible debt securities as original issue discount securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their principal amount. We will describe certain special U.S. federal income tax and other considerations applicable to any convertible debt securities that are issued as original issue discount securities in the applicable prospectus supplement.

If the purchase price of any convertible debt securities is payable in one or more foreign currencies or currency units, or if any convertible debt securities are denominated in one or more foreign currencies or currency units, or if any payments on the convertible debt securities are payable in one or more foreign currencies or currency units, we will describe the restrictions, elections, certain U.S. federal

Description of convertible debt securities

income tax considerations, specific terms and other information about the convertible debt securities and the foreign currency or currency units in the prospectus supplement.

We will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act that may then be applicable, in connection with any obligation to purchase convertible debt securities at the option of the holders. Any such obligation applicable to a series of convertible debt securities will be described in the related prospectus supplement.

Unless otherwise described in a prospectus supplement relating to any convertible debt securities, other than as described below under “—Limitation on Mortgages and Liens,” the indenture does not limit our ability to incur debt or give holders of convertible debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of convertible debt securities for information regarding any changes in the events of default described below or covenants contained in the indenture, including any addition of a covenant or other provisions providing event risk or similar protection.

CONVERSION RIGHTS

An applicable prospectus supplement will set forth the terms on which the convertible debt securities of any series are convertible into common stock. Those terms will address whether conversion is mandatory, at the option of the holder or at our option. The terms may also provide that the number of shares of our common stock to be received by the holders of the convertible debt securities will be calculated according to the market price of our common stock as of a time stated in the prospectus supplement or otherwise.

CONVERTIBLE SUBORDINATED DEBT SECURITIES

Unless otherwise provided in the applicable prospectus supplement, the following provisions will apply for convertible subordinated debt securities.

Before we pay the principal of, premium, if any and interest on, the convertible subordinated debt securities, we must be current and not in default on payment in full of all of our senior indebtedness. Senior indebtedness includes all of our indebtedness as described below, except for:

➢	obligations issued or assumed as the deferred purchase price of property;

➢	conditional sale obligations;

➢	obligations arising under any title retention agreements;

➢	indebtedness relating to the applicable convertible subordinated debt securities;

➢	indebtedness owed to one of our subsidiaries; and

➢	indebtedness that, by its terms, is subordinate in right of payment to or equal with the applicable convertible subordinated debt securities.

Generally indebtedness means:

➢	the principal of, premium, if any, and interest on indebtedness for money borrowed;

➢	the principal of, premium, if any, and interest on indebtedness evidenced by notes, debentures, bonds or other similar instruments;

➢	capitalized lease obligations;

Description of convertible debt securities

➢	obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations arising under any title retention agreements;

➢	obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to certain letters of credit securing obligations entered into in the ordinary course of business);

➢	obligations of the type referred to in the bullet points above assumed for another party and dividends of another party for the payment of which, in either case, one is responsible or liable as obligor, guarantor or otherwise; and

➢	obligations assumed of the types referred to in the bullet points above for another party secured by any lien on any of one’s property or assets.

Indebtedness does not include amounts owed pursuant to trade accounts arising in the ordinary course of business.

Generally, we may not pay the principal of, premium, if any, or interest on the convertible subordinated debt securities if, at the time of payment (or immediately after giving effect to such payment):

➢	there exists under any senior indebtedness, or any agreement under which any senior indebtedness is issued, any default, which default results in the full amount of the senior indebtedness being declared due and payable; or

➢	the trustee has received written notice from a holder of senior indebtedness stating that there exists under the senior indebtedness, or any agreement under which the senior indebtedness is issued, a default, which default permits the holders of the senior indebtedness to declare the full amount of the senior indebtedness due and payable, unless, among other things, in either case:

➢	the default has been cured or waived; or

➢	full payment of amounts then due for principal and interest and of all other obligations then due on all senior indebtedness has been made or duly provided for under the terms of any instrument governing senior indebtedness.

Limited subordination periods apply in the event of non-payment defaults relating to senior indebtedness in situations where there has not been an acceleration of senior indebtedness.

A failure to make any payment on the convertible subordinated debt securities as a result of the foregoing provisions will not affect our obligations to the holders of the convertible subordinated debt securities to pay the principal of, premium, if any, and interest on the convertible subordinated debt securities as and when such payment obligations become due.

The holders of senior indebtedness will be entitled to receive payment in full of all amounts due or to become due on senior indebtedness, or provisions will be made for such payment, before the holders of the convertible subordinated debt securities are entitled to receive any payment or distribution of any kind relating to the convertible subordinated debt securities or on account of any purchase or other acquisition of the convertible subordinated debt securities by us or any of our subsidiaries, in the event of:

➢	insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case, relating to us or our assets;

➢	any liquidation, dissolution or other winding up of Emeritus, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy; or

Description of convertible debt securities

➢	any assignment for the benefit of our creditors or any other marshalling of our assets and liabilities.

In addition, the rights of the holders of the convertible subordinated debt securities will be subrogated to the rights of the holders of senior indebtedness to receive payments and distributions of cash, property and securities applicable to the senior indebtedness until the principal of, premium, if any, and interest on the convertible subordinated debt securities are paid in full.

Because of these subordination provisions, our creditors who hold senior indebtedness or other unsubordinated indebtedness may recover a greater percentage of the debt owed to them than the holders of the convertible subordinated debt securities.

The convertible subordinated debt indenture will not limit the aggregate amount of senior indebtedness that we may issue. If this prospectus is being delivered in connection with the offering of a series of convertible subordinated debt securities, the accompanying prospectus supplement or the information incorporated in this prospectus by reference will set forth the approximate amount of senior debt outstanding as of a recent date.

CERTAIN RESTRICTIONS

Limitations on Mortgages and Liens.  Neither we nor any of our restricted subsidiaries (as defined below) will be permitted to issue, assume or guarantee certain types of secured debt, without securing the convertible debt securities on an equal and ratable basis with any such debt. These limits apply to debt secured by mortgages, pledges, liens and other encumbrances, which together we refer to as liens. These limits will not apply to:

➢	liens that existed on the date of the indenture;

➢	liens on real estate (including liens that existed on property when we acquired it) not exceeding 100% of the fair value of the property at the time the debt is incurred;

➢	liens arising from the acquisition of a business as a going concern or to which assets we acquire in satisfaction of secured debt are subject;

➢	liens to secure extensions, renewals and replacements of debt secured by any of the liens referred to above, without increasing the amount of the debt; or

➢	certain mechanics, landlords, tax or other statutory liens, including liens and deposits required or provided for under state laws and similar regulatory statutes.

Limitations on Sales of Capital Stock of Restricted Subsidiaries.  Neither we nor any of our restricted subsidiaries will be permitted to issue, sell, transfer or dispose of (except to one of our restricted subsidiaries) all or any portion of capital stock of a restricted subsidiary, unless such capital stock is disposed of for cash or property which, in the opinion of our board of directors, is at least equal to the fair value of such capital stock.

For the purposes of the indenture, “restricted subsidiary” means a subsidiary, including subsidiaries of any subsidiary, which meets any of the following conditions:

(1)  Our and our other subsidiaries’ investments in and advances to the subsidiary exceed 10% of our total consolidated assets as of the end of the most recently completed fiscal year;

(2)  Our and our other subsidiaries’ proportionate share of the total assets (after inter-company eliminations) of the subsidiary exceeds 10% of our total consolidated assets as of the end of the most recently completed fiscal year; or

(3)  Our and our other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of

Description of convertible debt securities

the subsidiary exceeds 10% of such income for us and our consolidated subsidiaries for the most recently completed fiscal year.

For purposes of making the income test in clause (3) of the preceding sentence, when a loss has been incurred by either us and our subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary will be excluded from our consolidated income for purposes of the computation and if our consolidated income for the most recent fiscal year is at least 10% lower than the average of the income for the last five fiscal years, the average income will be substituted for purposes of the computation and any loss years will be omitted for purposes of computing average income.

CONSOLIDATION, MERGER AND SALE OF ASSETS

We may not consolidate with or merge into any other person or convey or transfer or lease our properties and assets substantially as an entirety to any person unless:

(1)  if we consolidate with or merge into another corporation or convey or transfer our properties and assets substantially as an entirety to any person, the successor is organized under the laws of the United States, or any state, and assumes our obligations under the convertible debt securities;

(2)  immediately after the transaction, no event of default occurs and continues; and

(3)  we meet certain other conditions specified in the indenture.

MODIFICATION AND WAIVER

We and the trustee may modify and amend the indenture without the consent of the holders of the outstanding convertible debt securities of each affected series, in order to, among other things:

➢	evidence the succession of another corporation to us and the assumption of all of our obligations under the convertible debt securities, any related coupons and our covenants by a successor;

➢	add to our covenants for the benefit of holders of convertible debt securities or surrender any of our rights or powers;

➢	add additional events of default for any series;

➢	add, change or eliminate any provision affecting convertible debt securities that are not yet issued;

➢	secure certain convertible debt securities;

➢	establish the form or terms of convertible debt securities not yet issued;

➢	make provisions with respect to conversion or exchange rights of holders of convertible debt securities;

➢	evidence and provide for successor trustees;

➢	permit payment in respect of convertible debt securities in bearer form in the United States, if allowed without penalty under applicable laws and regulations; or

➢	correct or supplement any inconsistent provisions, cure any ambiguity or mistake, or add any other provisions, on the condition that this action does not adversely affect the interests of any holder of convertible debt securities of any series issued under the indenture in any material respect.

In addition, we and the trustee may modify and amend the indenture with the consent of the holders of at least a majority in aggregate principal amount of the outstanding convertible debt securities of each

Description of convertible debt securities

affected series. However, without the consent of each holder, we cannot modify or amend the indenture in a way that would:

➢	change the stated maturity of the principal of, or any installment of principal or interest on, any debt security;

➢	reduce the principal or interest on any debt security;

➢	change the place or currency of payment of principal or interest on any debt security;

➢	impair the right to sue to enforce any payment on any debt security after it is due; or

➢	reduce the percentage in principal amount of outstanding convertible debt securities necessary to modify or amend the indenture, to waive compliance with certain provisions of the indenture or to waive certain defaults.

The holders of at least a majority in aggregate principal amount of outstanding convertible debt securities may waive our compliance with certain restrictive covenants of the indenture. The holders of at least a majority in principal amount of the outstanding convertible debt securities of any series may waive any past default under the indenture with respect to outstanding convertible debt securities of that series, which will be binding on all holders of convertible debt securities of that series, except a default in the payment of principal or interest on any debt security of that series or in respect of a provision of the indenture that cannot be modified or amended without each holder’s consent.

EVENTS OF DEFAULT

Each of the following will be an event of default:

(1)  default for 30 days in the payment of any interest;

(2)  default in the payment of principal;

(3)  default in the deposit of any sinking fund payment;

(4)  default in the performance of any other covenant in the indenture for 60 days after written notice;

(5)  a failure to pay when due or a default that results in the acceleration of maturity of any other debt of ours or our restricted subsidiaries in an aggregate amount of $25 million or more, unless (a) the acceleration is rescinded, stayed or annulled, or (b) the debt has been discharged or, in the case of debt we are contesting in good faith, we set aside a bond, letter of credit, escrow deposit or other cash equivalent sufficient to discharge the debt within 10 days after written notice of default is given to us; and

(6)  certain events in bankruptcy, insolvency or reorganization.

We are required to furnish the trustee annually a statement as to our fulfillment of our obligations under the indenture. The trustee may withhold notice of any default to the holders of convertible debt securities of any series (except for a default on principal or interest payments on convertible debt securities of that series) if it considers it in the interest of the holders to do so.

If an event of default occurs and continues, either the trustee or the holders of not less than 25% in principal amount of the outstanding convertible debt securities of the series in default may declare the principal amount immediately due and payable by written notice to us (and to the trustee if given by the holders). Upon any such declaration, the principal amount will become immediately due and payable. However, the holders of a majority in principal amount of the outstanding convertible debt securities of that series may, under certain circumstances, rescind and annul the acceleration.

Description of convertible debt securities

Except for certain duties in case of an event of default, the trustee is not required to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders offer the trustee reasonable security or indemnity. If the holders provide this security or indemnity, the holders of a majority in principal amount of the outstanding convertible debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or powers conferred on the trustee with respect to the convertible debt securities of that series.

No holder of a convertible debt security may bring any lawsuit or other proceeding with respect to the indenture or for any remedy under the indenture, unless:

➢	the holder first gives the trustee written notice of a continuing event of default,

➢	the holders of at least 25% in principal amount of the outstanding convertible debt securities of the series in default give the trustee a written request to bring the proceeding and offer the trustee reasonable security or indemnity, and

➢	the trustee fails to institute the proceeding within 60 days of the written request and has not received from holders of a majority in principal amount of the outstanding convertible debt securities of the series in default a direction inconsistent with that request.

However, the holder of any convertible debt security has the absolute right to receive payment of the principal of and any interest on the convertible debt security on or after the stated due dates and to take any action to enforce any such payment.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

We may discharge certain obligations to holders of any series of convertible debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by depositing with the trustee, in trust, funds in U.S. dollars or in the foreign currency in which such convertible debt securities are payable in an amount sufficient to pay the principal and any premium, interest and additional amounts on such convertible debt securities to the date of deposit (if the convertible debt securities have become due and payable) or to the maturity date, as the case may be.

Unless a prospectus supplement states that the following provisions do not apply to the convertible debt securities of that series, we may elect either:

➢	to defease and be discharged from any and all obligations with respect to such convertible debt securities (except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on the convertible debt securities and other obligations to provide for the conversion rights of the holders of such convertible debt securities, to register the transfer or exchange of such convertible debt securities, to replace temporary or mutilated, destroyed, lost or stolen convertible debt securities, to maintain an office or agency with respect to such convertible debt securities and to hold moneys for payment in trust), such an action a “defeasance” or

➢	to be released from our obligations under the indenture with respect to the convertible debt securities as described above under “—Certain Restrictions” and as may be further described in any prospectus supplement, and our failure to comply with these obligations will not constitute an event of default with respect to such convertible debt securities, such an action a “covenant defeasance”.

Defeasance or covenant defeasance is conditioned on our irrevocable deposit with the trustee, in trust, of an amount in cash or government securities, or both, sufficient to pay the principal of, any premium

Description of convertible debt securities

and interest on, and any additional amounts with respect to, the convertible debt securities on the scheduled due dates. Additional conditions to defeasance or covenant defeasance require that:

(1)  the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound,

(2)  no event of default has occurred and continues on the date the trust is established and, with respect to defeasance only, at any time during the period ending on the 123rd day after that date, and

(3)  we have delivered to the trustee an opinion of counsel to the effect that the holders of such convertible debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to U.S. federal income tax for the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. This opinion, in the case of defeasance, must refer to and be based upon a letter ruling we have received from the Internal Revenue Service, a Revenue Ruling published by the Internal Revenue Service, or a change in applicable U.S. federal income tax law occurring after the date of the indenture.

If we accomplish covenant defeasance on convertible debt securities of certain holders, those holders can still look to us for repayment of their convertible debt securities in the event of any shortfall in the trust deposit. If one of the remaining events of default occurred, such as our bankruptcy, and the convertible debt securities became immediately due and payable, there may be a shortfall. Depending on the event causing the default, such holders may not be able to obtain payment of the shortfall.

In the case of convertible subordinated debt securities, the subordination provisions described under “—Convertible Subordinated Debt Securities” above are made subject to the provisions for defeasance and covenant defeasance. In other words, if we accomplish defeasance or covenant defeasance on any convertible subordinated debt securities, such securities would cease to be so subordinated.

GOVERNING LAW

The indentures and the convertible debt securities will be governed by and interpreted under the laws of the State of New York.

Description of warrants

We may issue, either separately or together with other securities, warrants for the purchase of any, including any combination, of common stock, preferred stock or convertible preferred stock that we may sell under this prospectus.

The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all to be set forth in the applicable prospectus supplement relating to any or all warrants with respect to which this prospectus is being delivered. Copies of the form of agreement for each warrant, which we refer to collectively as “warrant agreements,” including the forms of certificates representing the warrants, which we refer to collectively as “warrant certificates,” and reflecting the provisions to be included in such agreements that will be entered into with respect to a particular offering of each type of warrant, will be filed with the Commission and incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

The following description sets forth certain general terms and provisions of the warrants to which any prospectus supplement may relate. The particular terms of the warrants to which any prospectus supplement may relate and the extent, if any, to which the general provisions may apply to the warrants so offered will be described in the applicable prospectus supplement. To the extent that any particular terms of the warrants, warrant agreements or warrant certificates described in a prospectus supplement differ from any of the terms described in this section, then the terms described in this section will be deemed to have been superseded by that prospectus supplement. We encourage you to read the applicable warrant agreement and certificate for additional information before you purchase any of our warrants.

GENERAL

The prospectus supplement will describe the terms of the warrants with respect to which this prospectus is being delivered, as well as the related warrant agreement and warrant certificates, including the following, where applicable:

➢	the principal amount of, or the number of, securities, as the case may be, purchasable upon exercise of each warrant and the initial price at which the principal amount or number of securities, as the case may be, may be purchased upon such exercise;

➢	the designation and terms of the securities, if other than common stock, purchasable upon exercise of the warrants and of any securities, if other than common stock, with which the warrants are issued;

➢	the procedures and conditions relating to the exercise of the warrants;

➢	the date, if any, on and after which the warrants, and any securities with which the warrants are issued, will be separately transferable;

➢	the offering price, if any, of the warrants;

➢	the date on which the right to exercise the warrants will commence and the date on which that right will expire;

➢	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

➢	whether the warrants represented by the warrant certificates will be issued in registered or bearer form and, if registered, where they may be transferred and registered;

➢	call provisions, if any, of the warrants;

➢	antidilution provisions, if any, of the warrants; and

➢	any other material terms of the warrants.

Description of warrants

The description of warrants in the prospectus supplement will not necessarily be complete and will be qualified in its entirety by reference to the warrant agreement and warrant certificate relating to the warrants being offered.

EXERCISE OF WARRANTS

Each warrant will entitle the holder to purchase for cash that principal amount of, or number of, securities, as the case may be, at the exercise price set forth in, or to be determined as set forth in, the applicable prospectus supplement relating to the warrants. Unless otherwise specified in the applicable prospectus supplement, warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement at any time up to the close of business, New York City time, on the expiration date set forth in the applicable prospectus supplement. After the close of business, New York City time, on the expiration date, unexercised warrants will become void. Upon receipt of payment and the warrant certificate properly completed and duly executed, we will, as soon as practicable, issue the securities purchasable upon exercise of the warrant. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

NO RIGHTS OF SECURITY HOLDER PRIOR TO EXERCISE

Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon the exercise of the warrants, and will not be entitled to, among other things, vote or receive dividend payments or similar distributions on the securities purchasable upon exercise.

EXCHANGE OF WARRANT CERTIFICATES

Warrant certificates may be exchangeable for new warrant certificates of different denominations at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement.

Use of global securities

The debt securities or convertible debt securities of any series may be issued in whole or in part in the form of one or more global debt securities that will be deposited with a depositary or its nominee identified in the series prospectus supplement.

The specific terms of the depositary arrangement covering debt securities or convertible debt securities will be described in the prospectus supplement relating to that series. We anticipate that the following provisions or similar provisions will apply to depositary arrangements relating to debt securities or convertible debt securities, although to the extent the terms of any arrangement differs from those described in this section, the terms of the arrangement shall supersede those in this section. In this section, the term debt securities will refer to both debt securities and convertible debt securities.

Upon the issuance of a global security, the depositary for the global security or its nominee will credit, to accounts in its book-entry registration and transfer system, the principal amounts of the debt securities represented by the global security. These accounts will be designated by the underwriters or agents with respect to such debt securities or by us if such debt securities are offered and sold directly by us. Only institutions that have accounts with the depositary or its nominee, and persons who hold beneficial interests through those participants, may own beneficial interests in a global security. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary, its nominee or any such participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may prevent you from transferring your beneficial interest in a global security.

As long as the depositary or its nominee is the registered owner of a global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security. Except as described below, owners of beneficial interests in a global security will not be entitled to have debt securities registered in their names and will not be entitled to receive physical delivery of the debt securities in definitive form.

We will make all payments of principal of, any premium and interest on, and any additional amounts with respect to, debt securities issued as global securities to the depositary or its nominee. Neither we nor the trustee, any paying agent or the security registrar assumes any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security.

We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment with respect to such debt securities, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the global security for such debt securities as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name,” and will be the responsibility of such participants.

The indenture provides that if:

➢	the depositary notifies us that it is unwilling or unable to continue as depositary for a series of debt securities, or if the depositary is no longer legally qualified to serve in that capacity, and we have not appointed a successor depositary within 90 days of written notice,

Use of global securities

➢	we determine that a series of debt securities will no longer be represented by global securities and we execute and deliver an order to that effect to the trustee, or

➢	an event of default with respect to a series of debt securities occurs and continues,

the global securities for that series will be exchanged for registered debt securities in definitive form. The definitive debt securities will be registered in the name or names the depositary instructs the trustee. We expect that these instructions may be based upon directions the depositary receives from participants with respect to ownership of beneficial interests in global securities.

Selling shareholders

The shares of our common stock that may be offered and sold by the selling shareholders under this prospectus and any applicable prospectus supplements were acquired by the selling shareholders in June 2005 and March 2006 pursuant to the conversion of our Series B Convertible Preferred Stock and the exercise of warrants for our common stock. The preferred stock was issued in a financing in December 1999 and the warrants were issued in August 2000 in a modification of that financing, as further described below. We granted registration rights to the selling shareholders in connection with that financing.

In accordance with the registration rights granted to the selling shareholders, we have included 2,000,000 shares owned by the selling shareholders in the registration statement, of which this prospectus is a part, with respect to the resale or other disposition of such shares. We have agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective until the shares are no longer required to be registered for resale by the selling shareholders. We have agreed to pay the fees and expenses of registration of the shares of the selling shareholders.

The following table sets forth information with respect to the beneficial ownership of shares of our common stock held by the selling shareholders as of May 31, 2007. Beneficial ownership is described under the rules of the Commission.

Total number of shares
beneficially owned
Selling Shareholders(1)	prior to this offering

Saratoga Partners IV, L.P.(2)	6,422,615
Saratoga Coinvestment IV, LLC(2)	6,422,615
Saratoga Management Company LLC(2)	6,422,615
John P. Birkeland(2)	6,422,615
Charles P. Durkin, Jr.(2)(3)(4)	6,448,115
David W. Niemiec(3)(5)	62,974
Christian L. Oberbeck(2)	6,422,615

(1)	Information presented regarding the selling shareholders is based on a Schedule 13D/A filed with the Commission on April 11, 2007. Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC and Saratoga Management Company LLC are affiliated entities. Messrs. Birkelund, Durkin, Jr. and Oberbeck are the current members of the management committee of Saratoga Associates IV LLC, the general partner of Saratoga Partners IV, L.P. Until November 2001, Mr. Niemiec was a principal of Saratoga Partners IV, L.P. and certain of its affiliates. Saratoga Management Company LLC is the manager of Saratoga Partners IV, L.P., the managing member of Saratoga Coinvestment IV LLC and attorney-in-fact and agent for Messrs. Birkelund, Durkin, Jr., Niemiec and Oberbeck (who (other than Mr. Niemiec) are the current members of the management committee of Saratoga Management Company LLC).

(2)	Includes (i) 6,195,343 shares of common stock for which Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC, Saratoga Management Company LLC, John P. Birkelund, Charles P. Durkin, Jr., and Christian L. Oberbeck have shared voting and dispositive power and (ii) 227,272 shares of common stock into which debentures are convertible for which Saratoga Partners IV, L.P., Saratoga Coinvestment IV LLC, Saratoga Management Company LLC, John P. Birkelund, Charles P. Durkin, Jr., and Christian L. Oberbeck have shared voting and dispositive power.

(3)	Messrs. Durkin, Jr. and Niemiec are directors of Emeritus.

Selling shareholders

(4)	Includes options exercisable within 60 days for the purchase of 25,500 shares of common stock.

(5)	Includes (i) 36,131 shares of common stock, (ii) 1,343 shares of common stock into which debentures are convertible, all of which are held by Saratoga Management Company LLC as attorney-in-fact and agent for Mr. Niemiec, and (iii) options exercisable within 60 days for the purchase of 25,500 shares of common stock. Mr. Niemiec may be deemed to have no dispositive or voting power over the common stock or debentures for which Saratoga Management Company acts as agent and attorney-in-fact.

Of the total number of shares beneficially owned by the selling shareholders as described in the table above, we included 2,000,000 shares of common stock in the registration statement of which this prospectus is a part, for the resale or other disposition by the selling shareholders. In the prospectus supplement relating to any sales by the selling shareholders, we will, among other things, identify the number of shares of our common stock that each of the selling shareholders named above will be selling. Described below are the material relationships we have had with the selling shareholders and their affiliates during the last three years.

SERIES B PREFERRED STOCK

In December 1999, we sold 30,000 shares of our Series B preferred stock (the “Series B Stock”) to Saratoga Partners IV, L.P. and its related investors (“Saratoga”) for a purchase price of $1,000 per share and in August 2000, we issued to Saratoga a seven-year warrant to purchase one million shares of our common stock at an original exercise price of $4.30 per share, but subsequently adjusted to $4.20 per share after the effect of anti-dilution provisions stipulated in the warrant agreement. On March 6, 2006, we issued 829,597 shares of common stock pursuant to the exercise of the warrants. The shares were purchased pursuant to a “net exercise” provision of the warrants in which 170,403 shares subject to the warrants were used to pay the exercise price of $4.2 million.

On June 30, 2005, we entered into an agreement with Saratoga that provided for the conversion of the Series B Stock held by Saratoga upon the payment of accrued and unpaid cash dividends on the Series B Stock in the amount of approximately $10.8 million. Upon such payment, which occurred on June 30, 2005, Saratoga converted all of the outstanding Series B Stock to common stock in accordance with the agreement. The Series B Stock owned by Saratoga consisted of 36,970 shares with a stated value of $1,000 per share, of which 30,000 shares were issued in December 1999 for a price of $30.0 million and 6,970 shares were issued as dividends of additional Series B Stock since December 1999.

The Series B Stock was entitled to receive quarterly dividends in a combination of cash and additional shares of Series B Stock. The initial rate for the dividend was 6% of the stated value of $1,000 per share, of which 2% was payable in cash and 4% was payable in additional Series B Stock. Starting in January 2004, the dividend rate moved to 7%, of which 3% was payable in cash and 4% in Series B Stock. The Series B Stock provided for an “arrearage rate” if the cash portion of the dividend was not paid, increasing the cash portion of the dividend to 7%. The arrearage rate became effective in October 2000, thus accruing dividends at an 11% rate, 7% in cash and 4% in additional shares of Series B Stock. We had issued the additional Series B Stock dividends on a quarterly basis on the first day of the month after the end of each quarter. However, the cash portion of the dividend had not been paid since 2000, which resulted in an accumulated liability of approximately $10.8 million as of March 31, 2005. No interest was required to be accrued on the unpaid cash dividends. On June 30, 2005, the Series B Stock was converted into 5,365,746 shares of common stock.

Under a shareholders’ agreement among Saratoga, Daniel R. Baty, our chief executive officer and our largest shareholder except for Saratoga, and us, entered into at the time of the Series B Stock financing, Saratoga is entitled to board representation based on a percentage of the entire Board of Directors,

Selling shareholders

rounded up to the nearest whole director, that is represented by the voting power of equity securities attributable to the capital stock owned by Saratoga. The shareholders’ agreement provides for a minimum of two Saratoga directors. Under this agreement, Saratoga is currently entitled to designate three of eight members of our Board of Directors, but thus far has chosen to select only two. Saratoga’s right to designate directors terminates when Saratoga has sold more than 50% of its initial investment and its remaining shares represent less than 5% of the outstanding shares of common stock on a fully diluted basis or it is unable to exercise independent control over its shares.

In addition, the shareholders’ agreement provides that neither Saratoga nor Mr. Baty is permitted to purchase voting securities in excess of a defined limit. That limit for Saratoga is 110%, and for Mr. Baty is 100%, of the number of shares of common stock beneficially owned by Saratoga at the completion of the original Series B Stock financing (including securities originally issued and those issued as dividends with respect thereto). These restrictions will terminate 18 months after the date on which Saratoga cease to hold securities representing 5% of the outstanding shares of our common stock on a fully diluted basis. The shareholders’ agreement also provides that if Mr. Baty contemplates selling 30% or more of the common stock he owns, Saratoga would have the right to participate in the sale on a proportional basis.

CONVERTIBLE DEBENTURES

In November 2005, we completed an offer to exchange our outstanding 6.25% Convertible Subordinated Debentures due 2006 for new 6.25% Convertible Subordinated Debentures due 2008. In the exchange offer, $26.6 million of the $32.0 million principal amount of outstanding debentures were exchanged. The remaining $5.4 million principal amount of outstanding debentures continued outstanding and was paid at maturity in January 2006. The terms of the then existing debentures and the new debentures are substantially the same, except that the maturity of the new debentures is July 1, 2008, instead of January 1, 2006, and the new debentures can not be redeemed at our election. The new debentures are convertible into common stock at the rate of $22 per share. Interest on the new debentures is payable semiannually on January 1 and July 1 of each year. The new debentures are unsecured, and subordinated to all of our other indebtedness.

Of the $32.0 million principal amount of the original debentures, $15.8 million was owned by Mr. Baty or entities that he and Stanley L. Baty control and in which they have financial interests (the “Baty Entities”) and $5.0 million was owned by Saratoga. All of these debentures were exchanged in the exchange offer.

In February 2007, we offered to the holders of the new debentures to pay each holder who elected to convert its debentures by March 8, 2007, an amount in cash equal to the amount of interest the holder would receive if the new debentures were held to the maturity date of July 1, 2008. The incentive payment of $1.3 million was made April 16, 2007. This amount would otherwise have been paid in three equal installments on July 1, 2007, January 1, 2008 and July 1, 2008. Of the $26.6 million principal amount of new debentures outstanding, holders of $16.1 million principal amount converted their debentures into 732,725 shares of common stock. Of those converted, $15.8 million principal amount of new debentures was owned by the Baty Entities. These entities were issued 717,726 shares of common stock in the conversions and received approximately $1.3 million in cash.

In 2006, we paid an aggregate amount of approximately $987,000 to the Baty Entities as interest on the debentures they held and an aggregate amount of approximately $313,000 to Saratoga as interest on the debentures they held. Saratoga continues to hold debentures in the aggregate principal amount of $5.0 million.

Plan of distribution

We may sell common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities and warrants and the selling shareholders may sell common stock, to or through underwriters or dealers, through agents, directly to other purchasers, or through a combination of these methods, on a continuous or delayed basis. We will describe the details of any such offering and any changes to the plan of distribution of Emeritus or the selling shareholders described below, in a supplement to this prospectus or other offering material.

EMERITUS DISTRIBUTION

We may distribute securities from time to time in one or more transactions at:

➢	a fixed price or prices, which may be changed;

➢	market prices prevailing at the time of sale;

➢	prices related to the prevailing market prices at the time of sale; or

➢	negotiated prices.

The applicable prospectus supplement will describe the specific terms of the offering of the securities, including:

➢	the name or names of any underwriters and managing underwriters, and, if required, any dealers or agents;

➢	the purchase price of the securities and the proceeds we will receive from the sale;

➢	any underwriting discounts and commissions and other items constituting underwriters’ compensation;

➢	any initial public offering price;

➢	any discounts or concessions allowed or reallowed or paid to dealers;

➢	any commission paid to agents; and

➢	any securities exchange or market on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in a sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the offered securities if any are purchased.

If a dealer is used in the sale of any of the securities, we or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of any such transactions.

Agents may from time to time be used to solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities

Plan of distribution

and set forth the terms of any such transactions. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Underwriters or agents could make sales in privately negotiated transactions or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined under the Securities Act, which includes sales made directly on the American Stock Exchange, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange. We are not making an offer of securities in any state or jurisdiction that does not permit such an offer.

We may directly solicit offers to purchase the securities and we may make sales of securities directly to institutional investors or others. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process used.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement or in a post-effective amendment.

In connection with the sale of the securities, underwriters, dealers or agents may receive compensation from us or from purchasers of the securities for whom they act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities, and any institutional investors or others that purchase securities directly and then resell the securities, may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act.

We may provide indemnification to underwriters, dealers, agents and others who participate in the distribution of the securities with respect to some liabilities, including liabilities arising under the Securities Act, and provide contribution with respect to payments that they may be required to make in connection with such liabilities.

If indicated in the applicable prospectus supplement, we may authorize underwriters or agents to solicit offers by specific institutions to purchase the securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include, among others:

➢	commercial and savings banks;

➢	insurance companies;

➢	pension funds;

➢	investment companies; and

➢	educational and charitable institutions.

Plan of distribution

In all cases, we must approve the contracting institutions. The obligations of any purchaser under any payment and delivery contract will be subject to the condition that the purchase of the securities is not, at the time of delivery, prohibited by applicable law.

Unless otherwise indicated in the applicable prospectus supplement or the securities are already trading on a national securities exchange or market, we do not intend to apply for the listing of any class of securities on a national securities exchange or market. If any of the securities of any series are sold to or through underwriters, the underwriters may make a market in those securities, as permitted by applicable laws and regulations. No underwriter is obligated, however, to make a market in those securities, and any market-making that is done may be discontinued at any time at the sole discretion of the underwriters. No assurance can be given as to the liquidity of, or trading markets for, any of the securities.

In connection with an offering of securities, underwriters may engage in stabilizing and syndicate covering transactions in accordance with applicable law. Underwriters may over-allot the offered securities in connection with an offering, creating a short position in their account. Syndicate covering transactions involve purchases of the offered securities by underwriters in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the offered securities to be higher than it would otherwise be in the absence of these transactions. These transactions, if commenced, may be discontinued at any time.

Some of the underwriters, dealers or agents, or their affiliates, may engage in transactions with or perform services for us in the ordinary course of business.

In order to comply with the securities laws of certain jurisdictions, if applicable, the securities offered by this prospectus may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the securities offered by this prospectus may not be sold unless such securities have been registered or qualified for sale in these jurisdictions or an exemption from registration or qualification is available and complied with.

SELLING SHAREHOLDERS DISTRIBUTION

Pursuant to this registration, we intend to provide applicable selling shareholders with freely tradable shares of our common stock, although the registration of this common stock does not necessarily mean that it will be offered or sold by such selling shareholders under this prospectus and applicable prospectus supplements.

We will not receive any proceeds from the sale of our common stock by the selling shareholders, but we may in certain cases, pay fees and expenses relating to the registration or an offering of such common stock, such as registration and filing fees, fees and expenses for complying with federal and state securities laws and NASD rules and regulations, and fees and expenses incurred in connection with a listing, if any, of any of the securities on any securities exchange or association.

The selling shareholders may from time to time sell their shares of common stock covered by this prospectus and any accompanying prospectus supplement directly to purchasers. Alternatively, the selling shareholders may from time to time offer such shares of common stock through dealers or agents, who may receive compensation in the form of commissions from the selling shareholders and for the purchasers of such shares of common stock for whom they may act as agent. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices, at prices related to

Plan of distribution

the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in cross, block or other types of transactions:

➢	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the securities may be listed or quoted at the time of sale;

➢	in the over-the-counter market;

➢	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

➢	through the writing of options, whether the options are listed on an options exchange or otherwise;

➢	through the settlement of short sales; or

➢	through any other legally available means.

In addition, any shares of common stock that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

The selling shareholders and any dealers or agents that participate in the distribution of such shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the resale of the shares of common stock by them and any commissions received by any of these dealers or agents might be deemed to be underwriting commissions under the Securities Act.

In connection with distribution of the selling shareholders’ shares of common stock covered by this prospectus:

➢	the selling shareholders may enter into hedging transactions with brokers or dealers;

➢	the brokers and dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling securityholders;

➢	the selling shareholders may sell the common stock short and deliver the common stock to close out these short positions;

➢	the selling shareholders may enter into option or other transactions with broker and dealers that involve the delivery of the common stock to the broker and dealers, who may then resell or otherwise transfer the common stock; and

➢	the selling shareholders may loan or pledge the common stock to a broker or dealer or other person or entity and the broker or dealer or other person or entity may sell the common stock so loaned or upon a default may sell or otherwise transfer the pledged common stock.

Persons participating in the distribution of the selling shareholders’ shares of common stock offered by this prospectus may engage in transactions that stabilize the price of the common stock. The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the common stock in the market and to the activities of the selling shareholders.

To the extent required, the common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. In addition, we will make copies of this prospectus and any applicable prospectus supplement available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We have agreed and may agree to indemnify the selling shareholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the selling shareholders’ shares of common stock offered by this prospectus, against specified liabilities, including liabilities under the Securities Act.

Plan of distribution

The selling shareholders have agreed and may agree to indemnify us and any brokers, dealers and agents against such specified liabilities as well.

In order to comply with the securities laws of certain jurisdictions, if applicable, the securities offered by this prospectus may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the common stock offered by this prospectus may not be sold unless such common stock has been registered or qualified for sale in these jurisdictions or an exemption from registration or qualification is available and complied with.

Legal matters

Unless otherwise stated in any applicable prospectus supplement, in connection with particular offerings of the securities under this prospectus in the future, the validity of the common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities or warrants will be passed upon for us by Perkins Coie LLP, Seattle, Washington. In addition, certain legal matters with respect to any securities that may be offered under this prospectus may be passed on by counsel for any selling shareholders, underwriters, dealers or agents, each of whom would be named in the related prospectus supplement.

Experts

The consolidated financial statements and the financial statement schedule of Emeritus Corporation and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Emeritus’s annual report on Form 10-K for the year ended December 31, 2006, as amended, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.

The audit report of KPMG LLP covering the December 31, 2006 financial statements refers to the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, effective January 1, 2006.

The consolidated financial statements of Summerville Senior Living, Inc. and subsidiaries as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, incorporated in this prospectus by reference from Emeritus Corporation’s Current Report on Form 8-K dated June 11, 2007, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated June 7, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a restatement), which are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.